7th Annual MBEP State of the Region

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Nov 2, 2021

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When our region's community, business, and civic leaders come together at an MBEP event, good things happen. Our 7th Annual State of the Region included cross-sector conversations covering a range of topics from childcare to housing, systemic racial bias in our education system, and how state and federal relief funds are being deployed to benefit our region. Be inspired about how we can create a more inclusive and vibrant economy for all.

MBEP

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, sec.gov/Archives/edgar/data/1816937/000109690621000494/box_1aa.htm

99:15 i came across this i don't know about 199:17 six months ago 199:18 and learned about boxable and i thought 199:20 this is something we have to 199:22 have and share with our region because 199:24 um it's so freaking cool 199:27 so i reached out to them and they say 199:29 that you know they'd be happy to be part 199:30 of it so i'm really so excited that 199:32 galliano 199:34 teramini is here with us today he's uh 199:36 one of the founders of boxable and uh he 199:38 graciously agreed to to be here with us 199:41 uh but i think in order for you guys to 199:42 get your brain wrapped around what he's 199:44 going to be talking about we should 199:45 start with this video 199:47 which uh you know the old adage that a 199:49 picture's worth a thousand words this is 199:51 amazing so we're going to run this video 199:53 and then we'll get galliano on the stage 199:57 [Music] 200:12 [Applause] 200:13 [Music] 200:17 [Applause] 200:19 [Music] 200:20 [Applause] 200:22 [Music] 200:23 [Applause] 200:26 [Music] 200:28 [Applause] 200:33 [Music] 200:51 [Applause] 200:55 [Music] 200:57 [Applause] 200:59 [Music] 201:01 [Applause] 201:04 [Music] 201:05 [Applause] 201:06 [Music] 201:09 [Applause] 201:11 [Music] 201:11 [Applause] 201:15 [Music] 201:44 great and with that we're gonna get 201:47 galliano on the stage welcome 201:49 hi there how are you doing good thanks 201:53 floor is yours 201:54 oh thank you okay i'm paolo tiramani 201:56 standing in for galliano who's my 201:58 business

partner uh thanks thanks for 202:01 coming and attending uh so yeah thanks 202:03 for that introduction kate super nice uh 202:06 and i'll give you just a top-line view 202:08 of the boxable project and then go down 202:10 and we can maybe take a walk around the 202:12 factory and even look inside 202:14 a casita with me as your host so 202:17 boxable is a building technology that is 202:19 basically post-industrial 202:21 post-industrial means basically it's 202:23 built in a factory uh no other buildings 202:25 are built in a factory that can ship and 202:28 uh because it's a very difficult problem 202:30 and one of the core technologies that we 202:31 have with boxable is that we pack down 202:34 as you saw and we have basically two 202:36 different types of space we have the 202:38 dollar dense space that cannot be 202:40 compressed kitchens and bathrooms stairs 202:42 closets and things of that nature but 202:44 about two-thirds of our home is 202:46 typically empty space so we just said 202:47 let's fold it down and that allowed us 202:49 to 202:50 ship uh all around the world eight and a 202:52 half foot wide with no flag cars no 202:54 permits no nothing very very easy yet 202:57 when the product lands on site in about 202:59 an hour possible unpacks to a huge 20 203:03 foot wide nine and a half foot ceilings 203:06 and the larger units will have up to a 203:07 40 foot clear span 203:10 so you can imagine with those kind of 203:12 numbers boxable if you think of them as 203:14 very large lego blocks 203:16 and what you did as a kid putting those 203:17 blocks together uh you can build pretty 203:20 much uh anything especially with that 203:22 ceiling height and then in terms of the 203:24 walls and interior construction uh 203:27 because we're in a factory and we have 203:28 big equipment we don't need little bits 203:30 of wood and nails and hammers we have 203:32 large equipment and we're a panelized 203:34 process our thermal capacity is 203:37 extraordinary wind loads shear loads 203:39 everything is superior to all 203:42 current 203:43 building codes so 203:45 boxable is a building construction 203:47 technology that can build almost 203:50 anything and we have our first factory 203:52 one which you can see behind me a very 203:54 large uh vanishing point uh factory that 203:58 we've set up here in fantastic 204:00 las vegas nevada so we're really not 204:03 very far from from eurodol and uh we are 204:06 not we're not registered as a charity we 204:08 are a for-profit business but we are 204:11 having said that we are good works and 204:13 the mission for the the company has been 204:15 set up to fix a problem to fix one of 204:18 the largest problems the world has uh 204:21 currently uh and um the mission of the 204:23 company is very very simple to put as 204:26 many roofs over as many people's heads 204:29 as we can at the very very highest 204:32 quality but at the lowest 204:34 price 204:35 so the factory you see behind me has 204:37 been 204:38 operating about five or six weeks uh 204:40 we've stood the whole factory up in 204:42 about 204:43 um seven seven months it's really quite 204:46 remarkable we call it possible possible 204:49 time or boxable speed 204:51 and we're just in the middle now 204:52 delivering an order for the federal 204:54 government 204:56 for 156 units for the department of 204:58 defense 204:59 and our first configuration from the 205:01 technology if you think of the 205:02 technology as basically three huge lego 205:06 bricks uh three different sizes um and 205:09 they can build almost anything and then 205:11 what do we do inside of those big empty 205:14 boxes while we configure them so the 205:16 first one we've configured 205:18 as an adu which we i see we were talking 205:21 about earlier which is an accessory 205:22 dwelling unit very popular in uh in 205:25 california and that's 50 000 205:28 all in that kitchen appliances and i'm 205:31 going to take the time to show you and 205:32 i'm actually going to do a little 205:34 walking tour if i may uh you can see 205:37 around to our 205:38 to our office space here this is on the 205:40 way we'll go past the factory uh you can 205:43 see we are a design company so 205:45 everything has to be beautiful 205:47 boxable so it's an incredible design of 205:50 faith 205:51 i hope i'm not giving you uh vertigo 205:55 very nice here's a packed up box the 205:56 book and let's take a walk with me

out 205:59 to the factory it might be a little 206:00 noisy out here on friday on fridays we 206:03 do lunches for the whole factory 206:06 and uh you can actually see the guys 206:08 here 206:09 with a bit of music playing 206:11 and delicious food 206:14 how about everybody give me a wave 206:17 there you go 206:21 nice 206:26 so 206:27 so yeah so 206:28 boxable products is pretty much 206:30 everything resistant 206:32 uh 206:33 it's it's uh waterproof 206:36 uh rated non-flammable 206:39 um 206:40 bugs can't eat it mold can't grow in it 206:43 the homes are basically built from 206:45 concrete and steel 206:47 so there's really nothing to go wrong 206:49 and you saw them being packed up 206:52 unpacked and we can pack pack them up 206:55 just as easily so it's it's rather game 206:57 changing in terms of what can be done 207:00 with the product 207:01 behind me you see 207:03 the lamination tables 207:05 over here 207:06 we make them 207:07 uh up to 40 foot long as a single panel 207:10 so you can imagine with a regular house 207:12 you need a very strong foundation 207:15 or the house is just wobbly but possible 207:18 product because it ships in a truck from 207:20 this giant factory 207:22 doesn't need to uh doesn't really need a 207:24 foundation so you can save a lot of 207:26 money with the foundation and what we 207:28 found is with the first casita 207:31 as an accessory dwelling unit we found 207:33 that 207:35 uh people have their own use cases and 207:37 we've been absolutely stunned 207:39 by the different youth cases 207:41 that we have for the product we've 207:44 we have over a hundred thousand orders 207:47 and the factory at full production 207:49 should be able to make products 207:56 thanks for bearing with walk here is the 207:58 casita model here and you can see in 208:01 terms of plumbing and things like that 208:04 uh it all pours off to this corner 208:08 over here 208:11 so very 208:15 and let's take a walk inside 208:19 and see if there's anybody in here 208:23 okay thanks for bearing with me 208:26 uh we're in it we're in the casita now 208:28 that you saw 208:30 and uh really a design for the ages it 208:33 comes complete with everything except 208:35 the furniture it comes with this 208:38 huge refrigerator and uh 208:41 this would be 208:42 the front door over here 208:44 and behind me we have 208:46 uh you know the living room 208:48 the full-size 208:51 full-size uh kitchen 208:53 big z-wave counter top 208:56 full-size uh 208:58 full-size bed there's nothing small 209:00 about basketball 209:01 and a really nice uh full-size 209:04 bathroom and uh comes complete 209:07 um 209:09 and uh unpack 209:10 is about 209:12 about an hour 209:13 so that would be my 209:15 10 cent tour 209:17 oh i love it it's so fantastic thank you 209:20 for that you we lost your internet 209:22 connection a little bit wobbly when you 209:23 were outside there but i think i think 209:25 you're got a strong connection there so 209:27 that's good would be great if we could 209:28 maybe have you field some questions from 209:30 the audience uh 209:31 in the time we have remaining um it's 209:34 such an exciting um the possibilities 209:36 are really kind of endless because of 209:37 the modularity of being able to build 209:40 like you said kind of lego-like uh and i 209:42 think that video did a really good job 209:43 of describing that this this could this 209:46 casita could become a very large type of 209:49 you know apartment building or office 209:51 space 209:52 uh in addition to you know starting out 209:54 as just a nice adu which you know i want 209:57 in my yard um 209:59 questions that are coming in are are you 210:00 know kind of ones you would expect uh 210:02 around uh seismic uh 210:06 fire you know what you know how are how 210:08 are you guys making sure that you're 210:10 making these earthquake proof and and 210:12 all that good stuff you want to maybe 210:14 just touch on a little bit about what's 210:15 going into the production to alleviate 210:17 those issues yeah absolutely so in terms 210:20 of hitting all the high spot points 210:22 where bug resistant water resistant 210:24 old resistant wind hurricane 210:27 rating 210:28 resistant and we're rated uh essentially 210:31 non-flammable these are concrete and 210:33 steel it's hard for them to burn we do 210:36 constant testing here 210:38 and uh 210:40 with with several testing labs apart

210:42 from our own testing and we're going 210:44 through modular certification process 210:46 state by state so they will be available 210:52 starting now to write a possible code we 210:55 find 210:56 small because it's basically a 210:58 pre-industrial situation such as the 211:01 giant cottage industry the marketplace 211:03 which is staggering considering how many 211:05 homes we need so we will be writing a 211:07 possible code at the federal level uh 211:10 and it will it will be a higher code and 211:12 something that we think the public 211:13 deserves for spending their money 211:16 right and just so you know we're 211:18 breaking up just a tad on your video but 211:20 uh but i think we're able to 211:22 um 211:23 questions about hooking up to sewer and 211:26 like just the kind of nuts and bolts if 211:27 it landed in my yard tomorrow paulo how 211:30 would it how would it actually i 211:31 wouldn't need to have a foundation down 211:32 but i would obviously have to have a 211:34 sewer hook up a water hookup all that 211:36 standard stuff right 211:39 oh there we go i'll be back 211:41 we're back yeah i got the question what 211:43 happens if it lands in your yard 211:45 tomorrow uh well uh first of all if it 211:48 lands in your backyard and you have a 211:49 narrow backyard of course we're eight 211:51 and a half foot wide so anywhere your 211:53 car can go this can go and it unpacks 211:55 just with some simple simple tools you 211:58 do not need a crane uh you can move it 212:00 around with forklift truck it'll unpack 212:03 in a couple of hours 212:04 and then the hookups are whatever your 212:07 local municipality needs as a minimum i 212:09 mentioned this earlier i'm not sure if 212:11 your viewers 212:12 could hear it but uh when you build a 212:14 normal house you need a strong 212:15 foundation because guys with little 212:18 sticks of wood and nails go around and 212:19 hammer it together and it's all a bit 212:21 loose wobbly and uh with the boxable 212:24 products of course uh it's staggeringly 212:26 strong so we don't actually need 212:28 anything to hold up with possible you 212:29 can hold it up from the four corners so 212:31 we recommend whatever the minimum your 212:32 local municipality 212:34 uh will uh will allow and then again 212:38 because it's a consumer product we make 212:39 things very easy nothing comes out of 212:42 the bottom of the building again because 212:44 why that would be very difficult to 212:45 access 212:46 all the waste water 212:48 electric all ports to just one corner 212:51 actually behind me for your hookups and 212:54 depending on your use case if you're 212:55 putting it as an adu as a backyard 212:57 casita then um you can hook into the 213:00 main house power 213:01 uh the probably 213:03 the main house of sewer whether it's a 213:05 well or city sewer and uh you know it 213:09 really depends on the use case in terms 213:11 of what other infrastructure you need 213:12 and certainly you can absolutely enjoy 213:14 it completely off 213:18 uh with this with a solar under 213:20 generator 213:22 and things like that it's never 213:23 whatsoever 213:24 great um and you're kind of breaking up 213:26 again so the um it's all electric i want 213:29 to just clarify that point is that 213:31 accurate 213:32 uh so so we are 213:35 we are all all electric correct and we 213:37 have uh 213:39 mini split uh heating and cooling 213:42 and can you does it come with a ed 213:44 charger already built in and as part of 213:46 that port outside 213:47 uh we're um we don't we don't have 213:51 something no doubt it's going to be a 213:52 very popular option right 213:55 cool well i know there's a gazillion 213:57 questions but what i really wanted to 213:58 get to is something that i'm super 213:59 excited about and 214:01 talk to your co-founder about when we 214:03 did our prep call is we want a factory 214:05 here in our region 214:07 we want to be top of your list when you 214:09 expand beyond las vegas and can you just 214:12 talk a little bit about what your plans 214:13 are in that regard and tease us a little 214:15 bit about what the possibilities might 214:17 be 214:25 uh oh looks like we lost him again here 214:31 okay we're gonna hope that he can come 214:33 back maybe he's moving inside 214:38 well 214:39 that's a bummer i will tell you what i 214:41 learned while we're waiting for him to 214:42 come back on 214:44

um is that uh 214:46 of course this this first factory is 214:48 sort of a proof of concept right so 214:50 they're they're working out the kinks 214:51 making sure that they can meet the 214:52 demand that they have especially from 214:54 this very large federal government order 214:56 and then they'll begin taking uh and 214:58 filling the orders that they already 214:59 have as you saw on the map the hundreds 215:01 of thousands of orders that they have uh 215:03 from the uh folks just like you know 215:06 people here on the call that are 215:07 interested in buying one for fifty 215:08 thousand dollars not that fifty thousand 215:10 dollars is cheap but when you think 215:12 about it in terms of a house it's 215:13 completely ready to go with all the 215:15 appliances even it's it's quite 215:17 extraordinary um i also was asking um 215:21 his colleague about uh installers you 215:24 know could was that another pipeline for 215:26 jobs for us are they going to be 215:27 certifying uh 215:29 uh installers to do that and there is a 215:32 very as you can imagine a very robust 215:34 plan behind that of sort of getting 215:36 people lined up all over the country 215:38 that are trained in setting these up and 215:41 uh and um getting the qualifications and 215:44 making sure that they can do that work 215:45 oh i see we have him back 215:48 excellent you're you're on mute though 215:50 so you're on mute but we can see you 215:52 okay okay let's let's do that sorry 215:55 about the technical problem i'm worried 215:56 i've been just kind of riffing um in the 215:58 in the meantime 216:00 so to answer your questions about the 216:01 factory we have the factory that you saw 216:04 earlier almost 170 thousand foot we 216:06 could not start any smaller than that 216:08 it's four acres under a roof it's an 216:11 eighth of a mile long 216:12 so three football fields that's a 216:14 hundred and seventy thousand our next 216:16 factory in planning uh will either be in 216:19 texas or here in 216:21 north las vegas that will be four 216:23 million square feet four million square 216:25 feet um which will be very interesting 216:28 and our plans for expansion will 216:29 probably have 216:31 four factories like that across the us 216:33 and then outside of our national borders 216:35 we will have franchise factory partners 216:38 uh major corporations uh we're lining up 216:41 now 216:42 um foreign foreign country foreign 216:44 market foreign rules foreign tastes so 216:47 we think it's best to partner and uh so 216:50 boxable aims to be uh certainly the 216:53 largest builder in the world i think 216:56 factory two 216:57 uh this is factory one behind me factory 216:59 two will make us the largest builder in 217:02 the world uh and thereafter we think it 217:04 could be one of the one of the largest 217:05 corporations in the world and i know 217:07 that sounds like terrible hubris for a 217:09 company that just started but 217:11 the fact is uh we're following the 217:14 market not leading the market in terms 217:16 of ramping up production for consumer 217:18 demand especially beyond the casita uh 217:21 when the building system can make most 217:23 things so we're looking to bring to 217:25 customers and homeowners what they 217:27 expect from everything else in their 217:29 life in a post-industrial world when you 217:32 order a shirt or a pair of eyeglasses or 217:34 anything in your life you expect to get 217:36 it within a few days you expect it to be 217:38 high quality perfect and expect to be 217:40 able to return it but not with building 217:43 construction uh we're going to change 217:44 all that and we have the technology and 217:46 the staff to do that and uh we're 217:49 operating on what we call here boxable 217:51 time which is regular time multiplied by 217:54 five 217:56 i love that i'm going to use that 217:58 well what you're doing is this is quite 217:59 revolutionary we're so excited 218:02 to bring this information to our 218:03 audience i i as i mentioned earlier when 218:05 i heard about it i was just over the 218:07 moon and i wish you continued success as 218:09 you continue to roll things out and we 218:12 look forward to hearing a lot more about 218:13 boxable in in the coming years so thank 218:15 you so much for joining us and best of 218:17 luck 218:19 thank you guys absolutely fantastic 218:21 thanks 218:23 bye 218:26 okay well that was pretty thrilling i 218:29 hope you guys enjoyed that as

much as i 218:31 did i i you know it's really going to 218:32 take a revolutionary change in how we 218:35 approach uh building housing in order to 218:37 get to the numbers that we need 218:39 uh you know 218:40 here at least in our state and in our 218:42 region this could be a real game changer 218:44 so 218:45 super exciting stuff 218:47 so i am going to pivot now and um 218:51 share something very special with for 218:53 the next few minutes so i'm going to 218:55 turn my camera off and we're going to 218:56 run a nice video 219:01 [Music] 219:06 embep mourns the sudden loss of board 219:08 member alfred diaz enfante 219:10 a dedicated community leader and 219:12 affordable housing champion who served 219:14 as president and chief executive officer 219:16 of the nonprofit housing developer 219:18 chispa for more than two decades 219:21 born and raised in salinas alfred 219:23 dedicated his life to building up his 219:25 hometown through his work with chispa he 219:27 not only helped develop more than 2 000 219:30 housing units in the region but served 219:32 as an outspoken advocate for affordable 219:34 housing 219:35 alfred joined and beppe's board in july 219:37 of 2020 but he was an integral part of 219:40 our work long before that serving as a 219:42 key member of the housing advisory 219:44 committee that helped mbep formulate its 219:46 housing initiative his knowledge of the 219:48 complexities of housing his input advice 219:52 his words of wisdom were central to 219:54 shaping mbep's work around housing a 219:56 humble and soft-spoken man alfred was an 219:58 intent listener who could make people of 220:01 all ages and experiences feel valued for 220:03 their perspective 220:05 someone who always had a kind word to 220:07 share and who took a genuine interest in 220:09 the people around him 220:11 alfred approached the most challenging 220:13 situations with kindness and optimism 220:15 and he generously shared the wealth of 220:18 his knowledge and experience with others 220:20 serving as a mentor to so many and 220:22 inspiring by example whether advocating 220:25 for the salinas soccer complex 220:27 leading digital divide projects in east 220:29 salinas expanding healthcare access to 220:31 the most vulnerable or advancing 220:33 countless affordable housing projects he 220:36 was right there doing what's right 220:38 accolades bestowed upon him include 220:40 being named a past salinas valley 220:42 chamber of commerce citizen of the year 220:44 and csu monterey bay's distinguished 220:47 fellow award for community and public 220:49 service he served on the hartnell 220:51 college foundation board for 10 years 220:53 then as its president from 2011 to 2015 220:57 earning an outstanding leadership award 220:59 from the foundation in 2018 in honor of 221:02 his parents luis and avelia diaz enfante 221:04 in 2017 he created the diaz enfante 221:07 family scholarship for farm workers 221:10 children of farm workers or low-income 221:12 students pursuing careers in business 221:15 engineering healthcare communications or 221:18 education 221:19 making the world a better place one 221:22 action at a time was what truly mattered 221:24 to alfred we are so saddened by his loss 221:27 but remain inspired by the huge legacy 221:29 he left and that we can help carry 221:31 forward 221:32 when alfred spoke people listened 221:35 i've always had such deep respect for 221:37 his intelligence his humility and his 221:39 authenticity 221:41 he was such a role model to so many of 221:43 us who are lucky enough to know him 221:46 his quiet power and his ability to 221:48 bridge between many different groups 221:50 will always be an inspiration to me and 221:52 others to do what we can to continue on 221:55 in his memory 221:57 [Music] 222:18 and now i'd like to invite to the stage 222:20 our chair board chair dr eduardo ochoa 222:24 president of csu 222:26 monterey bay 222:31 hello i'm eduardo choa president of csu 222:34 monterey bay and board chair of mbep as 222:37 you just saw from that moving video 222:39 alfred diaz infante was a dedicated 222:42 community leader and affordable housing 222:43 champion who tragically lost his life 222:46 recently in a car accident 222:48 alfred served as president and chief 222:50 executive officer of the non-profit 222:52 housing developer

chispa for more than 222:54 two decades 222:55 he was also an mbep board member 222:58 to honor alfred's legacy and preserve 223:00 his memory i am pleased to share with 223:02 you that the mbep board has renamed our 223:04 annual community impact award to the 223:06 alfred diaz enfante community impact 223:08 award 223:11 we hope this is one small way we can 223:12 acknowledge alfred's significant 223:14 community impact and quiet leadership 223:16 that has inspired so many 223:18 that it will help people better 223:20 understand the awards purpose and help 223:22 keep his memory alive 223:25 each year at the state of the region 223:27 this award is given in recognition of an 223:30 individual or organization who 223:31 demonstrates significant community 223:33 impact and leadership that inspires 223:35 others 223:36 our board of directors is proud to give 223:38 this year's award 223:39 to willie elliott mcrae 223:42 executive director and ceo of second 223:44 harvest food bank in watsonville in 223:47 recognition of his significant 223:48 contributions to santa cruz county over 223:50 the years 223:51 most recently second harvest's response 223:54 to the pandemic included a hybrid food 223:57 distribution program with mass 223:58 distributions at the boardwalk and 224:00 fairgrounds and partner agencies and 224:03 linking families with long-term 224:04 nutrition homes and distribution 224:06 programs 224:07 mbebep's board of directors is happy to 224:09 recognize you as recipient for this 224:11 year's award 224:12 please accept this award in appreciation 224:14 of your distinguished career and 224:16 tremendous pandemic response efforts 224:18 eduardo thank you so very much for this 224:20 honor 224:22 and to the monterey bay economic 224:23 partnership thank you so very much for 224:26 this recognition it has been such an 224:28 honor to work for second harvest for the 224:30 last 40 years but never more so than 224:32 last year during the pandemic it was 224:35 unbelievable the way the community 224:38 responded the way the volunteers and the 224:40 staff responded 224:42 virtually overnight we were distributing 224:44 twice as much food to twice as many 224:46 families we went from serving 50 000 224:49 people a month to over a hundred 224:51 thousand people a month 224:52 from 600 000 pounds a month to over 1.2 224:56 million pounds a month that was a lot of 224:58 heavy lifting 225:00 and there were a lot of people that made 225:02 it possible 225:07 congratulations willie on this award you 225:09 absolutely deserve it this last year the 225:11 food bank has really responded to the 225:13 community's need and that so much of 225:15 that has been your vision and leadership 225:17 your warmth and passion and i've been so 225:19 proud to be a part of it 225:20 without you we would not be able to 225:22 provide the amount of food and services 225:25 that we provide to the community of 225:28 santa cruz county without you 225:30 this organization would not be where it 225:32 is at today we've been able to see a 225:34 growth of community members coming out 225:37 to get our nutritious vegetables and 225:39 fruits along with other items that are 225:41 necessities for their families along 225:43 with encouraging youth to be involved in 225:45 our community food distributions some of 225:47 them have been able to feed their own 225:49 families as well encouraging their 225:51 neighbors to come by our food 225:52 distributions and just increase the 225:55 amount of the community we are able to 225:56 serve willie is so deserving of this 225:58 award he is the heart and soul of the 226:00 food bank and through his leadership he 226:02 has prioritized bringing together 226:04 program participants community leaders 226:06 donors business community and staff to 226:09 collaborate to end hunger in santa cruz 226:11 county second harvest food bank could 226:13 not have done it without you without 226:15 your leadership and without your 226:16 guidance this past year you helped feed 226:18 the community during this pandemic and 226:20 during the fires and i know that with 226:22 your continued leadership we will be 226:24 able to help feed the community and meet 226:26 our goal of 11 million pounds this year 226:29 congratulations willie well deserved you 226:32 have dedicated 40 years of your life to

226:35 our community without you we wouldn't 226:37 have been able to do this 226:38 congratulations willie on your community 226:40 impact award thank you so much and 226:43 congratulations on your award 226:44 congratulations 226:46 thank you and congratulations good job 226:48 willie congratulations 226:51 willie second harvest food bank is 226:53 clearly one of the premier organizations 226:55 in our community that makes a huge 226:58 impact 226:59 so it was obvious when we were deciding 227:02 at mbep on this award that you deserve 227:05 it this year i worked with you during 227:06 the recession 227:08 i saw what you did during the fires the 227:10 pandemic you innovated and brought food 227:12 to people where they could get it safely 227:14 down at the boardwalk in the parking lot 227:16 thank you you're my community hero 227:20 i've been so blessed to be able to work 227:22 with the most extraordinary group of 227:24 staff 227:25 and volunteers and trustees and partners 227:28 for the last four decades 227:30 all working together to make sure that 227:32 everyone has healthy food on their 227:34 tables and on behalf of all these folks 227:37 i accept this award 227:48 yay 227:49 willie we love you we're so happy to 227:51 honor you this year with this award and 227:53 um of course you all know how i feel 227:55 about alfred so that was just lovely and 227:58 i'm so glad uh i will have such an 228:00 amazing board that 228:02 that believes in and honoring these two 228:04 very special men the way we did 228:07 so uh we have reached the end of our 228:09 program we're going to probably give you 228:10 a few minutes back i wanted to thank you 228:12 so much for joining us today a special 228:14 shout out to our amazing speakers 228:17 uh i don't know i think they're all the 228:19 best after i finish one but this one 228:20 really felt really amazing and and such 228:23 quality speakers so a special shout out 228:25 to all them we do have a small token of 228:28 of our appreciation that i wanted to 228:29 just do a quick show and tell of we are 228:32 sending all of our speakers we always 228:33 send them a little speaker gift and this 228:35 is a lovely uh package from el pajaro uh 228:39 cdc carmen herrera's organization out of 228:41 watsonville these are all amazing 228:43 homemade 228:44 uh entrepreneurs supported by that 228:47 organization uh a little gift pack and i 228:49 wanted to make sure to thank her for all 228:51 the excellent work she does in our 228:53 community such a such a gem and to 228:57 want to support her this way by buying 228:59 these for our speakers and also just 229:02 remind you all as you're doing your 229:03 holiday shopping you might want to pick 229:06 up a box so be sure to check out el poro 229:08 cdc their website you can order and and 229:10 customize your order and they have 229:12 amazing products made right here in 229:13 watsonville by hardworking folks that 229:16 are starting out their own food business 229:18 so um do do what you can to support them 229:20 please 229:22 and finally i just wanted to thank 229:23 everyone personally 229:25 this has just been an amazing part of my 229:27 life these last six years and running 229:28 mbapp and all the support that you all 229:30 have given me it's just been 229:33 so amazing and um you know as most of 229:36 you know i'm sailing off into the 229:38 retirement sunset uh at the end of this 229:40 year 229:41 so uh next year i will be in the 229:43 audience with all of you 229:45 watching 229:46 and i can't wait for that and uh it's 229:49 continuing to support mbep and the 229:50 fabulous work that this team does 229:53 uh our amazing staff our amazing board 229:55 and the members that make it all happen 229:57 so it truly takes a village and i'm just 229:59 so so grateful 230:00 so thank you all keep an eye out for the 230:03 full event recap that we'll be posting 230:05 next week um you can watch the recording 230:08 and download all sorts of good stuff if 230:09 you missed any part of it 230:11 and again gratitude for everyone 230:13 involved thanks to my amazing team maya 230:16 at all that put this and emmy who 230:17 stepped in to help us out today to put 230:19 to produce a show and i hope you all 230:21 enjoyed it have a great rest your day

Galiano Tiramani Founder of Boxabl

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Oct 17, 2021

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A man who is literally turning one of the largest industries globally on it's head sits down with us at Call To Action Podcast to talk everything from the how to raise money in the current market to a live historical moment captured during the interview. Even Elon Musk owns a Boxabl! It is an honor and pleasure to welcome Galiano Tiramani and Boxabl to the Call To Action Podcast. Want more videos? - Subscribe! ➜ https://www.youtube.com/channel/UCjMd... Book a Podcast Deep-Dive into Your Own Story ► https://dimensionsoftware.com Created with Love, Team Call To Action Podcast ✌ #boxabl #galianotiramani #calltoaction #startup #ctap #dimensionsoftware #podcast Link up with Galiano https://www.boxabl.com https://www.linkedin.com/in/galianoti... Boxabl Disclaimer BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:07
[Music]
00:08
welcome
00:09
to the call to action podcast where we
00:11
bring you incredible people and even
00:14
more incredible stories with discussions
00:16
and topics about what it takes to
00:18
sacrifice everything to overcome
00:21
hardships and failures to achieve
00:22
success
00:24
our guests heard the call
00:26
now it's your turn
00:30
have you ever wondered how you could
00:31
change the world by simplifying what we
00:33
know to be true
00:35
our next guest is doing just that with
00:37
the thing you spend the most time doing
00:39
being inside your house
00:41
he has led his startup to raise nearly
00:43
four million dollars via crowdfunding
00:44
and is completely changing the way
00:46
housing is mass produced it's called
00:48
boxable and in less than an hour after
00:51
arrival a new homeowner can be enjoying
00:53
a glass of wine inside their boxable
00:55
home it's so popular now that elon musk
00:57
lives in one he's also the co-founder of
01:00
coinhub a popular crypto atm service
01:03
and if he never told this naysayers to
01:05
[__] off when telling him you don't need
01:06
to reinvent the wheel when it comes to
01:08
construction he wouldn't be on the way
01:10

to creating the apple experience of the
01:12
housing market
01:13
with the efficiency of an amazon
01:15
fulfillment facility please welcome the
01:18
real life bob the builder and our next
01:19
guest
01:20
galiano tiramani
01:23
thanks for coming on the show
01:24
man hey thank you so much
01:27
for having me on the show i have told a
01:29
lot of people to [__] off
01:31
i i'm quite
01:33
that was just an absolute assumption but
01:35
you i don't know there's like a kindred
01:36
spirit i've watched some videos like man
01:38
he kind of seems like the guy that that
01:40
would just stay straight up tell you
01:42
what's on his mind but uh of course
01:44
welcome to called action podcast um
01:46
before we get into the reasons and we
01:48
got you only for a short period of time
01:50
today uh we're going to put you through
01:53

a prefrontal cortex warm up like you've
01:55
never experienced it's a wild array of
01:57
random rapid fire questions it's called
02:00
the brain freeze frenzy are you ready
02:02
let's do it first reaction when you
02:04
heard elon musk was living in a casita
02:08
um
02:09
unfortunately my my reaction has to be
02:11
per my lawyers no comment
02:14
sorry
02:17
wow okay we should have started this
02:19
with shots of something who knows all
02:21
right moving on guys
02:22
morning routine
02:24
um
02:25
what i do first thing in the morning is
02:27
just hang out with my my kids and wife
02:30
um
02:31
because uh they're nicer to me in the
02:33
morning by the end of the day they're a
02:34
little bit tired and grumpy
02:38
i could say the same man i just had a
02:39
newborn about six months ago and uh it's

02:42
about the same thing man we're all going
02:44
through that keith's got one thanks man
02:46
uh if you could get drunk or high with
02:48
anyone in history who would it be and
02:49
why
02:50
well i have not used drugs or alcohol
02:53
for about eight years
02:55
um
02:57
that
02:57
that may be contributing to my success
03:02
so uh i'll pass on that one um
03:06
uh maybe one of the founding fathers of
03:09
the of the country because i'm into
03:11
politics
03:12
let's say let's go with abraham lincoln
03:14
beautiful
03:15
what is the most single day pre-orders
03:18
for boxable
03:19
um in a day
03:22
um not i have no clue i'd have to pull
03:24
up the chart but it's probably it's
03:26
probably got to be you know i'm sure we
03:28
had a day with a thousand come in

03:31
wow that's fine that's incredible we're
03:33
we're at 60 yeah they're not necessarily
03:34
pre-orders um because they're um
03:38
um they don't have deposits on them um
03:41
but we do have 60 000 people on that
03:43
list now you know most most of which
03:46
have come probably in the last year
03:48
that's so cool man congrats we'll jump
03:50
right into that as soon as we're done
03:51
with this cinnamon toast crunch or
03:53
reese's puff cereal
03:55
cinnamon toast crunch i have a serious
03:57
problem with that actually and my wife
04:00
she hides it every time it's in the
04:01
house because i end up eating the whole
04:02
box sometimes
04:06
that's awesome
04:07
i'd uh go with the same actually
04:10
yeah ditto
04:12
switching focus most surprising thing
04:13
about building a startup from ground
04:15

zero since you have a couple of these
04:18
um well you know a lot of um
04:21
surprising stuff happens a lot of crazy
04:24
stuff that you know you wouldn't expect
04:27
comes along all of a sudden and and it's
04:29
pretty much on a regular basis
04:32
um i'm just like oh my god this is crazy
04:35
and certainly with boxable the the
04:37
trajectory we're on and the speed at
04:39
which things are happening have been
04:41
blowing our minds and the interest level
04:44
um you know you mentioned uh you know
04:47
money raising at the beginning
04:49
the we've now we've now raised you know
04:51
tens of millions of dollars
04:53
beyond the four million that you
04:55
mentioned so that's been pretty crazy
04:57
for me because none of my other projects
04:59
i ever raised money for
05:01
and now that we've kind of whipped up
05:02
all this interest through the good
05:04
marketing
05:06

we've been able to to bring in this
05:08
money that we need that gives us the
05:09
ammunition
05:10
to execute right so
05:13
yeah all kind of crazy stuff happening
05:15
every day
05:16
one one big learning curve i'm having
05:18
now is
05:19
managing a really big team because i
05:21
think we're up to
05:22
over easily over 60 people so we are
05:26
just dealing with managing so many
05:28
different people
05:30
yeah and since that's such a hardware
05:32
intensive business that raise makes a
05:34
lot more sense in your industry i'm just
05:36
throwing that out there there yeah this
05:38
is no joke i'm sitting right now in a
05:40
170 000 foot building so you can imagine
05:43
what the rent is like on something like
05:45
that
05:46
not to mention all the equipment and
05:48

everything else
05:49
that's insane was it built real quick is
05:51
it all big boxable
05:54
manufacturing or is it just uh
05:56
the the building you're actually in or
05:58
is it just standardized for a factory
06:01
i'd love a boxable factory man out of
06:03
boxables that builds boxables but this
06:05
is just a and that'd be cool
06:07
yeah this is just a concrete tilt-up
06:09
shell uh that was that was built here
06:12
and then we leased it and then we did
06:13
kind of a custom fit out of the whole
06:15
thing just a couple more real quick uh
06:17
any other famous or notable people with
06:20
uh pre-orders for boxable that you'd
06:22
like to market out there
06:23
um
06:25
i don't i don't know i haven't even
06:27
really
06:28
looked at looked at the list and uh i
06:30
don't want to speak out of school on
06:32
anyone
06:33

so nothing to mention on that front
06:38
bentley defense i mean we're go we'll
06:39
have one yeah we've got to at sea tap at
06:42
some point you know we want to convert
06:43
our entire enterprise uh over to your
06:45
casitas man they're just you know they
06:47
they blow us away and and hey that and
06:49
to all of your other successful kind of
06:51
entrepreneurship all the businesses that
06:53
you have going what is one great and one
06:57
shitty piece of leadership advice you've
06:58
been given in your
07:00
lifetime uh advice i've been given
07:05
yes
07:07
you know
07:08
some
07:10
people
07:11
try to make me
07:13
be overly cautious and i really hate
07:16
that and that comes from people who
07:19
probably
07:20
you know had a career at an established
07:22
company

07:23
so they want to be very careful and safe
07:25
and
07:26
and that's you just can't do that when
07:28
you're when you're starting something
07:29
new um because then you'll just you move
07:32
too slowly you have to you know right
07:34
you have to go fast and quickly and you
07:37
know have mistakes and and all that kind
07:39
of stuff so um you know i'm not very
07:42
risk-averse i've done a lot of risky
07:44
things and i'll continue to and it kind
07:46
of
07:47
pays off to to make mistakes
07:49
amen couldn't agree more man on that you
07:52
guys have
07:54
really really revolutionized like i said
07:57
in the intro kind of the way i think
07:58
people think about
08:00
housing and buildings and and just in
08:02
construction in general and man i can
08:04
now see the vision at like which you
08:06
could scale this to but
08:09

where did it all start and how did this
08:10
concept to
08:12
attack probably one of the biggest uh
08:15
markets on planet earth and uh flip it
08:17
on its head
08:19
well
08:21
it was myself my father paolo and and
08:25
also kyle denman that started working on
08:27
this back in 2017 the original idea to
08:31
fold up the house came long before that
08:34
probably a decade before that
08:36
when paulo had actually built a modular
08:39
house he experienced the problems with
08:41
the with the wide load shipping and then
08:43
the cost and
08:44
you know ish and cumbersome nature of
08:47
shipping these wide loads and he just
08:49
thought you know there's got to be a
08:51
better way and so he he drew on a napkin
08:54
that the idea to fold
08:55
fold the house up um and back then he
08:58
had an intellectual property licensing

08:59
company where he would basically invent
09:01
stuff and sell the sell the inventions
09:04
um but nothing really came of it uh not
09:07
not a ton of work was put into it uh and
09:09
then um you know 2017 i was actually
09:13
sitting up in in northern california uh
09:16
on my on my marijuana farm uh which is
09:19
what i was doing at that time
09:20
and uh and uh i was just thinking of new
09:24
new business ventures as usual and um
09:27
you know thought about his folding house
09:30
idea and you know called him up and said
09:33
hey what about that idea let's maybe
09:35
take another look at it and then we
09:37
started doing more research um a big
09:40
part of the research focused on like
09:41
what were the problems in the market
09:43
because it's not immediately obvious you
09:45
know what the what the problems are and
09:46
there's a lot of them and then we
09:48

started just you know
09:51
chasing it down and doing research and
09:54
alternative building materials and
09:56
testing and building prototypes and got
09:58
more and more traction and at a certain
10:00
point i realized
10:01
this is a huge opportunity here like
10:04
bigger than anything else uh so i
10:07
totally bailed on on everything i was
10:08
doing up in northern california and i
10:10
moved down here to to chase this um
10:13
boxable down and now things are
10:16
accelerating quickly and to everyone who
10:19
hasn't seen those boxable movies go
10:21
check it out it's really stunning it
10:23
unfurls like an origami
10:25
piece
10:26
yet it's a house and it's real life and
10:28
it's real size and it's beautiful with
10:30
that too it's it's incredible you know
10:32
just watching it unfurl almost as if it
10:34
is once it's standing it's it's really
10:36

beautiful
10:37
yeah yeah check out boxable.com and our
10:40
youtube there's lots of content out
10:42
there so people can get an understanding
10:43
of what this is and that fact that it
10:46
folds just just the fact that it's cool
10:49
and it catches people's attention has
10:50
been a huge advantage for us because
10:52
it's brought all this interest in
10:54
yeah your your marketing team has
10:56
absolutely like destroyed i think the
11:00
from the branding the you know the logo
11:03
the the name is super you know modern
11:05
and edgy and uh
11:08
without you know the e at the end it's a
11:10
lot of companies successful companies
11:12
are doing this and man you guys fit
11:14
right in the mold there um what
11:17
from from
11:19
its original conception is is paulo your
11:22
father
11:23
yes
11:23

so
11:24
is is he you guys have obviously a very
11:27
i would guess an italian heritage is he
11:30
from italy or very close to it because
11:33
man i almost called you your last name
11:35
tiramisu the first time i uh said it out
11:38
loud in my house well he actually grew
11:40
up um in london
11:42
so he's british and
11:45
but his whole family's italian and from
11:47
italy so he spent a lot of time in italy
11:49
as a as a kid and
11:52
now
11:53
the
11:54
i think the only remaining relative we
11:56
have in italy is it is a an 80
11:59
probably more than 80 years old uh great
12:02
aunt who's a nun
12:04
and she lives in the nunnery
12:06
that's so cool man i've been i've been
12:09
to some of those up there yeah because
12:10
the design and whatnot is super modern
12:12
and it's very italian so i was wondering

12:15
like just minimalistic and modern and i
12:17
was wondering if any of that played any
12:19
uh role in kind of how you guys have uh
12:21
developed the brand to where it is today
12:23
but um yeah man it's it's pretty cool
12:26
stuff so the idea came about
12:28
you realize that there was like this big
12:30
potential for this what was like the
12:32
next step really okay we've got to build
12:34
our first one kind of out of pocket you
12:37
know bootstrap it or did you guys go
12:39
straight to crowdfunding and or whatever
12:42
um route you guys took an issue uh no we
12:44
we funded it initially mainly paolo um
12:47
you know several million dollars of his
12:50
money uh went into this so he's we've
12:52
got you know quite a lot of uh skin in
12:54
the game and at first we just had you
12:57
know
12:58
websites some 3d renders and an idea and
13:01

drawings and that was it
13:03
and and then one day i just happened to
13:05
get a call
13:07
from the
13:10
builder magazine
13:12
for the
13:13
international builder show and they
13:15
invited us to bring a house to
13:18
las vegas to the convention center um to
13:20
a little village they build outside
13:22
every year when they have this show that
13:24
it has modular houses in it um so okay
13:27
got this call and and they were like
13:29
yeah you want to bring one of your
13:30
houses down and i was like well we don't
13:32
really have any yet
13:33
but uh
13:34
and then and then so then i had a
13:36
meeting with paolo and kyle and said do
13:38
we want to commit to this and agree to
13:40
it can we do it um and then we said yeah
13:42
this is a big opportunity let's do it
13:44
and then we built the first prototype
13:46

delivered it to the show on time not
13:49
without a lot of
13:50
issues
13:52
and then uh it was great and and um you
13:54
know things kind of went went from there
13:57
so some of those issues that we had are
13:59
pretty funny so i'll mention them for
14:02
example um
14:04
you know this is las vegas and i i
14:06
didn't live here at the time and my dad
14:08
had just moved here um
14:10
and
14:11
uh you know it's the desert it's it's
14:13
it's 120 degrees in the summer so the
14:16
prototype we built didn't have a
14:17
finished roof on it it had like
14:20
uh basically big gaps where you could
14:22
just see the sky
14:24
and then the morning of the show it
14:26
snowed in las vegas
14:28
and no
14:30
so we were like oh [__]
14:32
so i was out there like five in the
14:33
morning scraping snow off the roof
14:36

meanwhile the sun was coming up the snow
14:38
was melting and water was pouring into
14:40
the unit so the whole unit was flooding
14:42
and this is like an hour before the show
14:44
starts the snow's melting the unit's
14:46
flooding i'm like oh [__] this is
14:48
terrible
14:49
but because
14:51
the units are very water resistant
14:53
because of the building materials we
14:54
used we managed to just dry it off and
14:57
no one knew
14:59
and i think it happened i think it
15:01
happened more than one morning as well
15:02
because the show was multiple days yeah
15:04
and it flooded so it flooded every
15:06
morning before the show
15:08
the more eyeballs on there you know like
15:10
the more things just inherently are
15:11
going to go wrong that's how it is with
15:13
every demo yep we're we're in software
15:16
and uh you know we and in fact i kind of
15:19

thought of this uh this morning i was
15:21
like you guys are kind of like i don't
15:23
know if you've ever heard of webflow but
15:25
it's like a no code
15:27
website builder that's phenomenal and
15:30
it's like there's no need there's only a
15:33
certain subset of reasons why you would
15:35
have to do a very custom native website
15:38
whereas the majority of people are
15:39
either just trying to get information
15:41
out there or set up a kind of a
15:43
regular e-commerce store and that's kind
15:46
of like what boxable is for housing it's
15:48
like you it's a one-stop shop and you
15:51
just kind of like go boom order and it
15:53
shows up you know i'm assuming i haven't
15:54
done it yet um but it's pretty
15:57
incredible and the way that these types
16:00
of business models have evolved over the
16:02
last five years or so
16:04
and the successes in in the rapidity of
16:07

which these companies are reaching these
16:09
successes i can i can see
16:12
this
16:12
already getting to that point and
16:14
especially after the new kind of
16:15
information on what you guys have raised
16:17
outside of crowdfunding and things like
16:19
that to get to where you are and we want
16:21
to get there real quick but can you talk
16:23
us through that uh because a lot of our
16:25
listeners are kind of like
16:26
entrepreneurial and have that bug or or
16:28
just maybe they want to eventually what
16:31
was the crowdfunding um
16:33
with
16:35
uh ray's look like how was it set up and
16:37
what's the what's the background to that
16:39
kind of look like so you know once we
16:41
got to the point where we had a product
16:42
that we said this product is ready to be
16:44
manufactured and sold we decided to
16:46
start raising money and at that point i
16:48

started going out to like traditional
16:51
venture capital institutional investors
16:54
and i just really didn't like the
16:56
response or the vibe i got from them uh
16:59
it was not great
17:01
you know
17:03
and then i think uh kovid kind of hit
17:05
and uh a lot of the ones that i was
17:07
talking to were like you know what we're
17:09
not we're talk we're not doing anything
17:11
for a few months until we see what
17:12
happens to the world
17:13
and so i was like all right well let me
17:15
try something different um so i went
17:16
ahead and did the first
17:18
uh
17:19
reg cf
17:21
on we funder uh where basically we
17:23
created our our offer and we put it up
17:25
there and you know people came in and
17:27
and they invested and it worked and um
17:30
you know we sold you know uh as much as
17:33

we we wanted to everything was great and

17:34
i said okay this is a good strategy here

17:38
um and you know regcf is for

17:40
unaccredited investors and you can also

17:43
do regulation d which is for accredited

17:46
investors there's less restrictions

17:48
around that on the amount you can raise

17:49
and and other restrictions so um

17:53
yeah and the reg d yeah um because

17:55
that's for only accredited investors who

17:58
meet a certain income threshold so

18:01
then after the the we maxed out the reg

18:03
cf which was a million dollars back then

18:05
uh i then said all right let's keep it

18:07
going

18:08
because a lot of the investors were

18:09
accredited so then i just posted

18:11
directly on our website uh an offering

18:14
that accredited investors could uh

18:16
invest in and

18:18
people kept investing and money kept

18:20
coming in and kept working right really

18:22
so you can just leave that open

18:24
essentially and how does that process

18:26
work like if i make if i'm within the

18:29
threshold and i'm just joe schmo

18:31
how would that process work um they go

18:33
to the website and then how does that

18:36
work a really simple checkout process

18:39
just the same way as buying any other

18:41
product for the most part

18:42
and you know they go in there they read

18:44
the the deal the terms of the deal if

18:46
they like it and they like the company

18:47
then they go through the checkout i

18:49
think it's like five steps you can see

18:50
it on our website right now and then

18:52
they're they're investing they're in

18:53
there and i recommend this for any

18:55
company because you're basically you

18:57
know flipping the whole power dynamic

19:00
around because you know if what you have

19:02
is desirable for for investors you don't

19:05
have to go out there and you know

19:07
um you know spend a lot of time pitching

19:10
people and kissing their ass and and all

19:13
this other uh stuff that sometimes

19:15
doesn't pay off at all um and then now

19:18
what we have is just the offering

19:20
sitting there our general marketing is

19:22
reaching people and it's reaching some

19:24
people that want to invest in stuff and

19:26
they're coming and they're investing in

19:28
it and it works and

19:30
so then you know we did the next reg cf

19:33
after they raised the limit to 5 million

19:35
and that was for the

19:37
the four million

19:39
uh remainder

19:40
out of the total of five oh so it kind

19:42
of like just rolls into the the next uh

19:46
essentially version or iteration of it

19:48
correct yeah basically you know you have

19:49
to go through all these different

19:50

exemptions to security laws uh and it's
19:53
really confusing and crazy to deal with
19:56
um but when we did that next reg cf
19:59
which is for unaccredited that one the
20:02
second time around sold out in 13 days
20:05
and now there's a big wait list sitting
20:07
sitting behind that so
20:09
incredibly powerful and i recommend it
20:11
to anyone and there's pretty much no
20:13
downside to it and like some you know
20:16
institutional investors or traditional
20:18
investors will try to act like there's a
20:21
downside to it but in most cases there
20:23
isn't what's what's the upside what's
20:25
the difference in terms of dynamics for
20:28
um for from the business owner
20:30
standpoint i mean because when you go to
20:32
an uh you know an investment group if
20:34
you will uh vc firm or what you were
20:37
trying to do initially they're trying to
20:38

bend you over backwards and essentially
20:41
take over
20:42
the company correct they were probably
20:43
wanting over 50 right off the bat or
20:46
whatever the case may be
20:48
versus the crowdfunding which i'm
20:50
assuming you more control is that what
20:52
it is exactly exactly now now now i'm
20:55
the one setting the terms you know take
20:57
it or leave it they're not setting the
20:59
terms right and
21:01
i'm not giving them any control of the
21:03
company because those are not the the
21:04
terms i set and then it's kind of a
21:08
self-fulfilling prophecy as well because
21:10
now when i go back to those guys because
21:11
we still talk to institutional investors
21:13
all the time because they'll they will
21:15
be part of this and they are part of
21:16
this correct but now i say to them if
21:18
they say oh your your valuation's too
21:20

high we want a different deal i say well
21:22
you're wrong and i know you're wrong
21:24
because these people over here are
21:25
buying the investment every day and
21:28
price is only you know what someone's
21:30
willing to pay for something you know
21:32
supply and demand so guess what you know
21:35
these are the terms um if you don't like
21:38
it all these other people do so you're
21:39
gonna miss out goodbye
21:42
so they're still trying to weasel their
21:44
way into that
21:46
and try and downplay the credibility of
21:48
this crowdfunding huh definitely they
21:51
definitely do and and and the funny
21:53
thing is what's their endgame anyway
21:55
it's to flip the investments onto retail
21:58
investors through the stock market or an
22:00
acquisition so
22:02
we're basically skipping that step and
22:03
going straight towards straight straight

22:05
to these retail investors for the most

22:07
part so

22:09
it's just everything about it we're

22:10
loving it and we're going to keep

22:12
running with it for as long as we can

22:14
yeah it makes so much sense and you know

22:15
the proof is in the pudding here which

22:17
platform did you guys use the the um

22:20
main platform we're using now is

22:22
actually called fundamerica.com

22:24
and all it is is it's a basically a

22:26
payment portal that has some of the

22:28
extra features that you need for

22:30
regulatory compliance because the

22:32
government's added in all of these extra

22:35
ridiculous rules about getting extra

22:38
documentation from people and checking

22:40
their ids and all this stuff so so this

22:42
platform just kind of does all that um

22:44
in in an easier way and and it creates

22:46
the checkout portal um and we absolutely

22:50
love them it's it's sweet we don't even

22:52
have you know an investment bank on our

22:54
deal you know it's just

22:57
straight to us through

22:58
fund america which is hosted directly on

23:01
our platform and then you can go and

23:04
post on start engine or we funder or

23:07
republic and these other crowdfunding

23:08
portals and that's good as well

23:11
but i like having it directly on our

23:13
website because then we're controlling

23:15
the whole process we're capturing all

23:16
the information we're capturing the

23:18
pixel data for for facebook retargeting

23:21
ads and we're putting up um forms for

23:23
them to put their email in so we can hit

23:24
them with an email after so it's really

23:26
nice we are we are doing stuff on those

23:29
platforms as well to capture their

23:31
audience because they have ready

23:32
investor audiences sitting there who

23:34
want to invest so let's jump into that

23:36

pre-qualified essential exactly but but

23:38
we're we're driving most of the traffic

23:40
we're driving most of the investment

23:41
through our own marketing and we're just

23:43
capturing it right on our website so

23:44
early on you were able to use your own

23:46
marketing

23:47
to get people interested into boxable

23:50
because you know figure before you had a

23:51
name for stuff you know i would think

23:53
those platforms you mentioned might be

23:54
the way to go because they're already

23:56
quite popular how did you guys go about

23:58
drumming up the support behind the brand

24:01
you know just before the brand really

24:02
existed

24:04
yeah and uh you know you mentioned the

24:06
good marketing department uh we have

24:08
here uh and and i like that compliment

24:10
because the i'm the i'm the marketing

24:11
department um

24:13
at least at least for the next it's
24:15
working yeah at least for the next few
24:17
weeks i think we're hiring on some new
24:20
uh some new people now but really it's
24:23
it's been mostly social media and
24:26
back when i started i didn't really
24:27
understand anything about marketing and
24:29
i was trying to get just traditional
24:31
press from like you know the local news
24:33
or whatever or another big news
24:35
publication and we got it a few times
24:37
and it didn't really pay off that much
24:39
and then one day i was like you know
24:40
what let me try youtube so i made a list
24:44
of some channels with relevant audiences
24:46
i sent him a message said hey you want
24:48
to do a video on our product one of them
24:50
replied it was a lady named christina
24:52
smallhorn and she she has a video about
24:55
a channel about housing and she did a
24:57
video on us and all of a sudden i saw

24:59
results that were better than anything
25:01
else we had gotten uh you know web
25:03
traffic's up email inquiries are up
25:05
everything so i was like all right this
25:07
works this is great let's double down um
25:09
at that point i i kind of went overboard
25:11
a little bit i i hired some people on
25:15
upwork to write a little script that
25:17
would scrape the contact information off
25:20
of youtube twitter instagram whatever if
25:23
a channel posts their
25:24
their emails
25:26
then we would scrape it off after
25:28
searching like relevant keywords so then
25:30
i created these big mailing lists with
25:32
like thousands of of uh emails for four
25:35
channels and i blasted them all with
25:36
emails and said hey you want to make a
25:39
video about us and a few of them did and
25:42
then things kind of started to spiral
25:43
pay them to make it or was it just like
25:46

hey just make it in
25:47
no i i uh i didn't pay anyone to make it
25:50
um they just did it because they wanted
25:53
their own content and mostly they're
25:54
getting paid on their own through
25:56
youtube ads or whatever
25:58
some of them ask for money and i just
25:59
said no thank you and maybe maybe we
26:01
would do that in the future if it was uh
26:04
a big enough channel we maybe would pay
26:06
but we just didn't have to and then then
26:08
things started happening more
26:09
organically
26:10
and you know now people are mostly
26:12
coming to us wanting to you know feature
26:14
our stuff because and their audiences
26:17
like it too
26:18
it's a very unique idea and it stands
26:20
apart from so many of the other
26:21
manufactured homes it's very cool how
26:23
many people order boxable and then like
26:26
are there the day
26:27

part of the unfurling ceremony because i

26:29
mean it's almost like the 50 you live in

26:31
it 50 of the time but then like watching

26:33
it unfurl is like the other excitement

26:35
you know

26:36
yeah it's kind of cool well well no one

26:38
just yet because we're just starting so

26:41
we basically have built three houses so

26:43
far and now we've set up this big

26:45
manufacturing facility and actually the

26:47
first production house is on the

26:49
assembly line right now going down the

26:50
assembly line okay wow so we're part of

26:53
history yeah you are uh i know this is a

26:56
podcast but

26:58
since you're on video no it's video as

26:59
well okay so look so this is the office

27:01
give us the tour so we got all these

27:04
people here working this whole office is

27:07
about as big as our entire warehouse was

27:10
before

27:11
and then

27:12
this is the factory out here

27:14
oh perfect i i love that it's my

27:16
connection goodness back-to-back for

27:18
anyone listening it's like a home

27:21
[_] depot

27:22
of just responsible materials and

27:25
machines and it is dude that is

27:28
incredible how good do you feel looking

27:30
out there and knowing that you've been

27:32
there since day one essentially and

27:34
gotten it to this point like how

27:36
incredible is this feeling it's pretty

27:38
glorious it really is uh i'm in

27:40
disbelief your shits must be gold in the

27:43
morning

27:44
they are

27:45
i'm gonna take you i'll take you for

27:50
we'll do a quick tour

27:52
this is the first i love it dude this is

27:54
exciting this is badass wow

27:58
they're actually

28:00
we're having a nice uh a nice employee

28:02
lunch

28:03
uh in there right now so they're just

28:04
setting up the tables

28:06
um

28:08
that is so sweet

28:10
so yeah what's up we're getting

28:12
listening he's on a motorcycle i'm on a

28:14
motorcycle one-handed holding a laptop

28:18
literally

28:19
quite literally

28:21
this is the uh badass this is a really

28:23
important piece of equipment here

28:25
this is a vacuum lamination system

28:28
so we basically have these layers of the

28:30
wall and we're not building these walls

28:32
using traditional materials like lumber

28:35
nails uh we're using uh that eps foam

28:37
blocks we're using sheets of steel and a

28:40
special type of ceramic uh wall board

28:43
and um basically it's dramatically

28:45
reduced components everything's

28:47
processed by computer controlled

28:48
equipment so that it's very precision

28:50
and can assemble together rapidly and be

28:52
compatible with automation
28:55
so totally different than anything else
28:57
out there and it results in hopefully a
28:59
dramatically lower cost and um
29:03
you know better ratings on energy
29:05
ratings are off the charts on these
29:07
fires fire rating
29:09
water resistance wind resistance uh it's
29:12
it's really uh
29:14
i watched you take a torch
29:17
to the side panel of one of those houses
29:19
and it did not even charred even a
29:21
little bit that's incredible
29:23
yeah it's cool so so we picked um one of
29:26
the materials we picked is this uh
29:27
magnesium oxide board that actually um
29:31
is like totally non-combustible it's
29:32
better than sheetrock for fire and yet
29:35
it doesn't even turn black when you hit
29:37
it with a with a torch
29:38
so so here's our here's our paint booth
29:43
some cars
29:44

some finished walls cool
29:47
here's um
29:49
these are cool to drive down there
29:51
that's so deep oh it's a it's a big
29:53
building yeah
29:54
that's why we have the motorcycles
29:56
um
29:57
these are actually folding these are
29:59
actually i-beams that fold up
30:01
and they're just as strong as if they
30:03
weren't folding um
30:05
but here's the important part i'm to
30:07
show you the uh
30:09
the house the first house on the line
30:11
[Music]
30:13
yes
30:14
it's history right here oh my god
30:19
that's so cool man
30:21
so there it is
30:22
we are literally part of history the
30:24
first freaking house yeah the the panels
30:27
they're assembling all the panels for
30:28
the first time you know we we we've gone
30:31
through a bunch of versions of the
30:32

product um so the version we built in
30:34
the last prototypes is different than
30:36
this one and the version we actually
30:38
already have a next-gen after this um
30:41
production run that we're doing now with
30:43
some significant improvements on it um
30:45
so like you know we draw everything in
30:47
3d on the computer and then you know buy
30:50
stuff and put it together and hope hope
30:51
it all works um
30:54
but it's pretty amazing like you know
30:56
when you draw it on the computer and it
30:58
actually comes together like like you
31:00
planned um yeah so so yeah that's that's
31:03
the bottom
31:04
bottom floor that folds up and then
31:06
that's the fixed portion in the back
31:08
where the kitchen bathroom would go
31:10
okay
31:11
what does it take from start to finish
31:13
you know order to to manufacturing what

31:15
does it take uh for that to go down the
31:18
assembly line
31:20
so uh we are estimating that we will be
31:23
able to produce one house uh final
31:25
output every 90 minutes and that it will
31:27
take about 200 200 labor hours per house
31:31
so hopefully this factory can produce
31:34
3000 or so per year
31:36
wow that's incredible and for everyone
31:37
listening right now knowing that they're
31:38
going to order their own boxable
31:40
what is the wait time
31:43
i don't know
31:45
because um we got to see
31:47
you know we have this huge wait list uh
31:49
2 000 people have paid a deposit 60 000
31:52
people put their name on the list
31:53
without a deposit and we'll see how many
31:55
of those people follow through we'll see
31:57
how fast we can actually gear up to that
32:00
full production output and we'll kind of
32:03
see how it goes but
32:04

i will be making the case for
32:07
you know the next level of scale uh
32:10
scale factory asap i think of this
32:12
factory just as a prototype and a proof
32:15
of concept as soon as i can i want to
32:17
flush this whole factory down the toilet
32:19
and go get into a billion dollar factory
32:21
because 3 000 houses the big factory but
32:24
it's nothing compared to the need for
32:26
the product you know we have a
32:27
multi-million house shortage in this
32:29
country and and elsewhere and no one's
32:31
able to keep up so we got to scale the
32:33
production as soon as we can and i think
32:35
we're proving all the basics out here to
32:37
make the case for that
32:39
that's incredible man
32:40
um amen but i know we gotta let you go
32:44
leave leave us and our listeners
32:48
a last bit of advice like when you first
32:50
started this journey down with boxable
32:52
man like what would you go back and tell

32:55
yourself
32:56
to
32:57
essentially
32:59
either calm yourself or say hey man go
33:01
down this road not that or focus on this
33:03
or that what piece of advice would you
33:05
give yourself
33:06
um
33:07
you know i i would just say probably
33:09
don't listen to anyone who's telling you
33:11
you can't do something
33:12
you know can consider carefully what
33:14
they're saying but uh mostly you can
33:17
just do whatever you want in this life
33:19
and really you just have to work harder
33:21
than everyone else and then you can
33:23
achieve you know really a hell of a lot
33:26
and it's amazing
33:27
the other thing is just like brute force
33:30
persistence um because you know a lot of
33:33
people give up on the first or second or
33:34
third or tenth failure
33:37

but you can't and it gets really
33:39
grueling sometimes you just
gotta keep
33:41
going and keep going keep going
this man
33:43
is truly an innovator and one of
those

33:45
kinds of people that make you
rethink
33:47
the way we normally do things in
life he
33:49
heard the call and took action
galiano
33:51

thank you for coming on the
show man we
33:53
appreciate you and your story uh
and
33:56
welcome to the ctaf family my
man thank
33:58
you so much

The Boxabl "Casita": Your Primary Home, or Backyard Rental

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Oct 15, 2021

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What will it take to close the inventory gap for housing? A start-up in Nevada believes it has the answer with a unique, affordable, assembly line approach to housing. The company is manufacturing tiny homes for a tiny price tag that unfold for delivery and are move-in ready in about one hour. And, there are plans to go much bigger than just tiny homes. Hi I'm Kathy Fettke and this is The Real Wealth Show. Thanks for joining me and don't forget to hit the subscribe button for our podcast. In this episode, you'll hear from Galiano Tiramani, who's the Co-Founder of construction technology company Boxabl. He has a bachelor's degree in Business and has launched a few other successful start-ups, including one for cryptocurrency and one for cannabis. His latest endeavor began with an idea from Dad several years ago, and is now poised to shake up the housing world with a 375 square foot pre-manufactured "casita" that is folded up for delivery. It's even caught the attention of Elon Musk who reportedly lives in one, although Galiano was "mum" on those details. Check out this interview for a peek into what could be a new trend in residential construction. You can also check out new trends in real estate investing by joining our network RealWealth, for free, at https://tinyurl.com/joinrealwealth. As a member, you'll have access to the Investor Portal where you can view sample property pro-formas and connect with our network of resources, including experienced investment counselors, property teams, lenders, 1031 exchange facilitators, attorneys, CPAs and more. And please remember to subscribe to our podcast and leave a review if you like what you hear! Thank you!

Disclaimer from Boxabl: BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:00
[Music]
00:02
you're listening to the real well
show
00:04
with kathy fetke the real estate
00:06

investors resource
00:08
[Music]
00:11
what will it take to close the
inventory
00:13

gap in housing i'm kathy fettke
and
00:16
welcome to the real wealth show
our
00:18
guest today thinks he's got the
solution

00:20
in this episode you'll hear from
00:22
galliano tiramani who's the co-founder
00:24
of construction technology company
00:26
boxable he has a bachelor's degree in
00:28
business and has launched a few other
00:30
successful startups and his latest
00:32
endeavor began with an idea from dad
00:34
several years ago it even caught the
00:36
attention of elon musk it's basically a
00:40
375 square foot pre-manufactured casita
00:43
that can fold up for delivery
00:46
galliano welcome to the real well show
00:50
i i can tell you that our uh team is
00:52
really excited to hear what you have to
00:54
say because i think everybody wants to
00:55
run out and buy a 50 000 boxable so
00:59
tell me
01:00
what what is flexible
01:03
yeah uh thank you so much for having me
01:06
um so yeah my name is galiano tiramani
01:09
i'm one of the founders of boxable and
01:13

they are houses uh we are uh setting up
01:16
a big factory to mass produce a
01:18
different type of housing
01:21
well and it's already you've already had
01:23
some really good publicity from one of
01:25
the best marketers in the world um i did
01:27
read that elon musk is living in a
01:29
boxable is that true
01:32
that's the rumor that's there i cannot i
01:35
cannot comment sorry you can't comment
01:38
all right
01:39
well uh that would be quite a change if
01:42
it's true uh living going from a few
01:44
mansions into
01:45
uh how how much square footage is in a
01:47
typical boxable
01:50
yeah it's it's been cool we've gotten
01:51
you know
01:53
so much press on on that and a lot of
01:55
people have become aware of the product
01:57
um essentially what it is
01:59
uh the first product that we're starting
02:01
with is a 400 square foot house so it's

02:05
about 20 feet by 20 feet with nine and a
02:07
half foot high ceilings it's got a
02:09
kitchen bathroom a bedroom and a couch
02:12
we are planning to to retail it for
02:15
fifty thousand dollars and
02:17
one of the cool things that everyone
02:18
notices if you want to go to boxable.com
02:20
boxable.comboxabl.com
02:24
is that the house actually folds up
02:26
and the reason it folds up is so that it
02:28
can ship more affordably
02:30
because
02:31
that's one of the big reasons why
02:34
most houses are not built in the factory
02:36
most of them are built on site uh so
02:38
it's it's very slow and expensive and
02:40
cumbersome to build something on site uh
02:42
by hand in kind of a custom manner uh
02:46
versus everything else all the other
02:47
modern products that are mass-produced
02:49
in the factory and the reason that uh we
02:53
are still building houses on site
02:54

instead of on an assembly line is
02:55
they're just so big so they're hard to
02:57
ship so that was like the first problem
02:58
that we had to solve um here to make it
03:01
compatible with the with the mass
03:03
production factory assembly line
03:06
so basically you can just someone orders
03:08
it and
03:10
it's brought in a truck and
03:12
you just unfold it i mean how does that
03:14
work
03:15
yeah it's
03:17
we spent a lot of time making things
03:18
really simple we've got the bulk of the
03:21
the work done for the building in the
03:23
factory so really all you need on site
03:25
is uh some type of foundation
03:28
actually you don't need a foundation but
03:30
in most cases like the local
03:31
government's gonna require it so you're
03:33
gonna need a foundation and you're gonna
03:34
need some utilities connection uh you
03:37

know water electric uh whatever so
03:40
essentially uh our unit shows up uh it
03:43
gets placed on the foundation
03:46
it unfolds you know the floor comes down
03:48
the walls come out they all lock into
03:50
place
03:51
they connect to those utilities that are
03:53
ready prepared on site in advance and
03:56
you're done and you have a house and
03:57
that means kitchen bathroom flooring
04:00
electrical
04:02
air conditioning all of that's done at
04:04
our factory before it arrives on site so
04:06
you go from maybe uh uh
04:09
seven eight months to build a house to
04:11
an hour to build a house oh my gosh
04:14
that's incredible
04:16
all right so zoning appears to be
04:18
changing in california allowing
04:21
residents to potentially subdivide their
04:23
property and and put another property on
04:26
there
04:27

are you seeing an uptick in phone calls
04:29
because of this
04:31
well um
04:33
just because of kind of the good
04:34
marketing we've done from the beginning
04:36
we've always had crazy amount of phone
04:38
calls and interest good for you
04:41
uh the way things are are going in
04:43
california is very friendly towards what
04:45
we're doing and it actually started
04:47
before the the your what you're
04:50
mentioning what you're referencing i
04:51
think is a new law that just came into
04:52
effect like last week that newsome
04:55
but there was even some before that that
04:57
have all you know been great for us so
05:00
the first one was accessory dwelling
05:02
units they basically legalized accessory
05:04
dwelling units in almost every backyard
05:06
in the whole state accessory dwelling
05:08
unit just means uh
05:10
an extra house on the same property so

05:12
usually it's like a granny flat
05:15
just a small house
05:17
and people want to do that because you
05:19
know you have a site that's already
05:20
developed a lot that's already developed
05:22
you have a backyard and you can just
05:24
throw down a little apartment little
05:26
house there the numbers really crunch
05:28
for rentals maybe they want to put their
05:30
family members in there so
05:33
that's been a really big one and that's
05:36
why we decided to start with the casita
05:38
product because our grand vision is a
05:40
building system where different size
05:42
room modules will stack and connect so
05:44
the first one that you see on the
05:45
website is 20 feet by 20 feet we can
05:47
also do 20 by 30 20 by 40 we can do
05:49
bigger modules with different uh
05:51
configurations inside so maybe one
05:53
module would be a a
05:55

kitchen only one would be a bedroom only
05:57
and then you can kind of start stacking
05:58
connecting and arranging them to build
06:00
hopefully almost every building type on
06:02
the planet a thousand unit apartment
06:04
building down to this little casita and
06:07
then
06:09
but we thought how do we start let's
06:11
start with the smallest room module
06:13
target it towards backyard adus
06:16
california incredibly friendly towards
06:18
that they've done things like prohibited
06:20
the local governments from blocking
06:23
people from building these so the state
06:25
has said to local governments you must
06:26
allow
06:28
the backyard units they've reduced
06:30
setback requirements a whole bunch of
06:31
different stuff and then
06:33
last week or so
06:34
the new rules that they've done now go
06:37

even further so now they're letting
06:39
people i think subdivide their lots
06:41
uh and do all kind of different stuff so
06:44
it's pretty pretty good timing for us
06:47
you know i'm in the coastal commission
06:49
area and i think that there's certain
06:51
still certain parts of california where
06:53
it's going to be tough to get this
06:54
through but i'm not sure have you have
06:55
you heard anything about that if you're
06:57
closer to the coast
06:59
i
07:00
don't know too many details on it um all
07:03
i know from my perspective is there's so
07:06
much demand for
07:07
housing all over and so much need for it
07:09
yes like i'm good to go i think
07:12
everything we make in this factory will
07:13
sell out we'll just be looking oh yeah
07:16
to scale and in general the attitude
07:18
towards increasing housing availability
07:21
is is very positive people want to do

07:23
this they want to they want to open it

07:25
up and that's why these new laws are

07:26
happening not just in california but

07:28
elsewhere around the country and does

07:30
your team work on the permit side of it

07:33
or does that have to be done by someone

07:34
else

07:35
our goal is just to be the

07:38
manufacturer of the remodule and to sell

07:40
that to builders and developers to

07:43
speed up and simplify their process get

07:45
all the heavy lifting done for them

07:48
but we will have resources on our

07:49
website where people can get help with

07:53
permitting they can get help with

07:54
financing and they can get help with

07:55
finding a contractor to do whatever it

07:58
is they want to do with the building and

08:00
then we'll just focus on cranking out

08:02
these room modules and they'll usually

08:04
be a contractor in between us and the

08:06
end user who helps with the setup and

08:09
the permits and all that

08:10
okay and are they customizable

08:14
um yes and no uh

08:16
especially early on we want to be very

08:18
standardized and have this very uh

08:20
repeatable product so that our

08:22
manufacturing is efficient um but uh you

08:26
can definitely customize them when they

08:28
get to the field uh and

08:30
eventually when we have these different

08:32
modules that connect together at that

08:34
point we kind of have endless

08:36
configurations if we had um 20 different

08:39
rooms types and then you start stacking

08:42
connecting them

08:43
arranging them you can kind of get a

08:46
huge

08:48
for the most part a huge range of

08:50
buildings

08:52
okay

08:53
uh so but

08:54
if you wanted to so let's say i wanted a

08:56
bigger window i could carve that out and

08:58
do it on my own

09:00
yes um the contractors who install the

09:02
unit should have no problem doing that

09:04
uh one cool thing about the way our

09:05
actual buildings work is our innovations

09:08
go beyond the shipping solution we've

09:10
also picked all new building materials

09:11
and manufacturing methods so these are

09:14
not lumber frame houses like you would

09:16
see traditionally in north america they

09:18
don't use pieces of wood and nails it's

09:21
a laminated panel system and that has

09:23
many many benefits but one of the

09:25
benefits related to what you just said

09:27
is yeah you can actually just cut a hole

09:29
anywhere on the wall anywhere you want

09:30
any shape and not worry about anything

09:33
that's amazing

09:35
wow well you know obviously we know that

09:37

lumber prices have uh you know were
09:39
insane and then they dropped back down
09:41
were you seeing those kinds of issues on
09:43
your materials
09:44
yeah it's been really crazy time
09:46
especially starting a manufacturing
09:48
startup
09:50
all kind of supply chain issues uh i
09:53
think the lumber one was a little bit uh
09:56
you know kind of tricky because it was
09:58
more about like uh futures speculation
10:01
and trading so it was just a spike it
10:03
went up and down but overall
10:05
everything is going up there are delays
10:08
everywhere
10:09
you see manufacturing issues at many
10:11
major companies
10:14
we have been buying
10:16
all kind of stuff to build hundreds of
10:18
houses and had a hard time getting it uh
10:20
you know a shipping container from china
10:22
has gone from 2 000 up to 10 000 or
10:25

maybe even more and um
10:28
you know pretty much every single
10:29
supplier we have has hit us with price
10:31
increases
10:33
and it's just total madness
10:36
i don't know what happens but i believe
10:38
that boxable is well equipped more well
10:40
equipped to handle it than others
10:42
because you know everyone has to buy the
10:45
same stuff for the most part um but we
10:48
we enjoy these other
10:49
efficiencies and benefits by being in
10:51
the factory and having this simplified
10:53
product design with reduced components
10:55
and being able to
10:56
purchase things because we're building a
10:58
scale and using automation and using low
11:00
skilled labor and having an assembly
11:02
line process so we believe that like all
11:04
those principles uh put us ahead of
11:06
everyone else who will be still buying
11:08
the same
11:09

you know piece of steel or toilet or
11:12
piece of wood
11:14
now i know that in la there's been
11:16
initiatives to provide housing for for
11:18
the homeless and uh the first round of
11:20
houses it's my understanding it cost
11:22
hundreds of thousands of dollars have
11:24
you had cities reaching out for for that
11:27
purpose
11:29
oh um
11:31
yeah i heard about those sheds that they
11:33
put up that were like two hundred
11:35
thousand each or something
11:37
hilarious
11:38
uh awful yeah you know another you know
11:41
story of government government waste
11:44
yeah um
11:45
but yeah we we um
11:47
we definitely have had a huge amount of
11:48
inquiries for every use case under the
11:50
sun we've had uh inquiries from many
11:53
many different types of governments all
11:55

over the place in fact our first
11:57
customer is the government
12:00
for military-based housing and
um i
12:03
think you know the grand plan
for us is
12:06
is a very big scale so like this
first
12:08
factory that i'm sitting in now it's
a
12:09
170 000 foot building it should
be able
12:12
to produce
12:13
several thousand houses per
year but we
12:15
need to go way past that with a
way
12:17
bigger factory after we prove the
12:18
concept here and hopefully
being able to
12:22
supply that that quantity of
houses you
12:25
know brings price down for
everyone and
12:27
makes a big uh impact uh on on
the
12:30
homeless side it's pretty
complicated
12:33
it's not really about housing uh
12:35
housing's a component there but
there's
12:37
more issues surrounding mental
health
12:40
and drugs
12:41
of course yeah
12:43
okay well um so you're sitting in
your
12:46

factory in nevada
12:48
yes uh we are in city of uh north
las
12:51
vegas we have 170 000 foot
building we
12:54
moved in here maybe a month
ago and
12:58
after spending several months
setting it
12:59
up now we are rapidly hiring
people and
13:03
actually the first house is just
moving
13:05
down the assembly line
13:06
right now
13:07
and so that's very very exciting
13:09
milestone for us oh my gosh it's
so
13:11
exciting so our audience is
mostly real
13:14
estate investors but a lot of
business
13:15
owners too
13:16
uh tell me about you know how
you got
13:20
here
13:21
with a concept there's so many
of us who
13:23
are visionaries and we've got
great
13:25
ideas but man making those
ideas come
13:27
true is a whole nother process
so um you
13:30
know how did that start were you
all
13:32
sitting around having a
13:34

glass of wine and somebody
said i want a
13:36
folding house i mean you know
like whose
13:37
idea was it
13:39
well um
13:41
yeah it's been a pretty pretty
crazy
13:43
journey and pretty quick as well
but
13:45
basically back in
13:47
2017 i was actually living in
california
13:51
my father was had just moved to
vegas
13:53
and there's another guy kyle
13:55
um
13:56
and
13:57
i my father had the idea for the
folding
14:00
house many years before when
he built a
14:02
traditional modular and
experienced
14:04
problems with the wide load
shipping
14:06
where he was just so ridiculous
and
14:08
didn't work at all
14:10
and was not scalable
14:12
and so he had the original idea
to fold
14:14
the house up
14:15
and then you know 2017 i said
hey what
14:17
about that folding house idea
because as

14:20
usual i was just looking for ideas and
14:22
businesses to start and stuff and and
14:24
then
14:25
um we just dove in and started
14:28
developing it again and started uh
14:30
exploring what the problems were
14:32
in the market
14:33
and
14:35
um
14:35
you know we built a little website and
14:38
started doing uh research and testing
14:41
and
14:42
development and engineering and it just
14:45
uh got more and more traction and uh
14:48
eventually
14:49
we got invited to go to the
14:51
builder show
14:53
which is like a trade show one of the
14:54
biggest ones
14:57
we got invited to bring a house to put
14:59
outside at what they call show village
15:02
where they have modular houses outside
15:04
and uh we sat down and said all right

15:06
well we haven't built anything yet we
15:08
just have a bunch of drawings
15:09
can we do this should we commit to it
15:11
and we say yep let's do it and pull the
15:13
trigger i agreed to do it and then built
15:15
the first prototypes went to the show
15:17
and
15:18
from there just kept kept going and
15:21
going and uh and now we're sitting in a
15:23
big factory and it's it's happening
15:25
that's that's just so incredible uh so
15:27
it's a whole new uh learning of okay you
15:29
learn how to create the product now you
15:31
got to learn how to hire people and you
15:33
know
15:34
everything that goes in into that
15:36
process
15:37
yeah
15:39
yeah good for you um so
15:42
once you went to the builder show what
15:43
you had like an initial investor to help
15:45
you with that prototype
15:48
no um

15:49
uh paul loeb funded it um
15:52
several million dollars um basically
15:54
getting us through the r d
15:57
and
15:58
um to the point where we had a product
16:01
that we thought was ready to sell and
16:03
manufacture and that came the year after
16:06
we got invited to go back to the
16:07
builder's show on the first show we went
16:09
with a big house like a big 1400 square
16:11
foot house uh and then we we said all
16:13
right well where's a good better place
16:15
to start and we came up with let's start
16:17
with the smallest unit we have uh and um
16:20
and then once we and then the next year
16:22
we went back to the show with those
16:23
prototypes
16:24
and said um
16:26
all right we're ready to do it let's do
16:28
a factory and then started started
16:30
raising money um and really the way i
16:33
raised money

16:34
uh was all through general marketing
16:37
sending web traffic to the website and
16:40
allowing people anyone to or accredited
16:43
investors to invest through the website
16:46
and we've raised all the money to date
16:48
uh through that that method and it's um
16:52
basically for the last year we've been
16:54
raising money and that's got us here
16:56
into this
16:57
very big factory um so oh my gosh so you
17:00
didn't have to bring in a institutional
17:02
investor who kind of takes control of
17:04
things
17:05
yeah and i've had many discussions with
17:07
guys like that and i still do
17:09
and often exactly what you said uh they
17:11
just they ask for too much and
17:14
we love the strategy we've used because
17:16
we're still in full control we're
17:18
calling all the shots and we now have an
17:20
army of of supporters uh cheerleaders
17:23

who are investors and hopefully will do
17:26
very well
17:27
also and it's really
17:31
really great strategy
17:33
i'm sure those institutional investors
17:34
will come into play eventually
17:36
eventually hopefully when they do i will
17:38
have much more leverage uh to shop
17:40
around and get a better deal
17:42
oh yeah good for you so it's like a 506
17:44
c kind of
17:46
offering yeah exactly right um and
17:49
curious because we do syndications too
17:51
is it sort of like a note a convertible
17:53
note or
17:55
um well it so it is a note but really
17:57
it's it's a fixed share price um
18:01
the reason it's a note was just as a way
18:03
to discount the share price
18:06
and
18:07
um
18:08
you can read more about it on the
18:10
website
18:12
the plan of the company is is to
18:14

eventually ipo so really we're just you
18:17
know selling shares to people and then
18:19
hopefully we're you know very successful
18:22
and they eventually get liquidity at a
18:24
higher share price only ipo
18:27
well
18:28
i'm so thrilled i got to talk to you
18:30
before that happens
18:32
it'd be probably a lot harder to get you
18:34
on the show afterwards
18:37
uh well taliano ceremony it's just such
18:39
a pleasure to have you on the real well
18:40
show i'm certain there will be a lot of
18:42
our investors calling you to figure out
18:43
how they can get one of these in their
18:44
backyard or build a whole subdivision of
18:46
them who knows
18:48
but very exciting all right thank you so
18:50
much any last comments any tips or
18:52
places that people should find out more
18:54
about you
18:55
uh yeah um they can definitely go to
18:59

boxable.com
19:01
doxabl.com uh check out youtube we have
19:03
lots of videos on there social media we
19:05
do a lot of you know
19:07
ongoing updates um people can also email
19:10
me directly if if they want to it's a g
19:14
boxable.com and and then and also the
19:16
general inbox
19:18
hello at boxable.com and we'll reply uh
19:21
pretty fast
19:22
great well once again thank you so much

19:24
for being here on the real well show and
19:25
wishing you
19:26
the greatest of success
19:28
thank you for having me and thank you
19:30
for joining me here on the real well
19:31
show this is an exciting time in history
19:34
with so much new technology coming down
19:36
the line and we'll keep you posted here
19:38
on the real well show and on my other
19:40
podcast real estate news for investors

19:42
have a great day i'm kathy fetke and
19:44
thanks for joining me
19:45
[Music]
19:49
the views and opinions expressed in this
19:51
podcast are provided for informational
19:53
purposes only and should not be
19:55
construed as an offer to buy or sell any
19:57
securities or to make or consider any
20:00
investment or course of action for more
20:02
information go to
20:05
dot realwealthshow.com

Boxabl Founder Interview w/ Galiano Tiramani

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Interview with Boxabl Founder Galiano Tiramani, about the new Casita foldable home concept, and rumors that Elon Musk is living in a Boxabl unit in Texas. Boxabl's goal is to revolutionize the manufacturing process behind homebuilding, and by doing so reduce housing costs and make buildings more energy efficient. What are your thoughts on the startup Boxabl? Leave it in the comments below! Boxabl: https://www.boxabl.com/ 0:00 Boxabl and the Casita 4:42 Boxabl Funding/Raising Capital 7:09 Protypes are easy, scaling is hard 9:55 Elon/Tesla Connection 10:45 Solarroof and Sustainable Housing 16:47 Boxabl HVAC system 18:21 Boxabl Long-Term Vision Support me on Patreon to get the weekly HyperChange Newsletter! https://www.patreon.com/hyperchange Twitter: https://twitter.com/HyperChangeTV IG: http://instagram.com/Hyperchange Music by Marko: https://soundcloud.com/markothedon & Fritz Carlton: https://soundcloud.com/fritzcarlton Disclaimer: This video is purely my opinion and should not be regarded as factual information. I am not a financial advisor. This is not a recommendation to buy or sell securities. Do not assume any facts and numbers in this video are accurate. Always do your own due diligence.

Boxabl asked me to put this Disclaimer in the description for them: BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL

00:01
what up hyper change welcome to another
00:03
episode today we've got an
00:04
epic interview lined up uh with the
00:06
co-founder of boxable um
00:08
galliano i think i'm saying that right
00:10
what's up welcome to the show
00:12
not bad uh nice to meet you i i really
00:15
like your name as well
00:17
yeah so um boxable has been uh making
00:20
you know really cool startup that i've
00:21
actually heard about
00:22
i feel like in the past couple years
00:23
been bubbling up this pre-fabricated
00:25
home concept but more recently
00:27
has taken the news by storm because
00:28
there's a rumor that elon musk is living
00:30
in one there's one in starbase texas
00:31
um tesla i just came out that article
00:34
and just a a lot of focus on affordable
00:36
housing housing on mars
00:37
and so and i just made a moonshot monday
00:39
about should tesla buy boxable
00:41
because of their hvac products so um
00:43
just so happy to connect with you and
00:44
kind of just learn more about the
00:46
startup you're building
00:46
and really dive deep into what's going
00:48
on here um so maybe you could start by
00:50
just telling us you know what is boxable

00:52
um and the casita your first product
00:55
yeah absolutely so um at boxable we are
00:58
trying to
01:00
uh change how the whole world builds uh
01:02
buildings you know
01:03
every building um we've what we've done
01:06
is we've kind of solved
01:07
the different problems that have stopped
01:09
buildings from being mass-produced in a
01:11
factory
01:12
just the same way we build everything
01:15
else so
01:16
we are boxable it's uh going to be a
01:19
modular house
01:20
manufacturer we're going to mass produce
01:22
room modules
01:23
that get shipped to site and then
01:25
stacked and connected to build
01:27
basically any any building type so
01:31
you know what what we see is that you
01:33
know every single
01:34
product in in the modern world is built
01:36
in a factory
01:38
on an assembly line they have automation
01:40
they have all these
01:41
great efficiencies um but housing is not
01:43
housing is really the last big
01:45

product category that i can think of
01:47
that has
01:48
um you know is still built by hand
01:52
uh and and you know the the the problems
01:55
show i mean that that's why there's
01:57
affordability problems with housing and
01:59
availability problems with housing
02:01
and all that so you know one example i
02:03
like to give is
02:04
you know imagine uh since uh since you
02:07
guys are tesla fans imagine you you
02:09
ordered a tesla
02:10
and uh some guys showed up in your in
02:12
your driveway
02:13
uh with some uh metal and welding
02:16
torches and
02:17
uh hammers and started like banging it
02:19
and like building in a driveway
02:20
that would just be like crazy and of
02:22
course it would be like uh
02:24
of course it would be you know expensive
02:26
and poor quality
02:27
um but that's just what they do with
02:29
housing and everyone's
02:30
used to it love it hyper changing the
02:33
way uh houses are built
02:34
and how how would you or how did you
02:36
come on the casita because this is your
02:38
first product i guess the mvp sort of
02:40

speak of this boxable concept
02:41
um sort of like a small single home for
02:43
fifty thousand dollars that i believe i
02:45
saw on like this fundraising page you
02:46
were doing
02:46
has huge traction like oh twenty 000
02:49
people ordered it multi 100 million
02:50
dollar
02:51
potential order backlog it sounds like
02:52
you've really uh sort of found
something
02:54
in terms of product market fit with that
02:56
so i'm curious how did you come up
with
02:57
that and why was this the first product
02:59
to uh you know push box bulls
technology
03:01
out into the world with
03:03
yeah um you know i think i think that
03:05
number's up now to almost
03:06
40 000 people have put their name on
on
03:09
the wait list for this thing so
03:10
pretty cool i mean more more than we
03:13
ever imagined
03:14
more interest than we ever imagined
um
03:16
we always thought
03:17
the grand vision for boxable was very
03:19
big and that grand vision is
03:21
uh stacking connect room modules to
03:23
build any building type
03:24
anything from that little casita up to a
03:26
thousand unit multifamily
03:27
um but uh the casita alone we never
03:31
thought we would get this much
interest
03:33
and it's been totally
03:34
crazy we're getting like you know
03:35
hundreds of emails a day
03:37
on this thing and uh you know the
03:39
original idea
03:40
just came from looking at the california
03:43
market and the laws that they've
03:45
passed surrounding backyard housing
so
03:48
they've basically you know legalized it
03:51
so that
03:52
you can put a backyard adu in every
03:54
single backyard
03:55
in all of california they've reduced a
03:58
whole bunch of
03:59
requirements like setbacks the state
has
04:01
prohibited the city
04:03
from stopping people from putting
these
04:04
backyard houses in so it's just a huge
04:06
you know growing demand for that type
of
04:09
product and
04:10
originally we started with a bigger
04:12
building system our first prototypes
04:14
were
04:14
uh you know a 1400 square foot house
and
04:17
then we just
04:18
you took a step back and thought about
04:20
it a little more and it made so much
04:21
sense there was this huge growing
demand
04:23
for adus
04:24
and it was a physically smaller product
04:26
for us that we could really
04:28
define very well and it just seems like
04:30
a great place
04:31
to start uh for our company we're
gonna
04:34
start small with these little
04:35
casitas prove everything out and then
04:37
and grow it from there
04:38
awesome and um and i i'm curious if
you
04:42
are you're a startup are you venture
04:43
backed or
04:44
i noticed a little bit there's like kind
04:45
of details about funding rounds online
04:47
but it's sort of hard to find any
04:48
information so
04:49
can you tell us about like when the
04:50
company was founded and and how
you guys
04:52
have scaled
04:53
uh kind of in terms of raising capital
04:55
yeah
04:56
so uh back in uh 2017 we started
boxable
04:59
it was
05:00
uh uh myself my father paulo and
another
05:03
guy named
05:04
kyle um we had the idea for
05:07
kind of the the folding house but not
05:10
much more
05:10
and just started working on it and uh
05:13
you know quickly
05:14
uh the product as we developed it it
05:16
became apparent that
05:17
it was it was a big deal we had a lot of
05:19
very significant
05:21
innovations so um you know through
that
05:23
kind of r d
05:24
phase uh paulo funded the company
05:27
putting in you know several million
05:28
dollars of his own

05:29
uh money uh and we all worked away until
05:33
we felt like all right
05:34
now we're ready the products ready we're
05:36
ready to to produce these and
05:38
sell them and at that point we started
05:40
uh raising money
05:41
uh outside um so to date that's
05:44
consisted of
05:45
uh really only individual investors we
05:47
have not
05:48
uh taken money from any uh venture
05:51
capital or or anything else it's just
05:53
all being
05:54
fueled by uh individual investors so
05:57
uh pretty cool um you know a lot of
05:59
people out there kind of looking at what
06:01
we're doing and recognizing
06:02
you know the the improvements we have
06:04
and how significant they might be
06:07
so yeah and uh i think um
06:10
you know the laws are really tricky
06:13
surrounding you know raising money from
06:14
individuals
06:15
so we can raise money from accredited
06:17
people accredited means that you have
06:19
a net worth of uh you know over
06:22
over a million million dollars or an
06:24
income of several hundred
06:26
thousand dollars annually um and then
06:29
we're also allowed to raise money
06:30
through these
06:31
uh securities exemptions from the
06:33
general public
06:34

so um we've done a few of those that
06:37
were very successful
06:38
for example we did what's called a reg
06:40
cf on start engine just a few weeks ago
06:43
for
06:43
four million dollars and we sold that
06:45
out in just uh 13 days
06:47
so um you know pretty pretty cool for us
06:50
that so many people are enthusiastic
06:52
about this
06:52
yeah i love that you're going the route
06:54
of kind of doing that letting your early
06:55
adopters and customers fund the company
06:57
and just thinking outside the box and
06:59
like frankly it's
07:00
i feel like that's even more impressive
07:01
to see a company like yours like get all
07:02
the hype get the funding make all these
07:04
moves without going the traditional vc
07:05
route that's so awesome
07:07
and kind of refreshing and on that note
07:09
you also just bought i think this huge
07:11
factory because like what elon says like
07:12
you know prototypes are easy scaling is
07:14
hard that's kind of
07:15
to me the bread and butter of this
07:16
business is like the prototypes dope but
07:18
like can you really pump these out
07:19
profitably and like
07:20
meet all that demand and make the
07:21
customers happy so walk us through
07:23
what's going on now like you bought this
07:25
factory how's the scale up going
07:27

yeah you know and he's right about that
07:29
you know you can have a few guys
07:30
tinkering in a shed and create a cool
07:32
prototype
07:33
but but turning that into a massive
07:36
operation is certainly a big undertaking
07:38
so
07:38
um you know things are going well for us
07:41
on that front uh it's been
07:42
very quick ramp up and yeah we are going
07:45
to be turning on a really big factory
07:47
soon so
07:48
the building that we have it's uh about
07:50
170
07:51
000 square feet so to put that in
07:54
perspective i think that's like
07:56
you know three football fields or
07:57
something inside a building so very very
07:59
large building
08:00
um we've just spent the last few months
08:03
uh you know setting up installing
08:05
electrical plumbing hvac
08:08
um bolting in equipment all that stuff
08:11
and um we're getting really close to
08:13
getting in there
08:14
i think that in the next month or so
08:16
we're going to get our
08:17
final inspections and approval from from
08:19
the city you know our building permit
08:21
certificate of occupancy and then we're
08:23
going to move in and turn this thing on
08:25
um there's some videos of it on social
08:27
media uh
08:28

and then we're gonna publish a youtube
08:31
update as well about the new factory
but
08:33
uh pretty amazing it's um projected to
08:36
produce
08:37
at kind of full speed um basically one
08:40
one house every 90 minutes
08:42
uh should be you know 300 or so
08:45
a month you know 3 000 or so in a year
08:49
and um yeah it's very very different
08:53
uh than a traditional house uh
08:56
builder uh we're not using the lumber
08:59
framing that's common in
09:00
in most of buildings in north america
09:02
we're using you know different
09:04
material building materials different
09:05
manufacturing methods
09:07
we spent a long time re-engineering the
09:09
building the
09:10
shipping solution was the first step
09:14
and once we had that figured out we
said
09:15
all right now this makes sense now we
09:17
can innovate in other areas so
09:19
we ended up just throwing away
09:21
traditional building construction
09:22
altogether really and have opted for
09:25
these different
09:26
building materials different
09:27
manufacturing methods um
09:29
tried to to dial everything in there's a
09:31
lot of different
09:32
variables at play here you know you
know
09:35
you're trying to hit the price you want
09:37
you're trying to make it energy
09:38
efficient you're trying to make it fire
09:39

resistant
09:40
and you know all those different
09:41
requirements aren't always the same
09:43
thing
09:44
so it's kind of like a big balancing act
09:47
but
09:47
uh what we've come up with i think is
09:49
pretty amazing yeah and
09:51
while you're saying i'm like 3 600 a
09:53
year is your peak capacity for your
09:54
plant you're building now you already
09:56
have a 40k demand and you barely got
any
09:57
out the door that's already a 10-year
09:59
backlog it sounds like you need
10:00
i don't know somebody help
somebody's
10:01
help to scale maybe like tesla i don't
10:03
know
10:05
but kind of not joking all right i guess
10:08
i am kind of curious like the elephant
10:09
in the room like this article came out
10:10
about elon musk living in a boxable it's
10:12
kind of
10:13
appears to be confirmed like if i if i
10:15
was betting i would say he is but like
10:17
do you guys have an official
10:18
comment on that or uh the official
10:21
comment
10:22
is that um box bowl has no comment
um
10:25
and you know unfortunately i can't
10:26
really i can't really talk about that
10:28
at all um you know lots of lots of
10:32
rumors and and stuff kind of coming
out
10:34
um so we'll see how that uh progresses
10:37
but

10:38
no i'm not at liberty to speak about
10:40
that right now
10:41
yeah i had to try and shoot my shot so
10:43
um but yeah
10:45
but in that vein like i think the really
10:46
interesting part what caught my eye at
10:47
box bowl is just thinking through
10:49
you know how do we become more
10:50
sustainable as a human species and
and
10:52
housing is a big piece of that with no
10:54
innovation in terms of construction
10:55
but also in terms of like the heating
10:57
and cooling and just environmental
10:59
footprint of sort of operating a house
11:00
and so i'm curious about through that
11:02
lens how is boxable transforming
11:04
uh the way that humans live and sort of
11:06
where do you you know what are the
big
11:07
improvements you're making on the
11:08
sustainability front
11:11
yeah well um that's you know energy
11:13
efficiency was a very big consideration
11:16
when you know developing the product
11:17
and you know what we've come up with
i
11:20
think it
11:20
knocks every other type of building out
11:22
of the water
11:23
um so basically this is a laminated
11:27
panel so we have different you know
11:29
substrates that are uh laminated
11:31
together with a polyurethane adhesive
11:32
that creates a
11:33
mechanical bond so mechanical bond
means
11:36

the glue kind of seeps into the
11:38
to the the crevices and hardens
11:41
irreversibly
11:42
so you kind of have like a million
11:44
little nails kind of sticking in there
11:45
so
11:46
by building it that way we end up with
11:47
these big rock solid
11:49
panels made out of different materials
11:52
um
11:52
basically we uh the the core of the of
11:56
the wall
11:57
is this eps foam that is very energy
12:00
efficient
12:01
so um basically you know we we have the
12:05
um the uh
12:08
two main things uh one is kind of the
12:10
tightness of the building envelope so
12:12
because it's a laminated panel there's
12:14
no air escaping from there unless you
12:16
unless you want to unless
12:17
it's controlled as part of the hvac
12:19
system um so it's not a case where
12:21
a traditional house you know there's air
12:23
moving in and out of the wall like
12:25
i'm sure you've seen inside of a wall
12:26
it's basically like hollow with this
12:28
insulation there
12:29
that's not the case for hours
12:31
additionally um
12:32
we have uninterrupted insulation
12:34
throughout the entire wall so if you
12:36
look at a traditional wall
12:37
assembly you're going to see a lumber
12:39
stud every like 18 inches or something
12:41

that lumber stud is not able to
12:44
to stop energy from from transmitting so
12:47
it has a low
12:48
r value so you know if you looked at
12:51
like a house
12:52
with heat vision goggles you would see
12:54
energy escaping through all those stunts
12:56
uh because we don't have that we we have
12:58
very little uh thermal bridging
13:00
so it just performs incredibly well on
13:03
the energy efficiency front
13:05
and so in layman's terms that's
13:06
basically like the seal is really well
13:08
so the amount of energy it would take to
13:10
heat or cool because of the less leaks
13:12
is is reduced sort of and it maintains
13:14
the temperature you want for longer
13:17
yeah yeah and you know like a
13:19
traditional wall
13:20
let's say there's insulation in there
13:22
that helps insulate and then there's
13:23
these lumber studs the lumber studs are
13:25
not good at insulating
13:26
so then when you average that out across
13:28
the whole wall you know it's not that
13:30
energy efficient
13:30
we've taken out those those lumber studs
13:33
entirely
13:34
and now you know that that heater cold
13:37
that you're trying to keep in
13:38
has nowhere to escape through um so
13:42
yeah and so and what about like energy
13:44

production like i saw on your website
13:46
there was one with a solar panel on it
13:48
so does it come with the solar panel is
13:50
that easy to install
13:51
can my solar panel on my casita power my
13:53
whole casita how does that work
13:56
yeah um we right now we
13:59
wanted to keep the product as just kind
14:01
of a neutral
14:02
product where utilities are connected
14:06
to it on site and box bowl has nothing
14:09
to do with utilities
14:10
so that means you can connect these to
14:13
the grid or you can connect them to
14:15
solar or whatever
14:16
you want to use and it's going to be
14:18
compatible uh in the future
14:20
we may do a kind of off-the-grid model
14:23
that comes with those
14:24
solar panels um but for now we think it's
14:26
14:28
just too far down the line so covering
14:31
the roof of the boxable with solar
14:33
panels
14:33
is more than enough area to to power the
14:36
whole unit
14:36
um because of the energy efficiency and
14:38
the led lighting and all that kind of
14:40
stuff
14:41
yeah and i would be really curious to
14:42
walk through that more because when i
14:43
think about like this whole theory that
14:44
of like the solar roof like
14:46
we have all this energy hitting our

14:48
thing like it seems to me crazy we would
14:49
just design new construction without the
14:51
ability to harness that energy
14:53
and be that sort of off the grid model
14:55
if when we're looking towards this new
14:56
decentralized energy system so to me
14:58
it's like boxable like
14:59
that is where you're all going right
15:01
like correct me if i'm wrong but the
15:02
vision of boxable would be like
15:04
i'm able to be off the grid or is that
15:06
not part of the huge
15:07
a big part of the vision i would love
15:10
being off the grid it's it's really
15:11
going to come down to a numbers thing i
15:13
think
15:14
um you know what are the costs to to
15:16
throw solar on it versus
15:18
you know trench in electrical wires from
15:19
from the grid um
15:21
so that's kind of up to up to the end
15:23
user in our case we're not really
15:24
we're not really providing a kind of a
15:26
finished product we're kind of providing
15:28
a
15:29
architecturally neutral universal
15:31
building box that we provide to
15:34
builders and contractors it gets 90 of
15:36
the hard work done for them
15:37
and then they can kind of install it
15:39
tweak it um
15:40
you know modify it okay yeah totally
15:43
makes sense and someone who
15:45

like i'm a total noob when it comes to
15:46
this but i've heard my friends it's like
15:47
oh they're like there's a cabin or like
15:49
you have your thing here and there's
15:50
like this whole septic system
15:52
thing like you know you're you're
15:54
plumbing essentially so like
15:55
i build my casita does it need to be
15:57
hooked up into a plumbing system or like
15:59
how does that all work
16:00
and like with the water yeah yeah um
16:03
so all that stuff is just ready to be
16:06
connected so
16:07
on the exterior wall of the unit there's
16:09
a connection for
16:11
electrical you know water in and waste
16:13
out
16:14
and you know you could same same way as
16:17
you know you
16:18
you could do electric to the grid or to
16:20
solar uh you can kind of do the same
16:22
thing with
16:22
with the waste in the water you know if
16:24
you have your own water source
16:25
you know you pull from that if you have
16:27
a septic tank
16:28
uh you put your waste in that uh or you
16:31
connect it all to
16:32
the city and uh it just kind of comes
16:34
down i think to the to the location of
16:36
the building and you know is it is it
16:39
accessible
16:40
you know are they in the middle of the
16:41
woods in the middle of nowhere are they
16:42

in the middle of the city
16:43
uh and they'll just connect uh to
16:45
whatever way makes sense
16:46
hey this one thing i have to ask that's
16:48
kind of out there is the hvac
16:50
system can you tell us anything about
16:51
your hvac system in particular and
16:53
i've been thinking a lot about this
16:54
theory of like an hvac system that
16:56
filters the air a lot
16:58
um and i'm curious if that's something
16:59
you guys have thought of are built in
17:00
because i know you have the mars
17:02
ho version of the boxable or something
17:04
like um
17:05
that you guys put out and it's kind of
17:06
like a joke it's like are we building
17:08
affordable housing on earth are we
17:10
building like the future of mars housing
17:11
maybe both and i was like okay this i'm
17:13
i'm listening
17:14
you know yeah um
17:18
you know i think uh what our solution
17:22
for
17:22
hvac is not what's used in a traditional
17:25
house
17:26
in the us most most houses use ducting
17:29
system
17:30
uh we're using a mini split system and
17:33
uh
17:34
i think the the best way to explain the
17:36
difference is
17:37
um the the the coolant lines
17:40
that cool the the air um instead of
17:44
you know cooling cooling the air and
17:45

then sending that cool air
17:47
through a ducting in the house
17:51
we just have the actual cooling
17:53
occurring right in the room
17:55
so you have refrigerant lines that go
17:58
from a little blower in the room out to
18:01
a
18:01
condenser that cools them on the
18:03
exterior of the house
18:05
so it's good for us because it's compact
18:08
and it's also a little more energy
18:11
efficient
18:12
and it's also a little more sanitary too
18:14
because you don't have dust filled
18:16
ducting you know that's kind of weird
18:18
and gross so
18:20
totally and and what's the vision with
18:22
boxable i've seen some really cool
18:23
videos on your website and stuff that go
18:25
beyond
18:26
um just this single home like really
18:28
full buildings
18:29
so can you expand a little bit uh for us
18:31
on like this full vision of boxable like
18:33
really
18:33
it sounds like the manufacturing is the
18:35
game changer there
18:36
and then it's really just this crazy
18:38
modular system where like your you know
18:40
imagination can really come up with any
18:41
sort of configuration
18:43
yeah that's that's what we want we think
18:45
we think we can build
18:46

you know almost any any building type on
18:49
the planet
18:50
um and we think uh we're eventually
18:52
going to have like an online
18:53
configurator
18:54
where you'll have our stock room modules
18:56
maybe we'll have
18:57
let's say uh five different kitchen
18:59
boxes five different bedroom boxes five
19:01
different living
19:02
room boxes each one in a few different
19:05
sizes
19:06
and you know we'll be mass producing
19:07
those those fixed repeatable units that
19:10
are the same
19:10
over and over but then the end user can
19:13
arrange them
19:14
with you know kind of infinite
19:16
possibilities so we
19:17
it gets us the best of both worlds where
19:19
we have a standardized factory and then
19:20
we also have
19:21
custom buildings so that's you know
19:25
further down the line
19:26
uh the the goal right now is just to get
19:28
this first factory turned on
19:30
um and then prove the concept and
19:34
what i want to do is um you know this
19:37
this first factory you know it has a lot
19:39
of a lot of manual labor in it
19:41
um things are you know pretty basic
19:43
we're trying to keep things as simple as
19:44
we can as we get started
19:46
but as soon as we prove the concept in
19:48

this first factory
19:49
i'm going to be looking to scale
19:52
into the fully automated
19:56
you know factory where we have something
19:58
that looks more like like an automobile
20:00
manufacturer um you know if you if you
20:03
go
20:03
if you look on youtube for for any any
20:06
auto manufacturer look at their
20:07
factories
20:08
i mean it's it's totally amazing so why
20:10
has no one done that with housing yet
20:12
it's ridiculous
20:12
this is this is like a massive market
20:15
and no one's doing it uh if
20:17
if you if you go to uh a tesla factory
20:20
you're going to see
20:21
you know amazing manufacturing
20:24
processes and then you go down the
20:26
street to any housing factory
20:28
you're going to literally see guys in
20:30
there with hand saws
20:33
like i don't think you would ever see
20:34
like a handsaw in it in a tesla factory
20:37
i went in toward
20:37
a manufactured housing plant and there
20:40
was a guy i just like sawing a piece of
20:42
wood with with a hand saw and i'm like
20:44
like why are you doing it like that so
20:47
um
20:48
you know huge opportunity here for us to
20:51
just
20:51
bring this in line with modern
20:53
manufacturing practices
20:55

and uh you know hopefully we'll get some
20:56
help from the big boys when we're ready
20:58
yeah no i mean i'm like damn i tesla
21:00
moonshot they want to be the best
21:01
manufacturing company on earth i'm
21:02
really i'm really seeing the synergies
21:04
here
21:04
um and it's crazy because your video you
21:06
have like all these kuka robots that are
21:07
like i think they look like the kuka
21:09
robots that are in the tesla factory
21:10
like moving all the sheets
21:12
so when you say that it's like like i
21:14
totally get where you're going with that
21:15
and i think it's
21:16
um and and the reason why i guess this
21:18
is even more exciting is if you pull
21:19
this off
21:20
like we're really bringing the cost of
21:22
new housing down by a huge factor and
21:24
that's what i
21:25
kind of coming back to like you know the
21:26
mission invest in the future you believe
21:28
in
21:28
um that's why i think boxable is doing
21:30
something so cool like no matter what
21:31
city i go to in the u.s there's a
21:33
massive homeless problem
21:34
like housing is just this huge crisis
21:36
that people are almost afraid to talk
21:38
about because it's growing so quickly
21:39
and nobody knows how to tackle it and so
21:41
if you can really drop the cost of you

21:43
know awesome housing by like
21:45
i don't know how big of a reduction in
21:47
cost it would be but i'm assuming it's
21:48
it's really meaningful um by having
21:50
these new manufacturing methods and just
21:52
bringing it you know hyper changing this
21:53
whole industry from the back end
21:55
so i'm just so so pumped and i kind of
21:57
wanted to end it there but if you have
21:58
any comments on like that kind of last
22:00
vision piece about how
22:02
um this will really transform that that
22:03
piece of the economy um that's just what
22:05
gets me so excited
22:07
yeah i mean that's the goal here is to
22:10
dramatically dramatically reduce housing
22:12
costs
22:13
for the whole world uh you know
22:15
mass-produced housing
22:16
on a scale that hasn't been done yet and
22:20
make housing extremely affordable
22:22
extremely available
22:24
and really fast so you know build a
22:26
house you know in a month not
22:28
not a year kind of thing um so you know
22:31
i think
22:32
we have the potential here to really you
22:34
know change the world in a huge way
22:36
really change the quality of life for
22:39
you know people
22:40
all around the world uh you know in the
22:42
future if
22:43

when we're successful um it could just
22:45
have a huge impact i know
22:47
a lot of people spend a large percentage
22:49
of their total income on housing
22:51
uh it doesn't need to be that way and
22:53
that's that's the problem we're trying
22:54
to fix
22:55
and to do what to drop the costs in such
22:57
a big way while also
22:59
dramatically changing the sort of carbon
23:00
footprint as well by tying in all these
23:02
technologies that are finally ready to
23:03
be there like
23:04
the solar panels the battery basically
23:06
the off-grid version of your house like
23:08
just so so exciting so um i'll i'll
23:10
leave it there and every i'll tell
23:11
everybody to go
23:12
you know check out the boxful website
23:14
play with it maybe do a pre-order if you
23:15
want to it sounds like the wait list is
23:17
huge and only getting longer so
23:19
i mean um but yeah congrats on all the
23:21
success and i honestly just think this
23:23
is like we're just scratching the
23:24
surface on such an exciting story and
23:26
industry
23:26
and uh that the product that you have is
23:28
really onto something big here so i just
23:30
can't wait to follow it
23:31
and huge thanks for coming on the show
23:32
taking the time
23:34
yeah thank you so much for having me
23:37
nice to meet you

23:38
uh we are we are just getting started
23:39
here this is the very beginning so

23:41
hopefully exciting things to come
23:43
awesome all right peace out

24:03

Boxabl - Live with Galiano Tiramani

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Streamed live on Jun 28, 2021
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Warren Redlich
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Galiano Tiramani is a co-founder of Boxabl, one of the most exciting housing startups that has the potential to transform the housing industry. Learn more about the company at https://www.boxabl.com/ * Patreon - https://www.patreon.com/WarrenRedlich * Merch - https://ElonBits.com * Fair DUI book: https://amzn.to/3wzbdvb * Links at: https://linktr.ee/wredlich Investing emails: http://eepurl.com/hpk_CT Thanks to the Vasa Law Firm in Sweden: https://vasaadvokat.se/ and all my Patreon supporters. Patreon supporters get early access to videos, exclusive content, and t-shirt discounts. https://www.patreon.com/WarrenRedlich Thanks to our channel sponsor, my friend Joe Ramos. Check out https://JNDSupport.com for your IT needs - anywhere in the United States.

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da... #Boxabl #Housing #Investing

00:04
hello hello hello
00:05
this is warren redlich i am here with
00:07
galiano tiramani
00:09
from boxable i really want to thank him
00:10
for coming on my channel
00:12
uh galliano had a couple of interviews
00:14
recently with
00:16
uh golly from hyperchange and with meet
00:20
kevin i actually may meet kevin in
00:21
person myself soon i'm really excited
00:23
about that
00:24
um so i watched both of those interviews
00:27
that helped me figure out what i wanted
00:29
to ask you
00:30
so i have a whole bunch of questions for
00:32
you but before i get started gagliano do
00:34
you want to give an introduction of
00:35
yourself
00:36
who you are and what boxable is
00:40
yeah absolutely uh thank you so much for
00:42
having me on your show
00:44
uh as you said my name is galiano
00:46
tiramani i'm one of the
00:47
founders of boxable we are here in
00:50
las vegas nevada trying to set up what
00:53
we think will become
00:55
the world's most advanced modular
00:57
housing factory
00:58
so um you know
01:02
we we are doing this this company
01:05
with the goal of dramatically reducing
01:07
housing costs
01:08
and we hope to achieve that by just
01:11
making building construction compatible
01:13
with the
01:14

factory mass production and assembly
01:15
line because currently
01:17
you know ninety percent of buildings are
01:18
built uh by hand
01:20
one at a time factory built housing
01:23
exists but it hasn't really worked well
01:25
or caught on that's for a number of
01:26
reasons uh
01:28
primarily we think that the shipping
01:29
problem that they have where they're
01:31
shipping these
01:32
wide loads that are very expensive and
01:33
cumbersome so our initial
01:35
innovation that we needed before we
01:37
could do anything else was to fix that
01:38
shipping problem
01:39
so the results are pretty cool you can
01:41
see it on the website boxable.com
01:44
these are a 20 foot wide house that
01:46
folds up to eight feet so it can ship
01:48
highway legal and then when it arrives
01:49
on site it just sets up quickly
01:51

and then you've got your little house
01:53
and uh right now we are early stage yep
01:56
let me just explain that for people
01:57
because i think it's important and i you
01:59
explained it with with me kevin
02:01
if you're driving down the road and you
02:03
see a vehicle that says wide load
02:05
it costs a lot more for that to be done
02:09
and a lot of modular homes maybe is the
02:12
right term
02:12
a lot of other manufactured homes are
02:15
shipped that way and it's very expensive
02:17
to get them
02:18
to the this home site from the factory
02:20
your approach makes that much less
02:22
expensive
02:24
exactly that's that's perfect
02:26
explanation and i'm sorry for cutting
02:27
you off there i just want to explain
02:28
that point
02:29
yeah yeah no problem um i guess uh
02:33
what i was about to say was just that

02:35
you know what we're a new company
02:37
with a new idea and we're setting up our
02:39
first uh manufacturing plant
02:41
right now and hopefully we'll be
02:43
cranking out you know
02:44
thousands of houses soon but things are
02:47
just kind of getting started in
02:48
early days for us cool so
02:52
you mentioned las vegas i was just
02:54
actually in las vegas the
02:56
the day before the plaid event for tesla
02:58
for people who know that
02:59
for you may not know this my channel is
03:01
like uh i'm sort of an e i'm basically
03:03
an elon musk fanboy
03:05
um but but i'm broader than that i like
03:07
talking about
03:08
uh people who are trying to people in
03:10
businesses that are
03:11
pursuing revolutionary change so i don't
03:14
know if you're familiar with like beyond
03:15
meat and impossible foods i think there
03:17

there are companies that are trying to
03:18
revolutionize how we gen how we create
03:20
meat
03:21
i think that i agree with you very
03:23
strongly that the housing industry is
03:25
right for disruption i would love to see
03:26
somebody do it
03:27
i'm not sure you're it and that's why i
03:29
wanted to talk to you
03:30
so um but i wanted to ask you about las
03:33
vegas i was just there
03:34
and i wrote in the boring company
03:36
tunnels did you get have you experienced
03:38
that yet are you aware of it what have
03:39
you seen
03:41
no i haven't gone and checked it out but
03:43
i heard that i think the new
03:44
resort world's uh hotel has has access
03:47
to that and i'm definitely going to head
03:48
over there when i get a free moment
03:50
yeah i mean it's coming i i don't know
03:53
where your location is
03:54

i know you built you have a new factory
03:56
location is it are
03:58
was it north las vegas yeah it's city of
04:00
north las vegas it's about 20 minutes
04:02
from the strip in the airport
04:04
okay so i don't know whether the boring
04:05
company's long-term plan for the vegas
04:07
loop
04:08
extends close to where you're located
04:10
but it can make
04:12
transportation a lot more convenient for
04:14
you and your workers depending on where
04:15
they have to go
04:16
so you know not just for the strip you
04:18
know but hopefully it can actually help
04:20
people get from home to work and work to
04:22
home and all that
04:23
and i'm i'm really excited about that i
04:24
think that's a revolution in
04:26
transportation along with what tesla's
04:27
doing
04:28
so i wanted to ask you
04:32
people who follow my channel really

04:33
closely know i'm working on building a
04:34
cabin
04:36
and i live in a place where the zoning
04:39
requirements are
04:40
minimum of 750 square feet or not i live
04:42
the place where i'm going to build my
04:43
cabin
04:44
has a minimum zoning of 750 square feet
04:47
so a casita would be too small
04:49
and as far as i know right now you're
04:51
just building one of them you don't have
04:52
like combined units yet it's coming
04:55
and of course i'm far from las vegas so
04:57
the shipping to get that to vega to
04:59
florida would be high
05:01
but i've been looking at a steel
05:02
building um
05:04
and the steel building planned uh uh
05:07
quote that i have which is out of date
05:09
because you know materials costs have
05:10
gone up we might talk about that later
05:12
um was around 17 000
05:16

built not including the concrete pad not
05:18
including plumbing not including
05:20
installation you guys do a lot more in
05:21
your units than
05:22
what i'm gonna have this but this is
05:23
about a thousand square feet it's gonna
05:25
cost me about seventeen thousand dollars
05:27
so i've seen people ask you about
05:30
manufactured homes
05:32
what do you think about steel buildings
05:34
as competition for what you're doing
05:38
um yeah i mean it sounds like what
05:40
you're describing is more of a more of a
05:42
shed structure it doesn't have
05:43
insulation so not really uh
05:47
it doesn't really make too much sense to
05:49
compare that you know price price-wise
05:51
um but you know at the end of the day
05:55
uh pretty much every building type
05:57
whether it's steel or anything else
05:59
that is site built i think is
06:02
uh not gonna win the race for

06:06
the future of housing because it's just
06:09
incredibly inefficient to build anything
06:11
on site
06:12
uh it's and it's very expensive and you
06:14
don't get any of the uh
06:16
advantages that that we get in all our
06:18
other products as a result of the
06:21
factory so i i looked at the um
06:25
the regulation d um
06:28
what do you call it prospectus is that
06:29
the right term for it yeah i read
06:31
through that
06:32
you have a a a deal with the department
06:36
of defense to build 156 casitas
06:39
they're going to pay you in the ballpark
06:40
of 60 000 a unit
06:42
and according to what i read in your
06:44
perspectives if i understood it your raw
06:46
materials cost
06:48
for those 156 casitas is about three
06:50
million dollars
06:52
which works out to about 20 thousand
06:53
dollars a unit do my numbers sound close

06:55
to right
06:57
um well you know that's kind of a tricky
07:01
discussion nowadays uh because of
07:03
commodities pricing
07:04
so when we started this is very
07:06
different than where we're at now
07:08
now we're seeing you know multiple
07:10
hundred percent increases in
07:11
in steel and lumber and shipping costs
07:15
it's not three thousand dollars to get a
07:16
container from china anymore it's
07:18
fifteen thousand
07:19
i mean the world is really crazy when it
07:21
comes to
07:22
logistics and manufacturing uh we've
07:25
been trying to source
07:26
uh i think millions of tons of steel and
07:28
we just can't even find it
07:30
uh even though we're paying crazy prices
07:33
on the steel
07:34
uh it's just so hard to to find
07:36
availability
07:37
um so all a lot of the different
07:40

manufacturers the raw materials have

07:42
companies on what's called i guess

07:43
allocation where they say

07:45
all right you guys want a thousand

07:48
pounds

07:49
we're only getting 100 because that's

07:50
all we have and that's what we're giving

07:51
you so

07:52
we'll see if these things um we'll see

07:54
if we see relief in this

07:55
in the next year maybe we catch up maybe

07:58
the prices come down

07:59
or maybe it's caused by you know

08:00
inflation and money printing and maybe

08:02
the prices keep going up

08:04
um no matter what though i'm not worried

08:07
at all about raw material pricing

08:09
because

08:10
everyone has to pay for raw materials

08:12
and

08:13
boxable will pay the same as the other

08:16
guys

08:17
but we have these principles that they

08:19
don't and that includes

08:21
a radically simplified design with

08:24
dramatically less

08:25
components includes standardization

08:28
repeatability scale

08:30
bulk purchasing power uh automation

08:33
which will

08:34
get better and better over time of

08:37
course the shipping solution

08:38
so all of these things that you know we

08:40
get from the assembly line

08:42
that uh these these site builders uh

08:45
will never have

08:47
um i i appreciate that and i actually i

08:49
think we're seeing

08:50
really really widespread supply chain

08:53
issues all across the economy in all

08:55
kinds of ways it's not

08:56
like i know manufacturers are seeing it

08:58
but i feel like

09:00
we've been seeing it for a long time in

09:01
a lot of different ways um

09:04
but the the regulation d prospectus was

09:07
dated like may 23rd 2021 so that's

09:11
about a month ago um

09:14
was that i mean maybe the numbers were

09:16
were drafted before

09:17
and that wasn't updated for may 23rd i

09:20
don't know but you know it seems oh

09:22
i suspect you're correct i i think

09:24
you're probably right that the

09:26
the materials costs have gone up since

09:27
whenever those numbers were generated

09:30
yeah so so um the date on that offering

09:32
memo you looked at

09:34
is just because we swapped out the terms

09:37
of the investments um a few days ago uh

09:40
that offering memo

09:42
was actually written uh you know quite a

09:44
while ago so

09:45
you know we'll we'll update that so

09:47
that's just a suggestion then you should

09:48
update it

09:49
maybe it was clear and i missed it but

09:51
that's just a suggestion make sure

09:52
that's clear

09:53
um no and i but the point i was going
09:55
for there was
09:57
my dream for for what you're doing for
09:59
what i've talked to a friend in miami
10:01
uh he and i are like constantly talking
10:03
about what are we going to start up what
10:04
business are we going to do and then
10:05
we never do anything but we're talking
10:07
about it we talked about doing a housing
10:09
startup and
10:10
to me it's like well okay and you
10:11
actually really touched on something
10:13
really crucial you said fewer parts i
10:16
don't know how closely you follow elon
10:18
but elon has this famous line the best
10:20
part is no part the best process is no
10:22
process
10:23
exactly and sandy monroe talks about
10:25
this if you can reduce the number of
10:26
parts and reduce the number of process
10:27

like they give bonuses to if somebody
10:30
figures out a way to save a gram
10:31
in a car that's like a bonus you know
10:33
just once save one gram a day and you've
10:35
just reduced the weight of your vehicle
10:36
there's all kinds of great things like
10:37
that i love the way
10:38
that you think like that um but
10:42
ultimately the the your ability to
10:44
deliver
10:45
a product to a customer at cost getting
10:47
the cost down
10:48
hinges on you can't get lower than your
10:51
materials costs
10:52
right there's an asymptote no matter how
10:54
good you are your processes
10:56
no matter how automated you get your
10:58
material costs are sort of like a
11:00
fundamental limit on how low you can go
11:02
does that make sense yeah but um
11:05
that's not really the whole picture for
11:08
boxable because
11:09

we have innovated on the types of
11:12
building materials
11:13
so we are actively going through the
11:15
product and refining it and trying to
11:17
reduce the number of components
11:18
and swapping components that aren't
11:21
uh don't make sense for the price so
11:25
what what that has resulted in is that
11:26
this product is not built
11:28
using the traditional methods that you
11:30
would see in north america north america
11:32
is all
11:32
stick frame lumber construction that's
11:34
not what boxable is we have a
11:36
laminated panel system that uses totally
11:39
different materials
11:41
very little uh traditional lumber and so
11:44
you know it's it's fun for us we get to
11:47
keep tweaking this thing and i'm sure
11:48
we'll do it for years i'm sure every
11:49
couple of years we'll come out with a
11:51
new version of the product

11:52
and we have a road map for uh upgrades
11:56
or modifications to the design that
11:59
we think are gonna continue to lower the
12:02
cost dramatically
12:03
so you know there's a whole big long
12:05
list of different things we can we can
12:07
tweak on this
12:08
to bring the cost down and you know some
12:10
of those things have different you know
12:12
capital requirements there's there's
12:14
different
12:14
considerations there and you know we're
12:17
doing everything we can to bring the
12:18
price down because that's what this is
12:20
all about and one cool thing about our
12:22
product is by kind of
12:24
throwing out the traditional stuff and
12:25
starting from scratch we were able to
12:28
very carefully
12:29
pick and choose every single material
12:31
and manufacturing method in this thing
12:33

to meet all the requirements and for a
12:36
building there's an incredible amount of
12:37
requirements
12:38
you have uh not just the the tests you
12:41
have to pass
12:42
the strength the fire resistance weight
12:45
uh
12:45
water resistance material costs all
12:48
these different variables and they don't
12:49
always
12:50
align you know so you're kind of
12:52
sometimes working against each other
12:53
like you know one material that might
12:55
make it stronger will make it too heavy
12:57
and
12:57
so you kind of gotta um keep keep doing
12:59
that and what we've come up with is
13:01
is very different and uh hopefully a
13:04
game changer
13:05
you know kevin said that he was going to
13:06
get you statewide to prove if he gets to
13:08
be governor
13:09

and i was thinking that that you know
13:10
whenever you want to do anything there's
13:12
so many and you actually mentioned
13:13
something
13:13
you like tweaked my libertarian bone you
13:15
said something about too many
13:16
governments doing too much or something
13:18
but
13:18
it's almost like if we had like a
13:20
federal standard that you know hey we've
13:22
just decided this meets federal approval
13:23
for the entire country
13:24
i don't know if that would violate the
13:26
principles of federalism
13:28
but it would be a lot easier for
13:30
companies to produce
13:31
products for the you know we do that
13:32
with cars generally speaking if the if
13:35
the federal government says a car is
13:36
good it's good in every state
13:38
uh yeah you know go ahead sorry
13:42
sorry uh yeah yeah so there is um a
13:44
version of that

13:45
um there's a few different ways to get
13:47
these types of buildings approved uh one
13:49
is on the state level with the modular
13:51
program
13:51
and the other is a federal 50 state uh
13:54
hud code
13:55
that's for manufactured housing that's
13:56
how
13:58
trailer homes you know double wides are
14:00
approved um
14:01
unfortunately they've created a bad
14:04
stigma for themselves
14:05
right so the the 50-state hud approval
14:07
which is way better because trust me i'd
14:09
rather
14:10
get one regulatory approval than 50
14:13
but unfortunately um you know that
14:16
the 50-state hud approval uh is
14:19
you know frowned upon everywhere because
14:20
you know everyone thinks oh it's a
14:22
trailer park you know
14:22
zoning's zoning will it say it probably
14:25

restricts yourself
14:26
it probably restricts your zoning yep so
14:28
we will end up getting our products
14:30
approved i believe under um the modular
14:33
program
14:34
under the manufactured housing program
14:36
and under the rv
14:37
codes so you know that's that's the goal
14:40
we're starting with modular
14:41
but i just want to give our customer as
14:43
many options as they need
14:44
and and if it's easier for them to get
14:46
something approved because it's
14:47
x and we have that possibility and we
14:50
can provide it to them then we're going
14:51
to do it
14:52
so um somebody asked this question i
14:54
thought it was a good question
14:56
like for my cabin i'm probably gonna do
14:57
a poured concrete foundation is that
14:59
necessary uh for
15:02
uh boxable or is there some other option
15:04
that would still work

15:06
you know um our units are compatible to
15:09
any foundation
15:10
and the foundation uh becomes important
15:14
because it transitions a building
15:17
from being personal property into real
15:19
property so when it becomes permanently
15:20
affixed
15:21
to the foundation then it's real
15:24
property it's real estate you can get
15:26
more more loan programs on it but our
15:29
product doesn't need a foundation you
15:31
know we could set it up
15:32
on on cinder blocks we could throw it on
15:34
the grass on in the parking lot
15:36
you know pretty much uh anywhere you
15:38
know it needs to be and
15:40
um you know one one thing um
15:43
that goes back to the these regulations
15:45
that exists for every single
15:47
thing imaginable and i'm a libertarian
15:49
too by the way
15:51
um uh is you know uh you can kind of
15:54

start to think about housing a little
15:56
bit differently
15:57
when they're when we have these factory
15:58
built units because uh a traditional
16:01
house
16:01
is you know built off of that foundation
16:03
if you take the foundation away
16:04
it's gonna fall apart um but our houses
16:07
are not so
16:08
do they always need to be permanent
16:10
buildings permanently fixed is that
16:11
always practical does that always
16:13
make sense uh you know maybe not okay
16:16
so one of the questions i had was
16:18
looking back like at a 2019 article in
16:21
the las vegas review
16:22
journal i think early on boxable's plan
16:24
was only to sell to builders and
16:26
contractors and developers
16:28
and not sell direct to consumer and it
16:30
seems like there's been a shift like
16:31
your dod
16:32

contract is effectively you're selling
16:36
direct i mean it's direct to customer
16:38
but it's not to an individual it's to a
16:40
government agency um
16:43
when did the switch happen where you
16:45
decided we're going to sell direct to
16:46
consumer as well
16:48
and what complications does that add
16:51
yeah so originally um kind of a
16:54
different
16:55
idea we were planning to just mass
16:57
produce the
16:58
kind of the room shells and not finish
17:00
them out inside with it with a kitchen
17:02
or bathroom and we had started
17:03
originally with a bigger prototype that
17:06
was a 1400
17:07
square foot home with two 20 by 40
17:10
units but um you know we went to the to
17:13
the first builder show with that with
17:14
those units
17:15
and then we came back to the office
17:17

after the show and we thought about him
17:18
he said all right
17:20
what's what's a good plan of attack how
17:22
do we start i mean this is a huge
17:24
undertaking and i had noticed what was
17:26
going on in california with accessory
17:27
dwelling unit laws
17:29
and it just seemed like a huge
17:30
opportunity that made so much sense
17:32
so then could you tell people what that
17:35
means
17:36
yeah so uh in california they are now
17:38
very friendly towards
17:40
backyard houses so if you have a house
17:42
in california pretty much every single
17:44
house in the state
17:45
you are now allowed to put a little
17:48
house in the backyard
17:49
i think in many cases yep i think in
17:51
many cases you're allowed to put more
17:52
than one in the backyard
17:54
they've gone so far as to prohibit
17:58

local cities and counties from banning
18:00
these types of buildings
18:01
at the state level they've reduced
18:03
setback requirements
18:04
uh all kind of things to to make this
18:06
more friendly so
18:08
as a result you know everyone's doing it
18:09
if you if you live in la
18:11
and you you own a house and you have a
18:14
backyard with space
18:15
uh and you can throw down another unit
18:17
in there and your site's already
18:19
developed and your utility is already in
18:20
because you have a house there
18:21
uh the numbers crunch on that and it's a
18:24
great rental return for people
18:26
or to put a family member in so we were
18:28
just looking at that
18:29
and we said let's make this really
18:32
simple
18:32
let's create a product that people can
18:34
understand where there's a big market
18:36
for it
18:36

and we said you know casita and we
18:38
finished that little configuration
18:40
and uh we kind of announced it and
18:42
people just went
18:43
crazy for it crazier than we ever
18:45
expected because
18:46
we always thought you know our concept
18:48
of a building system where different
18:49
size room modules can stack and connect
18:51
to build
18:51
any building type on the planet was a
18:53
big deal but we didn't necessarily think
18:55
these little casitas were that big of a
18:57
deal uh until we announced it
18:59
and we just got viral response
19:03
uh you know thousands and thousands of
19:05
emails and product reservations
19:07
so i guess it was a good call and uh
19:09
it's it's nice you know a nice place to
19:11
start
19:12
lower barrier to entry um physically
19:14
smaller
19:15

product to deal with so lots of
19:18
different considerations there
19:19
so the original plan was to sell direct
19:22
to builders or developers
19:23
and now there's this direct to consumer
19:25
version but
19:26
when you sell to builders or developers
19:29
there's going to be a markup to the
19:30
ultimate home buyer right
19:32
well um that still kind of is the case
19:35
because
19:36
what we're selling is not necessarily
19:38
like a finished product
19:39
it needs some level of installation and
19:42
finishing
19:43
although we work very hard to get
19:45
everything we possibly could done in the
19:47
factory you know 90
19:48
of it we're still handing over a product
19:50
that really always needs a contractor
19:52
in the middle there so i think even in
19:54
the cases where
19:56
the end user reaches out directly to
19:57

boxable we'll still be connecting them
20:00
to the contractor and the contractor
20:02
will be the ultimate
20:03
real customer to boxable so um
20:07
that that's kind of you know what we're
20:09
thinking of the process is going to be
20:11
with the with the dod contract are are
20:13
you guys delivering finished product or
20:15
is somebody else coming in and finishing
20:16
it up
20:18
so uh boxable will always deliver um
20:21
you know drop off a folded up house
20:24
um you know this casita has a kitchen
20:27
bathroom in it uh
20:28
when we drop it off uh it has flooring
20:31
it has uh heating cooling windows
20:35
you know electric everything ready to
20:37
just kind of bolt to a foundation
20:39
and connect to utilities um and then
20:41
there's you know
20:42
uh for the for the end retail customer
20:45

there's a degree of customization that
20:46
they might request they might want to
20:48
tweak it
20:49
they might want to build a deck a
20:50
driveway whatever it needs
20:52
and these contractors are just going to
20:55
you know charge for their services i
20:56
think to do that kind of stuff
20:57
but i mean i mean on the 156 units
20:59
you're doing for the department of
21:00
defense you're dropping off at a
21:02
military base
21:03
is there another contractor that's
21:04
coming in to do the finishing is the dod
21:06
doing it then
21:07
the setup is it like a project for the
21:09
soldiers to all right
21:10
today we're fixed we're finishing this
21:12
up how is that going to get done
21:14
yeah i think so i think we're going to
21:16
be providing just
21:17
providing the room modules and that's it
21:19

and they'll
21:21
be in charge of the setup and you're not
21:23
interacting with whoever's going to be
21:24
doing the
21:25
final uh finishing
21:28
um just providing you know instructions
21:31
and
21:31
be there available to answer questions
21:33
but i mean you don't have an existing
21:35
relationship with whoever that
21:36
contractor is or
21:38
whoever at the dod is going to be doing
21:40
that final steps
21:41
no we don't and boxable just wants to
21:44
remain as the room module manufacturer
21:46
we want to be really good at that really
21:47
efficient
21:48
we don't ever want to get involved with
21:49
any site work any
21:51
any installation anything like that we
21:53
don't think we'd be able to scale if we
21:54
were
21:55
you know kind of bonked down bogged down
21:56

with all that custom stuff
21:59
okay um i want to ask you something
22:02
um kind of into the financial world
22:05
a little bit um and it's hard i think
22:08
it's gonna be hard to predict this
22:09
because like you said material prices
22:10
are hard to predict but
22:12
do you have in some sense a vision of
22:14
what the average selling price for a
22:16
casita will be in say
22:18
2022 and what the cost of goods sold
22:21
will be
22:22
so you can get a sense of what margins
22:23
look like
22:26
um you know
22:29
i don't really want to like give any
22:30
specific numbers because it's just
22:32
such a you know crazy world right now uh
22:35
all i know is
22:36
we're planning to probably charge you
22:38
know
22:39
double uh retail price of double our raw
22:42
materials cost

22:43
um we think that um we're coming in way
22:46
under the competition
22:48
uh we just did another competitor
22:50
analysis the other day
22:51
and we could not find uh really an adu
22:54
solution in california that was
22:56
under a hundred thousand i mean most of
22:58
them were over 150
23:00
000 so i think we're in such a good spot
23:03
where we're going to be able to sell a
23:05
product that's way cheaper than anyone
23:07
else out there
23:08
especially in california and also have
23:11
great margins and you know there's a lot
23:13
of unknowns and there's a lot of
23:14
unknowns in setting up this factory
23:16
there's a lot of unknowns in
23:17
even our our labor costs and how those
23:21
pan out early
23:22
on and of course you know raw materials
23:24
is just like an external
23:26
variable as well but you know for me
23:29

i just believe in these principles that
23:31
we have and i think that no matter what
23:32
these principles are putting us ahead of
23:34
everyone else out there
23:35
even the other factory built housing
23:36
guys because i just see
23:38
critical flaws in what they're doing uh
23:41
whether it's related to
23:42
the shipping or the use of lumber frame
23:45
stick construction
23:46
in factory modular plants okay
23:54
if you don't mind i'm going to share
23:55
screen for a second and i want to show
23:58
there's this is from the crowd funding
24:00
this is from the the regulation d
24:02
document see if i know see if i know how
24:05
to share screen
24:07
that's always a question i'm not good at
24:09
zoom yet so
24:10
i don't know if you can see this here it
24:11
says can you see this
24:14
yes so this is page 33 it says um
24:18

this is giving three million dollars for
24:20
acquisition of raw materials for
24:21
150 casita boxes i think it's really 156
24:24
but that's in the ballpark
24:26
you're expecting to spend 1.6 million
24:28
for warehouse space
24:29
9 million for labor um when i look at
24:32
these numbers
24:34
and i compare it to what you have in
24:36
terms of
24:38
uh the money you've raised so far
24:43
you know where's all the money i mean is
24:44
the dod paying in advance
24:46
are they paying how do you get all this
24:48
money together to pay for all the stuff
24:50
that you're doing
24:51
to build 150 casita boxes i don't think
24:53
you have the money that's listed there i
24:54
don't think you have that cash on hand
24:56
right now
24:58
um yeah so to date um
25:01
i've you know brought in
25:04
maybe 13 14 million plus in
25:08

uh investor uh money uh additionally
25:12
um we did negotiate a 75 uh prepayment
25:15
on that contract
25:17
and um um on another front
25:20
uh myself or paolo are
25:24
always ready to step in and fund the
25:26
company more
25:28
if we need to but but i don't think we
25:30
will because we're just getting a lot of
25:31
traction okay except i mean in other
25:34
words the dod is because
25:36
when i i'm let me see if i can find the
25:38
the page
25:40
um it's it was close to that there's
25:43
there's some numbers on how much cash
25:44
you had on hand at the end of 2019 and
25:46
that
25:47
and what what the expenses were in 2019
25:49
and i'm just trying to get a feel for
25:51
what the numbers are
25:53
uh going forward into what the numbers
25:55
were for 2020 because i don't see those
25:57
numbers

25:57
in the prospectus like yeah how much
26:00
cash on hand did you have at the end of
26:02
2020
26:03
you know i i'm i'm guessing we have 10
26:06
million in the in the bank right now
26:08
that's just a guess and it should be
26:10
right around there and
26:11
does that include some money from dod on
26:13
that contract
26:15
yeah it includes some uh of that
26:17
prepayment that i
26:19
mentioned we had negotiated okay so like
26:22
here's use of proceeds and this is like
26:24
you're trying to raise fifty thousand
26:25
dollars in this uh
26:27
regulation d uh is that what it's called
26:30
regulation d
26:31
funding uh yeah it's a reg d
26:34
506 c for credit investors i should i
26:37
should know this stuff better and i
26:38
don't
26:39
but you know there's there's if you
26:40

succeed in raising 10 million
this is
26:42
where the money goes
26:43
there's three columns here for
people
26:45
are looking at this there's a if
you
26:46
succeed in raising 10 million
26:48
that's where the money goes if
you
26:50
succeed in raising 25 million
then
26:52
you spend more money and
yeah if you get
26:54
the 50 million
26:55
have is that ongoing this
regulation d
26:59
uh funding i think i think you
told
27:00
kevin you'd raise a total of 13
million
27:02
dollars so far
27:03
i don't think that includes the
money
27:04
that you guys have contributed
27:06
do you personally contribute
no it
27:08
doesn't that's outside capital
27:10
um yeah so you know um
27:13
there's a number of uh first of
all
27:16
this numbers are showing me
right here
27:18
these are just rough rough
estimates
27:20
right right or early stage rough
27:22
estimates but um

27:24
it's it's really a function of you
know
27:27
how
27:27
how much how big how big
can we start so
27:31
you know we get in there start
work
27:33
figure out the assembly line
27:35
start scaling up and then you
know how
27:37
fast do i hire
27:39
uh 200 people for two shifts
27:42
um how how much raw
materials do we
27:45
bring in if we're if we're
building a
27:46
factory that can produce
27:48
uh you know 180 million in
revenue at
27:51
full speed
27:52
uh how much of that money
the cost of
27:55
raw materials has to be out
there at
27:57
one time you know based on
you know
28:00
payment terms with suppliers
and lead
28:02
times and all those
28:03
issues so uh you know we
could get in
28:06
there right now and
28:07
i could not raise another dollar
and we
28:09
could um
28:10

start you know production uh
but it
28:13
would be slower than if we had
28:14
you know more money and
could run a
28:16
little faster so uh
28:18
right now you know we really
don't have
28:20
all the money
28:21
we need but we are running uh
full speed
28:24
ahead and
28:25
and um everything seems to
be falling
28:27
into place no and it seems like
28:29
i've seen that with i remember
one of
28:31
the co when the investor calls
to
28:32
i everything relates to tesla to
me it's
28:34
almost like everything relates
to either
28:36
seinfeld or tesla for me
28:38
and um i remember that uh
zach kirkhorn
28:41
was talking about that they
had more
28:43
money than they expected and
they
28:45
invested more
28:46
in the factory early in berlin so
that
28:49
it would be
28:50
basically coming up to
production
28:51

quicker and producing higher volumes
28:53
quicker and they
28:54
if you have more money you could get
28:55
more done you could be more ready for
28:57
the future you want to achieve
28:59
yeah exactly and uh you know for us
29:02
the plan here is a really big grandiose
29:05
plan
29:06
we're trying to you know build you know
29:09
more buildings than any other single
29:11
entity uh all over the entire planet and
29:14
and take over so you know the money we
29:16
need for this first factory
29:18
that's not the end of the the money we
29:19
need i'm gonna go
29:21
and set up this first factory and we are
29:24
gonna
29:24
start selling units and then i'm gonna
29:26
come back and say look
29:28
everything's proven uh we're selling
29:30
we're rocking and rolling
29:31
let's do this the risk is gone uh now we
29:34

need you know more capital to scale this
29:36
more
29:36
and this first factory we're doing it's
29:38
very very limited
29:40
automation there but it's all planned
29:42
out to be compatible with that
29:43
automation and
29:44
getting from what we have now this 170
29:47
000 foot factory
29:48
to a real you know
29:52
factory based off automotive
29:53
manufacturing principles which
29:55
you know in my opinion is the coolest
29:57
thing out there um
29:58
you know that's a huge leap um that's
30:01
going to require an
30:02
incredible amount of capital but the
30:04
money will be there because this is a
30:06
huge problem
30:06
in probably the biggest market around i
30:09
mean this is a trillion dollar problem
30:10
that
30:11
we're trying to solve yeah i think
30:12

something you said really struck me was
30:14
i think you were saying
30:15
ultimately this factory should be able
30:17
to produce maybe 3 000 or 3 600 units a
30:19
year
30:20
and if it's only fifty thousand dollars
30:22
at
30:24
at three thousand units i think you're
30:25
talking or maybe thirty six
30:27
thirty six hundred i think you're
30:28
talking about 180 million dollars a year
30:30
correct that's not bad and then it may
30:32
end up being sixty thousand dollars a
30:33
unit with the increased
30:34
cost increase in material costs so you
30:37
may be over 200 million dollars a year
30:38
in revenue just on this first factory
30:40
that's that's a promising start
30:42
yeah yeah and then and then one more
30:44
thing is um
30:45
it's it's a big factory it's a big
30:47
undertaking it's a big place to start
30:49
for especially for a company that hasn't

30:51
really produced many houses yet
30:54
but uh in the grand scheme of housing
30:57
demand
30:58
3 600 units is nothing it's it's a drop
31:00
in in the bucket that could all go to
31:02
a few apartment developments here in
31:04
vegas so
31:05
you know the real opportunity here is
31:07
just so incredibly
31:09
big uh to even start making a dent in
31:12
that
31:12
those housing shortages uh you know
31:14
whether it's in california or in another
31:16
country
31:17
yeah all right let me sorry i just
31:19
stopped sharing i want to go back to
31:21
that screen
31:21
that i had up um so
31:26
in 2019 obviously you hadn't really
31:28
gotten started yet limited revenue
31:30
you know very common for a comp a
31:32
startup company you know
31:34

incurred a net loss for 2019. i'm going
31:36
to guess that 2020 was also a net loss
31:39
or am i wrong about that oh yeah
31:42
we're just we're lighting money on fire
31:44
right now we're you know we're hiring
31:45
people we're doing
31:47
uh we're buying you know millions of
31:48
dollars in equipment et cetera et cetera
31:50
and
31:50
we're not selling anything yet and you
31:52
know that's kind of
31:54
being the issue from day one is uh you
31:56
know i would talk to an investor and
31:57
they would say well
31:58
you know have you sold any yet blah blah
32:00
blah and i'm like well you know this is
32:02
a little bit different than a little
32:03
widget or a software company
32:05
the pitch here is assembly line factory
32:08
production so
32:09
that's what we need we need you know an
32:11
assembly line factory so
32:13

um until we get that factory turned on
32:15
and we get up to a certain amount of
32:17
units per month um you know
32:20
we'll be losing money until then but uh
32:23
i do think that
32:24
you know this first factory will you
32:26
know be be
32:27
profitable relatively early on once it's
32:30
just once it's up and running
32:31
okay so here on this page in the second
32:33
paragraph it relates
32:35
i think paulo is your father correct
32:38
yeah so paulo was at that point it
32:40
chipped in 1.6 million dollars roughly
32:42
to the company one of the things that
32:45
i'm going to ask you i'm going to get a
32:46
little tougher on you for a second but
32:47
maybe you have answers and i want
32:49
i want to hear them um if paulo's
32:51
chipped in 1.6 million
32:54
but your valuation as far as i see it i
32:56
think in the in the
32:58

in the crowdfunding round
valued the
32:59
company at 226 million dollars
33:02
so yeah about five million
dollars from
33:04
uh
33:05
crowdfunding investors and i
think you
33:08
said
33:08
total raise was 13 million
dollars so
33:10
they contributed about 40
33:12
of the capital the company but
they only
33:14
own two percent of the
company and they
33:15
only get preferred stock
33:17
what what and i think the same
issue i
33:19
don't know how it's going to
work with
33:20
the the regulation d
33:22
financing because it's really
more of a
33:24
what was the word for it
33:26
it's a subordinated convertible
33:27
promissory note there people
aren't
33:29
getting common stock when
they buy
33:30
when they invest in your
company yeah so
33:34
the plan here is to eventually
list this
33:38
or do an ipo or some
mechanism so that
33:40
it's
33:41
tradable and people get
liquidity so
33:43
they are getting
33:44
preferred shares that convert
to common
33:46
in the events of an ipo
33:48
and that protects their
liquidation
33:51
preference
33:52
by keeping them as preferred
shares so
33:54
you know if we close the
company
33:56
tomorrow even though uh me
and paulo own
33:59
you know 85 percent let's say
34:01
um we don't get 85 of money it
goes back
34:03
to those
34:04
investors first because they're
uh
34:06
preferred
34:07
so um and then on on the
valuation front
34:10
uh you know this is uh two i
think that
34:13
the last offering was a 26
million
34:16
valuation um and yeah it's a
high
34:19
valuation but
34:20
what we're doing is very big
what we're
34:22
starting with yep
34:24
i mean i i actually have a vision
for my
34:27
i have an idea for a startup
unrelated
34:28
to housing
34:29
and i kind of see where you're
coming
34:31
from and look we're putting
our
34:33
uh you know 100 of our time
into this
34:35
we're risking our capital on this
and
34:37
much larger you know i doubt
you have
34:38
any other investors invested
1.6 million
34:40
right
34:42
uh no paulo's put in more than
that and
34:44
he is the biggest
34:45
sole investor so he's putting
his money
34:47
anywhere his mouth is
34:48
right also we've devoted years
of our
34:50
time to this as well
34:51
right right so that's what i
mean so but
34:53
you know
34:55
is it i mean maybe you're not
getting
34:57
pushback from investors but i
can guess
34:58
you're you're not having that
much
35:00
problem
35:00
you're selling investments i
think am i
35:02

correct that the crowdfunding round sold
35:04
out at 3.9 million or am i reading that
35:05
wrong
35:07
yeah so you know ultimately price is
35:09
determined by
35:10
what someone's willing to pay for
35:11
something and as it turns out
35:13
uh in just 13 days people were willing
35:16
to pay
35:17
that price for 4 million of our shares
35:19
because we sold out really fast and now
35:21
have
35:22
uh you know more sitting in an
35:24
oversubscription
35:26
uh wait list as well so really the bet
35:29
that investors are making is you know
35:31
what happens
35:32
if this factory is successful and these
35:35
guys uh
35:36
do an ipo where is the price then and
35:39
um you know once we prove that this
35:42
company is worth an incredible
35:44
amount of money because you know if i
35:46

can sit here and say
35:47
yeah we can mass produce housing at
35:48
below market rates for construction
35:51
that's incredibly valuable incredibly
35:53
valuable so
35:54
um you know right now there's risk
35:56
involved in that that's why the share
35:58
price is you know
35:59
71 cents and then once that risk is gone
36:02
because we've proven it
36:03
uh price is going to go up way higher
36:05
and that that's the bet that
36:06
investors are are making on this um and
36:09
you know that valuation is based off of
36:12
a number of things uh you know including
36:15
analysis of of the revenue of this first
36:17
factory so this is
36:18
a factory that's sized to produce you
36:20
know 200 million
36:21
in revenue in in with a product that has
36:24
the potential to
36:25
disrupt an incredibly you know outdated
36:28
and massive

36:29
industry okay do you does um
36:34
do you does paolo get a salary do you
36:36
get a salary
36:37
um how many salary employees are there
36:40
well i'm not asking you for the amount
36:41
i'm just asking if you are salary
36:43
yeah we just recently started taking a
36:45
salary and i think we've we've got about
36:48
uh 20 20 employees or so right now we're
36:51
hiring people
36:52
every week um you know things are
36:54
kicking into high gear because we're
36:55
about to move into this
36:57
new building so um you know that
37:00
kind of overhead will continue to to
37:02
increase as we
37:03
bring people on board and scale up okay
37:06
so
37:07
i looked and you had a chief
37:10
um the the other key employee that was
37:13
listed in the prospectus was kyle denman
37:15
um senior engineer i you know a lot of
37:18

times they these
37:19
i see you guys as sort of the reverse
37:21
like i don't know if you know if you're
37:22
familiar with lucid motors
37:23
i'm like this massive skeptic of lucid
37:25
motors i'm like the world's biggest
37:26
biggest critic of lucid
37:28
and i look at them and they have this
37:30
like slate of like
37:32
19 people on their uh on the spac merger
37:34
document
37:36
and i just feel like you're too hot
37:38
you're too top-heavy and there's all
37:39
these people who have all these great
37:40
credentials but i'm like i don't believe
37:42
that the company's really gonna produce
37:44
a car that's i'm very extreme on that
37:47
um and i look at yours and it's almost
37:50
the opposite that i don't see
37:52
like they've got all these guys with all
37:53
these credentials and i'm like yeah but
37:54
i don't buy it
37:56

i don't know is there anybody in your
37:58
company who has experience delivering a
38:00
product at scale
38:01
manufacturing a product at scale um
38:04
yeah i mean we have uh we have uh
38:07
a factory guys who's in charge of the
38:09
the factory and uh
38:11
you know but really i mean we don't have
38:14
anyone with it with a fancy resume
38:16
and you know i don't necessarily put a
38:18
lot of weight into that and you know
38:20
we're very
38:21
frugal and we're trying to get good
38:22
value um
38:24
i'm not trying to you know uh blow all
38:27
our money
38:28
paying paying a salary for someone who's
38:30
right just for their name
38:32
right that's kind of the point to make
38:33
it look cool for investors to attract
38:35
investors so
38:37
um you know i i i want to get um
38:40

you know fresh people who are uh
38:44
unproven um who are going to work
38:46
incredibly hard
38:47
because they have something to gain and
38:49
uh
38:50
you know i think we're making good
38:51
decisions so far on our on our employees
38:53
and we're building a great core team
38:55
yeah i would say i would say to some
38:57
extent and i hope this isn't offensive
38:58
but
38:59
i think building a car that has to move
39:01
and go 100 miles an hour and corner and
39:03
break and
39:04
there's a whole lot more moving parts in
39:05
a car so
39:07
maybe manufacturing a car is a heck of a
39:09
lot harder than manufacturing
39:11
a 400 square foot casita i mean not to
39:13
say that it's not hard
39:15
i'm just saying right i think you're
39:16
right i i think you know you know
39:18

you got to have the battery management
39:19
system and there's all the
39:21
you know their hvac system really has to
39:24
work well
39:25
because of all the load they put on it
39:27
so all right that's
39:29
that yeah that's that's the joke i've
39:30
said before i've said look this isn't a
39:32
car this is much simpler why has no one
39:34
put this into the mass production yet
39:37
yeah no i i see that um
39:40
in the prospectus there's also this
39:42
technology license that
39:44
some of the technology the patents or
39:46
whatever are licensed from build ip
39:47
which is owned by paolo
39:49
the ceo licensed to boxable the car the
39:52
corporation
39:54
does that license and then it's
39:55
exclusive license but is there a time
39:57
limit on the license
39:59
uh no there's no time limit um paulo's
40:02
background
40:03

is intellectual property licensing so
40:05
for you know the past 30 years or so
40:06
he's
40:07
invented products patented then and then
40:10
licensed or sold those
40:11
patents usually for a royalty fee of you
40:14
know five percent
40:15
so that's just kind of his mo so that's
40:17
how he thinks of things
40:18
and um so he decided to put a one
40:21
percent royalty on the intellectual
40:23
property from boxable
40:25
and then assign those that ip to this
40:27
holding company
40:28
to protect it from uh liability and it
40:32
is uh an exclusive um
40:36
license agreement in in perpetuity
40:38
forever
40:39
it's really just as good as as ownership
40:41
uh
40:42
the holding company can't terminate or
40:44
anything um
40:46
so uh yeah and uh you know
40:50

we thought it was a good idea from the
40:52
protection
40:53
side as well to kind of add a layer of
40:56
insulation to protect those patents
40:58
you know in case something uh you know
41:01
happens to boxable
41:02
okay so i have i have other
41:06
questions that i wrote down but i feel
41:08
like we've covered them so i don't want
41:09
to dig into those anymore i'm i'm really
41:11
impressed with your answers so far to be
41:12
frank so
41:14
i really enjoy it i guess no i um
41:17
like i have questions about like florida
41:19
wind rating but of course that doesn't
41:20
really make sense because i don't think
41:21
you have any plans to ship to florida
41:23
anytime soon right
41:25
uh yeah um we you know are keen on the
41:28
california market at first
41:30
but the product does have really good
41:32
wind ratings because of the
41:34

type of materials we're using
uh for the
41:36
walls
41:37
so um i believe that it's going
to be
41:39
able to withstand
41:40
the worst uh hurricane wind
conditions
41:43
in the country
41:44
which is like miami florida
okay i just
41:46
want to say to the people in
the chat if
41:47
you have specific questions
you want me
41:49
to ask
41:49
i'm going to continue talking to
41:51
gagliano but if i see a good
question
41:53
and i'm not saying every
question is a
41:55
good question but if i see a
good
41:57
question i'll ask it
41:58
but you mentioned the
structure so what
42:01
is it about the structure of a
boxable
42:04
home that makes it so sturdy i
think you
42:06
we're talking to meet kevin you
said for
42:07
earthquakes and
42:09
i know there's something
about a steel
42:10
frame but what it's not just the
steel
42:12

frame what is it that makes it
so sturdy
42:15
um we're using uh laminated
panel
42:19
principles so it's pretty cool
42:22
um basically we lay out the
different
42:25
substrates
42:26
and they are glued together
using a
42:29
polyurethane
42:30
adhesive that creates an
incredibly
42:32
strong
42:33
irreversible bond and then you
just have
42:37
this huge rock
42:38
solid panel so like if you look
at a
42:40
traditional house
42:41
it's held together by by nails
you know
42:44
you look at a traditional
modular house
42:46
when they go down the road it
shakes and
42:48
jiggles and there's
42:49
pretty much all this damage
when it
42:50
arrives um but
42:52
ours you know this this uh
lamination
42:55
technology is amazing and
we've explored
42:57
uh every type of material for
walls
43:01

that we could and just honed
in on the
43:03
best one you know we have the
shipping
43:05
solution which is there and
that'll
43:08
exist you know no matter what
building
43:09
materials we use for the wall
43:11
and then the actual building
materials
43:12
are a whole separate thing
43:15
so we're going through an
incredible
43:16
amount of third-party testing
on that
43:18
it's uh it's wind rating you
know
43:21
transverse loading axial
43:23
loading uh fire resistance
43:26
uh water intrusion uh just
43:29
everything you can imagine so
um you
43:32
know instead of having
43:33
hundreds of little pieces of
wood and
43:35
thousands of nails we have
43:37
uh bigger bigger blocks of
materials
43:39
less total materials
43:41
that are all processed by
43:42
computer-controlled
equipment down to
43:45
precision you know accurate
within a
43:47
millimeter
43:48

sub-components that then assemble
43:51
together rapidly
43:53
on our assembly line and can be
43:55
assembled with unskilled labor
43:57
and because these things all of our
43:59
parts they all just kind of
44:00
clip together and if you put it in
44:01
upside down it's not going to fit
44:03
um so yeah it's pretty cool it's
44:07
basically uh
44:08
we have steel we have a special type of
44:10
ceramic board
44:11
we have uh eps foam uh that makes up the
44:14
core of the wall for the insulation
44:16
uh and that kind of makes the sandwich
44:17
panel and then around the perimeter of
44:19
that panel is a pvc extrusion that
44:21
serves as
44:22
as just like an end cap to the panel and
44:24
a hinge
44:25
so it can fold where it folds and a
44:26
gasket so that it can seal up
44:28
just like a car door and uh you know
44:31

that's
44:31
that's you know our main innovation in
44:34
those building materials in the forest
44:35
walls and ceilings
44:36
and then the rest of the stuff that goes
44:38
inside the building you know
44:39
kitchen cabinets toilets mostly standard
44:42
stuff
44:43
we are uh starting to innovate on that
44:45
side as well
44:46
to try to reduce the cost okay um
44:49
jessica i'm gonna ask your question
44:51
about cybertruck in a minute but um
44:54
you described the structure of the walls
44:56
and uh will bradbury's in the chat he
44:58
has the channel boring revolution
44:59
jessica kirsch is another youtuber and
45:01
she i think she wants one of your
45:03
casitas and uh starbase area okay
45:06
but um that's why that's her sorry her
45:08
cyber truck question is going to lead to
45:10
that

45:10
um but will was talking i was
45:13
communicating with will the other day
45:15
and he mentioned this concept called
45:16
structural
45:17
insulin is it sip structural insulated
45:19
panels
45:20
is that the right term and there is and
45:22
that's
45:23
there is an approach where people build
45:24
those on site
45:27
yeah um so that is those are the
45:29
principles that we're using
45:31
most commonly you'll see osb wood with
45:34
eps foam
45:35
we're not using that we're using
45:36
different stuff but it is still
45:38
structurally insulated panel
45:39
um you know you have these different
45:42
substrates
45:43
with different um characteristics and
45:45
then
45:46
you know you laminate them together and
45:47
you kind of get all the characteristics
45:49

in one so it's it's really amazing stuff
45:52
uh yes that that is done
45:54
in on-site construction uh generally
45:57
it's more expensive um there's a big
45:59
learning curve because it's a different
46:01
way of building it but it's incredibly
46:04
energy efficient so that's why
46:05
it's popular i think that's the main
46:06
reason sips are popular
46:08
for us it was it was different reasons
46:11
you know it was uh
46:14
you know simpler to design it like that
46:17
but um yeah the uh the we we have a lot
46:20
of improvements on the site built sips
46:22
um even on the energy efficiency front
46:24
because a site-built set
46:26
generally has a lumber spline every four
46:29
feet
46:29
where they connect the panels together
46:31
which is not as strong as what we have
46:33
and not as energy efficient as what we
46:34
have
46:35

we don't have those lumber splines our
46:36
whole entire panels are already
46:38
pre-built and laminated in one big
46:40
block and because they don't need to be
46:42
handled by a person on site they can be
46:43
handled by
46:44
equipment in a factory um we could be
46:46
able to simplify that design and improve
46:48
it
46:49
and you also have like maybe there's
46:51
plumbing built into the walls or
46:52
electrical wiring built into the walls
46:54
which means
46:55
if i build an sip home on site i still
46:57
got to put the plumbing and the wiring
46:59
in
47:00
oh yeah you guys know what to do and you
47:02
guys already have that covered
47:04
so just that's that's go ahead
47:07
sorry uh yeah so that's why i don't
47:10
believe in any other
47:11
solution but a factory solution um
47:14
because
47:15

you know there's guys out there doing
47:16
panelized uh solutions where
47:18
they prefab the wall panels and assemble
47:20
them on site but then you're just stuck
47:22
you know still doing site work still
47:24
bringing out the plumber bringing out
47:25
the electrician
47:27
you know we cannot do that in a custom
47:29
manner and the example i use is just
47:31
imagine
47:32
any other product buying it and it comes
47:34
like that imagine you ordered
47:36
a tesla and some guys show up at your
47:38
house with a bunch of
47:39
pieces of metal and welding torches and
47:41
hammers and just start building this
47:42
thing in the driveway and they're
47:43
they're making a noise and they're
47:45
making a mess and they build
47:46
they build the car and it's and it's all
47:49
you know [__] up and
47:50
and uh it took you know six months uh
47:52

that's what they're doing with houses
47:54
you're we're just used to it because
47:55
it's like the normal way to do it but if
47:57
we if we switch cars all of a sudden and
47:59
start building them the way we build
48:00
houses it would seem
48:01
crazy so we've got to move this stuff
48:03
into the factory okay so jessica's
48:05
question i'm going to ask the question
48:07
in a different way if i want to tow
48:13
a casita from your factory to my home
48:19
how much weight towing capacity do i
48:21
need for my vehicle
48:24
um so it weighs 12 000 pounds
48:27
so if you have 12 000 pounds you should
48:29
be good there are some
48:30
other considerations as well when
48:32
loading a trailer like um
48:34
tongue weight so um the weight pushing
48:38
down on the hitch um so you know
48:41
really i think we need uh dually pickup
48:43
trucks

48:44
uh with the correct trailering system
48:47
but in theory
48:48
there's a there's a chance that a
48:50
tri-motor cyber truck with 14 000 pound
48:52
towing capacity
48:54
with the right trailer could actually
48:56
pull it off
48:58
i think 100 that truck can can pull this
49:02
unit um we would just need the trailer
49:04
system that we have in the works that
49:06
gives that zero you know push down
49:09
tongue weight
49:10
um but yeah so there you go jessica you
49:13
need a tri-motor
49:15
and then you'd be able to make it happen
49:16
oh she says is that is that
49:19
is that the weight limit that they're
49:20
going for 14 000 the the
49:22
the single motor is a 7 000 pound towing
49:25
capacity the dual motor is a 10 000
49:27
pound towing capacity and the tri-motor
49:29
is supposed to be a 14 000 pound toy

49:30
capacity yeah
49:32
love it that's just what we need that's
49:34
just enough
49:35
so jessica says she needs the ability to
49:37
tow a boxable away
49:39
should a hurricane roll into the
49:40
starbase vicinity jessica i think that's
49:42
incorrect
49:43
i think you need to build your
49:44
foundation high enough
49:46
that the boxable won't get flooded and
49:49
then
49:49
leave it there it'll survive the
49:51
hurricane it's wind rated
49:52
right yeah it's also pretty water
49:56
resistant too because we're not using
49:57
the sheetrock in the interior and we
49:59
have
49:59
very little common lumber that can
50:03
rot so i think that if our units get
50:06
flooded
50:06
they dry out and they'll for the most
50:08
part be good to go
50:10
so i'm just going to address this
50:12

because i knew this was coming
50:14
everyone is asking about elon and his
50:16
boxable and i just want to say
50:18
i've seen you interviewed twice before
50:20
your answer was no comment so i'm not
50:21
asking you about elon
50:23
okay i saw kevin kevin danced around it
50:26
like two or three times trying to get an
50:28
answer for you
50:28
i'm not even if you have something you
50:30
want to say i'll let you say it but i'm
50:31
not going to ask you and i've got other
50:33
things to ask you so yeah thank you i i
50:36
needed to steer clear of that
50:38
okay now um so yeah
50:41
so doge army asks and i think this is
50:43
related to jessica's question i think
50:45
the answer to this is no but i'll let
50:46
you answer it
50:47
can the house be picked up and moved to
50:49
another location easily after it's been
50:51
set up i think
50:52

once the house has been set up there was
50:53
a lot of work done to set it up in
50:55
its location it's not so easy to undo
50:57
all that right
50:58
um so uh you know the units we have we
51:02
pack them and unpack them and take them
51:03
all over the place
51:04
and that's totally possible with our
51:06
system it just depends
51:08
on you know what you're going to do with
51:09
it when you set it up are you going to
51:11
start modifying it are you going to
51:13
build a deck are you going to build a
51:14
foundation
51:14
if if you're going to do stuff that you
51:16
know costs a lot of money to
51:18
to modify it or build a foundation do
51:20
you want to pick it up later and take it
51:21
away
51:22
no but you know that's totally
51:25
should be easy to do with our system if
51:27
you plan ahead and you say you know what
51:28

i'm just going to unload
51:29
unfold this thing in my backyard plug in
51:31
a hose plug in an extension cord
51:33
and that's it i'm not going to get a
51:34
permit because i don't care uh
51:36
and then and then they come back and
51:38
bust you for it and then you just fold
51:40
it up and take it away
51:42
one thing we're exploring is
51:45
permanently fixing these to a trailer
51:48
and
51:48
certifying them under the rv laws which
51:51
uh would help people circumvent a lot of
51:53
those requirements because then
51:55
you know a lot of places will allow an
51:56
rv uh in which case you don't need a
51:59
foundation you don't need
52:00
utilities hookups and there's some
52:02
pretty cool financing options
52:04
for uh rvs which is uh 25-year
52:07
credit check only type financing so we
52:10
think that's going to be a great
52:11
you know path for this product but a

52:14
little bit down the line
52:15
and then would you maybe do like an
52:16
incinerator toilet or some other kind of
52:18
system for disposing of waste
52:22
yeah um you know the off-grid stuff
52:25
is going to be really cool when we get
52:26
there we'll eventually do an off-grid
52:28
model hopefully
52:29
that'll be uh for a big customer like
52:32
maybe fema or something where they need
52:33
an off-grid solution but yeah we could
52:36
throw solar panels on we could throw the
52:37
special toilet on or whatever else
52:39
but that's probably i mean my
52:41
understanding is this year you're
52:42
working on getting the casitas to the
52:44
dod
52:45
we we just need we need to focus on the
52:47
basics right now
52:48
um there's a million different paths we
52:51
could go down and we will
52:52
um but right now we're just the goal is

52:54
to just get this factory turned on and
52:56
start
52:56
putting out houses and refine it from
52:58
there okay and uh
52:59
sorry but then you get the dod contract
53:02
done and then you're gonna start
53:04
delivering to consumers hopefully in
53:05
2022 am i in the ballpark of correct
53:08
yeah that's the plan and i think that as
53:10
soon as a few houses start coming off
53:12
the assembly line
53:13
we'll have a better idea of what the um
53:16
the factory output you know schedule
53:18
might be and then we'll probably start
53:19
reaching out to people
53:21
to get started on next steps because
53:23
there's a significant amount of
53:24
preparation involved in buying our
53:25
product you know it's not just a little
53:27
widget you can go buy at the store
53:29
right so somebody asked this question
53:31

suppose somebody buys a casita
53:33
in the early days is the first casita
53:36
that they buy
53:38
set up so that you could stack another
53:39
one on top are they built that way like
53:42
like right out right of the get-go or is
53:43
that really you'd have to order one
53:45
that's designed to be stacked
53:47
yeah they're all rated now to go
53:49
multi-story uh
53:50
we'll find out how many stores we can go
53:53
um
53:54
the last version we we got three stories
53:56
kind of approval based on the testing
53:58
and we've made a few tweaks to to
54:00
hopefully make it stronger and once we
54:01
go through that testing again
54:03
we'll know what it can do but yeah i
54:05
mean we've stacked them already there's
54:07
a video i think on youtube of it
54:09
um there's a question i wouldn't have
54:11
thought of this question but i kind of
54:12

like it
54:13
the factory space that you have is it
54:15
leased or is it bought is it if it's a
54:17
lease how long is the lease what's the
54:19
status of that
54:21
yeah so it's a brand new construction
54:23
with i think a five-year
54:25
lease uh full custom ti
54:28
tenant improvement fit out we don't plan
54:31
to stay there forever because we plan to
54:33
be successful and grow into something
54:36
ten times bigger
54:38
and is is supercar systems using the
54:39
same space
54:41
somebody said this i don't know where
54:42
you got it yeah so that's that's my
54:43
dad's uh kind of side project so
54:46
boxable as the the tenant is subleasing
54:48
a little corner of that building
54:50
um to paolo okay
54:55
jessica wants to know if you will ship
54:56
to south texas i think the answer to
54:58
that is eventually but not yet
55:00
am i am i close to correct once we're
55:03
producing these things we'll we'll ship
55:04
them anywhere you want them
55:05
yeah i think i i definitely think i'm
55:08
i'm detecting there's a lot of
55:09
excitement
55:10
among a lot of people that they want to
55:12
see this happen i
55:13
i kind of wonder in the end i mean let
55:15
me turn this back to
55:17
you say it's a 50 000 thing but we know
55:20
it's like from from you talking to kevin
55:22
i think with the raw materials cost
55:24
going up it's going to be more than 50
55:26
000 the dod price is 60 000
55:29
but you know when you added everything
55:30
that has to be done
55:32
at the site to install it are we are we
55:35
talking closer to a hundred thousand
55:36
dollars for a lot of these things
55:39
uh oh yeah the the the site install
55:41
costs are you know not to be
55:43
overlooked so that that can range
55:46
dramatically
55:47
based on the site location is it
55:49
difficult to access
55:51
what is the deal with the local
55:52
permitting is the local government
55:54
going to really rip you off and beat you
55:56
up are they going to make it easy for
55:58
you
55:59
how are our utilities already
56:02
established on your lot
56:03
how easy are they to connect um the
56:06
foundation type you need
56:08
so yeah you know what we're providing
56:10
isn't necessarily like a final
56:11
ready to do turnkey thing it's it's a
56:14
building
56:15
material kind of where we're providing
56:18
uh this this
56:18
building material that you know people
56:20
use to to complete the house with and
56:22
and it takes a lot of the headache out
56:24
of there it takes a lot of the time
56:26
out of there um but you know even if it
56:29

was
56:30
total cost like 150 200 000 i mean
56:34
i mean this is the reality in california
56:36
of what they're dealing with
56:37
um although i think i think we're going
56:39
to have a price so low
56:40
one day that no one can ignore boxable
56:43
that it's competitive
56:44
all around the country let's go there
56:46
what's your dream where what does it end
56:48
up costing
56:49
five years from now you've everything's
56:51
gone right let's
56:52
i realize that when you go along the way
56:54
you always hit bumps in the road elon
56:56
always has these dreams for solar roofs
56:58
going to be cost competitive with
56:59
premium roofs and i can tell you so far
57:01
tesla has failed to deliver on that
57:03
i'm going to make a video about that
57:05
soon but supposing everything goes well
57:08
um where do you see that going

57:12
how low could a casita cost if
57:14
everything went great
57:16
oh i don't know about that but but you
57:18
know my dream is that we have a
57:21
you know a million square feet out here
57:24
in the desert you know 100 acres
57:26
we're cranking out room modules uh
57:29
putting them in inventory
57:30
people can go online use a configurator
57:33
to stack and connect room modules
57:35
build their own custom house click order
57:38
and it arrives
57:39
next day on their job site and it is
57:42
uh not only a higher rated higher
57:45
quality product than what
57:46
they can get but also a lower cost than
57:49
what
57:50
what they can get and i think that's all
57:52
you know totally achievable it's it's a
57:54
big
57:55
it's a big undertaking but it's it seems
57:57
uh
57:58

pretty reasonable to me you know it's
58:00
just it's going to be a lot of work to
58:02
get there
58:02
um there's a question about the
58:04
regulation d offering that i kind of
58:05
like and i don't i'm not sure i even
58:07
know how you answer this question but
58:08
is there a time window on the regulation
58:10
d offering where it closes at a certain
58:12
point
58:15
we don't have one planned right now um
58:18
we will probably close it in the future
58:20
but for now it's just going to stay open
58:22
it's not a fixed state it's like when we
58:24
raise enough money
58:26
yeah it's something along those lines
58:27
whatever whatever i feel like yes i i
58:29
when we feel comfortable that you know
58:31
we have enough money to to
58:33
execute we'll probably stop accepting
58:36
funds or something at some point
58:37

and i'm really sure i don't
understand
58:38
this question so because i read the
58:40
regulation
58:41
document but maybe i didn't read it
58:42
carefully enough david asks how is the
58:44
share price in the regulation d
58:46
calculated what is it it i didn't see
58:48
that there was a share price
58:50
that i missed so yeah so it's a bit
58:53
confusing and
58:54
you know unfortunately there's a lot of
58:56
regulation around
58:57
it um and i'll probably yell that for
59:00
even like talking in this detail about
59:03
securities offerings but that reg d
59:06
is a convertible note that converts to
59:09
stock
59:11
when the reg a offering is qualified so
59:13
um
59:16
that share price um
59:19
um should hopefully be uh of that
59:22
convertible note uh
59:23
79 cents times the discount amount so

59:26
the discount is from 10 to 30
59:29
so um you know based on the dollar
59:32
amount that you invest
59:33
you'll end up that convertible note will
59:34
convert to a share price
59:36
around 70 cents or so for those who
59:38
didn't see it and the larger
59:40
the smaller investors in the regulation
59:42
d round
59:43
when there's a conversion they get a 10
59:45
discount on the share price on the
59:47
they get the shares with a 10 discount
59:50
the
59:51
there's another level where you get a 20
59:53
discount on the highest level investors
59:54
get a 30
59:55
discount so let's see
59:58
boxable food truck trailer i don't know
60:00
if i see that do you see that as an
60:02
application doing boxable as a food
60:03
truck
60:06
on a trailer you know i think i think
60:07

i've people have been emailing us for a
60:10
year with every single
60:11
use case you could possibly imagine and
60:13
i'm sure there'll be
60:14
all kinds of stuff for it okay jkemo
60:17
asks can you still invest i think there
60:19
were
60:19
there were two ways of investing there
60:20
was the crowdfunding round and there's
60:22
the regulation d is the crowdfunding
60:24
round closed
60:26
uh yes but get on the wait list and then
60:28
you'll just be first in line
60:30
okay and then the the the regulation d
60:33
and
60:34
uh offering is still open if you go to
60:35
boxable.com there's a
60:37
i think there's an invest button right
60:40
yeah
60:41
exactly just just go to the invest
60:42
button and uh you're just going to
60:44
follow the steps there and read through
60:45
everything and people can

60:47
see what's going on but yeah
people can
60:49
definitely still invest we haven't
60:50
really
60:51
uh raised any money from
institutions
60:53
it's all being
60:54
individual investors yeah it's
funny
60:56
will bradbury asks
60:58
i don't know if he's kidding or
not he
61:00
asks have you considered
going public
61:02
via a spec
61:03
and my guess is i would
phrase the
61:06
question differently there's
these facts
61:07
out there
61:08
are any of them like calling you
61:12
are you or maybe you can't
even talk
61:13
about that i don't even know
61:16
um you know i i'd rather not
talk too
61:19
much about the security stuff
because
61:21
you know i'm just really scared
that i'm
61:23
going to say something i'm not
supposed
61:25
to say
61:25
uh while we have this uh
offering and
61:29

the sec and all that kind of
stuff elon
61:32
musk fans totally understand
being
61:34
careful with the effie with the
sec
61:35
oh yeah this was a question i
love this
61:37
question your hvac solution i
believe is
61:40
a mini split
61:42
yeah have you looked at heat
pumps is
61:44
that an option because tesla
61:45
has been talking about doing
an hvac
61:47
system with heat pump
61:49
is it mini split is a heat pump
yeah
61:51
yeah so basically it's an ac unit
61:54
uh when it's air conditioning
it's air
61:56
conditioning and when it's heat
pump it
61:57
just kind of goes in reverse
61:59
okay and so that unit heats
and cools
62:02
all right so
62:03
you know are you aware that
tesla's been
62:05
talking about coming out with
a heat
62:06
pump based
62:07
uh hvac product i think relying
on the
62:10
heat pump that they use in the
tesla
62:11

model y
62:13
yeah i've heard that i'm not
familiar
62:15
with what the actual
innovation is there
62:17
i'd love to take a look
62:18
um the mini splits are great
they are uh
62:21
more energy efficient they're
more
62:22
sanitary
62:23
and they're more compact so
that's why
62:24
we picked them and my
impression and i
62:27
could be wrong about this is
many splits
62:28
work really well for smaller
spaces
62:31
but maybe they're not good for
really
62:32
large spaces and that maybe
that's why
62:33
they're called the mini split or
62:35
because like we have one in
my house
62:36
actually we the
62:38
the previous owner uh had a
room where
62:42
he i think he had a lot of
computer
62:43
equipment and he installed a
mini split
62:44
to keep that room cool
62:47
so i actually have one and i it it
does
62:50
a pretty good job of cooling
62:52

um but is it is it is there a reason why
62:55
we're not all using mini splits on our
62:56
large homes
62:58
um maybe it's because uh you know people
63:02
are set in their ways i think that's the
63:04
reason for a lot of
63:06
why we do things in construction i know
63:07
those units are much more popular
63:09
overseas in other countries and they
63:11
haven't caught on as much in the u.s
63:13
um maybe it is ends up more cost
63:15
effective to do the ducting
63:17
because with the mini split you're going
63:19
to have a blower basically in
63:21
in almost every room so uh not really
63:24
sure but you know
63:25
there's some nice solutions out there
63:26
and we'll just keep exploring them
63:28
okay so i think
63:32
i don't see any new questions and i feel
63:35
like i've taken up a lot of your time
63:38
um so has boxable partnered with a solar

63:41
provider i think
63:42
you've that's like right now you're just
63:44
doing the basic thing and solar might
63:46
it's something that you can do but it's
63:48
not something you're focusing on yet
63:49
right
63:50
exactly yeah we're a little too early to
63:53
think about solar integration we have to
63:55
just get the houses out first
63:56
i'm telling you i'm looking at this chat
63:58
and people people love your concept this
64:00
mature date says boxable micro brewery i
64:02
think that's probably a bit of a stretch
64:06
oh admiral medjay asked this question i
64:08
think this is off
64:09
uh this is a little premature but when
64:12
does he think
64:12
automation of his assembly line will be
64:14
completed i think the short-term plan is
64:16
it's not going to be automated
64:18
for now and and then you're you're going
64:20

to be figuring out how do we automate
64:21
this once you get going
64:23
yeah to start we have two things one is
64:26
the fact that all the raws are processed
64:28
by
64:28
cnc equipment which is automation and
64:30
then we're also going to do
64:32
early on the actual panel assembly using
64:35
the robot arms uh and then after that
64:38
we'll have to really you know get very
64:41
detailed into
64:42
full you know custom automation because
64:45
um
64:45
you know there's nothing off the shelf
64:48
that you can do with automation
64:49
for the kind of thing we're doing so i
64:52
think that
64:52
full automation is is really the next
64:54
step after this
64:56
okay what about um people are asking
64:58
about powerwall
64:59
um you know battery backup for the home
65:02
um

65:03
my guess would be since it's gonna be an

65:05
accessory building to the main home

65:07
if you were doing battery backup you

65:08
would probably do it on the main home

65:09
and

65:10
the bot was the idea that the boxable

65:12
will feed off the the main home

65:15
yeah you know our units are just the rim

65:18
module

65:18
ready to be connected to power and that

65:21
means whatever

65:22
the customer wants to do they want to

65:23
connect to the grid they can if they

65:24
want to connect it to the main house

65:26
that has a battery in there they can if

65:27
they want to put their own battery on

65:29
the on the

65:29
box pool they can uh we're just we're

65:32
just uh

65:33
you know leaving that up to to the the

65:35
customer do you know

65:36
would a power wall have enough peak

65:40
kilowatts or peak wattage whatever to

65:43
get the mini split running i know with

65:44
with like a

65:45
a typical like the the air conditioners

65:47
on my house but like a 3500 i forget

65:49
what you call these things

65:50
um you need to have a certain if you

65:53
have a generator you need to have a

65:54
certain peak load to be able to get the

65:56
air conditioner up and running there's

65:57
like a

65:58
there's a challenge to get a regular air

66:00
conditioner up and running are mini

66:01
splits

66:01
like that as well or is that not it's

66:03
not the same thing

66:05
um well the the way that uh

66:08
mini split actually cools is the same as

66:10
a regular ac

66:11
um but i believe we've done the

66:14
calculations and

66:15
you know putting solar on our roof

66:17
should be more than enough to

66:19
power the unit you know just based on

66:21
like the square footage of the roof

66:22
uh but i don't really know too much

66:25
about those

66:25
solar numbers now i got boxable

66:28
franchise restaurant

66:29
people have a lot of do you feel do you

66:31
feel like this happens a lot you talk to

66:33
people what you're doing and everybody

66:34
has ideas for how they could use this

66:36
exactly and it's a it's a big compliment

66:38
to us because you know they want to be a

66:40
customer and they like the product and

66:42
they're telling us what they're going to

66:43
do with it and you know just

66:45
really an incredibly large market here

66:46
because there's incredible amount of use

66:48
cases for this product

66:50
when did you get when did you realize

66:51
you had something i mean

66:53
i i like you you probably had an idea

66:56
like this is
66:56
this is a kind of cool idea let's pursue
66:58
this and then at some point
67:00
you talked to some people and you said
67:01
wait a minute people like this more than
67:03
i expected or
67:04
did you have any kind of moments like
67:06
that well you know that kind of keeps
67:08
happening
67:09
but uh back back in the beginning um
67:12
early on when we got invited to this
67:14
builder show
67:15
right around that time the first builder
67:17
show and i decided to move
67:18
from california to vegas to pursue this
67:21
full-time
67:22
and that was the point where i made the
67:24
decision and said you know this is the
67:26
this is a huge opportunity here and i
67:28
can't think of anything else bigger
67:30
and will people will people be able to
67:32
buy them with bitcoin or dogecoin is

67:35
that something you've
67:35
i know you're a crypto guy in your past
67:38
at least
67:39
and elon got in a lot of trouble for his
67:42
bitcoin has gotten a lot of heat for his
67:43
bitcoin positions
67:44
what do you think about people uh using
67:47
bitcoin or dogecoin or some other crypto
67:49
to buy
67:50
uh boxable home
67:54
yeah i love crypto i've operated at
67:56
money service business before this and
67:58
we will 100 be accepting uh crypto
68:01
and um you know i think the plan is that
68:04
if we accept
68:05
uh bitcoin we're not going to convert it
68:07
we're going to keep it as
68:08
bitcoin um you know i believe in that
68:11
i've i had a bitcoin business starting
68:13
in
68:14
2013 2013 or so so uh
68:17
love bitcoin yeah i i i i love telling
68:21

the story i accidentally made like
68:23
thirty thousand dollars in bitcoin
68:24
because i meant to sell it and i forgot
68:26
nice so so um
68:31
katie asks what i think is i think this
68:33
is actually dusty operating under
68:34
katie's account says why
68:36
boxable versus other tiny home builders
68:38
we've talked about
68:40
modular homes like other other factory
68:43
built homes but there's also this
68:44
concept of tiny homes and a casita is a
68:47
fairly small
68:48
structure i don't know that much i know
68:52
there's this whole
68:53
field of tiny homes and i feel like it's
68:54
a big mess and there's all these
68:56
different approaches to it
68:57
do you have a sense of how this compares
68:59
to the different kinds of tiny homes
69:00
that are out there
69:02
uh yeah i mean
69:06

we we i think i think we're way ahead of
69:09
all these guys for you know for a number
69:10
of reasons and a lot of them have been
69:12
mentioned on this call you know the goal
69:14
is really to lower the cost and
69:15
one of the problems with the tiny homes
69:17
is you know they've compromised
69:19
uh whereas we haven't so in order to fit
69:21
the shipping dimensions
69:23
those are eight foot wide houses you
69:26
know
69:27
a an eight foot wide house is not going
69:29
to ever be a huge market size because
69:30
not everyone's going to want to live in
69:31
that
69:32
you know that the ceiling height might
69:34
be low there might be other
69:36
compromises in there as well and they're
69:38
not cheap either those those tiny homes
69:40
but they have a niche a niche place in
69:41
the market uh box was trying to provide
69:44
a

69:44
solution for everything well i mean we
69:47
talked about stick built
69:49
it would seem to me that a stick built
69:50
400 square foot home
69:52
wouldn't cost that much am i wrong
69:56
or maybe i am wrong get a quote in
69:58
california it's going to cost
70:00
an incredible amount several hundred
70:01
thousand i think um
70:04
it's crazy okay it's totally crazy there
70:07
all right so i i think we're good
70:08
and you don't have plans tomorrow i mean
70:10
i think i feel like you're still
70:12
early yet somebody said about marketing
70:14
through home depot i think it's like
70:16
i feel like this with tesla too people
70:17
want test abilities like look
70:19
they got to make more vehicles they got
70:20
to make more batteries they got more
70:21
more vehicles
70:22
you got to get your production down you
70:24
got to get this dod contract done you
70:26

got to scale
70:27
um and worrying about marketing or
70:29
partnering with home depot or something
70:30
is like we can worry about that next
70:31
year am i am i in the ballpark of
70:33
correct there
70:35
yeah totally right we've got a lot of
70:36
work to do um paulo does have some
70:39
experience with home depot he's had some
70:41
pretty big products selling in there so
70:43
we've thought about it a little bit but
70:45
you know you're right
70:46
it's too early i mean to even to even
70:47
put one boxable in every home depot
70:50
parking lot
70:51
would be you know incredible amount of
70:53
of uh
70:54
manufacturing at this point you know
70:56
right and it would it would be great
70:57
branding though which somebody else
70:59
asked about so okay
71:00
so i want to you've given me way more

71:02
time than i deserve
71:04
um and i want to appreciate
um
71:07
james leverage i think the
answer to
71:08
your question is the securities
and
71:09
exchange commission
71:10
so you can guess what the
question might
71:13
have been or
71:14
whatever you can check the
chat later so
71:16
uh galliano i want to thank
galiano
71:18
tiramani i want to thank you
very much
71:19
for coming on the channel
71:21
i'm going to let galiano go and
i'll

71:24
stay on the live stream
71:25
to uh see if there's any other
questions
71:27
for me and i'll probably close
the the
71:29
live stream fairly soon so
71:31
thank you very much for what
you're
71:32
doing really appreciate it i
hope if i
71:33
get out to vegas to see the
boring
71:35
company tunnel system again
71:36
you guys have a factory i can
come look
71:38
at and i can make a video
about that
71:40
is that i'm not asking you for a
71:41
commitment does it sound like
something

71:43
you'd be interested in
71:44
100 would love to have you do
a factory
71:47
tour just let me know and
appreciate
71:49
uh being on your show please
uh anyone
71:52
who's interested go to our
website
71:53
boxable.com check out
youtube
71:55
instagram there's a whole lot
of action
71:58
on there and we're going to
continue to
71:59
post updates as we build this
factory
72:01
thank you for what you're
doing thanks
72:03
guys have a good day

Elon Musk living in a Boxabl House? | Confronting the CEO of Boxabl

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BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:00
hey everyone me kevin here welcome back
00:02
to another episode of the meet kevin
00:04
show
00:04
today we are confronting the ceo of
00:07
unboxable because there
00:09
are first of all some rumors that maybe
00:11
elon musk is living in one but most
00:12
importantly we gotta know
00:14
what the heck is boxable what can it do
00:16
for our society
00:17
and also very importantly many of you
00:19
know that i'm running for governor in
00:20
california and i want to know
00:21
what can it do to help lower maybe or or
00:23
create lower more
00:25
cost-effective housing solutions for
00:27
folks in california so with that sound
00:30
welcome aboard galley who is in the
00:32
factory for boxable
00:34
welcome aboard
00:40
so much for having me on the show
00:45

hope you can hear me there my name is
00:47
galiana one of the boxable founders
00:49
and i am here in north las vegas in our
00:51
brand new factory
00:53
that is just uh in the finishing stages
00:55
of getting it set up right now
00:58
why did you build your factory in vegas
01:00
and not in california
01:04
well i think you might know the answer
01:06
to this but
01:07
uh we didn't want the regulatory burdens
01:10
and high taxes
01:12
of california however we did want to
01:14
supply houses
01:15
to california so i thought you know
01:17
nevada's a great state
01:18
right nearby business friendly climates
01:22
and uh just a quick truck ride away to
01:25
drop off houses in california
01:27
how much longer would it do you think
01:30
have taken for you to set up your
01:32
new facility here in california the way
01:34
things are now

01:35
compared to vegas i mean how are they
01:36
treating you out there how to be
01:38
different timing wise
01:41
well uh here in vegas we have uh you
01:43
know no no income tax
01:45
we also got another tax abatement from
01:47
the state i believe
01:48
there are uh plenty of brand new
01:51
warehouse developments like this one
01:53
available for us to to choose from
01:56
and uh i don't know how much longer it
01:58
would have taken but i would assume it
01:59
would have taken longer because i used
02:00
to live
02:01
and work in california also
02:04
gotcha now what about so tell me you've
02:07
got this
02:07
product it's basically a manufactured
02:10
home which is very different from
02:12
what we're also seeing in the real
02:14
estate space now which is
02:16
uh 3d printed homes so you're thinking

02:18
of kind of taking this style of and this
02:22
this is something i always have to
02:23
explain to folks as a real estate broker
02:26
mobile homes are manufactured but they
02:29
got wheels
02:30
manufactured homes are made in a
02:32
manufacturing like mobile homes but
02:34
they're designed to be permanent
02:36
installations what is is that a good
02:38
characterization
02:40
and and what what specifically are you
02:42
doing that's different from all the
02:43
other manufactured homes that do exist
02:48
yeah i think the difference you're
02:49
talking about is between uh
02:51
hud manufactured housing which is a 50
02:53
state federal program
02:55
and then the modular state by state
02:57
program so those modular programs
03:00
are looked at really no different than
03:03
sight build housing
03:04

and their purpose is to have a house
03:07
that is permanently affixed to the
03:09
foundation so uh here at boxable we're
03:12
doing
03:12
a lot of things that are very different
03:14
uh pretty much everything is very
03:16
different
03:16
uh so the the houses that we're building
03:18
here the room modules that we're
03:20
building here
03:21
uh all new building materials we totally
03:23
threw away the traditional
03:25
construction methods that are common in
03:27
north america
03:28
we have this amazing shipping solution
03:30
which she just showed there
03:32
where these large 20-foot houses fold up
03:34
to eight feet so that they can ship
03:36
highway illegal and that shipping
03:38
solution was so important we needed that
03:40
before we could do anything else
03:42
because if it's too big to ship it
03:44

doesn't make sense to build in the
03:45
factory and that's why
03:47
uh most houses are built on site
03:50
i see interesting so you actually
03:52
started with trying to solve the
03:54
transportation of them and that's how
03:56
you've got them to sort of fold up into
03:58
you mentioned uh like eight by eight
04:00
pieces basically and and then you
04:02
almost kind of lego block them together
04:04
or something of that
04:06
effect exactly and our first product
04:09
which is the smallest room module in our
04:10
system fitted out as a studio apartment
04:12
with a kitchen and bathroom
04:14
it will shut the site on there you go
04:17
shipped to site
04:18
unfold and set up in just a couple hours
04:21
and that's done
04:22
kitchen bathroom it's all in there at
04:24
our factory so we're getting
04:25
all the work done in the factory where
04:28

it can be more
04:29
efficient okay and now you're
04:32
how long have you been working and
04:34
designing this
04:35
uh like how long into this are you and
04:38
uh are people buying these yet is it too
04:40
early can i buy one tomorrow where do we
04:42
stand
04:44
so we just started uh back in 2017
04:47
with this idea um kept working on it
04:50
kept getting better and better product
04:52
kept getting better traction kept
04:53
getting better
04:54
more and more people were interested
04:56
until it kind of became a viral
04:58
sensation
04:59
and now we just have an incredible
05:01
amount of resources
05:02
an incredible uh customer list and we're
05:04
just getting started here
05:06
we haven't really uh uh produced many
05:09
houses
05:10
until now and this is our first uh
05:12

assembly line
05:13
mass production facility and hopefully
05:16
uh we'll get it we'll get all moved in
05:18
here in the next month or so
05:19
and then start cranking out thousands of
05:21
houses i understand so you you've got
05:24
concept that you started working on in
05:25
2017 now
05:27
before that uh correct me if i'm wrong
05:29
here but you you were doing something
05:31
with crypto
05:32
and and crypto atms and i'm not trying
05:34
to like i
05:35
i don't know enough about the history i
05:36
just heard something about that so i'd
05:38
rather you explain it than me butcher it
05:43
yeah yeah and um you know we started
05:45
developing this
05:46
uh initially with that shipping solution
05:48
in mind and once we figured that out we
05:50
moved on to other things and that was
05:52
picking different building materials

05:53
that were more compatible with
05:54
mass manufacturing that had better
05:57
energy efficiency had better fire
05:59
ratings
05:59
so you know we spent a long time
06:01
developing this product and now we think
06:03
it can potentially be a game changer
06:05
and we will be able to mass produce
06:07
housing on a scale and at a price
06:09
that has never been done before and you
06:12
know
06:12
the core principle yep
06:16
okay so so i understand you okay so you
06:18
started a concept in 2017
06:20
now now you're you're raising money and
06:23
you're getting this product out
06:24
this um how much money are you raising
06:27
and at what valuation and is your
06:29
funding still open
06:32
yeah so we are raising money on an
06:36
ongoing basis
06:36
um um we've we're targeting a total of

06:40
50 million uh we've brought in to date
06:43
um
06:44
you know maybe 13 14 million
06:47
something like that it's coming in
06:48
pretty quickly we're getting
06:50
a lot of interest yes you can uh still
06:53
invest online just just go to the
06:54
website and
06:55
follow the prompts on there got it got
06:58
it
06:59
so this you're starting your
07:01
manufacturing for this
07:02
in the facility that's behind you your
07:05
vision is to have these
07:06
eventually be assembled uh in in a
07:09
robotic fashion almost kind of like
07:11
vehicles are now i'm curious how are you
07:14
going to
07:14
start with with these and what's the
07:16
time frame for this
07:17
i mean my guess is and this is my guess
07:19
so i'd love for you to clarify
07:21
my guess is this is down the road and
07:24
initially

07:25
this y'all are more traditional maybe
07:28
factory putting these together getting
07:30
them shipped out
07:31
and starting to narrow down your proof
07:33
of concept so to speak
07:34
can you speak to that a little bit how
07:36
are you starting with people machines
07:38
where are they coming from and so on
07:40
oh you're talking about that machine
07:42
right there it's actually right
07:44
here so there you'll see them that
07:47
machine that you just showed in the
07:48
picture there so
07:49
pretty cool um we we are starting with a
07:52
more
07:54
little process although with the
07:56
intention of integrating
08:03
i think i lost you there for a second
08:04
can you still hear me yeah that's all
08:05
right
08:06
with the intention of integrating
08:07
machines right
08:10

yeah so we've re-engineered the product
08:12
and picked different materials
08:14
uh and methods that we think are more
08:15
compatible with automation however we're
08:17
trying to start
08:18
smart um this is all a new concept so we
08:21
didn't want to go in there
08:22
and go too crazy with the automation
08:25
we're starting with more of a manual
08:26
process and then once we get that manual
08:27
process dialed in and learn our initial
08:29
lessons
08:30
then we'll start adding in some really
08:31
hardcore automation to eventually
08:33
hopefully have
08:34
a house factory that looks more like a
08:36
modern automobile factory because those
08:37
guys have it figured out
08:39
and frankly it's totally crazy that
08:41
houses aren't being built this way
08:44
yeah i agree with you so i want to know
08:46
that uh okay
08:47

and this makes sense so you're gonna
08:48
start out a little more traditionally
08:49
we'll add the machines in the future
08:51
we'll get to that stage
08:52
so i wanna know uh how many people so
08:55
far
08:55
have said you know what i i want to buy
08:57
this and are they putting deposits down
09:00
are they free reservations what can you
09:02
say about this
09:04
yeah so we initially set up the uh
09:06
reserve a boxable
09:08
uh page on the website to just kind of
09:10
prove demand for the product prove
09:12
interest in it so that when people said
09:14
well is anyone gonna buy this i could
09:15
say yes
09:15
these people and that's kind of blown up
09:18
so now we have
09:19
over 40 000 people on that list um
09:22
2 000 of them have paid a small deposit
09:25
uh and that's just growing
09:26

every day and to put that in perspective
09:28
this factory
09:30
is projected to produce about 3 000
09:32
units per year once we're up and running
09:34
full speed um
09:36
how many units do you think you can get
09:37
out next uh next year in 2022
09:41
well you know not not really sure we'll
09:43
see how it goes we'll see if we run into
09:45
any problems but
09:46
you know we've done a lot of planning
09:48
here so i think we're just going to
09:50
come in here we're going to follow that
09:52
plan we're going to execute and i think
09:53
we'll be able to scale up to that
09:55
full output rate pretty quickly
09:57
hopefully you know towards the end of
09:59
22.
10:00
okay got it uh and then the uh dollar or
10:04
two thousand folks putting down a small
10:05
deposit are they refundable deposits is
10:08
a few hundred dollars or how much are
10:09
they putting down
10:11
yeah so there's two tiers of deposits
10:13
people are putting down it's either 200
10:15
or 1200 and then uh once we get a little
10:18
further along and we have a real
10:19
production schedule and this thing's
10:21
cranking out
10:22
houses then we'll hit them back and say
10:24
here are next steps
10:25
uh i understand your
10:29
expectation for a casita say
10:32
maybe you can give me the details on on
10:34
your initial model how many square feet
10:36
it is but i imagine this is designed
10:38
to be a guest unit in somebody's let's
10:40
say backyard
10:41
like i go for the uh california adu law
10:44
which until 2025 both homeowners and
10:46
investors can can basically apply to get
10:48
an adu
10:49
supposedly within 60 days the cities
10:51
always take longer
10:52
but you're able to put an adu now in the
10:54
backyard of a house or convert a garage
10:56
to one
10:57
so what what is the price and size of
10:59
this and is that an
11:00
audience or market that you're really
11:02
trying to target
11:06
yeah you know uh the grand plan for
11:08
boxable is a building system where we
11:10
mass produce uh different
11:11
sized rim modules with different
11:12
interior configurations that can all
11:14
stack and connect to build
11:16
any building type anything from this
11:17
little casita we're starting with up to
11:19
a thousand unit multi-family that's kind
11:20
of the grand vision
11:21
but we're starting small with the casita
11:24
it's a 20 by 20
11:25
[Music]
11:26
module targeted towards california
11:29
backyards
11:30
it's really a reaction to that law those

11:32
few different laws
11:33
uh opening up accessory dwelling units
11:36
um
11:37
requiring local governments to accept
11:39
them reducing setbacks and all the other
11:41
kind of things they've done to encourage
11:42
these
11:43
adus there's a rapidly growing market in
11:45
california for that so that's what we're
11:46
targeting first
11:48
right this makes sense in california
11:50
it's also profitable
11:52
very profitable to do this now the
11:54
expectations how much is this going to
11:56
cost me from you
11:58
and then after i pay you what are your
12:00
estimates for how much this is going to
12:02
cost me for
12:03
paperwork with the city uh i got to hook
12:05
the thing up to plumbing i got to hook
12:07
it up to the electrical
12:08
which electrical is easier plumbing's a
12:10

disaster but you know i'm sure that that
12:12
can all be costed out
12:16
yeah so initially the idea was to sell
12:18
the casita for 50 000
12:20
however now you know we've kind of run
12:22
into some issues with raw material
12:23
pricing and commodity pricing you know
12:25
lumbers doubles deals triple
12:27
whatever so we're still kind of working
12:29
through that we'll see where the price
12:31
has to land uh at the end of the day
12:33
maybe that maybe these price increases
12:35
are just
12:35
short term due to a bounce back from
12:37
covet and we can come back down
12:39
but we've got a little while to to
12:41
figure that out and then
12:42
the actual install costs are range
12:45
dramatically depending on what you want
12:46
to do
12:47
you have utilities there um how much the
12:50
local permitting cost
12:52

is the site accessible i mean it can be
12:54
anything from 5 000 to
12:56
50 000 so yeah you know at the end of
12:58
the day i believe our product is going
13:00
to be priced lower than anyone's else is
13:02
out there
13:02
because every single builder has to deal
13:05
with the same raw material prices
13:07
but not every single builder has our
13:10
principles here which is
13:11
you know the scale the shipping solution
13:14
the automation the standardization
13:16
uh the bulk purchasing all these
13:18
principles that
13:19
make sense on an assembly line and have
13:21
changed dollar other modern products but
13:23
not housing
13:24
you know the the solution to uh housing
13:27
affordability
13:28
is the factory assembly line it's it's
13:29
the missing piece uh every single other
13:32
product you buy is built on an assembly

13:34
line and as a result
13:35
it is uh you know low cost and high
13:38
quality
13:38
so now we're finally able to apply those
13:40
principles to housing
13:42
as a result of our shipping solution
13:44
yeah now
13:46
that's interesting i mean when i
13:47
initially thought of this i thought
13:49
you'd probably be
13:51
close to that 50k in paperwork and
13:53
plumbing and uh you know digging
13:55
your sewer line trench and
13:56
interconnection fees and all that most
13:58
of that honestly i think this the cities
13:59
are going to make this
14:00
uh potentially a little bit more
14:02
expensive and so
14:04
i think you've got a really good product
14:07
here
14:07
you're going to be selling in a state
14:10
that is so
14:11
fragmented where every single city and
14:14
county has their own

14:16
mood of the day or flavor of the day so
14:18
to speak
14:19
have you started working with any cities
14:21
or or governments in california to see
14:23
what their
14:24
openness or would be to something like
14:26
this
14:28
yeah you know unfortunately in my
14:29
opinion government's a little bit too
14:31
big
14:32
all over the place but uh one benefit
14:35
boxable
14:35
uh one advantage box will gets is we
14:38
will be going through the state modular
14:39
program
14:40
so state modular program means
14:42
everything happens in our factory uh
14:44
traditional building you're going to
14:45
have multiple
14:46
inspections from the local government
14:47
where they're going to come out and look
14:48
at your framing look at your electric

14:50
uh that's the case here because we're
14:52
building in the factory
14:53
so our customer who's the builder gets
14:55
to skip all those interactions get to
14:57
skip all that
14:59
bureaucratic stuff and hopefully you
15:01
know save some
15:02
time and money and additionally we have
15:05
talked to a few cities that are actually
15:06
implementing
15:07
uh some pretty cool adu programs uh for
15:10
example
15:12
the way it works is i i think the city
15:14
will pre-approve
15:15
certain adu models from certain
15:17
companies so that when someone comes in
15:18
to get a building permit
15:19
it's like all right you picked someone
15:22
from this list you're pre-approved
15:23
you're good to go
15:24
and that helps the process to be a
15:25
little bit less burdensome
15:27

um that makes a lot of sense so now when
15:30
you get that hud sticker
15:32
financing is not exactly the easiest uh
15:35
for for adus i don't expect that to be
15:38
that big of an issue though because i
15:40
wouldn't be surprised if most homeowners
15:42
will probably just take out a credit
15:43
line on their actual house uh
15:45
and then pay for for your uh for your
15:47
boxable when you get into larger homes
15:50
uh like uh when you start putting you
15:52
know four or five of these boxes
15:53
together
15:54
where you've got you know sixteen
15:55
hundred to two thousand square feet
15:57
what kind of financing are people going
15:59
to have available to them
16:02
yeah and that's exactly right you know
16:04
if you are putting an
16:05
adu in the backyard of an existing
16:07
property that property's already got a
16:08
mortgage so

16:09
you're going to get a home equity line
16:10
of credit or you might get a refinance
16:12
that's based on making improvements to
16:14
the property
16:14
so there's a number of different loan
16:16
programs that we're looking to integrate
16:18
and then for you know new construction
16:20
uh boxable as the primary residence on
16:22
the property
16:23
uh we think that will integrate into all
16:25
these existing uh
16:26
mortgages once we get all our
16:28
third-party testing data and our modular
16:30
approval
16:31
so we're gonna have a whole line up of
16:32
really sweet uh
16:34
you know vertically integrated uh
16:36
solutions here for people to get
16:37
financing
16:39
now earlier you mentioned that uh you
16:42
know commodity prices were going up and
16:44
this was uh
16:45

you know potentially due to short-term
16:47
inflation regarding covid
16:48
what what materials are you all using i
16:50
mean i don't think you
16:52
you're using lumber but i know you're
16:53
using metals and and
16:55
other features here what are you using
16:57
and how do you insulate these things
16:59
tell me about that
17:01
yeah so um the core principles are a
17:04
laminated panel solution so that means
17:07
we've taken the traditional
17:09
lumber stick framing that you see in all
17:11
the buildings in north america
17:12
and we've thrown that out the window
17:14
we've opted for uh these different
17:16
materials
17:17
and you know whole number of reasons why
17:19
we made that decision
17:21
uh but one of the big ones was we think
17:23
they're just very
17:24
compatible with the factory environment
17:27
so pretty much all of our raw materials

17:28
are processed by
17:29
computer controlled you know cnc cutting
17:32
equipment bending
17:33
um whatever the equipment is down to
17:37
a very accurate sub-component that will
17:40
you know fit together perfectly every
17:44
time
17:44
and you know that's a big difference
17:46
than an employee deciding
17:48
you know where he's going to send the
17:49
next nail into a lumber uh this is going
17:51
to be a real
17:52
uh manufactured product i mean really
17:55
what you're doing is is you're doing the
17:56
ikea model where
17:58
you know you can collapse these things
18:00
to make them extremely shippable
18:01
uh and everything is like you said
18:03
produced with cnc routers it's like here
18:05
we go we're putting these 10 holes here
18:06
they're going in the same spot every
18:08
single time

18:09
and it just works every single time
18:11
you're standardizing parts i think it's
18:13
wonderful i i
18:14
think it's brilliant now you mentioned
18:15
these are laminated
18:17
panels is it like a composite is it is
18:20
it wood
18:20
uh like so so yeah it's
18:24
so essentially it's a composite because
18:25
it's laminated and
18:27
it consists of uh eps foam for the core
18:30
to insulate it which gives it tremendous
18:32
energy efficiency and that's laminated
18:34
to
18:34
a special type of ceramic board concrete
18:37
board steel
18:38
uh and pvc extrusions to create uh
18:41
floor wall and ceilings and then that
18:44
all all those pieces
18:45
come together and the rest is just you
18:47
know standard fit out kitchen
18:49
bathroom and we'll have some smaller
18:50

innovations on those side as well
18:53
got it got it okay so uh now these um
18:59
it means fascinating to me these these
19:00
are all gonna piece together i think
19:01
it's wonderful
19:02
these casitas i've seen in some of your
19:03
marketing using solar panels on these
19:07
to uh to maybe operate the uh
19:10
energy of these you know a lot of adus
19:12
it seems like out here in california
19:14
they're not expected to use a lot of
19:15
power i mean we're thinking maybe you
19:17
know 20 to
19:18
60 a month for a 400 square foot room
19:22
do we really need solar panels on those
19:24
is solar panels
19:25
you know for for the bigger projects or
19:27
what was the thought process there
19:30
yeah i mean solar solar's cool um
19:34
our idea is at first we're just making
19:36
the real module
19:38

utilities connections on the exterior
19:40
where you plug in power plug-in
19:42
water waste so that's all up to the end
19:44
user
19:45
our boxable house is just ready to plug
19:48
in
19:48
to whatever's appropriate uh on site
19:52
and in a lot of cases in california they
19:54
want the net zero energy stuff
19:56
so um you're going to want to connect to
19:58
that but you know you may just have
19:59
power on the main house already you may
20:00
already be generating solar and if
20:02
you're connecting a backyard house into
20:03
it you're just going to plug it in and
20:05
be good to go
20:06
in the future we do have plans for
20:08
off-grid models
20:09
where it would come from our factory
20:11
with the the solar solution or another
20:13
energy solution
20:14
um a water waste solution
20:18

so they could be fully operated but
20:19
that's kind of a different product for
20:20
us that's down the line
20:21
yeah i don't think that's going to be
20:23
your mainstream
20:25
bread and butter maker you know like you
20:28
know some people might buy the off-grid
20:29
one but
20:30
i think you've got a big market in
20:31
california you want to take take
20:33
advantage of uh
20:34
yeah and i think honestly that might be
20:36
something in my opinion that
20:37
could i don't know it feels like it
20:38
could stand in the way a little bit i
20:40
mean solar panels on a place that costs
20:42
50 bucks a month and power is
20:43
is usually not a very good uh
20:46
requirement but the city cities and
20:48
states do these things and i feel like
20:49
that that can artificially actually
20:51
make costs higher for you uh you know

20:54
better off doing a solar fire somewhere
20:55
or
20:56
panels on a big house but aside from
20:58
from that uh
20:59
overall it sounds like the product's
21:01
great for california can you talk a
21:03
little bit about
21:04
the flat roof set up usually flat roofs
21:06
you know there's a lifespan concern
21:08
sometimes with flat roofs
21:09
and then also fires
21:17
yeah so um our product is not
21:19
necessarily a fully finished house it's
21:21
just kind of a
21:22
component uh within a final build so
21:25
we're providing this to builders and
21:28
um developers and they're gonna go and
21:30
put their
21:31
finishing touches on it so part of that
21:32
will probably be a root solution
21:34
where they'll add some type of pitch
21:36
what we're providing is uh
21:38
you know uh insulated uh uh structural

21:41
uh watertight flat roof but that's not
21:44
appropriate in all situations you might
21:46
want to add a roof to
21:48
change the architectural style uh or to
21:50
add more
21:51
um you know snow loading capabilities
21:54
and things like that so
21:55
uh it's all kind of part of the system i
21:58
see okay okay
21:59
so this um if if we go let's see here
22:02
grab a picture here if we go to a
22:04
boxable so what you're saying is
22:06
this this is going to create a really
22:08
good sort of
22:09
you got your frame you could get your
22:11
kitchen and your flooring and your
22:13
bathroom but somebody
22:14
is somebody's still going to want to
22:15
come and like stucco this and then maybe
22:18
put a roof on it so it you know looks
22:20
like a like a cottage style
22:22
roof or or or what was the expectation

22:25
for
22:26
finishing this yeah you wouldn't need a
22:29
stucco or an exterior facade but you
22:32
could certainly add it
22:33
if you wanted to make it look different
22:35
really what you're going to need on site
22:37
is a foundation
22:38
utilities connection and whatever else
22:40
you need for that building you know
22:41
a driveway some some bushes a pool
22:44
whatever you're doing to develop that
22:46
lot
22:46
and then likely some type of roof system
22:48
as well we're also going to provide
22:50
some different roof options for people
22:52
uh but that's just uh
22:54
uh one step that will be completed in
22:55
the field most most of the time
22:58
yeah it seems like you could almost do
23:00
uh uh some sort of metal roof
23:02
that would last quite a long time and
23:03
you have your fire resistance but

23:05
there's a cost aspect to that
23:06
there was even a rumor about uh uh elon
23:09
musk living in one of these tell me
23:11
about that
23:13
well a lot of people have been asking me
23:15
about that and unfortunately
23:17
i have to say uh no comments
23:21
got it got it yeah and sorry i'm sorry i
23:23
can't make it more interesting than that
23:25
it's all right so uh have you been
23:29
approached by any uh
23:30
high profile investors that that uh have
23:33
have said hey you know we don't want to
23:34
be mentioned as as
23:36
uh part of this are you mostly raising
23:37
money from uh smaller investors right
23:39
now
23:41
yeah i mean the main strategy here is
23:43
you know individual investors
23:45
uh almost all the money we've had we've
23:48
raised has just come from
23:49
you know small checks from uh
23:51
individuals we really love that

23:53
strategy we love letting people have
23:55
access to
23:56
you know really place a bet on a cool
23:58
new company at an early stage
24:00
and you know just the the advantages it
24:03
gives
24:04
us to have all these fans out there
24:06
helps us with with marketing
24:08
uh the crowdfunding thing has been
24:10
really amazing for us
24:12
um we did get one guy uh
24:15
who's more of an institutional investor
24:17
is that tim draper
24:18
after we won his uh startup pitch
24:21
competition so that was
24:22
a fun one if anyone wants to check that
24:24
out on youtube
24:26
nice nice that's awesome what uh what
24:28
kind of valuation are you raising funds
24:30
at now
24:31
so the last uh price was i believe
24:35
220 million 226 million um
24:39
on this start engine where we did a reg
24:41

cf for four million dollars and that
24:43
sold out in just uh just 13 days
24:46
got it and so that was your first crowd
24:48
fund round now are you doing a second
24:50
round now
24:52
yeah we have um rounds open
24:55
that are on our website we're just kind
24:57
of working
24:59
with all these various sec rules it's uh
25:02
pretty
25:02
complicated stuff um various you know
25:05
securities exemptions
25:07
so um yeah gotcha gotcha so somebody
25:11
wanted to invest now
25:12
uh is there a particular website they
25:13
would go to now
25:15
yeah just go just go to boxable and
25:17
click the invest button and follow the
25:18
instructions it's uh
25:20
pretty pretty straightforward and um
25:22
yeah
25:23
you can feel free to you know if
25:24
anyone's interested they can always
25:26

email us if
25:28
they have any issues or any questions
25:30
about that we'll reply
25:31
fast yeah now there's there's another
25:34
rumor about
25:35
uh like a boxable coin or like a boxable
25:38
crypto
25:38
have you heard this rumor
25:42
um yeah i have seen a few people mention
25:45
that
25:46
and you know that that may be uh in the
25:49
future
25:50
in one way or another my background is
25:52
actually uh
25:53
with uh crypto stuff so um you know one
25:56
of the
25:57
uh previous businesses i had was uh
25:59
bitcoin
26:00
related business so i'm very familiar
26:02
with all of that
26:03
different stuff and we're totally
26:05
considering it
26:07
one interesting play that might make
26:08
sense for us is to use
26:10
the uh the lending capabilities

26:13
and um use to collateralize the houses
26:17
and lend against them to provide
26:19
financing for our customers so
26:21
uh something like that may be in the
26:23
works pretty soon
26:25
yeah because hud blending is not great
26:28
so
26:28
that is that is interesting if you could
26:30
provide an alternate
26:32
with uh with with crypto that's that's
26:34
fascinating uh
26:35
okay interesting i guess the
26:37
complication with real estate though is
26:39
unlike a crypto token you can't just
26:41
take it away if it falls below
26:43
collateral requirements or something
26:44
like that you know it's a little harder
26:47
when you fix it to a foundation
26:51
ramping your your facility are are you
26:54
looking
26:54
at taking this concept and then
26:57
selling the company to somebody who can
26:59
fulfill the vision
27:01

on your factory floor uh or or is this
27:03
something that your company is wanting
27:05
to
27:05
fulfill you know uh
27:08
we're happy to do whatever makes sense
27:10
uh to have this idea
27:12
succeed uh myself as kind of an
27:14
entrepreneur that starts businesses
27:16
uh my value is in certain areas um
27:20
you know i may not be the best guy you
27:22
know in five years to scale this
27:24
up uh maybe i am um we'll see we'll see
27:27
what makes sense
27:28
i think the plan right now is that um
27:31
you know we'll we'll
27:33
prove things out in this factory uh
27:35
we'll have houses going out we'll be
27:36
selling it'll be working
27:38
and then we'll come back and we'll say
27:39
look we we have a solution here
27:41
we are in fact uh mass producing housing
27:44
at below market rates for construction
27:46

and if that's the case uh this is the
27:48
holy grail and it needs to scale
27:51
around the world to change people's
27:53
lives so you know i'm gonna be
27:54
aggressively
27:56
trying to grow this as fast as i can and
27:58
that's you know reflected in this
28:01
because uh we're going from zero to 170
28:04
000 foot
28:05
factory uh so that's you know pretty big
28:08
start
28:09
and hopefully we'll have a a pretty big
28:11
ride as well
28:13
yeah absolutely so this this material
28:16
this laminated panel that you use it
28:19
it's some kind of
28:20
laminated composite and then maybe a
28:23
layer of foam for the insulation
28:25
uh but then i'm imagining there's some
28:27
kind of metal frame
28:28
with this how how is this going to
28:30
perform in an earthquake
28:35
oh it's uh really rock solid uh
28:38

it's amazing it's tremendously strong
28:41
because
28:42
what you're ending up with by lamenting
28:44
the panel is just one
28:45
rock-solid wall so this is not a wall
28:48
held together
28:50
by nails and sheetrock everything is one
28:53
solid block after you laminate this
28:55
together so it becomes
28:58
and that's why it's rated for high winds
29:00
that's why it will be rated for
29:02
uh earthquakes that's why it makes sense
29:05
for shipping uh one thing we saw when we
29:07
were
29:07
investigating uh modular housing was a
29:10
lot of these houses
29:11
when they arrive they arrive damaged
29:13
because they're building the houses
29:14
using the old methods
29:16
which are not meant to be shipped on a
29:17
highway you know you're meant to build a
29:19
house with sticks
29:20
on site so when they go down the highway

29:22
and they start rattling you end up with
29:23
like
29:24
sheet rock cracking and other damages
29:26
with these modular homes
29:27
so that was one issue we considered and
29:30
our houses are just rock solid we
29:32
actually uh crashed one into a bridge
29:35
and uh it survived uh no one knew
29:39
i imagine that was unintentional
29:43
uh wait for your hud certification
29:46
uh yep we were
29:50
good sorry
29:54
no no you go ahead sorry all right no
29:57
worries
29:57
for your hud certification are they
30:00
going to require you put this on a shake
30:02
table to uh
30:03
to see how the seismic uh you know
30:05
strength is
30:09
yes we're working with mta uh testing
30:13
which is now owned by icc international
30:14
code council that's like probably the

30:16
best
30:16
most well-known building reports so
30:19
we're going through every test you can
30:20
imagine
30:21
uh not even just to prove the product
30:23
but for marketing as well because
30:25
we want to go out there and publish test
30:26
data that says this is better
30:30
than a traditional house on every front
30:32
so we're going to be doing all that
30:34
stuff
30:34
fire test water penetration
30:38
everything you can imagine when do you
30:41
think your
30:41
first sale will be and delivery like
30:44
when it when is the first
30:46
boxable that's not a prototype uh it
30:49
can be sold to a regular customer who
30:51
came off your website not not like uh
30:53
elon musk you know if
31:02
i think i lost you there
31:07
all right
31:11
i think i lost galley on that question

31:14
so
31:14
we'll uh we'll wait for galley here to
31:16
reconnect
31:18
oh there we go i think you're back
31:20
welcome back uh so
31:22
i think you can maybe hopefully hear me
31:23
now so yeah what what are you thinking
31:25
on timing there
31:28
never mind we'll wait for you to fully
31:31
come back okay
31:32
we'll stand by there for a moment so
31:33
well galio i'm sure we'll come back
31:35
in just a moment here so uh yeah folks
31:38
it is very very interesting i think my
31:40
one of the questions that i do have
31:41
coming up is going to be uh
31:43
what what all of the uh other aspects of
31:47
getting ourselves a boxable is going to
31:49
look like so we know we're going to have
31:50
a foundation we know we're going to have
31:52
to have
31:52
an electrical connection we'll have our

31:55
plumbing connection
31:57
what's interesting to me though is also
31:59
it looks like and we're also going to
32:00
probably want to work with a roofer of
32:02
some sort
32:03
uh and so if we work with a roofer uh oh
32:06
here we go let's go and
32:08
there we go welcome back let me remove
32:10
your other one here there we go sorry
32:12
about
32:12
i uh switched over to my phone
32:16
maybe the wi-fi was not working
32:19
you know what this looks great so it
32:21
worked out whatever you did it looks
32:22
great
32:22
so uh yeah i mean aside from
32:26
potentially people testing out your
32:28
prototypes
32:29
uh right now when do we think your your
32:31
first box will
32:33
get delivered to a customer yeah so
32:36
right now uh we are
32:40
have uh you know piling up in the corner

32:42
uh flooring
32:43
uh you know fridges toilets all that
32:46
stuff preparing for our
32:48
first order which is from the federal
32:50
government for military-based housing
32:52
so we're going to be producing that
32:54
order first uh
32:56
hopefully we'll be moving into this
32:57
building in the next uh
33:01
wow military-based housing that that is
33:05
interesting to me
33:06
yeah that uh maybe the military might
33:08
have a contract here uh first
33:10
now usually when we hear uh initial
33:12
contracts they're they're initial
33:14
they're like hey here's uh
33:16
you know here's an order for oh here we
33:18
go hold on one sec let's try this
33:20
there we go uh all right oh welcome back
33:23
uh
33:24
no worries there so military house how
33:27
many did they order from you
33:29
yeah so uh we have an order for 150
33:32

casitas so that'll be our first order
33:34
we'll be working on that for the rest of
33:35
this year
33:36
and uh then hopefully early next year
33:39
opening up to the rest of our waitlist
33:41
and i think that
33:42
as soon as you know we get this assembly
33:45
line fired on and
33:46
houses start rolling off we'll have a
33:47
better idea of our production schedule
33:49
and then we'll uh reach out to our wait
33:51
list to kind of
33:52
start planning for next steps because
33:55
you know from our customer perspective
33:57
this is not a little widget they can go
33:59
by there's a significant amount of you
34:00
know preparation and financing and
34:02
approvals before they before they buy
34:04
the item
34:05
now 150 i mean this is great that's it's
34:08
a wonderful contract what what uh what
34:10
do they have in that

34:10
uh in terms of uh do they get like 10
34:13
first and then they decide to let you
34:15
know about the other 140 or how does
34:16
that work
34:18
oh it's uh it's a done deal we have you
34:21
know purchase orders for 156 houses so
34:24
uh we're gonna make them and we're gonna
34:26
send them out there and uh
34:28
it's pretty good opportunity for us
34:29
really lets us focus on the
34:31
manufacturing
34:32
focused on figuring things out while
34:33
we're starting up
34:35
where are they going to put these do you
34:36
already know uh yeah
34:39
i think it's just uh military-based
34:40
housing oh okay okay so
34:43
somewhere maybe california or whatever
34:45
by base like hey let's try this area
34:47
over here
34:48
for 150 okay okay interesting uh
34:51
and then after that you'll start working
34:53

on your customer list so probably
34:55
uh mid 22 something like that
34:59
yeah yeah i think so okay yeah how do
35:02
you
35:02
see yourself competing against the 3d
35:05
manufacturers who are 3d printing
35:08
uh which is a completely different
35:09
process from what you're using you're
35:12
doing a
35:12
laminated composite wall they're doing a
35:15
3d printed wall
35:17
and then you're both basically finishing
35:18
it the same way
35:21
yeah you know that really just kind of
35:23
seems like a non-starter to me because
35:25
all they get with the 3d printing is
35:27
they get some some concrete walls
35:29
and uh that's just not what a house is
35:31
you know there's a whole lot more work
35:33
um where the costs are gonna explode so
35:36
the secret here
35:37
is get it done in the factory in the

35:40
assembly line
35:41
where it's efficient that's what's going
35:43
to reduce housing costs um you know
35:45
printing
35:46
uh walls out of concrete with some new
35:48
method and then coming back in with all
35:49
those old methods
35:50
you know the plumber's back the roofers
35:52
back the sheetrock or the painter
35:54
everyone's back
35:55
uh it doesn't really get you anywhere
35:56
and i i frankly i just don't
35:58
really understand it um it's cool maybe
36:00
for like some really basic third world
36:02
country
36:03
structures where they're going to let
36:05
them actually live in just a concrete
36:07
bunker with no
36:08
uh finishings yeah but now you you also
36:12
are though i mean where who's going to
36:14
finish all the plumbing on yours
36:16
are you suggesting that your all of your

36:18
plumbing electrical is going to get done
36:19
in your factory as well
36:20
yep 100 everything's finished so that
36:22
means uh
36:24
hvac you know heating cooling uh
36:26
electrical
36:27
uh plumbing everything in the house is
36:29
done and then it's just ready to be
36:31
plugged in
36:31
on the outside so you know everything we
36:33
can possibly figure out how to do here
36:36
we're gonna do it here so when you fold
36:39
these things
36:40
how's that gonna work i mean with with
36:42
plumbing and i mean you'd have to have
36:43
some kind of flexible conduits wherever
36:45
you're you're folding these or do you
36:47
just
36:48
you just have little junction terminals
36:50
in between the walls when you put them
36:51
back together
36:53
yeah so i mean the bulk of of the stuff

36:56
that's within the structure when it's
36:57
finished
36:58
is within the kind of uncompressed
37:00
section so if you take another look at
37:01
the folding
37:02
uh you'll see that yes it folds but not
37:04
all of it folds there's still
37:06
a section about five foot by the length
37:07
of the unit where we can finish stuff in
37:09
the factory
37:10
in this uh unit it's kitchen bathroom uh
37:13
in other units it could be
37:15
uh other things and that includes
37:16
electrical and then where the actual
37:18
walls come together
37:19
there's just a few connectors for
37:21
electric so you're just gonna pop off
37:22
some access panels reach your hand in
37:24
plug it in and then you're good to go
37:27
and yeah exactly so that part where your
37:29
mouse is
37:29
was just at right over there that's

37:31
where everything is
37:32
uh that is finished in the factory and
37:35
then all the empty space is compressed
37:37
because
37:37
you know most houses most buildings are
37:39
mostly empty space
37:40
so we don't want to lose money when
37:42
shipping that i see okay so so really
37:44
what you're trying to do is you're
37:45
creating this horizontal stack
37:47
essentially
37:48
where you're going to have your your
37:49
restroom and or this might be the
37:51
kitchen over here and the restrooms over
37:52
here
37:53
and and the toilet and the shower and
37:55
the
37:56
appliances all of that's able to be in
37:58
this you know potentially five foot wide
38:01
or or six foot wide segment where you've
38:03
got you know i don't know
38:04
three feet for cabinets and two and a
38:06

half feet of walking space or
38:07
something of that essence and uh
38:10
and this basically you said comes
38:12
uncompressed and then over here sure
38:14
maybe you'll have a couple outlets or
38:16
you know receptacle switches whatever on
38:18
the walls
38:19
but you could just easily i mean that's
38:20
that's small little stuff that you could
38:22
just hook up over there
38:24
yeah exactly i i'd walk over and show
38:26
you uh the one we have here but
38:28
i think i i don't want to stray too far
38:31
from my wifi again
38:32
sorry about that no no worries no
38:34
worries it makes sense okay got it
38:36
so yeah i mean that that does simplify
38:38
things now i think the
38:40
interesting thing then becomes how you
38:41
you expand this
38:43
uh into in the future where you get into
38:46
like putting two or three of these

38:47
together
38:48
but then again i guess you that's to be
38:50
determined in the future right now
38:51
you're just working on the 400 square
38:52
footers right
38:54
yeah i mean the system's all planned out
38:55
for those bigger units uh this even this
38:58
factory is
38:58
designed to build bigger units without
39:00
actually moving anything around
39:02
although i think we're going to have our
39:03
hands full with the small units here
39:04
because there's so much demand for those
39:06
but basically it's a it's kind of a grid
39:08
pattern so
39:09
you know it's all laid out we'll end up
39:12
with a 20 by 20 a 20 by 30 20
39:14
by 40 maybe even a 20 by 60 rim module
39:16
and then those can all
39:17
stack and connect you know endless
39:19
different arrangements of those
39:21

and then you can go in and finish them
39:23
off and tweak them you can even do cool
39:25
stuff like
39:26
cut out a wall you know one of our units
39:28
we cut out the entire front wall and put
39:29
in a multi-slide glass door
39:31
so you know very customizable on site
39:34
and that's the cool thing that that
39:35
we've got here is
39:36
we have a standardized mass production
39:39
but we have a custom product in the
39:40
field
39:41
whereas you know trailer homes double
39:42
wide those guys are doing assembly line
39:45
but they just have that same
39:46
product uh with ours we think that we're
39:48
getting the best of both worlds
39:50
you know standardized efficient
39:52
repeatable
39:53
mass production and then custom
39:54
buildings in the field
39:57
okay so now like cutting out a wall and
39:59

putting it this is probably removing a
40:00
wall and putting in a big slide or
40:02
something that's probably something you
40:03
would do in the factory though so you
40:04
have the right headers in and stuff like
40:06
that
40:07
uh we're gonna provide instructions for
40:09
modifying it and that
40:10
contractor should remain within those
40:11
guidelines and
40:13
we're just going to let people you know
40:15
go crazy and do whatever they want to
40:17
these things and we're going to try to
40:18
remain focused on the factory on just
40:20
banging out this uh
40:22
repeatable product and getting really
40:23
good at that and lowering the cost on
40:25
that
40:26
okay okay and now how does your this
40:28
this 400 square foot
40:30
item how does the cost of this compare
40:32
to traditional because like
40:33

if in both cases we've got a foundation
40:37
we got plumbing we got electrical we and
40:40
we got a roof
40:41
there's these are four things both need
40:44
the difference between yours and theirs
40:46
is
40:47
theirs is uh you know me me bolting or
40:50
having the bolts already set on the
40:51
foundation's board
40:52
me throwing two by fours on bolts and or
40:56
two by sixes on bolts
40:57
and framing it out by wood uh with wood
41:00
and then yours is done in the factory
41:01
what's the cost difference like have you
41:03
done comparison estimates on those i
41:05
mean can i frame out
41:06
how you know 400 square footer like a
41:08
garage can i do the framing for
41:09
20 grand or have you looked into that
41:13
i don't think anyone can come close to
41:15
our price especially in california
41:18
um to start off you know i've looked at

41:20
every other factory built
41:22
uh modular uh company out there
41:25
prices are all crazy i mean you you try
41:27
to get a factory built room module in
41:29
california
41:30
uh same size as ours it's gonna be 150
41:33
000
41:33
just for the room module not including
41:35
any of the the site install stuff
41:37
so you know i think we are way lower
41:40
price than everyone else
41:41
and i think the the proof of that is our
41:44
huge
41:44
uh customer list you know our huge
41:46
reservation list if our product wasn't
41:48
the best quality and value
41:49
we would not have all these people
41:50
wanting to buy it yeah i i don't dispute
41:53
the
41:53
the uh the value at all i mean 50k
41:56
sounds great we
41:57
we got to get our hands on them i think
41:59
that's that's what

42:00
you've got is a lot of folks who want
42:02
their hands on this uh and so
42:04
what um you know what what happens in
42:07
the event that you you end up uh
42:09
not being able to manufacture these for
42:11
these prices i mean
42:12
is there a concern of that at all once
42:14
you start rolling these off the factory
42:17
yeah you know there's a lot of risks
42:18
here a lot of unknowns
42:20
doing a lot of stuff that hasn't been
42:22
done before but you know like i said
42:24
earlier i'm just confident in our
42:26
principles and that you know those will
42:29
put us ahead of all of the competition
42:31
because uh no one else has that
42:33
no one else can ship houses in a way
42:35
that makes sense
42:37
i love that you started with the
42:38
shipping concept i mean i think that's
42:40
uh that's such a wonderful uh
42:41
idea now what about uh you know fire

42:44
sprinklers i imagine that's already been
42:45
considered
42:46
just something you would finish out in
42:47
the factory as well
42:49
yeah we have um basically uh behind
42:52
all the walls floor and ceiling uh a
42:55
network of
42:56
chases so like little tunnels in there
42:58
and then access panels around the
42:59
perimeter of the ceiling
43:01
where you can just reach up pop it off
43:03
and add anything you want
43:04
so you know if you want sprinklers it's
43:06
easy to add if you want to modify the
43:08
electric or mount the tv on the wall
43:10
that's all should be easy to do in our
43:12
system
43:13
got it wow that's incredible so uh you
43:16
know i think i think that leaves me with
43:17
the the only remaining questions or when
43:19
when's your factory start rolling when
43:21
do we start getting these

43:22
seeing these things put together and
43:24
where can i come visit and and see this
43:26
happening
43:28
i hope that we will be uh moved in here
43:31
in the next few weeks
43:32
and then over the next month it's going
43:34
to come alive and we would love to have
43:35
you come down and visit
43:37
once we have this building uh filled
43:38
with houses
43:40
that's so exciting i mean you've got
43:42
you've got your work cut out for you man
43:43
you've got 156 of these you've got to
43:45
put together
43:46
uh how many prototypes you have now uh
43:49
well we had three
43:50
um but now we have two what happened to
43:53
the third one
43:54
can't say okay
43:57
with the the two prototypes that you do
43:59
have uh
44:00
do people live in in the prototypes or
44:02

are they just like models for people to
44:04
check out or no they're just they're
44:06
just sitting over there
44:07
what one's actually filled with our
44:09
employees we filled it with desks and
44:11
have people working in there
44:12
in our other building because we're
44:13
running out of space as we hired people
44:15
and then the other one is sitting
44:16
set up here for tours
44:20
and the third one has vanished so so
44:21
maybe they could come up in a ufo report
44:23
or something
44:24
i mean maybe it'll come in their opening
44:25
report i don't know yeah
44:28
okay okay interesting uh and now now
44:30
where where um
44:32
where you're in vegas now where did the
44:34
office start
44:36
well actually um originally i'm from
44:39
connecticut it was
44:40
myself my father paolo and another guy
44:43

named kyle that you know founded the
44:44
company
44:45
they moved to uh nevada i moved to
44:48
california
44:50
um doing our own thing and then
44:52
eventually at some point started talking
44:53
about the idea and started working on it
44:55
and before you know it i realized this
44:57
is a huge opportunity
44:58
this is you know a huge huge uh you know
45:03
upside here so i said all right i'm
45:05
moving moved to vegas and started
45:06
chasing it down
45:07
full time and and now we're here the uh
45:11
the third one isn't the one that crashed
45:12
into a bridge is it
45:15
that was actually a different version an
45:17
earlier prototype because the first
45:19
prototypes we made were a larger 1400
45:21
square foot house
45:22
we were uh invited to the the national
45:25
mall in washington dc
45:27

by hud uh to to be in a show there
45:30
and uh the truck driver uh crashed the
45:33
truck
45:34
uh smashed the whole unit uh drove it
45:37
actually through a tunnel
45:38
uh ripped all the lighting off the top
45:40
of the tunnel and all this crazy stuff
45:42
and uh we ended up unfolding it and
45:45
taking a look at it
45:46
and it survived and you know we buffed
45:49
out a few scratches and
45:50
we're like wow these are pretty drunk
45:56
okay okay got it okay so so that okay
45:58
wow that's uh that's absolutely
46:00
incredible okay
46:01
uh now uh how far other than this dc one
46:04
how far have you shipped one of these
46:05
before i'm curious about like because
46:07
that's a big part of your business here
46:09
is shipping these things how
46:10
how far have you prototype shipped these
46:14
um they've gone to uh
46:17

canada you know east coast uh california
46:21
quite a lot of shipping yeah okay so
46:24
okay so so they've
46:26
we've gone gone around and what does it
46:28
usually cost i mean imagine this can be
46:29
like a delivery fee that that somebody
46:31
would pay like
46:31
i buy one from your vegas facility and
46:34
uh
46:35
and then i want to ship it out here what
46:37
are we looking at a few grand
46:39
i mean that's another thing where
46:40
pricing is so hard right now because
46:42
you know even in the last few months
46:44
yeah the pricing is crazy like getting a
46:47
container
46:47
getting a container from china is triple
46:49
uh trucking trucking is double
46:51
i have no idea um you know all i know is
46:55
it's going to be cheaper to ship our
46:57
house which is going to be a standard
46:58
load
46:59

than anything else um so and we'll have
47:02
a big
47:02
you know logistics solution there which
47:05
includes
47:06
our uh own salary drivers and
47:08
third-party drivers
47:09
maybe there'll be a rail portion of that
47:13
so it's going to grow into a pretty big
47:15
shipping logistics operation
47:17
we also hope to make money on the trucks
47:19
coming back so maybe if we have a truck
47:20
going out to
47:22
northern california it's we don't want
47:23
it to come back empty maybe we can pick
47:25
up another load on the way
47:26
so we'll see what we can do to to knock
47:28
down these shipping costs even more
47:30
um that's interesting so the the fact
47:32
that it's not a wide load i imagine
47:34
it cuts down on multiple drivers and
47:37
you're probably what
47:38
a third of the cost or something like
47:39
that alone

47:41
less than a third when you talking about
47:43
a wide load it gets crazy because
47:45
you have a truck driver with a
47:48
house on it then you have a follow car
47:50
sometimes you have a car in front as
47:52
well
47:53
uh then you also have restricted
47:56
routes you can't travel restricted
47:59
travel times can't drive on the weekends
48:01
states actually require a
48:02
police escort there's different
48:04
permitting in every state
48:05
i mean the costs are just crazy it's so
48:07
cumbersome and it's so difficult to ship
48:09
these oversized loads
48:10
it's never made sense and it's never
48:11
been cost effective
48:13
can i put these in a 40 foot container
48:17
no because they really the goal is to
48:20
get them close to the size of
48:22
the container so they could be
48:23
compatible with the shipping they
48:24
wouldn't actually go

48:25
inside one uh we've tried to cram every
48:28
possible inch we could into a shippable
48:30
dimension
48:31
and we've done pretty well you know we
48:33
were able to engineer a 20-foot room
48:35
that ships on an eight-foot footprint
48:37
with nine and a half high ceilings on
48:38
the interior
48:40
so we were able to get it shippable
48:41
without too many compromises
48:43
on the size and feel of the building
48:46
that's great yeah
48:46
that that is wonderful i see okay so so
48:48
really trying to take
48:50
a similar size of that now would you
48:52
then shield them
48:53
and transport i mean can you stack them
48:55
like if can i
48:56
am i gonna see a ship in the future of
48:58
like 40 of these
48:59
you know stacked up light containers
49:02
yeah i think so um what we're doing now

49:04
is we just put like this white
49:06
kind of boat wrap stuff on them uh all
49:08
sealed up watertight and
49:10
send them down the road definitely uh
49:12
planning
49:13
to put these on a ship and you know in
49:15
my dreams
49:16
uh my wildest dreams there'll be a
49:18
container ship with thousands of these
49:19
things stacked on them
49:21
or or a train with a 120 cars uh
49:24
all boxable box will boxable so we'll
49:26
see
49:28
oh wow that that's uh you know what i
49:30
think that's actually a wonderful place
49:31
to to wrap it up i i
49:33
this is amazing it's really incredible
49:34
i'm excited about this uh
49:36
you know geez that cuts down on so many
49:38
contractors you have to call out too
49:41
uh so this is wonderful i want to know
49:44
uh
49:44
any final thoughts that you have

49:46
anything that i didn't ask you that i
49:47
should have or anything to add
49:50
no i think that was pretty thorough
49:51
covered a lot of stuff if anyone's
49:53
interested check out our website
49:54
boxable.com
49:55
check out uh youtube uh instagram we
49:59
have a whole ton of content and we're
50:00
going to continue to publish
50:02
uh updates as we go on the factory
50:04
progress
50:06
that's awesome that's awesome and if we
50:07
make it to the governor's mansion here
50:09
in california we'll get some statewide
50:10
approval for you on these
50:12
things uh that's uh that's faster than
50:14
even hud so we can get these things
50:15
rolling faster and solve our housing
50:17
crisis
50:17
so uh with that thank you so much for
50:19
being here stand by for one moment uh
50:22
and everybody else if you found this
50:23
video helpful consider subscribing
50:25
consider sharing the video and we'll see
50:27
you
50:27

Boxabl: An Affordable Mobile Housing Solution You Need With Paolo Tiramani

[Hooked On Startups](#)
2.04K subscribers
SUBSCRIBE

Paolo Tiramani is an American industrial designer and engineer. His work is diverse – he holds 155 patent filings, covering a diverse mix of inventions and intellectual property, including hardware, housewares, sporting goods, medical, personal care, construction and automotive. In this interview Paolo discusses with Matthew Sullivan Boxabl's main innovation - a patented building construction technology for mass housing production to make houses more affordable. If you're excited by innovation, whether as a homeowner or fellow inventor, don't miss out on this episode. Tune in!

Note: BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:00
[Music]
00:03
you're listening to hooked on startups
00:05
where every week you'll hear from some
00:06
of the most talented inspiring and
00:08
successful entrepreneurs who shared
00:10
their real-life stories how they
00:12
overcame challenges and failures and how
00:14
they mastered success get ready for some
00:17
of the best business tips tricks and
00:19
tactics and some frank unscripted
00:21
discussions
00:22
here's your host matthew sullivan
00:25
first of all i'd just love to welcome
00:27
you know paolo ceremony who's the
00:30
founder of boxable
00:31
um to the hooked on startups podcast and
00:35
much to my horror
00:37
um you know paulo's actually not from
00:40
round here so i so my my english accent
00:43
is going to have no
00:45
effect on you whatsoever i can't you
00:47
know it's like the magic doesn't work
00:48
not that it only works it works anyway
00:50
i've been rumbled
00:54
hello welcome welcome to the show
00:57
very very nice to meet you and uh yes i
01:00
may be slightly invulnerable uh uh to
01:02
your accent
01:04
normally it's like people don't
01:06
listen to what you're saying thank god
01:08
they just said that just sounds really
01:10
intelligent and after a while you go
01:12
well you know
01:14
might as well use it but then the
01:15
problem is you just stack up this tidal

01:17
wave of people who say well hang on when
01:20
you spoke to me the other day you said
01:21
this that's not true
01:23
so i said no it wasn't me speaking that
01:24
was that's what you heard
01:26
that does what happens it does give an
01:28
aura of credibility i remember at one
01:30
point i was asked if i knew the queen in
01:33
all seriousness
01:35
i've just had tea with her actually yes
01:37
yeah that's right
01:39
yeah and um
01:41
uh you know the the problem is with all
01:43
of these shows um you know like the
01:45
crown
01:47
and uh
01:48
all these other shows about diana and
01:50
you know
01:51
my wife is sitting there watching and
01:53
saying such and such is he the nephew or
01:55
the great aunt of like i don't know and
01:59
what else do i count
02:00

i don't know but the only thing i know
02:01
about vi count is is actually spelt
02:04
viscount
02:05
and that's all i know about that so i
02:07
have absolutely no
02:08
knowledge about you know our history
02:10
other than the fact that i know where
02:11
the queen lives and i can probably name
02:13
a couple of prime ministers so yeah
02:16
but anyway
02:17
all that aside i mean you know and for
02:19
those of you watching in black and white
02:21
behind paulo
02:22
is an enormous factory that goes on so
02:25
far
02:26
it actually has this you know
02:28
vanishing point right where power's
02:31
right index finger is it goes on like
02:33
one of those
02:34
mirrors that look into mirrors that look
02:35
into mirrors um and
02:38
i think your factory is not measured in
02:40

square feet is it square miles you now
02:42
measure it well especially um it's an
02:45
eighth of a mile long it's four acres
02:47
under a roof
02:48
uh about 172 000 square feet and just
02:51
give you an idea of the scale
02:53
uh we now have a a factory that we're
02:56
just starting to plan in the 4 million
02:58
square feet
03:00
range which is
03:01
leagues larger than this 172
03:04
000 square foot factory so the factory
03:07
is still as large as it is we consider
03:09
it a prototype factory even though it
03:12
can make thousands of products a year uh
03:14
we will be rolling into 100 full
03:18
automation that's the way to get the
03:20
price down uh so uh you know sort of
03:23
learning our craft here behind me with
03:26
this this big giant baby
03:29
but again you know all babies are born
03:31
um and all babies are conceived so
03:35

you know
03:36
babies are not born
03:38
in the size of this sort of
factory so
03:40
where was the conception
where was the
03:42
idea
03:43
um
03:44
and uh how how did it grow
because to
03:47
give you some background um
you know
03:50
this is for my viewer or my
listener um
03:54
the um you know elon musk i
think has
03:57
has adopted boxable
03:59
so it is a
04:00
an absolutely
04:02
significant sea change in the
way that
04:05
properties are constructed
04:08
and
04:09
you know the word disruption
doesn't do
04:11
justice to what you're doing um
so it
04:14
was it's an enormous uh
change to
04:17
construction techniques
costing and
04:20
everything so um where did
this begin
04:23
yeah absolutely i'll give you the
sort
04:24
of abbreviated version i only
ran a

04:27
company that was intellectual
property
04:29
licensing just really a fancy
way of
04:31
saying that we invented stuff
and
04:34
licensed it to industry in the
same way
04:36
that perhaps a book author or
a musician
04:39
would get a royalty every time
their
04:41
product is is used we would do
that with
04:44
products we did it in a number
of
04:45
industries
04:47
and it was a great business it
really
04:49
taught us how to invent how to
engineer
04:52
industrial design i'm a designer
by
04:54
training
04:55
and a few years ago i really felt
that i
04:58
wanted us to become
operators in a space
05:01
rather than licensed source to
others
05:05
and so
05:06
you know if i
05:07
if a bookkeeper can count it
doesn't
05:10
matter what they count then uh
engineers
05:12
and inventors should be able
to find a

05:14
space so we really approached
the
05:16
problem rather clinically and
said okay
05:19
well we're not we're not the me
too guys
05:21
and we're going to invent and
let's do
05:23
some good while we're at it
and if we're
05:26
going to find a problem be
operated in a
05:28
space let's find the biggest
problem we
05:30
can
05:31
and that actually took a little
while to
05:34
do it into itself and then we
came up
05:36
with the fact that building
construction
05:39
was in a pre-industrial
condition this
05:41
is really sort of top-level stuff
in
05:44
terms of
05:45
manufacturability everything
we make in
05:47
our modern world and i do
mean
05:48
everything is made in a factory
and we
05:50
will become very used to
05:53
uh all the benefits that that
produces
05:55
in terms of quality low price
05:58
immediate um
05:59

you know instant gratification
06:02
except with
06:03
manufacturing which is uh the
06:06
manufacturing of homes which is done out
06:08
in an open field and uh you wouldn't
06:11
expect someone to if you order a car you
06:13
wouldn't expect a bunch of guys to show
06:15
up with some
06:16
spanish
06:17
say where's the shed and we'll start
06:19
putting this together but that's what we
06:20
expect and the reason for that is
06:23
uh because you know build buildings are
06:25
big so that was the absolute genesis it
06:27
was rather clinical and it took a few
06:30
years
06:31
with the previous company actually just
06:33
for us to define what the problems are
06:36
so that's the first thing you have to do
06:39
when you when you
06:40
start any new product you have to
06:42
identify the problems and not
06:46
not

06:48
have not not try and fix problems that
06:50
aren't problems so just the
06:51
identification of the problems
06:53
and it is such a sort of
06:54
byzantine
06:56
rule book you know we have 50 states etc
06:59
etc uh that took a a few years
07:02
and then when we felt that we kind of
07:04
had a handle on that
07:06
um
07:07
we were in new york at the time and we
07:09
we packed ourselves up to to move west
07:12
uh to set up the boxable the possible
07:15
company and the boxable
07:17
plant
07:18
because there have been a number of
07:19
attempts at this type of manufacturing i
07:22
think you know if you look at containers
07:24
for example
07:25
if you look in
07:26
some of the
07:27
[Music]
07:28
baltic states um there have been
07:32
developments which i think have used

07:34
other materials there have been you know
07:37
a number of different
07:38
uh companies i think that have tried to
07:40
create pre-fabricated buildings um
07:44
and
07:45
that obviously there's something
07:47
fundamentally different that you're
07:49
doing
07:50
because
07:51
you know and i don't think it's down to
07:53
timing or or regulation or or you know
07:56
anything like that that you know there
07:58
is clearly something that really defines
08:00
what you're doing compared to these
08:01
other companies that haven't been
08:03
successful
08:05
yeah absolutely uh the current the
08:06
current landscape i can run through it
08:08
really really fast you know top down uh
08:11
from from from the best quality we have
08:13
it's the modular companies the modular
08:15

companies that's the highest standard
08:17
actually um
08:19
in terms of certifications they they are
08:22
all without exception stick building
08:24
under a roof by sticks i mean two by
08:26
fours and panel sizes that you can put
08:28
in the back of a pickup truck all the
08:30
legacy problems you have in the field
08:32
they're built they brought all of those
08:34
legacy problems
08:35
into their factory so they're not really
08:38
making good use of their factory or
08:40
idealizing their factory uh in terms of
08:42
production and speed and the other thing
08:44
is that they're they can't they're
08:46
shipping wide loads they're shipping
08:48
we're allowed to ship eight and a half
08:49
foot wide around the world
08:52
these guys are shipping 14 foot wide
08:54
so they're limited to a couple hundred
08:56
miles radius from their factory so
08:58

that's another big strike against
09:01
that and then the third and probably
09:03
biggest thing in my book is that
09:06
the the owner of that home or that
09:08
building has to live with these narrow
09:11
14-foot rooms
09:13
and as a legacy shoe of a one-time
09:15
transport and then they have to live
09:16
with that for decades it's not a width
09:19
that works so that's the margin space
09:22
going down from that we have the hud um
09:24
manufactured housing they're built to a
09:26
lower code
09:27
that's not acceptable to us we're
09:29
looking actually to at the federal level
09:31
to implement a higher code than the
09:33
modular code not not not not a lower
09:36
level like the hub code and then we get
09:38
down to
09:40
to the the niche products containers are
09:43
interesting they look great in pictures

09:45
but
09:46
they're eight foot wide and if i
09:48
outstretch my arms yeah that's six foot
09:50
wide and the ceilings are eight foot
09:53
tall you can't live like that and by the
09:56
time you've sheathed it on the inside on
09:57
the outside you've got rid of the
09:59
thermal bridging you've got nothing left
10:01
yeah you have you may as well take away
10:04
the idea you originally thought of you
10:05
may as well achieve the insight should
10:07
be outside and throw the container away
10:09
and then the tiny homes folks love us so
10:12
we're building technology which with our
10:14
first consideration
10:16
with our first configuration which is a
10:18
studio home but we're not essential
10:20
we're not
10:21
actually we're not a tiny home company
10:24
per se but the tiny
10:26
folks
10:27

do love us and as a product i think that
10:29
the the tiny homes are
10:32
just
10:36
a reaction to folks in their freedoms
10:40
wanting their freedoms to have mobility
10:41
but mostly
10:42
price but i think it's a bit of a road
10:45
to a fast divorce living in such a small
10:47
space if you're living
10:49
with a partner so you know the
10:52
products is a construction technology as
10:56
i mentioned and the first configuration
10:58
is a studio home and i think that's the
11:00
most important thing to get across
11:02
whereas
11:02
all of the people that have come before
11:04
you have tried to produce
11:06
um a range of properties like you know
11:08
you've got a b c or d which one do you
11:11
want um
11:12
what you're creating is a technology
11:14
that can presumably be applied to any
11:17

design configuration so um it's a um
11:21
tell us more about that the technology
11:23
and just looking behind you um and you
11:25
talked earlier about full automation um
11:28
so
11:29
what does boxable build
11:31
right
11:32
so it's a big it's a big country it's a
11:34
big world and there's a lot of different
11:36
flavors architectural styles and the
11:39
approach that others have taken is a
11:42
fixed configuration so you know come and
11:44
live in my contemporary come and live in
11:46
my a-frame come in live in my colonial
11:50
well we don't say that we say we're
11:51
going to give you a beautiful building
11:53
that's architecturally neutral and then
11:56
you can dress that building on the
11:58
exterior however you want and unless
12:01
you're living in an igloo uh we're all
12:03
living in boxes we're all living in

12:06
rectangular
12:08
rooms um irrespective of architectural
12:11
style so the possible technology
12:14
does all of the heavy lifting the best
12:16
way to think of boxable is legos uh we
12:19
played with those as children the casita
12:22
which everybody's uh very excited about
12:24
you can imagine the little square
12:27
lego yeah uh make it make it analogous
12:29
to that and then there's the one that's
12:31
the rectangular one uh we'll build we'll
12:33
be building that which is double the
12:35
size and then there's the one in the
12:36
middle that nobody uses and we'll
12:39
we'll be we're making all three sizes of
12:42
those and our technology basically makes
12:46
rooms the rooms can be subdivided as we
12:48
have with the casita and they can be
12:50
stacked connected they can be
12:52
cantilevered to create very inexpensive
12:56

porches and decks and they can be
12:58
configured to have any architectural
13:00
style they can be used exclusively or
13:03
they could be used
13:04
as part of another system if you want a
13:07
large atrium space for example you can
13:09
surround uh the atrium space with with
13:12
boxables so it's a very very flexible
13:15
system and its approach sort of at the
13:18
at the genetic level to
13:20
fix uh the building construction problem
13:23
and you can't fix that with one style of
13:25
home or one style of office building so
13:28
so we've created
13:30
building shells that
13:32
very connect to build
13:35
pretty pretty much uh anything yes so
13:38
there's no sort of maximum size
13:40
constraint so again using your lego uh
13:43
you know example um you know you're
13:45
shipping these units they're
13:46
transportable across the us because of

13:49
the size presumably when you get to the
13:51
construction site and you need a team of
13:54
people um to to assemble them but the
13:57
assembly process is far quicker
13:59
than um
14:01
than you know a traditional building
14:04
even if that building's using
14:05
prefabricated panels
14:07
yeah yeah absolutely if we talk about
14:09
size the largest uh building shell that
14:12
we will make will have make it a little
14:14
bit abstract when you talk about numbers
14:16
with with your with your with your
14:18
listeners and viewers but the largest
14:20
building shell will have a 40 foot clear
14:23
span
14:24
20 foot on the
14:26
narrow side and a nine and a half foot
14:30
ceiling that's a huge room and that can
14:32
be assembled with others to create
14:34
pretty much anything so there's really
14:36

no space constraint they're very very
14:38
generous and the windows and doors can
14:40
be cut out
14:42
pretty much anywhere with no with no
14:43
header ahead of again for your listeners
14:46
is when you cut a hole in a stick frame
14:48
building which doesn't have a lot of
14:49
strength anyway you put a big giant
14:51
piece of wood of steel above it our
14:54
panels are so strong you just cut
14:55
windows and doors in you don't have to
14:57
worry about that so you've got you know
14:59
total freedom
15:00
and the whole building system is set up
15:02
on a grid back to that lego lego analogy
15:05
so that when you line up windows and
15:08
doors on the grid
15:09
everything lines up there are within the
15:12
walls the walls are sort of uh smart
15:14
actually hate that word smart but
15:15
they're smart walls uh that they have

15:17
something called chases chases are holes
15:20
that run through
15:22
uh all the walls ceilings and floors at
15:25
predetermined
15:26
intervals so that when when you
15:29
stack
15:30
boxables the chases for the wiring
15:34
all connect and when you go side by side
15:36
those chases connect and even if you
15:39
offset them how can i show it to you
15:41
yeah i can understand yes absolutely yes
15:43
they still connect uh so it's very very
15:46
interesting and when they get out to the
15:48
field you know what we say is we've done
15:50
the heavy lifting for you and you've
15:52
just got to put these things together
15:54
uh they in the future they may come as
15:56
empty building shelves so they may come
15:58
fully configured
15:59
with staircases
16:01
closets bathrooms bedrooms and they're
16:04

waiting starting out with this adorable
16:07
little guy the studio 412 home which
16:10
seems to have caught the public's
16:12
attention called the casita but in terms
16:15
of all the problems we've approached of
16:18
the marketplace and and and the
16:21
construction building industry
16:23
you know we look at everything any
16:25
project we undertake we look at it as
16:27
sort of a problem pie and we slice up
16:29
the pie and we it doesn't matter if it's
16:31
a big problem or a little problem and
16:33
we're going to wait it and attack the
16:35
big problems first but sometimes you've
16:37
got to put a big problem on boards fix a
16:39
little problem and then that that throws
16:41
light on the big problem so it's a big
16:44
problem pi we slice it up and then we we
16:47
we put we
16:49
put people into teams to address those
16:51

problems and um you know it's very it's
16:54
very interesting there's no problem too
16:55
large or too small you mentioned the the
16:58
trump
16:59
when the when the product arrives how is
17:01
it set up for example and
17:05
there's a lot of there are a lot of
17:06
secondary costs to construction and a
17:09
lot of secondary cross
17:11
cost to to deliver the product uh so for
17:15
example i'll give you a couple of
17:16
examples when our product is delivered
17:18
it does not require any coordination
17:21
with the homeowner or the builder it
17:23
does not require a crane on site a crane
17:25
is expensive it's hard to maneuver the
17:28
guys have to have
17:30
special certifications our driver
17:32
by himself we just point and he'll drop
17:35
it off he doesn't even need level ground
17:37
and then when the box will needs to be
17:39

moved again no crane you can move it

17:41
with

17:42
something called the telehandler which

17:44
is an oversized forklift and then with

17:47
the unpacking of the box full um again

17:50
broken record no crane uh we'll be

17:52
delivering uh we will have available to

17:54
buy or rent uh some

17:57
bracketry with with um

17:59
some hoists and electric controllers and

18:02
the two guys

18:04
the brief was to have two two guys some

18:06
bracketry electric winches run off a car

18:10
battery or 110 outlet can um unpack the

18:14
home

18:15
and button it up uh or unpack a building

18:18
shell i should say about enough in about

18:19
an hour or two and the longevity so i

18:22
mean obviously one question that springs

18:23
to mind is um how does this compare to

18:26
other buildings in terms of um you know

18:30
how

18:31
uh long it lasts in the various

18:33
different weather conditions that you

18:34
have you know across the us

18:36
yeah great question so

18:39
so a good way to look at it is again

18:42
with field construction they are putting

18:44
together wood frames typically they're

18:46
going up ladders

18:48
banging nails in

18:49
in the heat in the cold the frame gets

18:52
rained on

18:53
uh it's like we're in the desert it's

18:55
it's boiling hot the guys can't work you

18:58
know new hampshire is going to be

18:59
terribly cold and get rained and snowed

19:01
on and and they warp and then they put

19:04
together with little bits and pieces

19:06
drywall

19:08
plywood etc we don't do that we don't

19:11
have the constraints of the limits of

19:14
human strength we have a big factory

19:16
just like every other industry has a big

19:18
factory we have giant machines and we

19:20
can make panels

19:22
in 40-foot lengths in one piece in one

19:24
big solid piece we don't use stick

19:27
framing it's um completely antiquated we

19:31
use um

19:32
a process more similar to how airplanes

19:35
are constructed without the large sign

19:37
that says lamination so i guess it's a

19:39
it's it's that that kind of sort of

19:41
honeycomb effect yeah exactly and lamina

19:44
is sort of a sort of a magical thing i

19:46
can i can describe it very very very

19:49
quickly i'm gonna saw just a layer cake

19:51
we put down layers of materials in our

19:54
instances we put down a layer of

19:56
concrete board

19:57
steel

19:58
uh insulation material we might

20:02
additionally put some some hinges and

20:04
other elements in magnesium oxide board

20:08

and every layer that goes down we stroke
20:10
blue across and then we put another
20:12
layer and it's our own cocktail it's
20:14
taken a very long time to make simple
20:17
and we arrive at this six inch wall
20:19
panel and the beauty of laminates if i
20:21
can describe it very simply is that when
20:24
you put two materials together like this
20:26
and you put glue in between
20:28
and then you put a point load
20:31
to bend it you know to make it too
20:33
strong you know wind the people standing
20:35
on it bathtubs whatever full of water
20:37
and what's happened is those materials
20:39
when you put a point load in
20:41
all that glue tries to push
20:43
push those two laminates um sideways and
20:47
there are layers of glue
20:49
and so it's really it really is quite
20:51
magical that all that surface area of
20:53
glue is not going to allow those two
20:56

materials to slip past each other so so
20:59
we have a laminate panel it is immensely
21:02
strong and
21:04
to to make the point
21:06
uh mo traditional homes need a strong
21:09
foundation a strong basement so that you
21:11
can put all these wobbly sticks up
21:13
and it's the foundation holding up the
21:15
house
21:16
yes
21:17
we have to have a foundation because the
21:19
local municipality
21:21
uh says we do but that's almost an
21:23
antiquated regulation we don't need a
21:25
foundation you can you can hold this up
21:28
in the four corners yeah it's that
21:30
strong that's it's that strong so and
21:32
then in terms of overall strength you
21:34
know hurricane ratings and things like
21:36
that we're going through now within ncaa
21:38
certifying body
21:40
and we will have significantly higher

21:45
strength
21:46
every metric
21:48
we will be frankly
21:50
in terms of in terms of strength but
21:52
it's also in terms of
21:54
moisture
21:56
bugs can't eat it and again all the
21:58
slices of that pie to make a superior
22:01
panel so are you telling me that
22:02
termites do not dine out on magnesium
22:05
oxide paneling they do they then they
22:07
they
22:08
they turn into sort of mutated termites
22:11
that's right so you could be responsible
22:12
for these sort of giant termites that
22:14
are you know
22:15
but i in all seriousness if one thing
22:17
that i noticed coming from the uk to the
22:19
us got it so many years ago um was that
22:23
every you know you'd knock on a building
22:25
wall
22:26
you know particularly in california this
22:27

is you know these sort of multi-million
22:28
dollar homes and it you could actually
22:30
feel the house sort of wobble slightly
22:33
um
22:34
and it just felt very peculiar that you
22:36
had these
22:37
that all of the homes were you know the
22:39
walls were six or seven inches thick at
22:42
the most and you close the door upstairs
22:44
and the window would rattle downstairs
22:46
um
22:47
and
22:48
what you've got is something that really
22:49
is saying that that is a it's a
22:51
construction technique which was really
22:54
derived primarily at a cost i would have
22:56
thought um and there's there's some nod
22:58
towards you know earthquake and you know
23:01
hurricane resilience but um you know
23:04
essentially the buildings are fragile to
23:06
start with it's a giant pile of food for
23:09

termites sitting on a you know on a
23:11
concrete block
23:12
um
23:13
and so
23:15
the the construction materials that
23:17
you've got really is the difference
23:18
between
23:20
you know emilia earhart's you know plain
23:23
and you know the latest you know so 727
23:26
but
23:27
my question really is um for there is a
23:29
question in all this um when you come
23:32
across these antiquated processes you've
23:34
got antiquated regulations sitting
23:36
around that
23:37
is that the biggest challenge you know
23:39
trying to convince
23:41
all of the people that that have the
23:43
vested interest with the current code
23:45
to allow you
23:47
entry into what is probably a very
23:49
protected marketplace in 50 different
23:52
states

23:53
yeah that's very interesting i think
23:55
it's um it's a barrier to entry
23:57
it is a hurdle
23:59
it is a classic sign of an
24:02
underdeveloped marketplace it's a
24:03
classic sign of an underdeveloped
24:05
marketplace you have these byzantine
24:07
rules state by state we don't have that
24:09
with cars you don't have that with
24:11
shirts you buy you don't we don't have
24:12
it with anything else
24:14
we see it as an opportunity rather than
24:16
a problem obviously it causes us
24:19
friction now because we have to go and
24:21
get asserts state by state but in the
24:24
long run i'm sort of happy about it
24:26
so i wouldn't say that that's the
24:27
biggest challenge i had exactly the same
24:30
experience you did coming from the uk
24:33
originally you know with flag waving
24:35
americans now back there there's a giant
24:38

uh
24:39
80 foot american flag probably
can't see
24:41
it um but uh yeah you know
24:44
in the uk they would have little
little
24:46
bricks and they'd put up a row
brakes
24:48
and then they'd have an air gap
and then
24:49
they'd have another row of
bricks and
24:51
they were built like brick you
know what
24:53
frankly yeah we come it was
come to
24:56
america a long time ago and i
had the
24:58
same experience as you are
not on the
24:59
wall i'm like well that sounds
that
25:00
feels a bit flimsy and with the
uh for
25:04
the reasons we know and with
the casita
25:06
product with the building
shells that we
25:08
have with these laminates
these things
25:10
are rock-solid i mean they're
built
25:12
steel concrete and installation
and the
25:15
other thing we have you know
in terms of
25:17
doors shutting and you hear it
you know
25:20

three rooms over our building
shelves
25:22
when you put them together
they actually
25:25
have two walls it's a wonderful
thing so
25:28
if you're building a mid-rise
apartment
25:29
and you stack them five high
three high
25:31
currently uh
25:33
your ceiling is not the floor
25:37
of the toddler rolling around on
his
25:39
tricycle upstairs he's got his
own floor
25:42
separated by a gap so you
don't hear it
25:44
and even in homes or
25:46
you know if your neighbor's
sort of
25:48
having a rave next door or or
doing
25:50
whatever they're not you're not
going to
25:52
hear them because there are
two walls
25:53
with an airspace between you
and the
25:55
neighbouring apartment and
that goes on
25:57
and on you know with single
family homes
25:59
if you've got rowdy teenagers
having a
26:00
good time and the parents
want to have a
26:03
watch a quiet movie it's not a
problem

26:05
there's tremendous amount of
insulation
26:07
and rigidity and that's borne
out of the
26:09
facts of the way we build the
product
26:11
but also the product has to be
not only
26:14
transportable but we've
engineered our
26:16
product to be transportable
and
26:18
re-transportable
26:20
that's a word we've engineered
26:23
our building shelves to pack
unpack pack
26:25
unpack and when they unpack
they are
26:27
indistinguishable from a
regular home i
26:29
would say they're a higher
quality but
26:31
there are no visual clues that
you have
26:33
unpacked the home it's just a
big
26:35
beautiful white
26:36
interior
26:37
and so you can pack them up
so it sort
26:39
of changes your mindset about
26:42
the investment a homeowner
is going to
26:44
make in their home if they
realize they
26:46
can take it with them if they
don't like
26:48

their neighbor if they don't like
26:50
they're they're changing uh
horrific
26:53
state or local tax codes or they
get a
26:57
job that's better for them in
another
26:58
part of the country
27:00
they can take it they can take it
with
27:02
it and again you can see the
knock-on
27:03
effect of this is so um you
know when
27:06
you start changing things
fundamentally
27:08
then the knock-on effect is
that all of
27:10
the other um
27:12
there are changes probably
that you
27:14
didn't forecast or foresee um
and those
27:18
changes could affect the way
that land
27:20
is priced because if if um
27:22
or you know if homes become
portable
27:25
effectively then
27:27
there are things i can't even
imagine
27:29
but it's funny how when you
start making
27:31
fundamental changes to the
status quo
27:33
then you know everything else
begins to
27:36

to change and i mean have you
seen any
27:39
knock-on effects um that you
weren't
27:41
anticipating
27:43
yeah so that's a really great
point and
27:45
it's something we're very
cognizant of
27:47
about the knock-on effects and
those
27:49
that you can imagine and
those that you
27:51
cannot imagine so you when
you're
27:54
engineering and designing you
have to
27:56
leave margin for the
unimaginable i'll
27:58
give you some examples when
uh when
28:01
facebook started or google
started
28:04
they didn't think they'd be
where they
28:06
are now it's as a fact you know
the
28:09
facebook
28:10
uh classically uh
28:12
zuckerberg just i think wanted
to find a
28:14
girlfriend i might be
paraphrasing and
28:16
here we are with
28:18
with with facebook and google
so with us
28:20
it's the same thing you know
we're sort
28:22

of we imagine we are we are
futurists so
28:25
that's the crazy word of
inventors but
28:28
we are both of these things
and so the
28:30
way we do it is we resort to
fundamental
28:33
principles we research first
principles
28:35
the first principle is something
that
28:36
can't be devolved anymore you
just study
28:39
whatever that
28:41
whatever that artifact is it can
be a
28:43
wall panel it can be a nail
28:45
and it cannot be devolved
anymore and we
28:48
do that to all aspects of the
business
28:50
all aspects of that problem pie
and if
28:53
we use those first principles as
a tow
28:55
line
28:56
as we go through uh fixing
these things
28:59
and you can get sort of hyper
focused on
29:01
smaller elements and fix this
problem
29:03
and unwittingly create another
problem
29:05
for yourself down the road it
really is
29:07
a balancing act a jigsaw puzzle
but if

29:09
you stick with those first principles
29:12
you find we find that uh it's the gift
29:14
that keeps on giving so
29:16
with with boxable you make the really
29:18
good point it's like well how does this
29:20
change things it's like well you know we
29:22
have reach goals so we say we want to
29:24
see these things on amazon prime we want
29:27
to be able to pack the movement around
29:29
what are the knock-on effects of that
29:31
what does it do to land prices what does
29:33
it do to the evil government uh tax
29:36
cuts how does it make folks feel about
29:40
their own homes and we've spoke out
29:43
probably 60 of that or less i think and
29:46
i it'll be very interesting to see
29:48
what owners come back to us and how it
29:51
develops
29:52
these things can typically take on a
29:55
life of their own
29:56
and uh so you know we're very keen

29:59
uh as we through this development cycle
30:02
and go from you know zero to one as
30:04
peter thiel would say from
30:07
prototype to production which is
30:08
extraordinarily difficult by the way
30:10
that's the it's that
30:11
it's going it's the combination of
30:13
inertia and momentum isn't it trying to
30:15
create enough momentum to overcome the
30:17
inertia um
30:19
and um
30:21
again in terms of markets um
30:24
are there particular
30:26
sort of legislative changes i'm thinking
30:28
about the adu regulations in california
30:32
um
30:33
is this a question of timing that
30:35
benefits you as well has there been
30:38
something that um has made this possible
30:40
when perhaps a few years ago it wouldn't
30:43
have got the same immediate traction
30:46
yes that's really interesting
30:49

we started with the building shell
30:51
technology and i think we showed it at
30:53
the ibs international builder show here
30:55
in las vegas
30:57
uh i think 19 something like that and we
31:00
showed the you know two-bedroom home
31:03
1600 square feet super cute
31:05
everybody was wowed and we all felt
31:07
great and at the end of it it's like
31:09
well what do we do now and folks saying
31:11
well what did we buy and uh we weren't
31:14
very smart we didn't when we're not sure
31:15
we're not sure what to do now so after
31:18
that show
31:19
we said wow you know the the the
31:21
building technology the shell technology
31:24
is far too abstract to start we'd have
31:27
to go from zero to a thousand miles an
31:29
hour we need to configure we need to
31:32
configure
31:33
the the technology into something that's
31:35

popular and usable
31:37
and
31:38
we came up with the adu just as you
31:41
mentioned the accessory dwelling unit
31:43
three viewers very popular backyard
31:46
granny flats
31:47
and we fit perfectly for that because if
31:49
you have a driveway and your product
31:51
packs down to eight and a half wide to
31:53
ship anywhere around the world you can
31:55
definitely get it down someone's
31:56
driveway and um you know my partner and
31:59
i we said well you know let's just let's
32:01
just make a few let's just set up shop
32:03
and make a couple of hundred and see how
32:05
it goes so we put it out there and then
32:07
boom
32:08
everything exploded and everybody could
32:11
find a youth case for themselves beyond
32:15
the adu so we haven't set up this first
32:18
factory we call it factory one behind me
32:21

in the hope that folks come and buy them
32:24
you know we are
32:26
we're not here with the folks here
32:29
the folks who here are giving us uh an
32:31
insane amount of orders over a hundred
32:33
thousand oh right so i mean i think in
32:35
some way in june it was around
32:37
less than half that so yeah and again
32:39
that's a problem in itself
32:41
you know i know that there are many
32:43
people who start businesses on the if
32:45
you build it they will come basis and
32:47
and that normally is a recipe for
32:49
failure um
32:51
but
32:52
but you have
32:54
another problem which is managing growth
32:56
so um there's all of the uh you know
32:59
issues in terms of um
33:02
trying to manage not only you know the
33:03
production side the growth but also the
33:05
people um you know the regulations

33:08
trying to ship to multiple states so
33:11
and again i mean i'm trying to avoid the
33:12
trite questions but um
33:15
things there that
33:17
what piece of advice would you give to
33:19
someone who is in that same position
33:21
where what they've done is suddenly of
33:24
immense um uh you know interest to to
33:27
the to the consumer um but they're sort
33:29
of snowed under what what
33:31
approach would you recommend to people
33:33
to uh deal with that
33:35
right so i may have limited knowledge uh
33:38
on that i i do have to just
33:41
go chuckle about what you just said
33:43
because it's such it's so true that uh
33:45
you know build it and they will come
33:47
it's a complete crop of yes yes it
33:50
is
33:53
[Music]
33:57
um no they will not come you have you
33:59
have to market it and you have to

34:00
display the product so folks have come

34:03
the

34:04
uh the the issue that we will be faced

34:07
uh well let me ask you a question about

34:09
advice so typically my my career has

34:13
been to uh invent and our company would

34:16
invent and license the folks that

34:18
already had

34:19
pro

34:20
panels and things like that so in terms

34:23
of high growth idea

34:25
uh what we've done is you know

34:27
first thing you need is money and we

34:30
went out to uh we didn't go out to but

34:32
we tried the venture capitalist uh you

34:34
know we put in a few million dollars

34:36
internally but that's when

34:38
capitalism what typically happens

34:40
between you know founders and venture

34:41
capitalists as you may not agree on the

34:44
valuation so so we turned to the uh to

34:48

the crowdfunding market since my

34:50
partner's idea and uh and i said really

34:52
you think so and uh

34:54
we went out with we fund then we went

34:57
out with um start engine and we just

35:00
blew their blew their records up

35:02
i think

35:03
number one not sure in both in terms of

35:07
race speed and things like that so we've

35:09
we've not had trouble raising cash uh

35:12
but i think it's been a a

35:14
you know really a very unique situation

35:17
and i think the the cash raise is

35:19
probably the single biggest

35:20
component for us uh cash is not a

35:24
problem investment is not a problem

35:25
we're very very fortunate in that our

35:28
problem i think once we get this

35:31
prototype line up it's not not a line

35:34
that makes prototype products the

35:35
production line we consider it a

35:37

prototype is going to be scale uh we're

35:40
going to be hit upside the head so badly

35:42
in about six months from these these

35:44
guys should be going outdoor every 90

35:46
minutes which sounds wonderful but it's

35:48
really not nearly fast enough and we're

35:52
making plans now to scale uh rapidly in

35:56
terms of the size of the buildings and

35:59
what we plan to do

36:01
with uh with with automation really

36:04
because automation is the key isn't it

36:05
because that's this

36:06
that's going to be the

36:08
sort of seismic shift isn't it because

36:10
at the moment you you can have a sort of

36:12
like a quasi-manual process that's

36:14
scaled where you've got lots of people

36:15
moving stuff around but in a very big

36:18
factory and this is really where i'm

36:19
thinking about um the sort of leaps

36:22
forward that you know companies like

36:24
tesla
36:25
have made where
36:26
um
36:27
processes that were previously manual
36:30
become automated and the thing at that
36:31
point then you truly get scale because
36:35
um and again i'm talking with very
36:37
little experience here but
36:39
the ability to automate processes gives
36:42
you the ability to
36:43
predict what your manufacturing output
36:46
can be and then then you become this
36:48
sort of
36:49
behemoth that no one can compete with um
36:53
is is that the objective really
36:56
yeah you absolutely you absolutely put
36:58
your finger on it so first of all you
36:59
have to design for production and that's
37:01
just going to itself and that meant that
37:03
we had to pretty much throw out all the
37:06
manual labor processes that we see in a
37:08
pre-industrial construction technology

37:10
business now and uh the first thought
37:13
that we did was first of all we
37:16
we were very years we're very familiar
37:18
with designing for production and high
37:20
volume production in a number of
37:21
different industries uh the first folks
37:23
we got in we got in porsche consulting
37:26
the car folks because we figured the
37:28
production line
37:30
uh really exemplified by the auto
37:32
manufacturers which are very very
37:34
complicated these lot of robots and it's
37:37
really very impressive what they do so
37:38
they've come in for a couple of sessions
37:41
uh with us cost of fortune and they've
37:43
really helped they were terrific
37:44
actually they helped us put together
37:46
a product a production line so you know
37:49
that porsche put their engines in the
37:51
back
37:52
you're not worried that you might end up

37:54
with sort of windows where doors are
37:55
supposed to be or something you know
37:58
we're doing a trailer system i think we
38:00
have to come back to them and maybe put
38:02
a nice mid engine in the trailer center
38:04
yes yeah the trailer doesn't alter 60 in
38:06
four seconds yeah i mean in terms of
38:08
production we have very very high goals
38:11
and robotics and speed and you're right
38:13
we absolutely plan on being a bahamas uh
38:16
our our goal to the the robot and
38:19
automation folks that we're just on
38:21
boarding now
38:22
is what we said to them is the
38:24
production line is basically in two
38:26
sections let's say we make the building
38:29
shells and then the building shells have
38:31
to be configured with those interiors
38:33
and we said okay on the building shell
38:35
side which is much simpler much simpler
38:37

than a car our goal to you
38:39
is
38:40
we want to have raw materials in one end
38:43
we want to have finished goods a
38:44
finished building shelves out the other
38:46
end and we want to turn the lights off
38:48
now
38:49
that may sounds a little dangerous but
38:51
and we're not really going to turn the
38:52
lights off but that's the goal that's
38:54
the brief that they have been set and
38:55
they're working with our engineers so
38:57
let's see a production line that turns
38:59
the lights off because now i know it's
39:01
really an automatic production line and
39:03
i believe that there is an inflection
39:05
point where we get uh so efficient the
39:08
cost i think is going to go to a point
39:10
that is so shockingly low
39:12
people are going to be just absolutely
39:15
stunned and that was going to be my next
39:17

question because the natural question is
39:19
you know how does the cost of what
39:22
you're building if you have a piece of
39:24
land and you have two comparable
39:26
buildings in terms of square footage and
39:29
in terms of um you know all the other
39:31
ratings that you would use to to compare
39:33
those two houses um
39:35
you know
39:36
is your home 10 less expensive 20
39:39
more expensive or how would you compare
39:42
that
39:42
in round figures
39:44
so it's a component the home is the home
39:47
itself we take care of everything from
39:48
the outside of the walls in let's say
39:51
and there are lots of other things you
39:53
have local land prices you're still to
39:56
put in a driveway you're going to need
39:58
to trench for utilities
40:00
i have septic city septic sewer and
40:04

things like that so it is a component
40:05
cost and i wouldn't want to
40:08
mislead folks but uh those building
40:11
shells
40:12
are doing all the heavy lifting and i
40:15
think that when we get really what what
40:18
we're doing after we get this first
40:19
production line up is we'll be looking
40:22
at massive efficiencies i look at that
40:25
production line behind me as a product
40:27
in and to itself it's a manufacturing
40:30
cell and we're going to look to make
40:32
that as efficient as possible and then
40:34
we're going to look to just print them
40:35
off we'll look we look to uh replicate
40:38
those
40:39
uh within our national borders and
40:41
around the world ultimately and have us
40:44
a very very high quality standard at a
40:47
very very low cost i'm not sure exactly
40:50
where that will land but
40:52

it's not about cost though is it because
40:54
you know we we are involved um through
40:56
my partners in in you know small um
41:00
residential construction projects and
41:02
look the problems are it's not just the
41:04
cost of the materials hey it's getting
41:05
the materials b is getting someone to
41:07
turn up and and put them up reliably and
41:11
then so there's all sorts of moving
41:13
parts associated with the construction
41:15
of a standard home
41:18
that
41:18
makes it very difficult to predict the
41:21
outcome so you're taking away
41:24
most if not all of those um you know
41:26
unpredictable elements
41:28
um and you're creating predictability so
41:30
when you have predictability then you
41:32
can forecast um and then you can deliver
41:35
so that's
41:36
what you're doing i think is
41:38
could end up being
41:39

one significant way that housing
41:42
shortages are solved because a housing
41:44
shortage depends on builders and
41:46
construction
41:47
companies so there's all of those so
41:49
it's not just about cost i don't want to
41:51
sort of mislead people that this is not
41:52
a direct comparison yeah the the labor
41:55
cost is
41:56
of course there's a whole bunch of
41:57
different components you know in it but
41:59
everything eventually goes through a
42:01
funnel and exit the cost you know so
42:03
it's not an unreasonable question but
42:05
the labor point you make is a very good
42:07
one and everybody has the labor problem
42:09
what i mean by everybody i mean it
42:11
doesn't matter if you're
42:13
you know dr horton and putting up a
42:15
community of hundreds of homes or euro
42:18
onesie homeowner
42:20

the dr horton guys have a problem of
42:22
getting lots and lots of plumbers and
42:25
electricians out to our a temporary
42:28
factory which is an open-air field and
42:30
maybe they'll show up maybe they won't
42:32
show up maybe they were in a bar the
42:34
night before uh there's there's no
42:36
liability afterwards they just dispersed
42:38
to the yes
42:39
of the earth you know in terms of
42:41
warranties and such and uh the whole the
42:44
single homeowner isn't going to get
42:46
those laborers either because they're
42:48
going to be working for the dr hortons
42:49
of the world so
42:51
you know everybody has a problem so you
42:53
know what what are the time consequences
42:55
and therefore the money consequences of
42:57
that and what are the time what what are
42:59
the money consequences of having a nine
43:02

month bills which is your average build

43:04
or a year and with all of those problems

43:06
you know you have to dribble money out

43:08
maybe you have to hire and

43:11
that's what i fire

43:11
about the knock-on effect so the

43:13
knock-on effects is if the building

43:14
becomes predictable then the funding

43:16
options change so the funding costs

43:19
potentially could come down because

43:20
people know that these buildings can be

43:22
built delivered and sold within a much

43:24
smaller window yeah exactly if you have

43:27
um i mean just like

43:29
the cost of money is absolutely huge

43:31
depending on the product plus the money

43:32
is absolutely huge if you knew that

43:34
boxable was out there and you could get

43:36
building shelves on amazon or directly

43:39
from us and you can order a couple of

43:41
hundred at a time and you know that come

43:43
within a week or so

43:45
because they're in inventory

43:47
you just park that problem aside you

43:49
take care of your truck infrastructure

43:52
do your garden you put your driveway in

43:55
put the street street lamps in and then

43:57
you order them they come late you save

43:59
the cost of the money or you back office

44:00
costs your architectural costs one of

44:03
the really great things talking about

44:05
knock-on costs is let's say take the

44:07
casita for example when folks put their

44:09
cathedra in

44:11
they need

44:12
a basement uh we will have those

44:14
basement plans online so i spend

44:16
spending a thousand or two thousand

44:18
dollars with a local engineer they'll

44:20
just download it from us and it doesn't

44:22
matter if they want a full basement a

44:24
slab pillows they'll download it from us

44:26
it's already done if we can do something

44:29
once and our tens of thousands of

44:31
customers can utilize that i don't know

44:34
that sounds like a really good deal to

44:36
me it sounds like a good business yes

44:38
yeah it does doesn't it and if we can so

44:40
and little casitas are architecturally

44:42
neutral they're very very plain on

44:44
purpose big country lots of different

44:46
flavors as i mentioned earlier we will

44:48
have downloads of exterior finishes for

44:51
the casita so if you want to turn it

44:54
into a

44:55
contemporary if you want to turn it into

44:57
a cookie cutter traditional like onion

44:59
or gingerbread house heck we're even

45:01
exciting the fact that you can actually

45:03
build these things in your backyard to

45:05
your own sort of fantasy design you know

45:07
give give your kids the uh charlie and

45:09
the chocolate factory that they've
45:10
always been asking actually absolutely
45:12
we even have you know we have a lot of
45:14
fun here there's a lot of light like
45:15
lighthearted stuff that goes on around
45:17
here and i think if you watch the videos
45:18
of the company you'll see that we will
45:20
also have a castle a 400 square foot
45:24
possible castle that you'll be able to
45:26
download and set it up just with regular
45:29
materials what we also plan to have in
45:31
terms of those knock-on effects that
45:33
you've you've put your finger on is um
45:36
is is possible you for a better word
45:38
boxable university so we will have a
45:43
a nationwide uh a group of installers
45:45
they'll be independent contractors that
45:48
have to
45:49
get certified with possible yeah and
45:52
different levels of certification we'll

45:54
have an online an online school but we
45:56
really want them to come to to the
45:59
school in las vegas to get certified for
46:01
a few days and it's a beautiful thing
46:03
because now you've got three parties
46:05
you've got
46:06
us you've got the certified possible
46:09
installer and you've got the homeowner
46:11
so the homeowner has a tremendous sense
46:13
of satisfaction because they know
46:16
that the installer can't screw up
46:18
because there's a higher authority and
46:21
the installer knows that he can't screw
46:24
up because he wants more business from
46:26
possible because it's completely the
46:27
opposite of the traditional you know
46:30
self-employed you know contractors who
46:32
can we go as they please
46:34
yeah so we will focus on what we have to
46:37
focus on which being which
46:39

matt the mass production the absolute
46:42
mass production
46:44
of custom structures when they get in
46:46
the field and really changing that
46:48
marketplace and we must stay focused on
46:50
that but that doesn't mean that we
46:52
cannot provide we're not going to go out
46:54
ourselves as possible staff and put up
46:57
the customer's possible casita but that
46:59
doesn't mean that our responsibility
47:01
ends when the driver drops it off we can
47:03
provide
47:04
so many support services so much
47:06
structure around that customer and it
47:09
doesn't matter
47:10
if there are if they're polti
47:12
or if they're mr and mrs smith in idaho
47:16
you know we provide the same level of
47:18
support because they both need the same
47:20
things ultimately and they can save one
47:22
architect they can save on engineers
47:24

they can get a fixed price um from from
47:27
the contractor from the boxable
47:29
installer the possible installer is
47:31
going to be happy as a clam he's going
47:33
to get fed
47:34
uh he's going to get fed customers
47:37
he's going to get repeat customers the
47:39
same customer when they want to maybe
47:41
grow their home they can grow with box
47:43
ball and there are a lot of ancillary
47:45
services that that guy is going to do
47:47
that installer is going to do some of
47:49
the things we mentioned earlier
47:50
landscaping driveways permitting yeah
47:53
and the building is very interesting we
47:54
have a relationship with permits.com
47:57
you can go to our landing page of
48:00
permits.com if you're thinking about
48:02
putting up a casita or in the future one
48:04
of our products you type in the zip code
48:06
you type in your address fantastic your
48:08
hand through the permit process so again
48:11
it's part of that problem pie sometimes
48:14
where we're providing a solution that's
48:16
a third-party solution but it's a
48:19
managed third-party solution by us so we
48:22
are the responsible party even if we're
48:24
not directly delivering that service and
48:27
we're not too interested about making
48:29
profit in those ancillary services in
48:31
fact i don't really think i want this to
48:33
well no because but it could
48:35
because it provides you with the ability
48:36
to
48:37
sell the main product
48:39
it's an ecosystem yes
48:41
i hate but it's actually well no no no
48:43
but i think in this case it is
48:45
it is true but
48:47
you know i i i cannot be you know it's
48:49
it is fascinating and the fact is this
48:51
business is
48:52
um you mentioned your first launch was a
48:54
couple of years ago in las vegas so you
48:57
know all of this really in the last
48:59
couple of years or so
49:01
is that is that a fair comment
49:03
i mean obviously there's enormous amount
49:04
of work as you say years and years of
49:06
work beforehand but but the launch the
49:08
the growth it's really happened very
49:11
very recently
49:13
yes absolutely so we obviously we we
49:16
noodle on problems for years uh before
49:19
they just stay for years and then you
49:21
pull the trigger and say okay let's go
49:23
so i would say we started we hit the
49:26
ground in 17.
49:28
um my business partner came came down
49:30
from california moved his family down we
49:32
brought key staff from new york and we
49:35
put ourselves in a rented office we knew
49:37
exactly what we were going to do um this
49:40

fact so it's been a few short years
49:42
we've done everything since from that
49:44
point to fully engineer the product
49:46
capital raised lots of partners
49:49
uh in terms of interested parties that
49:51
will be working together with
49:53
extraordinarily large companies setting
49:56
up this this little baby behind us
49:59
we
50:00
have taken
50:02
six or seven months from the time
50:05
we walked onto the lot uh absolutely
50:08
breathtaking speed and i would say that
50:10
the company right now
50:13
come companies shift focus in sort of in
50:18
over time and we've gone through the rd
50:21
r d phase now we're going
50:23
to the production phase and i would
50:26
liken the company to really a controlled
50:28
explosion yeah some some days a little
50:30
bit less control than other days but it
50:33
is a controlled explosion i think uh

50:35
you'll see us
50:37
growing the next year or two to perhaps
50:40
four million plus square feet we're in
50:43
the planning of that now building wide
50:46
and uh even that doesn't dig it do you
50:49
get your own zip code
50:51
well it's in
50:53
uh that's only about 200 acres but they
50:56
do have some laws here in
50:58
nevada that you you do get to run almost
51:01
as your own township as i say you know
51:03
welcome welcome to ceremony bill
51:07
it will be a very libertarian
51:08
freedom-loving land let me tell you yes
51:11
you're not going to go you're not going
51:12
to turn it into your own sort of
51:14
sovereign state at some point you know
51:16
maybe in the future
51:19
but on that note i'm going to shift
51:22
gears
51:23
um and now i'm not sure if you knew
51:25
about this but
51:26

we have the famous hooked on startups
51:29
quickfire questionnaire
51:31
oh i did not i was not aware oh goody
51:33
goody goody okay so i have 10 questions
51:37
um and and and you can answer them any
51:39
which way you wish so um
51:42
paolo tiramani are you ready question
51:44
number one
51:46
what is your favorite word
51:50
yes
51:51
what is your least favorite word
51:54
well
51:55
i'll have to go
51:56
with no
51:58
question number three
52:00
what are you most excited about right
52:02
now boxable growth
52:05
and doing some good you know we're not
52:07
we're not a charity we're not set up as
52:09
a charity
52:10
but
52:12
uh the goal of the company is to do good
52:14
works is to fix a really
52:16
huge problem so i would say growth
52:20

fantastic question number four what
52:22
turns you off right now
52:24
oh
52:26
government
52:28
government i don't care whose government
52:30
government just uh keeps loking up power
52:33
to itself a bit of bit of a side road to
52:35
the possible conversation doesn't really
52:38
affect possible but i think possible i
52:40
think government suffocates people and i
52:42
think we should focus on individual
52:44
liberty especially today
52:46
and it's that's not a left or right
52:48
that's not coming from the left or right
52:49
i hate them all
52:51
that's right yes universal hatred yes
52:53
question number five
52:55
what sound or noise do you love
52:59
oh probably the alien sound on my phone
53:02
when it rains currently
53:04
yes
53:05
and what sound or noise do you hate
53:08
i think when the alarms go off here

53:12
someone's stolen the factory or possibly
53:14
babies crying when it's not your baby
53:16
yeah that's right yes that probably does
53:18
not do my public image any good by the
53:20
way apk other people's kids yes question
53:22
number seven
53:24
what is your favorite curse word
53:28
53:29
it is it is and i say this every time it
53:31
is the most amazing word so
53:33
thank god for i'm not sure if you
53:35
can you know
53:36
and and all of its brothers and sisters
53:38
and uncles and aunts
53:39
and i got to add one more just for you
53:41
and me and i don't think i'm a flag
53:44
waving american now i grew up in the
53:46
italian i grew up in the uk
53:48
um so i'll give you a couple you know
53:51
bollocks yeah
53:53
in fact i had a license plate on a
53:55
motorcycle that said bollocks yeah yes
53:59

i had a um a website once my email
54:02
address was matthew at talkingbollow.cz
54:06
and the cz was a czech republic but it
54:08
was uh
54:10
but you're right bollocks isn't that
54:11
it's it's
54:13
underused and i hear but it has that
54:15
full
54:16
yes it's good it's good question number
54:19
eight
54:20
what profession other than your own
54:22
would you like to attempt
54:25
oh gosh
54:27
um
54:28
wow that's that's a hard one
54:31
i don't think i can do anything else
54:34
i'm a bit of a i might be a bit of a
54:36
one-trick pony i'm not sure amateur
54:38
neurologist in invention
54:41
gosh that's hard i mean sports sport
54:43
sports wise uh you know like i love
54:46
i love sports i love sparring i love
54:48
motorcycles so i think that's probably

54:50
very clever to talk about either
54:52
um but in terms of skill sets
54:55
well you could be the next barry scheen
54:57
or the next you know
54:59
yes well it's a bit of a short-lived
55:01
career so
55:03
moving swiftly on question
55:10
yes
55:12
and my final question if heaven exists
55:15
what would you like to hear god say when
55:17
you arrive at the pearly gates
55:20
oh gosh i wish i'd read the the your
55:22
question
55:25
come back well if it was um shirley
55:27
maclean it would be oh not you again
55:29
that's right yes
55:31
but it's always fun um
55:33
oh gosh you stumped me and i'm not
55:34
normally uh
55:36
short short short
55:37
as i said i mean it's just a bit of fun
55:39
you can well i would say go back your
55:40
work is not finished how's that
55:42
go build more box balls yeah someone

55:45
what are you doing here yeah
55:47
you're not on the list son that's right
55:50
that's brilliant apparently it's been
55:51
such a pleasure having you on honestly
55:52
i'm just so excited about everything
55:54
you're doing and and thank you for
55:56
giving me giving us an insight into this
55:59
huge success so i can't wait i'm
56:01
actually really excited now i'm gonna go
56:03
because
56:04
you know things like buying a piece of
56:05
land thinking how the hell am i gonna
56:07
build a house i think i've got a much
56:08
better idea now so you know how do other
56:11
people get in touch with you what's the
56:13
best way for other people to find out
56:15
more about how they can add themselves
56:17
to the
56:18
you know to the long and growing list of
56:20
people that uh you know want to take
56:22

advantage of what you're building yep uh
56:24
very easy boxable.com and of course you
56:28
can find out
56:29
much more about the company lots and
56:31
lots of uh youtubes
56:33
and
56:34
we have a lot of exciting things a lot
56:36
of really really fun
56:38
things in the pipeline i think that
56:41
your home you don't think of a home
56:43
delighting room but i think a home
56:46
should really delight you and i think
56:47
the showroom should grow with you and
56:50
maybe ungrow with you
56:52
and i think that so you you can look
56:54
forward to seeing a lot of great new
56:56
technology in the home as well really we
56:59
can aggregate pretty much everything
57:02
inside of those four walls because we
57:04
control the four walls
57:05
from lighting to your coffee maker and
57:08
just really a delightful ease of view so

57:11
stay tuned we have a very long
57:15
product cycle to get through and we
57:18
don't even know what we're going to come
57:19
up with but i can guarantee you it's
57:22
going to be affordable high quality fun
57:24
and very very exciting wonderful well
57:27
can't wait to see and thanks again it's
57:29
been such a pleasure having you on thank
57:30
you
57:31
thank you
57:32
[Music]
57:35
you are listening to hooked on startups
57:37
where every week you'll hear from some
57:39
of the most talented inspiring and
57:41
successful entrepreneurs who share their
57:43
real life stories how they overcame
57:45
challenges and failures and how they
57:47
mastered success
57:49
get ready for some of the best business
57:50
tips tricks and tactics and some frank
57:53
unscripted discussions
57:55

Paolo Tiramani | Boxbl | Vegas Circle Podcast |

Paki & Chris invite the C.E.O of Boxabl Mr. Paolo Tiramani, to join the CIRCLE for Episode 73.   Paolo founded Boxabl in 2017 with his business partner and son Galiano Tiramani. Boxabl is not your average building. Boxabls are built in a precision factory environment from cutting edge materials and are packed with the latest technology. Las Vegas-based Boxabl offers modern foldable homes starting at $50k or $250 per month. Complete right out of the box they offer Full-Size Kitchen, Bathroom, Living Room, Bedroom with a Full Appliance Packages included and can be set up within hours!! The Boxabl mission is to significantly lower the cost of homeownership for everyone. According to Forbes "Boxabl is revolutionizing affordable housing with its unfolding house, and customers including Elon Musk want it". On June 9, 2021, Elon Musk stated on his twitter account that his primary home is literally a $50k house in Boco Chica / Starbase that he rents from SpaceX.   www.boxabl.com www.TheVegasCircle.com

00:00
[Music]
00:11
welcome to vegas circle with pocky and
00:13
chris and today joining the circle with
00:14
us uh we're excited to sit down with
00:16
this businessman who actually holds 155
00:19
patents and is the ceo of boxable mr
00:22
paolo tiramani so we're excited to have
00:25
you in the circle man thanks for joining
00:26
us man great great to meet you guys
00:28
great yes going on here too yeah so you
00:30

got uh just a very diverse background
00:33
you know we were talking about offline
00:35
hold 155 patents you've got a mixture of
00:37
inventions from my understanding degrees
00:39
in mechanical engineering and industrial
00:41
design and so you're originally from
00:43
london england and when did you actually
00:44
move to the states yeah i mean i grew up
00:46
in london originally italian family grew
00:48
up in london british passport
00:51
and uh moved here when i was

00:53
20 21 right after college
00:56
england just felt really small the roads
00:58
were too narrow
00:59
and i'm like and and i got on the first
01:01
flight and uh to new york and i couldn't
01:04
believe it when i arrived it was like
01:06
magic yeah you're some pretty big cities
01:08
london and new york those are pretty
01:10
huge metropolitan area yeah but when you
01:12
come to america everything's so big it's
01:13

just felt great you know it just
felt
01:15
like a new life so
01:17
that was very nice yeah when
did you
01:19
actually move to vegas then sir
is this
01:20
is this home for you then yeah
01:22
absolutely i love it here
01:24
we moved here uh just about
five years
01:26
ago okay and my business
partner came
01:28
down from northern california
01:30
uh to to kick off this venture to
to
01:32
start boxable i brought
01:34
i brought a couple of key guys
with me
01:36
from from the east coast from
the east
01:38
coast business uh to set this
thing up
01:40
and i i love las vegas yeah it's
really
01:42
a fantastic town
01:44
and i live right on the strip
awesome
01:46
drive to north las vegas to the
factory
01:49
so i suppose that's a reverse
commute i
01:51
don't know
01:52
it never happens
01:53
you know it's like it's fantastic i
01:55
really we could have gone
anywhere in

01:56
the world
01:57
uh well
01:58
so we're patriots right so yeah
we could
02:01
have gone anywhere in the usa
and we
02:02
looked a lot of different places
and it
02:04
was just a no-brainer to come
to nevada
02:07
what was the big draw
obviously we know
02:09
about the tax benefits that las
vegas
02:10
offers to entrepreneurs but
ultimately
02:12
was that the biggest driving
factor for
02:14
you to locate your
warehousing yeah so
02:16
probably studying contrasts i
think
02:18
there's i don't think there's any
taxes
02:19
in new hampshire i might be
wrong about
02:20
that there's an awful lot of
snow yeah
02:22
yeah and uh florida's good but
there's
02:24
an awful lot of bugs and you
get super
02:26
sweaty texas we love it's a
land of
02:28
freedom
02:29
um but then eventually you
know we
02:31

thought migrate west uh
seemed to have
02:33
worked out well before coming
from the
02:35
uk
02:36
just keep going west you can't
go to
02:37
california because everybody's
crazy and
02:39
even the people in california
think
02:40
they're crazy
02:42
so
02:43
uh but seriously the traffic
corridor is
02:45
fantastic here it's not too far
from the
02:47
port uh income tax of course is
great to
02:50
your talent
02:51
and uh we are we're hearing
talent from
02:53
from california all the time
from
02:55
silicon valley all the time and
then i
02:58
think there's a nice general
sense of
02:59
freedom i think personally i
love the
03:01
desert i love the open skies uh
i like i
03:04
love nellis airforce base you
know
03:06
there's a lot of things
03:07
to love and on that four mile
strip
03:10

which actually takes i think i heard 97
03:12
or 98 of the tax revenue for the entire
03:14
state yes you can you know is it
03:17
is it a little bit glam is it a little
03:18
bit fake hell yeah yeah
03:21
it's so fantastic and you can get the
03:23
best of everything you can get the best
03:24
brands the best restaurants the best of
03:26
everything in four miles
03:29
why would i not want to live there yeah
03:31
it's funny
03:32
yeah we talk all the time both chris and
03:34
i are from the midwest right and we love
03:36
it this is both home for us
03:38
originally from chicago and then from
03:40
the detroit area so for us for me it was
03:42
specifically i was like you know i could
03:43
get rich in michigan
03:45
or i could be broke in vegas i'd rather
03:47
be broke in vegas than rich in michigan
03:48
there's not much to do over there
03:49
there's something that is and it's very

03:51
cold actually we're trying to lure a
03:53
very talented guy actually from detroit
03:56
he's got a beautiful girlfriend he's an
03:57
indian girl and she came over here a few
03:59
years ago it's my understanding and she
04:01
refuses to wear boots
04:03
she only wears sandals
04:05
she's in and she's you know it's a bit
04:07
cold well the house is a bit cold it's
04:09
warm like this is a slam dunk they have
04:11
to move here
04:14
i never looked back once i moved here so
04:16
i'm sure they'll enjoy it yeah can you
04:17
kind of share what boxable is just for
04:20
our listeners we're familiar with it
04:21
yeah can you just kind of share you know
04:23
just a brief kind of background of of
04:25
what boxable would be yeah absolutely so
04:27
from the absolute top level down it's a
04:29
new construction technology new building
04:31

construction technology and if we look
04:33
at new building if we look at the
04:34
building construction technology today
04:36
it is completely pre-industrial what i
04:39
mean it's you know what i mean by
04:41
pre-industrial i mean it's not built in
04:43
a factory everything in our lives today
04:45
is built in a factory everything you
04:46
can't name one thing the shirt you're
04:48
wearing that's true uh absolutely
04:49
everything but not buildings uh and the
04:52
reason for that is they're big right so
04:55
to show how absurd it is not to put
04:57
buildings in a factory is if somebody if
04:58
you ordered a car ordered a nice car
05:01
and then come and knock on your door
05:02
with some sheet steel and say where's
05:03
the garage we're going to assemble this
05:05
car for you
05:06
exactly yeah and that's what we're doing
05:08

with building construction so we're

05:09
engineers we're inventors we're

05:11
futurists technologists industrial

05:13
designers there's a wide group of people

05:16
we said okay let's set our minds to

05:17
fixing the biggest problem that we can

05:19
find

05:20
and as production people you know this

05:22
thing was just laying there it's like

05:24
wow this is the last

05:26
big uh

05:28
technology that's not been put in a

05:29
factory and there's very good reasons

05:31
for that obviously they're very big

05:32
you know they ship

05:34
and the factory solution ship very wide

05:36
load now in the field literally in the

05:38
field they're they're very tough to make

05:40
you've got guys running up down ladders

05:41
with nails and things like that it

05:43
doesn't work there's no economies of

05:44

scale you can't move things around so we

05:47
looked at it and said okay how do we fix

05:49
this and we fixed it with boxable

05:51
boxable ships eight and a half foot wide

05:54
which means it can ship anywhere around

05:56
the world and then it unpacks to 20 foot

05:58
wide

05:59
and they're basically three building

06:02
shells if you think about legos

06:04
we can think about like well played with

06:07
legos as a kid right so you can still

06:08
think about that yeah my kids do two

06:10
years

06:11
you don't have to share everything

06:15
but there's a little square one right

06:17
and then there's the rectangular one

06:19
uh the rectangular one and there's the

06:21
one in between that nobody uses you know

06:23
the one with the six bumps yeah yeah so

06:25
that's boxable those are three building

06:27
shells and the largest one is the one

06:31
with the eight bumps if you're looking

06:32
thinking legos is uh you know 40 foot

06:36
clear span nine and a half foot ceiling

06:38
20 foot wide cut windows and doors

06:40
anywhere you want it's all pre-chased

06:42
for electrical no head is required

06:45
unbelievably strong pack unpack pack

06:47
unpack combine them stack them uh can't

06:51
deliver them so you get free porches on

06:52
one side decks on the other and if you

06:55
unless you're unless you're

06:56
an eskimo

06:58
uh we're all living in square rooms

07:00
unless you're living in an egg and an

07:01
igloo that's true we're all living in

07:04
rectilinear rooms so it's it's really

07:06
very architecturally neutral we said wow

07:08
this is pretty cool it's a pretty cool

07:10
start with these three building modules

07:12
we can build most things most of the

07:14

time
07:15
we can build them in a factory without
07:17
shipping compromise and then when they
07:19
get to their destination they can unpack
07:22
so
07:23
basically that's what the technology is
07:26
and we attended ibs which is the
07:28
international builder show it's actually
07:30
not very international it's just in las
07:31
vegas yeah yeah we can't believe it
07:33
was like the world series
07:36
and uh so
07:38
and we we showed up with uh a 1600
07:41
square foot poem it was two bedrooms it
07:43
was stunning everybody went ooh and r
07:46
was great and at the end of it they said
07:48
all right well what can we buy from you
07:49
and my business partner and i looked at
07:51
each other and we're like i don't know
07:54
it seemed really cool you know so
07:56
so we did that so then after that we
07:58

said okay we need to we need to take the
07:59
building technology we need to take
08:01
these building shells and configure
08:03
we need to configure it into something
08:05
into a product people can buy so he said
08:07
okay let's start with the smallest one
08:09
the 20 by 20
08:11
and what can we do and we're here out in
08:14
the nevada it's close to california and
08:17
the adus which for your viewers and
08:19
listeners accessory dwelling units
08:22
sort of backyard apartments
08:24
that allows more density
08:26
for built-up neighborhoods to get more
08:28
housing in so we said okay let's
08:30
configure an adu let's let's configure a
08:33
studio home
08:34
so we configured the boxable casita just
08:37
no doubt you know what you've seen
08:38
online
08:39
and then just the world absolutely
08:40

exploded and we got uh tens and tens of
08:44
tens of thousands of orders i think
08:45
we've crossed over a hundred thousand oh
08:47
wow and pre-orders now wow it's insane
08:50
yeah and um
08:51
everybody's got their use case for it so
08:54
that's sort of the arc of the company so
08:57
our original plan was well let's make a
08:59
couple hundred of these and see how it
09:00
goes but when you have an order book
09:02
like that that's not going to fly you
09:04
can upset a lot of people
09:05
so you know we had with all the
09:07
intellectual capacity but the team and
09:09
the and the resources
09:11
to scale it so we just said let's do it
09:14
and so we're following the market uh now
09:16
we've opened up you know a rather
09:18
sizable factory in north las vegas so
09:21
yeah so that's a like you know five
09:23
minute arc yeah no it's good it's gonna

09:25
be able to get the listeners to context
09:26
you know we were looking at it and i
09:27
mean
09:28
guys you got to check out the box boys
09:30
it's an amaze i mean it's fully furnish
09:33
all the appliances for like less than
09:35
fifty thousand i couldn't believe yep
09:37
and it's high-end it's not like cheap
09:39
stuff i mean it looks contemporary it's
09:41
very very nice yeah it gives me like a
09:43
ton of questions you know how is like
09:44
the development process like when you
09:46
have an idea like that it's a pretty
09:48
like ambitious project
09:50
and it's easy to say we want to solve
09:52
the problem of housing but i'm sure the
09:54
process from start to actually
09:55
production how long did that take and
09:57
what kind of like hurdles did you have
09:58
to overcome to
09:59
through that development process because

10:01
even just manufacturing small items and
10:03
i'm assuming your engineer background
10:04
helps but it's a lot
10:07
yeah so that's that's actually a really
10:08
terrific question so when we when we way
10:11
back a few years ago when we decided to
10:13
tackle a project and become operators in
10:15
space you know prior to that we were
10:18
engineers inventors and we were licensed
10:19
products to industry we said okay let's
10:21
become operators let's fix a problem
10:24
and uh so we identified this
10:26
construction marketplace as being
10:28
pre-industrial and then to answer your
10:30
question specifically it took several
10:33
years just to even figure out what the
10:34
problems were and what what questions to
10:37
ask like let's try not ask dumb
10:38
questions yeah you know and that sounds
10:40
pretty simple but it's not it took a
10:42

very long time to figure out what
10:45
questions to ask
10:47
and
10:48
so
10:49
the way we approach any problem and that
10:51
the housing the housing problems are no
10:54
different is we look at it as a pie it's
10:56
just a big old pie call it a problem pie
10:58
internally and we slice it up and we
11:00
keep slicing it up and we attack each of
11:03
those uh segments each of those slices
11:05
individually
11:07
and it's a very interesting thing
11:08
happens if you take a pizza pie whatever
11:10
your favorite pie is yeah might be apple
11:12
i don't know
11:18
so you know the slices they get smaller
11:20
and smaller and smaller and you attack
11:22
them all with equal vigor and you put
11:24
teams on them and then a strange thing
11:26
happens you know one one problem helps
11:28
another problem and you can see so it's

11:30
a very very interesting
11:31
process and uh so it just took a bunch
11:34
of years to get there and there are and
11:37
i think that we almost at the end
11:40
conceptually anyway
11:41
of figuring out all all the problems
11:44
from the obvious one of how do you make
11:46
something narrow enough in a factory and
11:49
big enough in its final destination how
11:51
do you make something with
11:54
immense repeatability which means they
11:55
all have to be the same in the factory
11:58
and yet have ultimate customization in
12:00
the field for our customers which are
12:03
everything to us
12:05
um and on and on and on you know in the
12:07
field
12:08
you get uh you have to use cranes to to
12:11
uh
12:12
to unload uh typically factory houses
12:15
modular houses tiny homes you don't need
12:17
any of that

12:18
without product so it's just just the
12:21
addressable problems have to be attacked
12:24
you know with sort of intellectual vigor
12:26
yeah you know one one by one yeah yeah
12:29
because it's really um
12:32
you know because it seems like once you
12:33
solve one challenge there's inherently
12:34
more challenges that come because now
12:36
you know because even just from a
12:37
factory perspective the margin of error
12:38
on the installation of these has to be
12:40
very slim if you're compacting them they
12:42
have to be able to fit perfectly on top
12:43
of each other if it's off by a few
12:45
degrees you're basically
12:46
you know don't have a functioning
12:48
product at that point you're out 50 000
12:50
that's a pretty big investment and you
12:52
know um have you is there anything you
12:54
ran into just from like say i were to
12:55

purchase one and i want to put one in my
12:57
backyard do i have to get permitting do
12:59
i have to can i just go and throw it out
13:01
there is it how is that kind of
13:02
installation process yep so from the
13:04
user end uh you've identified correctly
13:06
permits right so
13:08
there are a number of permits permitting
13:10
issues and
13:12
again if you relate to the automotive
13:14
analogy everything
13:16
is
13:17
is is one you know there's one blanket
13:19
set of rules and you can you can buy a
13:22
gm vehicle or whatever it is in one
13:23
state and it's fine in all the other
13:25
states and that's not not only is that
13:27
not the issue with homes state by state
13:29
but it's municipality by new
13:31
municipality this
13:33
byzantium sort of rule structure or lack
13:36
of structure i would say
13:38

and it's uh it's very very
difficult and
13:40
then the codes that are out
there
13:43
aren't very good as far as we're
13:44
concerned you know the
highest code is
13:46
the modular code to the
modular homes
13:48
that's the highest
13:50
standard it's better even than
stick
13:51
built codes and you have to go
through
13:54
and get those certifications
state by
13:56
state so it's 50 states and for
us it's
13:58
a lot of work but it's also a
barrier to
14:00
entry for others and we have a
lot of
14:02
those for uh for our as well you
know
14:04
competitors i want to be
competitors so
14:06
there's the modular code and
then one
14:08
below that is the uh the hud
14:11
housing code and that's crap
frankly am
14:13
i allowed to say crap you said
whatever
14:15
[Laughter]
14:18
and then beneath that of
course we have
14:20
trailer uh you know trailer and
rv
14:24

codes so
14:25
for us we don't care it's we're
14:27
significantly stronger than all
of that
14:29
so that's actually something
just taking
14:31
a little side road here but that's
14:33
something we want to do we
want to have
14:34
a boxable code at the federal
level and
14:37
have a national standard so we
want it
14:39
to be significantly higher
standard
14:41
than the stuff that's out there
now
14:44
we can actually comply to all
of them we
14:46
certainly outperform the
modular code
14:49
which means we outperform
the hud code
14:52
and what's really really
interesting if
14:54
you're
14:55
a sort of in the woods uh leave
me alone
14:58
libertarian
14:59
uh that our homes because
they pack down
15:02
to eight and a half feet wide
15:04
you can actually register them
as rvs
15:07
and trailers
15:08
so it's very interesting you
know what
15:10

this attack taxman
15:13
you know we'll have to find out
um and
15:15
in terms of the permits um
15:17
we we have an arrangement
with
15:19
permits.com uh you can find a
landing
15:22
page on their site so you put in
your
15:23
zip code
15:24
and you get um
15:26
you can see what permits are
required
15:28
for your product and then in
terms of
15:30
the installation you know we're
not all
15:32
general contractors i suspect
none of us
15:35
sitting here are general
contractors
15:37
so we'll we'll be establishing a
boxable
15:39
you a boxable university if you
like
15:42
uh so we'll have certified
installers so
15:44
we'll have different levels you
know
15:45
we'll have online certified
installers
15:48
folks that have visited the
factories
15:50
certified installers so we'll
have three
15:52
parties in the connection and
the
15:54

equation they'll be possible the factory

15:56
they'll be the customer who's number one

15:58
and then they'll be the certified

16:00
installer so that gives a lot of surety

16:02
for that homeowner that they can choose

16:04
from our list of certified installers

16:07
that certified institute is not going to

16:08
run away because he's not going to get

16:09
another job and we're going to be

16:10
feeding him jobs and they're going to be

16:12
great so it fixes a lot of structural

16:14
problems that

16:16
individual

16:17
non-builders find if they want to build

16:20
their dream home yeah it's amazing you

16:23
know what you've been able to break down

16:24
with with the boxable and the story and

16:25
everything it's been rumored that eli

16:28
muss actually lives in one of these is

16:29
that something you could share or what

16:31
what's the story behind this because i'm

16:33
seeing this man i can't talk about that

16:35
okay i knew you're gonna say that i had

16:37
to add i had to try yeah i had to try it

16:38
yeah just come together yeah but it's

16:41
amazing man i mean being able to see

16:42
what you've been able to do you know

16:44
it's obviously hit everywhere um it's

16:45
amazing to be able to have in vegas and

16:47
be able to produce jobs in vegas which

16:48
is also awesome to be able to do that

16:51
and then be able to distribute it so

16:52
right now you can ship anywhere in the

16:55
united states yeah we will be able to

16:57
and the factory's live and it is it is

16:59
great to be in in las vegas the we call

17:01
it factory one uh we'll be graduating i

17:04
hope uh the next year we're already

17:06
looking for land for factory two which

17:08
will be awesome significantly larger and

17:10
uh this one is a hundred seventy

17:12
thousand square feet it's uh eighth four

17:14
mile long it's four football

17:16
four football fields uh all under one

17:18
roof uh four acres i should stand or

17:19
wonder and um we should be about 105 110

17:24
people per shift three shifts about 40

17:27
in the office we're talking about

17:29
350

17:30
uh people 350 staff in that location so

17:34
it's pretty nice even though the casinos

17:36
hire lots of people which is great you

17:38
know i think you know with an economic

17:39
multiplier of seven don't hold me to the

17:41
math the several thousand people

17:44
to be helped by the box ball factory and

17:46
we're in north las vegas we've got uh

17:49
mayor john lee has been unbelievable to

17:50
us i call him big john yeah i don't know

17:52
if he likes me calling him big job

17:54

but i've sort of said it now yeah uh so
17:57
they've been not las vegas is very very
17:59
pro-business and you know they've been
18:01
absolutely
18:03
uh terrific um and to answer your
18:05
question in a very roundabout way you're
18:07
getting there yeah um
18:09
yeah
18:10
ship ship all over the world ship all
18:12
over the country all over the world and
18:14
even though we're optimized for shipping
18:16
so
18:17
if you look at a regular
18:20
mobile home
18:21
or a modular home
18:23
they're shipping 14 foot wide and
18:26
that means flat cars front and rear
18:29
means
18:30
permits state by state i mean it's a
18:32
complete disaster and when it gets when
18:35
it gets to the site 14 foot wide really
18:38
doesn't work for the architect you know
18:39

architects you know they're fussy types
18:41
you know like to throw billers just
18:42
exactly the right place and it just
18:44
seriously doesn't work you know
18:46
uh
18:47
you know corridors are three foot wide
18:49
bathrooms are five foot wide closets are
18:51
two foot wide um
18:54
and things have to fit in
18:56
and what's sufficient 14 foot is not
18:59
they want at least 16 17 18 feet
19:02
for it to work so for those for those
19:05
owners buying those 14 foot wide
19:08
product it means they've got a
19:09
compromised product that they have to
19:11
live with
19:12
uh for for one trip once in a lifetime
19:15
to deliver that
19:16
that product they've got to live with
19:18
that legacy restriction for the life of
19:21
the property whereas where you know 20
19:23
20 foot wide uh when we're when we're

19:26
unpacked
19:27
um
19:28
eight and a half foot wide means we can
19:30
go
19:31
all around the country all around the
19:32
world no flag cars no permits
19:35
just throw on a throw on a trailer and
19:38
go and
19:39
the other end of the spectrum you've got
19:41
the modular homes and then at the other
19:43
end of the spectrum we've got the the
19:45
container guys and the container guys
19:48
are very innovative with what they do
19:50
but at the end of the day they're
19:52
they're eight foot wide and this is six
19:55
foot wide yeah how about you but i don't
19:57
want to live no it's something as wide
19:58
as my arms you know no it's true yeah
20:00
and the height is eight foot and the
20:02
problem with the container product is
20:04
there's something called thermal
20:06

bridging you know you don't want to live
20:07
in a steel box because you can get very
20:09
cold yeah but it can get
20:11
that was actually what i was going to do
20:13
it's called thermal bridging so you're
20:15
going to be living in a in an oven you
20:17
know so then they clad them in the
20:18
inside and then clad them on the outside
20:21
and at that point you may as well take
20:23
away the container that you originally
20:24
thought of yeah just not start and then
20:27
they're just very compromised because
20:28
they're very small so but i do respect
20:31
and then of course the tiny home
20:32
movement of course but i do respect
20:34
folks are desperately looking for
20:36
freedom i see that the uh
20:38
the tiny home movement and even the
20:40
container movement
20:42
isn't because people want to live in
20:43
tiny boxes they can tell themselves they

20:46
want to live in tiny boxes but really
20:48
it's almost a cry for freedom
20:50
to say i want some liberty i want some
20:52
money left over i don't want to be going
20:54
to work every day just to pay for my
20:56
rent i agree so
20:58
you know they're all trying to
21:01
trying to reach reach that customer and
21:03
and fill that need yeah so yeah it feels
21:06
amazing yeah i mean like we were talking
21:07
offline i mean i know you've got to
21:08
share this it's unbelievable what you do
21:10
especially with the housing costs
21:11
everything is just continuing to rise
21:13
and uh you definitely figured that
21:15
riddle out whatever barrier of entry
21:17
gets for housing it seems like you're
21:18
kind of coming at the perfect time with
21:20
the townie tiny house movement yeah very
21:22
entry housing is skyrocketing people
21:24

can't even afford to buy their first
21:25
home especially people just not entering
21:27
the job market it's they're looking for
21:29
opportunities and
21:31
you know one thing that stands out to me
21:33
is when you present options like this
21:34
there's always like tertiary items that
21:36
happen or secondary items
21:38
that it's going to present some business
21:40
opportunities for a lot of people as
21:41
well i would assume with airbnb being
21:43
able to rent out casitas in the back you
21:46
know what is like boxable's vision on
21:48
these secondary businesses are you guys
21:49
gonna embrace them or are you gonna do
21:52
them yourself and kind of have
21:55
almost like a boxable community
21:58
airbnb rental homes in the back of a
22:00
business yeah right absolutely so
22:03
um so of course we're going to embrace
22:05
anybody uh that wants to purchase a

22:07
boxable first first and foremost so

22:09
we're sort of agnostic about their

22:11
individual use cases in fact that's the

22:13
whole point right so we i mean you know

22:16
the airbnb model is the same as an uber

22:19
or a lyft or essentially an ebay and all

22:22
these other

22:24
sort of democratized models uh that take

22:27
to take a

22:28
central organization out of the out of

22:30
the system and allows peer-to-peer

22:34
business

22:35
and that sounds an awful lot like

22:36
freedom to me as well so any way we can

22:39
enable that we're going to do that uh

22:42
you know in one of the interesting

22:43
things sort of so tangentially related

22:45
to what you're saying

22:46
is uh when we attended that first year

22:49
actually when we attended yeah when we

22:51
attended that first year

22:52
we had some fundamental questions we

22:54
needed to ask it's like well the people

22:56
like it that are like the price etc and

22:58
one of the big questions i had as a

23:00
designer with my design hat on is like

23:02
are the architects gonna hate us and i'm

23:04
like think to myself but they shouldn't

23:06
hate us uh but they probably will

23:09
and it was very interesting and not only

23:11
did they not hate us they absolutely

23:13
loved us because we were taking away

23:16
um the nuisance work you know in terms

23:18
of the rigidity of walls and the spans

23:20
and the lifting and it allow it just

23:22
allowed the architects to create yeah so

23:25
i think there's a bit of a

23:26
reconfiguration of who does what you

23:29
know for example there's an architect

23:31
he's going to do more um

23:34
the uh installers and uh just small

23:38
general contractors they're going to

23:39
turn more jobs they're going to get

23:41
business from us as we mentioned earlier

23:43
from the boxable u

23:45
and then we we think about like the

23:47
large home builders the dr hortons cavco

23:50
all of these

23:51
um all of these folks running really

23:53
fine enterprises are they going to be

23:54
upset the stick builders no

23:57
um in fact we're talking the dr horton

23:59
now they're the one the number one home

24:00
builder

24:01
um i think in the world they're making a

24:03
hundred thousand homes a year and

24:05
they've come down and visited us with a

24:07
whole bunch of others so it's very

24:08
interesting

24:10
everybody can find you know their use

24:12
case for airbnb

24:14
absolutely fantastic and in terms of

24:16
other use cases whether it's a man cave

24:18
or a cabin in the woods or
24:21
um configuring them as diners
24:23
pre-configuring them as diners and we'll
24:25
we'll do what we've done from day one
24:27
which is
24:28
uh you know follow our customers lead in
24:30
terms of what they tell us that we
24:32
should be doing
24:33
next so we're really only just getting
24:35
started with the casita
24:37
and i think that there are two lanes two
24:39
business lanes two product lanes to the
24:41
business i think one is
24:44
three sizes of pretty much empty
24:46
building shell yeah and you just get it
24:48
and you unpack it and you go woohoo i'm
24:50
gonna
24:52
open up my rip open my chainsaw and
24:54
start cutting some windows and doors and
24:56
i'm gonna make
24:57
whatever you want to make yeah out of
25:00
your boxable and then the other lane
25:02

is the pre-configurations where we we
25:04
will supply them with kitchens with
25:06
bathrooms with staircases with
25:08
fireplaces all in stern turnkey
25:12
um
25:13
and uh and it's a much lighter lift and
25:15
people can get going sort of right here
25:17
right now
25:18
uh so and that's one of one of the one
25:20
of the key
25:21
uh one one of the key disciplines we
25:24
have with box ball one of the key
25:25
inventions is one of the things critical
25:28
things we discovered is about most
25:30
residential structures are about 60 or
25:32
70 percent
25:33
empty room and you know like the room
25:36
we're in right now it's pretty much
25:37
empty apart from us in it right yeah
25:39
that's true and and then there's the
25:41
dollar dance stuff which is not empty so
25:43

those are you know boiler rooms and
25:45
closets and stairs and kitchens and
25:47
bathrooms
25:49
and that's about it actually i just
25:52
ticked them off on one hand yeah and so
25:55
boxwood doesn't pack down all the way it
25:57
only packs down about 70 of the way and
25:59
it leaves a six-foot corridor so all of
26:01
those products can be installed
26:04
in the factory where it's super
26:05
efficient and uh talk about unboxing you
26:08
know we all see these unboxing videos on
26:10
tv i think boxable is the ultimate
26:11
unboxing
26:13
you know so we'll look forward to that
26:14
but when the customer unboxes it they
26:16
should be able to do that in about an
26:19
hour buttoned up in about an hour it is
26:21
lightning fast
26:23
all the utilities water waste
26:26
electric all ports to one corner
26:29
so they plug in they turn it on and

26:31
they're living and it looks just like a
26:32
beautiful normal home
26:34
you know on the inside so a lot of
26:36
different uh use cases yeah i couldn't
26:39
believe it when i first saw one of the
26:40
videos i think it was with dr ben carson
26:42
when you had the interview with him and
26:43
i saw the saw the video and i'm like
26:45
this thing is unbelievable with the
26:46
casita is anybody living in one in las
26:48
vegas that you can actually see or do
26:51
you go do you go to the factory and you
26:52
can actually see yeah like a complete
26:54
one or how does it work so
26:56
we've built uh four generations of
26:58
prototypes we have
26:59
uh four
27:01
three i think now uh uh prototypes and
27:04
we're turning on productions so
27:06
when you talk about production
27:08
production needs molds it needs very

27:10
large equipment to make so
27:13
you go from zero to one you know as
27:14
peter thiel says you go from zero to one
27:17
and it's it's like crossing the rubicon
27:19
sure i think uh
27:21
our uh
27:22
our
27:23
director of manufacturing might be uh
27:24
george washington you know crossing the
27:26
potomac there i think i'm hacking my
27:28
history by the way my analogy is getting
27:30
a little unruly
27:32
but uh yeah it's very interesting uh and
27:34
i would encourage you guys and also uh
27:37
any any of the listeners sure just to
27:39
come up to north las vegas uh you'll
27:42
you'll you'll find this in google and
27:43
waze apple has yet to catch up but
27:46
you'll find this on google and waze and
27:48
we take walk-ins and we have organized
27:51
uh we love our customers so much it's
27:53

really the as amazon model customer
27:55
first
27:56
that we've set up a factory tour that's
27:59
like a jurassic park ride
28:01
you get in a six-seat car and the doors
28:04
you have to put on the gear the ppe the
28:06
personal protective equipment and the
28:08
doors open
28:09
and you go on
28:12
the disney ride around the factory and
28:15
we have a couple of folks up front that
28:17
they're only allowed to wear white
28:18
alexis if you're listening
28:20
and
28:21
we call them fabulous because we call
28:23
them fabs because they're fabulous
28:25
and they know we're having a lot of fun
28:27
we represent the face of the country and
28:28
they will give any walk-in a tour of
28:31
both the factory and a model and it's
28:33
just 20 miles away from here 20 minutes
28:36
away from here so so it's a lot of fun

28:38
and for us we also get tremendous
28:40
feedback because we're really kind of
28:43
we're really getting very close to the
28:45
customers on a daily basis and their
28:47
engineers and marketing folks we'll just
28:49
jump on
28:51
on a ride every now and then
28:53
uh i think
28:54
mostly because they're children
28:56
they'll hop on a ride to listen to what
28:57
the customers
28:59
are telling us so yeah so it's a lot
29:01
it's a lot of fun and we do have uh some
29:03
unpacked outside and once we get into
29:06
production we will be putting
29:08
uh we're putting up a village street
29:10
outside in
29:12
one to three levels
29:14
uh different architectural styles you
29:16
know we're we're our product is
29:18
architecturally neutral especially on
29:20
the outside this is a big country big

29:22
world and we're not going to tell people
29:24
oh you got to live in this a frame
29:25
you've got to live in this
29:27
colonial or this contemporary now you
29:29
know you can live in whatever you want
29:31
to live in so we'll be putting up a
29:33
village a village street where people
29:35
can really see sort of their imagination
29:38
uh
29:39
fulfilled
29:41
we have a government order right now
29:42
that we're fulfilling with
29:44
the department of defense
29:46
for 156 units so
29:49
i think we'll probably
29:51
finish that order before we put any
29:53
outside i don't want i don't want an
29:55
extra set missiles you know
29:58
getting lasered out of the factory yeah
30:00
from a military drone or something
30:02
something like that you know they make
30:04
me a bit nervous but they actually
30:06

they've actually been great uh they had
30:09
took a tremendous leap of faith in us
30:11
and we had
30:12
a bunch of bunch of colonels come down
30:15
yeah yeah they sort of come in bushels i
30:16
don't know how many a bushel is but they
30:18
come in bunches they're kernels
30:21
they put the order in and he said fellas
30:23
you know we're a startup right you know
30:25
our startup and he said yeah we never
30:26
started they said well why don't you
30:27
come down and see us
30:29
and uh we brought them down to a giant
30:31
empty building
30:32
yeah and i just stood there with them
30:34
and i said we're gonna do this over here
30:35
and that over there and i'm like with my
30:37
business partner i'm like
30:39
they gotta you know they gotta kick us
30:41
out any second yeah the visualization
30:43
but it does probably work yeah it
30:44

doesn't matter they they went for it
30:46
they went for it and they gave us the
30:47
order and i'm like wow yeah that's some
30:50
that's amazing and they've been back
30:52
several times and what they've been able
30:53
to do for us with our own engineering
30:56
team is they're incredibly thyroids the
30:58
military and they're very analytical
31:01
they get very very granular and they've
31:02
been tremendously helpful and they come
31:04
down you know every every couple of
31:06
months um it's been a bit of a challenge
31:08
obviously with uh covert delaying all
31:10
the shipping and
31:11
the ports and everything containers have
31:13
gone from 1800
31:15
dollars a container to 20
31:17
that's a container yeah i'm hearing
31:18
ridiculous numbers yeah yeah so it's got
31:21
interesting so far yeah no it's it's
31:24
amazing man and chris and i will 100

31:26
percent be up there and check it out
31:27
absolutely we were so excited to be able
31:29
to see it give you guys my cell number
31:31
and yeah i got a direct yeah the number
31:33
is no i'm kidding
31:34
you get blown up everybody coming in for
31:36
tours no it's amazing man and be able to
31:38
see that i mean yeah you guys are doing
31:40
some amazing and it's great to see you
31:41
in our backyard being in vegas you know
31:43
for sure one question we do have for our
31:45
guests is you live on the strip yes when
31:47
you're not building box where you're not
31:48
traveling everywhere yeah where would
31:50
you recommend to eat at or your or your
31:52
favorite restaurant
31:54
okay well this is a big shout out to my
31:57
italian
31:58
uh friend
32:06
it's just off off the strip yeah uh it's
32:09
absolutely fantastic uh mastros

32:12
obviously
32:13
is fantastic and then there's like five
32:15
guys burgers that's awesome
32:17
that's super awesome
32:19
you know i didn't think you would eat
32:20
anything i'm so looking at your business
32:22
i didn't think you would eat five guys
32:23
but pandavino is excellent great food i
32:25
can binge even the best
32:29
good masters is very good i've been in
32:31
panavina i've been to mastros try to
32:32
stay away from five guys but those are
32:34
great great recommendations for sure i
32:36
get my share yeah
32:38
okay what else is up for you man where
32:40
are you focused for just this year and
32:42
you know what what's kind of your vision
32:43
for the rest of 2021 for for 2021 uh
32:48
it's uh it's fast coming to to a close
32:50
sure and we're looking at factory one
32:53
uh
32:54

so we want to get that up up and
32:56
operational
32:58
and as soon as we get to probably 60 or
33:01
70 efficiency we're looking at producing
33:04
a house every 90 minutes which is pretty
33:06
cool
33:08
but really it's not uh that that that
33:10
much we can only produce about three and
33:12
a half thousand homes
33:14
from that location so
33:16
factory two we want to be able to build
33:19
300 000 homes
33:21
from that locations and i said we're not
33:22
hanging around we're looking for land
33:24
now
33:25
and it's all about the manufacturing
33:27
cell so
33:28
a manufacturing cell is just a fancy way
33:31
of saying raw material in in one end
33:34
sure and box pools out the other end and
33:37
so
33:38
we're experimenting now sort of learning
33:40

that craft figuring out where the
33:42
bottlenecks are
33:43
and it's a simple process whatever the
33:46
longest lead time item whatever the
33:48
longest task
33:50
is
33:51
you just
33:52
double the machinery double demand power
33:54
and go to the next high nail and i think
33:57
we should be able to get production down
33:58
to about 15 minutes
34:00
we won't do that this year
34:01
but the goal this year is is is fairly
34:04
straightforward we want to uh
34:07
we want to uh deliver deliver that order
34:10
uh we've we've raised about uh i don't
34:13
know if i can say this out loud but i'm
34:15
gonna say anyway i think we raised
34:17
around 35 or 40 million today we haven't
34:20
gone out to vcs uh we put a few million
34:23
dollars in ourselves at the beginning
34:25
it's just all power of the people power
34:27

the people making donations to us sure
34:30
and they get stuck in return of course
34:32
and
34:33
i think this year we'll probably raise
34:34
100 million something like that i don't
34:36
think it's going to be a problem at all
34:38
the next phrase after that has to be a
34:39
billion with a b on it yeah it's pretty
34:42
huge um and that's what we need to do to
34:44
scale we we believe we have the product
34:47
we believe we've we've got the
34:50
the building construction
34:52
down to sort of its
34:54
gene code it's sort of genetic level if
34:56
you like and it does take a long time to
34:59
make things simple i think we've got
35:01
this thing very very simple
35:03
i don't think there's too much further
35:05
to go and then we just have to
35:07
figure out that manufacturing cell which
35:09
we consider to be a product in and to
35:11
itself
35:12

put a bow on it i mean everything right
35:14
down to
35:15
to all the paperwork uh the rule books
35:18
how to build
35:19
efficiency
35:20
and then we're just gonna print them off
35:23
we're gonna replicate those
35:25
you know probably by the hundreds if not
35:27
the thousands so we have a very clear
35:29
road map
35:30
ahead of us and our challenge right now
35:33
is uh to find quality people and on
35:35
board as quickly as we can so if you're
35:37
listening yeah
35:39
you have a brain yeah and you don't put
35:41
any an e on the end of boxable
35:44
when you ask for a job you've passed the
35:46
first test

35:48
yes
35:49
with the intelligence general
35:50
intelligence test
35:51
and uh yeah we're hiring and we welcome
35:54
everybody to come and talk to us
35:56
you guys gotta check this this guy out
35:58
visionary i mean you doing some amazing
36:00
things man and it's uh it's awesome it's
36:02
absolute pleasure to have you on just to
36:03
kind of share what you guys are doing
36:05
and what's what's up what else is up for
36:06
you guys yeah if they want to reach out
36:08
how can they get a boxable can you kind
36:10
of share some of the handles or the
36:11
website or how yeah i can reach out to
36:13
you real easy vox cbl possible.com you

36:16
know answer the test one yeah
36:20
if you're local come on down although i
36:22
think it might be come on up i'm not
36:23
sure
36:29
love to show you around and get your
36:30
feedback on the on the product yeah
36:33
awesome well you're going to see us soon
36:34
man
36:35
yeah definitely paulo absolute pleasure
36:37
honestly thanks for coming on circle and
36:39
uh you can check us out at
36:40
thevegascircle.com and we're on all uh
36:42
you know subscribe with us we're on
36:44
apple iheart9 so we appreciate you man
36:46
thank you thank you
36:47
that was awesome
36:49

Boxabl HOME DELIVERED IN A BOX! Accessory Dwelling Unit Delivered to Your Backyard!

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Jun 23, 2021
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Boxabl I want more detailed information: https://www.boxabl.com/reserve?ref=ch... #boxabl #tinyhomes #boxabllasvegas Our first product, the Casita, is projected to retail for $49,500 after discounts. Yes, we are selling shares in Boxabl to fund growth. Boxabl is a building system that can build almost any style of home. Different modules stack and connect to build anything. New Box sizes will likely be 20x20, 20x30, 20x40, 20x60 We will announce those new room modules with different floor plans ASAP. We are working hard to make housing more affordable for everyone. At the moment we are upgrading to a much larger factory to meet demand. We hope to be shipping Casitas within a year. We can ship these anywhere in the world. A rough budget might be $2-$10/mile from Las Vegas. If you pay the shipping, we will ship it to you anywhere. Boxabl only sells room modules. We will connect you with a Boxabl certified and state licensed installer in your area. Your name will be added to list of interested customers. When we are ready we will reach out to you to discuss next steps. The Casita product is receiving a lot of attention, so we suggest you get your name on the waitlist ASAP. The Boxabl Casita is fast and easy to setup. For $50,000 you get a house. Whats not included in that price is your land and site setup. This can include utility hookups, foundation, landscaping, permits, and more. Depending on your location and the complexity of your site, this cost can range anywhere from $5,000 to $50,000. Yes! Boxabl will be connecting customers with our financing partners. Many loan options are available. Before we finalize your Box order our financing partners will reach out to you to discuss loan options. Its likely you can finance your Boxabl with a traditional 30 year mortgage. The $250 number on the front page of the website is an estimated finance cost for the Boxabl room modules only with an average 30 year mortgage. Any additional install costs would also be added to the mortgage. Final payment will be maybe $250-$500, Boxabls are made from steel, concrete and EPS foam. These are building materials that don't degrade and will last a lifetime. The walls, floor and roof are structurally laminated panels that are much stronger than the average building. Yes Boxabls are rated for hurricane speed winds. They can handle the worst wind conditions in North America. Boxabl doesn't use lumber or sheetrock. The building materials won't be damaged by water, and they won't grow mold. This means if your Boxabl floods, the water drains out, and the structure is undamaged. Nothing is fire proof. But Boxabl was engineered with fire resistance in mind. The interior and exterior of the structure is clad with non combustible materials. We think this means flying embers that spread forest fires won't ignite your Boxabl. Boxabl buildings are extremely energy efficient. In fact, they use a much smaller air conditioning system than a traditional home. This is because the high R value insulation, tight building envelope, and limited thermal bridging. Yes Boxabls are snow load rated for 90% of North America and can be retrofitted for the rest. Boxabl buildings conform to and exceed the requirements of any building code. Boxabl will come with state modular approval. Modular approval is great because it reduces local inspections and the plans are pre approved at the state level. Different areas have different zoning rules. You can try reading rules on your local governments website, but sometimes it can be confusing. Boxabl has partnered with permits.com to provide an easy resource for questions about permitting. No, they are built to a higher code standard than manufactured homes. Boxabls are stronger than a traditional site built home. Boxabl comes stock with a flat roof system. Some areas require a pitched roof. In that case we will provide your installer with roof plans and they will add the roof on site. At the moment, we cannot customize any Boxabl. You can modify or customize after your receive.

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE. https://www.sec.gov/Archives/edgar/da...

00:00
[Music]
00:17
all right what's up everybody so
00:18
on today's new vlog we got something a
00:20
little bit different today we are here
00:22
in the north side of the las vegas
00:25
valley we're going to be meeting
00:26
gagliano he's actually the owner of
00:29
boxable what is boxable
00:31
you know those little tiny homes those
00:32

manufacturer homes so this is a new
00:34
company that was established in 2017 so
00:37
we're going to go out
00:38
here at this facility and check it out
00:40
let's go
00:46
[Music]
01:00
thanks for coming out and taking a look
01:02
not a problem we are right now in the
01:04
process of setting up
01:06
a massive factory as you can see to
01:08
mass-produce
01:09
houses the first building we're starting
01:12
with
01:12
is a small uh we're calling it the
01:14
casita it's a
01:16
20 by 20 room module basically a studio
01:18
apartment kitchen bathroom
01:20
bed and couch we take a walk over and go
01:22
look at one
01:23
in a minute so let's talk about this
01:24
facility how big is this facility
01:27
yeah uh very big but it's uh 170
01:31
000 square feet so i think that's
01:34

about three football fields in inside
01:37
the building here so
01:39
we are starting as a new company
01:42
uh have not really sold any of these and
01:45
we're just
01:45
we're just starting big we're diving in
01:47
with this monster factory
01:49
we're gonna have two big assembly lines
01:52
going down the middle
01:53
and cranking out hopefully one house
01:56
every 90 minutes or so
01:57
wow so you did mention that your company
01:59
was established in 2017 correct yes
02:01
yeah so how did you come up with this
02:04
product
02:05
well uh originally the idea came about
02:07
when paulo
02:09
one of the other founders built a
02:11
modular home so a factory built home
02:13
and they shipped him wide load room
02:16
modules so
02:18
because they were wide load they were
02:19

very cumbersome and expensive
02:21
because when you're shipping a 14 foot
02:23
wide building down the highway that's
02:24
meant for for an eight foot
02:26
car truck uh becomes very inefficient so
02:28
at that point he had the idea
02:30
let's fix this shipping problem fold
02:32
this house up
02:34
and from there it all kind of started we
02:36
started doing development and research
02:38
and testing of alternative building
02:39
materials and came up with all the other
02:41
innovations that we have now
02:42
so this right here this is a 20 by 20
02:45
like you were saying earlier
02:47
and you guys call this what a casita
02:49
right yep we're calling this the casita
02:50
the idea was to
02:52
mass produce this and target it towards
02:54
backyard housing in california
02:56
what they've done in california is they
02:58
passed a bunch of laws
03:00

to make it really easy and friendly to
03:03
put a smaller house in the backyard of
03:06
the main house
03:07
in fact i think you can actually put
03:08
more than one because they're really
03:10
trying to help with housing
03:11
affordability and things like that so
03:13
you know we've really designed a perfect
03:15
product for that so hopefully
03:17
you know in the next few years thousands
03:18
of these will go out into into backyards
03:20
in california so
03:21
do these structural um products do they
03:24
actually need some sort of permit or
03:25
anything like that or how does that work
03:27
uh yeah so in most cases you're gonna
03:29
need just a regular
03:30
uh building permit it's a little simpler
03:33
with a boxable than it would be to build
03:34
your own building because we'll have
03:37
a lot of these approvals done in the
03:38
factory before you even

03:40
receive the product but the idea is that
03:42
these are
03:44
permanent buildings they'll be
03:45
permanently affixed to a foundation
03:47
you can get a mortgage on them and all
03:48
the regular stuff you do the regular
03:50
house
03:51
so here you go so does this thing like
03:53
just
03:54
does it fold like or does it come in
03:56
this big box
03:57
when it gets delivered yeah so it's
03:59
going to fold up
04:00
from 20 feet down to eight and a half
04:03
feet wide
04:03
uh that makes it highway legal that
04:05
makes it compatible with existing
04:06
shipping
04:07
infrastructure and just really lowers
04:09
the price a lot
04:11
now as far as terms of i see you got
04:13
like shelvings you got the bed
04:15
you got the plumbing so if this thing

04:17
folds up i guess my question to you is
04:19
that does somebody come out
04:20
after and install all these items here
04:23
like how does that work they don't and
04:25
that's the beauty of it
04:28
the furniture is added after so bed
04:31
couch all that but basically from like
04:35
here
04:35
over yeah all of this is completed
04:39
in the factory so even though it folds
04:42
up
04:42
we're not folding everything we're
04:44
leaving some of that space
04:46
kind of like uncompressed so that we can
04:48
finish it off in the factory
04:50
so this side of the room furniture's out
04:52
it's all empty
04:53
the floor is going to come up
04:54
everything's going to fold up right here
04:56
and then it's all able to be finished in
04:58
the factory now as far as is this going
05:00
to be the standard product and do you
05:02

have different
05:03
sizes that you can pick and choose from
05:05
so uh
05:06
we are starting out with this you know
05:08
fully finished
05:10
studio apartment kitchen bathroom and
05:13
the that's 20 by 20. we do want to do
05:16
larger sizes but we're not going to do
05:18
that for a couple years
05:19
just because we have so much interest in
05:21
this product
05:22
however we will do different kind of
05:25
interior configurations of this so this
05:27
one is kitchen bathroom we might also do
05:28
just an empty one or maybe just a
05:30
bedroom only one
05:31
and then the idea is that you could
05:32
stack and connect these different room
05:34
modules to create
05:36
other building types as well so can you
05:38
actually do like a second floor or is it
05:40
just all single story
05:41

yeah uh you can totally stack them uh
05:44
the current
05:45
engineering can do three stories uh
05:47
hopefully we'll go even higher than that
05:49
in the future um and this one's actually
05:51
being stacked
05:52
um here in vegas at the convention
05:54
center um
05:55
when we first debuted it we we we did a
05:57
two story and we we stacked them
05:59
now what is this product made out of as
06:01
far as the structure is it steel or is
06:02
it wood two by four stucco i mean
06:04
yeah um so that's like another big
06:08
innovation that we had was we didn't
06:10
want to use the traditional lumber
06:12
framing that you see in most
06:13
construction in north america
06:15
we didn't feel that it could ever be
06:16
compatible with a mass production
06:18
factory if you've ever seen um
06:22
a automobile factory it's just amazing

06:25
you know next level automation
06:26
robots everywhere everything is very
06:29
precise
06:30
no one's done that yet with housing yeah
06:32
why not
06:33
i don't know it's it's a huge product
06:34
it's a huge market somebody should have
06:36
brought that level of factory production
06:38
in yet i think one of the reasons is
06:40
it's just really not compatible with
06:42
with lumber for a number of reasons so
06:44
we've selected all different building
06:46
materials
06:46
now all of our raw materials are all
06:50
processed by computer controlled cutting
06:52
equipment everything is
06:54
precisely accurate before we assemble it
06:56
together here in the factory so
06:58
it's made out of steel eps foam a
07:01
special type of ceramic board and that's
07:03
what
07:03

makes the the bulk of the structure
07:06
floors walls and ceilings
07:07
let's talk about efficiency of the home
07:09
how efficient
07:10
is this home and do you guys have a
07:12
third party that comes in and actually
07:14
test the efficiency of the home
07:15
yeah for energy efficiency so this
07:18
building i think
07:19
is like a best case for energy
07:22
efficiency
07:22
because of the way it's designed so
07:26
um essentially a traditional wall
07:29
might have a let's say an r20 insulation
07:31
in it that's that's rated
07:33
but when you look at the whole wall
07:34
assembly you have all these lumber studs
07:36
through it and you have air moving in
07:37
and out
07:38
our buildings don't really have that um
07:40
the whole wall
07:41
is uninterrupted insulation there's no
07:43
lumber studs
07:44

where you would leak energy they're also
07:47
very
07:48
airtight so you really end up you know
07:51
in a great place
07:52
limited thermal bridging very tight
07:54
building envelope
07:55
so you know very highly energy rated and
07:59
then we will end up with third-party
08:01
test data um published that is not just
08:04
about the energy efficiency but other
08:05
things too
08:07
fire wind ratings water resistance all
08:09
that kind of stuff
08:10
now let's talk about the electrical as
08:12
far as if i wanted to install
08:14
certain like light switches and
08:15
electrical is that an option or is this
08:18
pretty much standard
08:19
every 12 feet there's actually an outlet
08:21
yeah so
08:22
uh it comes stock with you know electric
08:25
installed you know
08:26
plug for the tv lights whatever it is
08:28

but the
08:29
units themselves are very easy to modify
08:32
and actually the way that the
08:34
electrical works is behind the wall
08:37
is essentially a network of kind of
08:39
tunnels or or or chases
08:41
where you would have uh space for
08:43
electric
08:44
so if you take a look up here you'll see
08:46
these little light covers
08:47
uh basically if i pop that off there's
08:50
going to be space in there i can stick
08:51
my arm in
08:52
or i can send wires down so if i wanted
08:54
to mount a tv right here for example
08:56
i would just you know pop that off run a
08:59
line down punch one hole
09:00
and it and it comes out so a little bit
09:02
better than drilling through studs or
09:03
cutting sheetrock so you have a lot of
09:05
options
09:06
can a consumer change the countertops
09:09
from this to like a granite or

09:11
more of a hard surface they can do
09:13
whatever they want
09:14
after they get it because we are doing
09:17
no customization in this factory and
09:19
that's very important because we want
09:21
standardized repeatable process we want
09:23
to crank these out all day every day the
09:25
same thing
09:26
be as efficient as possible the moment
09:28
you start throwing
09:29
custom stuff into an assembly line
09:32
you're going to lose
09:32
efficiency you know what i actually like
09:34
that i would rather just keep this thing
09:35
standard and just customize it
09:37
after the fact yep and you know this
09:39
would be good you know for the people
09:41
that want to live off the grid
09:42
possibly put a solar panel on top right
09:44
i'm sure you can connect something like
09:45
that right
09:46
yeah you can do all kind of utilities

09:49
connections whatever you want
09:50
our room modules are just ready to plug
09:52
in on site so basically on the exterior
09:54
wall here
09:55
you're going to have you know water in
09:57
waste electric just ready to plug in if
09:59
you want to plug it into the grid you
10:00
can if you want to plug it into
10:01
solar panels you can maybe in the future
10:04
we'll do one where it's ready from the
10:06
factory
10:06
with all those off-grid solutions which
10:08
would be pretty nice
10:10
just to be able to drop this down with
10:11
no infrastructure
10:13
so um we talked about market cap let's
10:15
talk about your company
10:17
in the next couple years projective
10:19
profits from this company what are you
10:21
thinking
10:22
um well you know the the way i look at
10:25
this first factory is
10:27

really just to kind of prove everything
10:29
prove that you know
10:30
that i can do it prove that it works
10:31
prove that it sells
10:33
all that kind of stuff and i think once
10:35
that happens
10:36
we will get massive resources to scale
10:39
this thing
10:40
so this first factory should produce uh
10:43
it's projected to produce on
10:45
two shifts uh 3 600 units so
10:48
you know 180 million a year in in
10:51
revenue
10:52
20 to 40 profit margins we'll see where
10:54
where it ends up in reality
10:56
and then as we go forward we'll continue
10:58
to refine the the product
11:00
and refine our sourcing and all that
11:02
kind of stuff and really dial it in
11:04
now as far as this company going public
11:07
when you think your company's going
11:08
public well right now
11:11
we are in the process of selling shares
11:14
to

11:14
investors so right now we can sell
11:16
shares to accredited investors and then
11:18
we'll have an
11:19
offering soon that we can sell to the
11:22
general public
11:23
and uh that doesn't make doesn't mean
11:26
that we are actually
11:28
ipo or publicly traded company but
11:30
investors will be able to get in now
11:32
early with the hopes that in the future
11:34
we would do a real ipo
11:36
list it and then they would get some
11:38
liquidity um so they're basically
11:40
you know betting on us at this early
11:43
stage
11:43
so basically it's crowdfunding and
11:46
here's the thing
11:47
i believe in this project and i feel
11:48
like this is the like the new wave of
11:50
the future of housing
11:51
and this is the way to go i tell you
11:54
what
11:54

send over the link because i'm going to
11:56
be a part of this deal you lunch
11:58
yeah i'm in he's investing all right i'm
12:00
investing you see that
12:02
i'll send you the bank and the wire
12:04
transfer there you go so when you think
12:05
you'll actually have this thing
12:07
up and running as far as the assembly
12:08
line as you can see we have
12:10
equipment going in right now and we're
12:12
getting really close uh hopefully
12:14
we'll be in you know a month or two
12:17
everything will be set up and we'll
12:18
start building houses right now we have
12:21
raw material for our first order which
12:23
is from the
12:24
federal government so it's for 156
12:27
casitas
12:28
so that's like piling up over there you
12:30
can see all those boxes of
12:32
toilets and faucets and all that kind of
12:34
stuff so we got those raw materials
12:37

here ready to go and then the
12:38
equipment's getting installed
12:40
as we speak so it's getting close so you
12:42
just mentioned
12:43
you have stuff with the federal
12:45
government are you do you have a deal
12:47
with the government is that what's going
12:48
on
12:48
yeah so um essentially uh
12:52
someone from the military reached out to
12:55
me and said
12:56
you know i love the product would like
12:57
to buy it and uh
12:59
we said yeah let's do it we'll we'll
13:01
we'll be our first customer and uh
13:03
so we have a pretty big order a little
13:06
bit over 9 million dollars
13:08
and and it's pretty great for us because
13:10
we really get to focus
13:12
just on the manufacturing um and getting
13:15
things set up
13:16
and that that order provides us with a
13:18
great
13:19
way to do that versus if we went

13:21
straight to
13:22
you know the public we would have to
13:25
deal with a lot more customers we would
13:26
have to deal with financing and
13:28
contractors and and all that kind of
13:29
stuff
13:30
but right now we just get to figure out
13:32
the assembly line figure out the factory
13:34
deliver on this this government order
13:36
and kind of learn learn the ropes as we
13:37
go i like that
13:38
so what's this right here so it starts
13:41
from right here i take it right
13:42
yep exactly so what happens right here
13:45
so
13:45
um basically these houses are
13:48
made from laminated panels yeah so that
13:51
means
13:52
that we take different kind of
13:54
substrates and glue them together to
13:56
make a very strong
13:57
laminated panel so these big um kind of
14:00
arms
14:01

jib cranes they're going to eventually
14:03
have vacuum lifters on them
14:05
yeah so that way a guy is going to come
14:07
with a vacuum
14:08
assist and he's going to pick up a huge
14:10
block of
14:11
foam or a big piece of steel and he's
14:14
basically just going to lay it out on
14:15
the table
14:16
everything kind of you know goes
14:19
together
14:20
perfectly accurately because it's all
14:21
done by computer controlled equipment
14:24
in a very rapid manner with
14:26
substantially less
14:28
components than a traditional house so
14:30
traditional house would have
14:31
hundreds of pieces of wood thousands of
14:32
nails our buildings don't have that
14:35
they're bigger pieces
14:36
that go into the final product so
14:38
basically those panels get
14:41
assembled here glue's extruded on them
14:43

and then they get fed into a multi-tier
14:46
vacuum lamination system where we have
14:51
the vacuum presses stacked on top of
14:53
each other
14:54
so that it's a kind of a continuous feed
14:56
and
14:57
panels keep going in and then it rotates
14:59
through and
15:00
finished panels come out the other side
15:03
we take it to number three now it looks
15:04
like we got
15:05
paint so now is it like a powder coated
15:08
paint or what type of paint we're
15:10
talking about here
15:11
well now since they're actually putting
15:12
the stuff in here i don't know
15:14
maybe these signs won't line up
15:15
perfectly yeah yeah um because basically
15:19
big conveyor table goes in in here okay
15:22
um and then that comes out and then this
15:24
big thing here is that
15:26
vacuum lamination system that i told you
15:28

about before
15:29
uh this guy is the the glue uh
15:32
extrusion so glue is gonna be you know
15:35
th this
15:36
this is gonna be riding on rails over
15:38
the top of the panel
15:40
and through all these little nozzles
15:42
glue will be
15:43
extruded out nice then once the panel
15:46
is done it goes out into the next
15:49
stations where it gets
15:51
paints electrical windows basically
15:53
everything we can finish on it
15:55
we do and then at the end it gets
15:57
assembled together into the
15:59
final building gotcha so we got the
16:02
paint
16:02
then the power then the assembly this is
16:04
where the manpower comes in they
16:06
assemble it
16:08
then at that point you guys shoot it out
16:09
and you guys put it on uh
16:11
what like a not a fifth wheel but like
16:13

one of those trailers right or like
16:15
what do you guys put it on yeah so um
16:19
you know it's gonna go through this this
16:20
whole assembly line process
16:22
at first it'll be more on the manual
16:25
side
16:26
on the manual labor side and then as we
16:28
kind of refine the process we'll start
16:29
adding in
16:30
custom automation as we go and then
16:34
once the thing's done it comes out
16:36
weighing about
16:37
uh 12 000 pounds okay 20 feet by
16:40
eight and a half feet actually after
16:42
this we'll walk over to
16:44
the a folded up one so we can get an
16:46
idea of that okay and then it can go on
16:48
you know most any uh trailer system and
16:51
just kind of you know be compatible with
16:53
existing
16:54
uh shipping infrastructure now let's
16:57
talk about the casita you mentioned that

16:58
because that could actually be permitted
17:01
so if you permit
17:02
something like that you would actually
17:03
have to get some sort of mortgage but
17:05
what happens if you decided that
17:06
you don't want that permanently
17:08
installed to the foundation
17:10
yeah so um would that change the
17:12
financing yeah definitely would
17:14
there's a number of different ways uh
17:17
you can
17:18
permit these buildings a number of
17:19
different things you can do with them
17:21
of course one route is to permanently
17:23
affix it to a foundation
17:25
permanently connect utilities at that
17:28
point you can get a mortgage on it just
17:29
like any other
17:30
type of building or people can do more
17:33
kind of temporary things so one idea we
17:35
had for that was
17:36
throw this thing on the trailer keep it

17:38
on the trailer call it an rv
17:41
and when that happens two important
17:44
things
17:45
one is you qualify for really easy
17:47
financing with the rvs
17:48
yes they'll give a 25-year loan
17:52
credit check only no no documents or
17:53
anything and then additionally
17:56
the setup and install is cheaper because
17:59
if it's an rv
18:01
you're just going to unpack it you don't
18:02
worry about a foundation yeah you don't
18:03
worry about permanently connecting
18:05
utilities you you know plug it in with
18:06
the util
18:07
extension cord and that's really the the
18:09
lowest barrier for people
18:10
to get in there and you know set this up
18:14
quick and spend the least money they can
18:15
on kind of the infrastructure around it
18:17
i like that and i think it'd be great
18:19
for those people that are into like you
18:20

know off the grid living
18:21
tiny homes i think that would be a great
18:23
feature to have yeah
18:25
yeah it's going to be uh really great
18:27
we're going to work on all these
18:28
different angles to try to make things
18:30
yeah
18:30
easy for the customers yeah what is this
18:32
right here so
18:34
um basically you know panels get built
18:36
over there they go through the various
18:38
stages of finishing then we get to the
18:39
point where the big
18:40
wall panels and floor panels have to get
18:42
lifted up and put together into the
18:44
final building
18:45
so that happens here that's why we have
18:46
these big overhead cranes
18:49
so you know these are these overhead
18:51
cranes are going to run along here and
18:52
guys can use them
18:53
to actually lift up these different uh
18:55
panels and

18:57
kind of connect them all together i like
18:59
that we've explored all kinds of
19:00
different
19:01
alternative building materials and this
19:03
is what we've chosen in place of
19:04
sheetrock
19:05
it's pretty great stuff the main benefit
19:08
it has over sheetrock because it's very
19:09
water resistant
19:10
so a traditional house you get a flood
19:12
um
19:13
you know the sheetrock turns to mush you
19:15
get mold all that you have to rip it out
19:17
with this stuff it's just going to get
19:19
wet it's going to dry off and it's going
19:21
to be
19:22
good to go it's also really like strong
19:25
flexible uh fire resistant
19:28
wall board oh so this is also fire
19:30
resistant
19:31
oh yeah oh yeah this stuff is hardcore
19:34
there's some videos of me
19:35

shooting like a flame torch at it yeah
19:37
and nothing nothing happens at all just
19:39
what about the quality of the
19:40
installation on this is it pretty good
19:41
too as well because this is like a
19:42
quarter of an inch right or
19:43
yeah so the insulation all happens in
19:46
the kind of the core of the wall
19:47
where we have eps foam and then this is
19:49
just what you see
19:50
from the inside of the house you'll just
19:52
have this board that you'll touch and
19:54
that'll be painted over oh i like that
19:56
so you guys gonna uh spray the foam
19:57
inside then basically
19:58
yeah and it's actually it's not a spray
20:00
foam it's uh it's
20:02
eps so it's like polystyrene like you
20:05
would have like a
20:06
a cup you know a polyester cup um so
20:08
that's actually
20:09
blown into uh blocks and then the blocks
20:12
are shipped to us and then we

20:14
we cut the blocks oh wow okay so you
20:16
guys just stack the blocks inside
20:18
yep and and uh they're big big pieces um
20:21
but it's different than the the
20:22
polyurethane foam which is where they
20:24
they spray that in
20:25
uh we actually explored both um but
20:27
there were some you know pros and cons
20:29
so we stuck with the
20:30
eps got it all right so let's talk about
20:33
this
20:33
is what is this exactly well this is
20:36
actually
20:37
the same house you saw over there but
20:39
this is how it ships
20:40
so the house folds up and we
20:44
wrap it up like that and throw it on a
20:46
truck the
20:47
trick here is to get the house to eight
20:49
and a half feet wide
20:51
or less once you hit eight and a half
20:53
feet wide
20:54
or more you run into all these problems

20:56
and extra requirements that includes
20:58
uh for wide loads on the highway that
21:01
includes
21:02
uh follow cars yeah uh sometimes two
21:04
fall cars one in the front one in the
21:06
back
21:06
police escorts uh restricted travel
21:09
times like you can't travel on the
21:11
weekends restricted routes like you
21:13
can't go down certain roads and highways
21:16
and uh just a huge extra cost so
21:19
i think you know traditional modular uh
21:22
homes cost like something like maybe 20
21:25
20 bucks a mile
21:26
to ship so our goal was let's just make
21:29
these things ship
21:31
because the the we thought the reason
21:33
that buildings were not mass produced in
21:35
the factory
21:36
was just because they were too big to
21:37
ship it didn't make sense otherwise
21:39

they'd just be being built like
21:40
everything else
21:41
but they're so big they had to be built
21:43
on site and we were able to figure out a
21:44
solution for that shipping problem which
21:46
was
21:46
the core fundamental issue all right
21:48
let's talk about this electrical panel
21:49
what's going on with this electrical
21:50
panel right here
21:52
so the boxable casita arrives
21:56
just ready to connect to whatever you
21:58
need so
21:59
uh you can plug in uh power
22:02
uh water and then this usually would be
22:04
connected from the factory to a little
22:07
um condenser for air conditioning okay
22:10
so it's just you know ready to go
22:12
uh these units are still a little kind
22:14
of rough like kind of prototypes but you
22:16
can see this one is actually
22:17
hooked up and powered on here um
22:21

yeah now you mentioned the air
22:22
conditioning unit where does the
22:24
condenser grow
22:24
and does the condenser actually included
22:27
with the casita
22:28
yep so that's all included and all
22:30
pre-installed
22:31
uh basically it's it's a box like like
22:34
this big and
22:36
usually it would just be bolted on the
22:38
side for some reason it's not on this
22:39
one yeah and then
22:40
the actual blower inside that that
22:44
heats and cools the unit is just inside
22:46
there as well
22:47
water heater tankless water here let's
22:49
talk about this right here how did you
22:50
guys
22:50
selected this brand and why did you guys
22:53
decided to go to the tankless water
22:54
heater
22:55
there's actually a few different
22:57
considerations when
22:58

talking about water heaters and since
23:01
this version we've actually switched
23:03
to a smaller tanked heater
23:06
one of the reasons was uh when you
23:09
arrive on site
23:10
you may have gas you may not um
23:14
but a lot of times when these get hooked
23:16
up they're going to go
23:17
into a main house and i believe this is
23:21
um uh another option is an electric
23:24
one so we weren't sure like electric or
23:26
gas in the case of
23:28
electric you can draw a lot of power
23:30
with something like that and if you're
23:31
connecting
23:32
and you already have a main house there
23:33
drawing a lot of power and then you put
23:34
this down with it with a
23:36
water heater that draws a lot of power
23:38
we didn't want to go over you know the
23:40
the
23:40
amperage service that you might get to
23:42

most houses so
23:44
we ended up switching it from tankless
23:47
to a smaller tank
23:48
unit so talking about gas and electric
23:50
so as of right now if we order one of
23:51
this does it come standard with gas or
23:53
is it electric
23:54
uh that's that's something we have not
23:56
decided yet so we'll see
23:58
we'll see how it goes this first batch
24:01
that is going out to
24:03
the government i believe it's an
24:05
electric
24:06
tank heater uh smaller size because it's
24:09
a smaller
24:10
house and um that's just because the
24:13
power requirements
24:14
they have they don't have gas they just
24:16
have power so that may end up being an
24:18
option where people can
24:19
pick what they need now let's talk about
24:21
water waste where's the water waste
24:23

connect
24:23
connected here well actually this one
24:26
doesn't
24:27
isn't hooked up to anything so we're
24:28
just faking it
24:30
but usually there would be like a little
24:33
your utilities would be here on this
24:34
side then basically
24:35
yeah the idea was just get all the
24:37
utilities in one
24:39
location where it's easy to connect
24:41
everything so in practice
24:42
you just come with your power you would
24:44
come with your water in and
24:46
you come with your your waist out and
24:48
just connect them all in one spot and
24:49
and be good to go
24:51
and you know make it look neat and
24:52
that's it perfect all right well
24:54
thank you so much for coming and taking
24:56
the tour
24:57
really excited stuff going on we think
25:00

that box bowl has the potential to
25:02
change lives for you know millions of
25:05
people all around the world
25:06
if we can complete our mission which is
25:08
to dramatically lower the price of
25:10
home ownership and building construction
25:12
this is a big deal not just for
25:14
you know this country for the whole
25:16
world for developing worlds
25:18
um really have the potential to have a
25:20
huge impact here
25:22
well i really do appreciate you bringing
25:24
us
25:25
in to this facility and if you guys want
25:28
more information about this company i'm
25:29
going to have a link in the description
25:31
below
25:32
also if you guys want to see more
25:33
content like this please let us know
25:35
other than that until next time i'm
25:36
chuck it's peace
25:42

Elon Musk's Foldable Tiny House | Boxabl CEO interview 🏠

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Premiered Jul 12, 2021
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It was recently revealed Tesla CEO Elon Musk is currently living in a $50,000 prefabricated house near a SpaceX launch site in Texas. The house, from Las Vegas-based Boxabl, is only 375 square feet. Boxabl's houses are shipped flatpack and are unfolded on-site in a single day. Musk described living in the house as "kinda awesome though." The house is simple, featuring a small bathroom, kitchen, and living area. Boxabl is planning to scale to much larger (and stackable) houses in the future however. Guest: Galiano Tiramani, Founder - Boxabl Boxabl website ➜ https://bit.ly/ElonHouse ____

Boxabl is considering undertaking an offering of securities under tier 2 of regulation a. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the sec has been qualified by the sec. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. A copy of our preliminary offering circular may be obtained here, https://www.sec.gov/archives/edgar/da... ____
#ElonMusk #Boxabl #RealEstate ~Elon Musk's Foldable Tiny House | Boxabl CEO interview 🏠~

00:02
[Music]
00:05
all right so today we're going to jump
00:07
into
00:07
a new construction technology that's
00:10
being used across the industry it's kind
00:12
of a new evolution we've talked about
00:13
this before
00:14
on the show with some 3d printing of 3d
00:17
printed houses
00:18
my name is paul barron welcome back to
00:19
techpath and today we're going to join
00:21
joining us is galiona tiramani
00:24
who is the ceo and founder of boxable so
00:26
great to have you on the show galliano
00:29
yeah thanks for having me nice to meet
00:30
you and i'm excited to tell you more
00:32
about boxable
00:33
yeah let's get into it let's talk a
00:35
little bit about what the process is i
00:37
mean
00:38
the videos look pretty cool these these
00:40
units look like
00:41
and you know when you think about tiny
00:43
houses and kind of what's been going on
00:45
you guys have amped this up to a whole
00:47
new level
00:48
tell me about what you guys are doing
00:49
from a tech standpoint
00:52
yeah um the the big uh
00:55
breakthrough here is all about shipping
00:58
we feel like why aren't all buildings
01:00
mass-produced in the factory
01:02
and they're not is they're too big to
01:04
ship so that was the first problem
01:06
we had to solve and then everything else
01:08
became possible after that so
01:10

our houses our room modules they fold up
01:13
so that they can ship
01:14
highway legal and it can be at the
01:16
lowest cost
01:17
and then once they get to site they set
01:19
up very quickly
01:20
and everything's done because it's done
01:23
in our factory so
01:24
kitchen bathroom et cetera it's all
01:27
ready installed when these units get
01:29
delivered
01:31
i want to jump to your website because
01:32
it kind of shows our viewers
01:35
exactly how one of these gets delivered
01:38
or it looks to be delivered and then how
01:39
it's kind of put together
01:40
looks like there's only a couple of
01:42
people here but does it require
01:44
i'm assuming it requires looks like a
01:45
crane to be able to do this
01:49
uh yeah we are uh have a bunch of
01:53
different options for
01:54
unfolding it and and setting it up one
01:56
of those is crane it can also be done
01:58
with a forklift
01:59
and then we also have some a bracket
02:01
system that allows you to
02:03
unfold it manually so it's all about
02:05
reducing those
02:06
friction points when you get to site so
02:10
you know cranes expensive so we're
02:11
trying to eliminate that
02:13
and other um you know barriers as well
02:16
so the manufacturing process in your
02:19
factory
02:20
uh walk me through that how big of a
02:22
facility
02:23
what all are you guys doing there how
02:25
much of it is outsourced that kind of
02:27
scenario
02:29
yeah i mean we're just getting started
02:31
um so we're actually
02:33
right about to move into our new factory
02:36
uh in the next few weeks actually we've
02:38
set up a large 170
02:40
000 foot factory that we expect will
02:43
produce
02:44
one house every 90 minutes it's going to
02:47
be very exciting getting in there and
02:48
turning on the assembly line the way
02:50
these houses are built
02:51
um we've also innovated on the building
02:54
materials and manufacturing methods
02:56
so for example in north america most
02:58
buildings are built using lumber stick
03:00
framing
03:00
our buildings are not moved like that
03:02
they use uh all new
03:04
uh materials that we think give us a lot
03:07
of uh
03:08
benefits on on cost and and ratings and
03:11
across the board
03:13
how is this gonna from a regulatory
03:16
standpoint
03:16
for housing obviously you have to go
03:18
through building codes things of that
03:20
nature and all these different countries
03:22
and
03:22

jurisdictions how does this stack up
03:25
with your product are you guys
03:27
fully functional as a being able to
03:30
put people in these things regulated and
03:32
all those kind of scenarios
03:35
yeah i mean there's a whole uh maze of
03:38
regulations
03:39
for building construction they exist at
03:41
you know every level of government all
03:43
the way down to the local guys
03:45
so it's really tough to navigate however
03:48
our buildings will fall under the state
03:50
modular programs
03:51
which actually makes things a little bit
03:53
easier for our customer who would be the
03:55
the builder
03:56
that that is because the inspections
03:59
that would usually happen on the
04:00
building site
04:01
actually happen in our factory so then
04:03
the person building the building setting
04:04
it up
04:05

has less interactions less waiting
04:07
around for that local government to come
04:08
and inspect
04:09
so it's a pretty good situation for us
04:13
let's talk about use cases what are some
04:14
of the use cases that you guys have
04:16
experienced
04:17
in rolling these out anything in in kind
04:20
of emerging countries yet
04:22
outside of the united states are you
04:23
strictly looking at the us as your
04:25
primary market for now
04:27
yeah i mean there's really endless use
04:30
cases for this product
04:31
it's a system where uh eventually
04:34
different size room modules will all
04:36
stack and connect in any way
04:38
someone wants them to to create many
04:41
different building types
04:42
anything from this little casita that
04:43
you see on our website up to a thousand
04:45
unit
04:46

multi-family uh building so you know we
04:49
have really grand aspirations here but
04:51
we're starting
04:52
out with the um the casita model
04:56
and we're targeting that towards
04:58
backyard houses in california
05:00
california has changed the laws to make
05:03
it very friendly
05:04
to build a little house in the backyard
05:06
of the main house
05:07
so there's a rapidly growing market for
05:09
that and as we get started as a company
05:11
we thought that's a great place to start
05:13
so that's where we're
05:14
kind of targeting this towards initially
05:17
but we've heard
05:18
from you know thousands of potential
05:20
customers
05:21
about every use case you could ever
05:23
imagine anything from
05:25
you know emerging markets to military
05:28
disaster relief workforce housing
05:30

vacation rentals uh these are just room
05:33
modules
05:33
and it's a system so a huge
05:36
amount of potential use cases for this
05:40
okay so i've seen on your instagram a
05:41
few posts i was looking at and the
05:44
uh one of the things that you had one
05:47
drawing a rendering where
05:48
we're stacking these so this is
05:50
potentially
05:51
could be utilized as maybe maybe a
05:54
bigger family dwelling
05:55
outside of just maybe something that is
05:58
a one or two person
06:00
tiny home style model is that something
06:02
that you're seeing a lot of people
06:04
look at now for potential use cases
06:07
yeah exactly we we can stack and connect
06:10
these
06:10
rim modules so we've done that and
06:12
there's actually some some live videos
06:14
of us doing that on the youtube channel
06:16

we're starting off our initial product
06:18
is the 20 by 20 room module so it's the
06:20
smaller one
06:21
so kind of less things you can do with
06:23
that but in the future
06:25
we'll roll out bigger room modules so 20
06:27
by 30 20 by 40 maybe 20 by 60
06:30
and at that point you can really just
06:32
get endless configurations of
06:35
houses how is the okay so
06:38
i see technology being a huge you know
06:42
factor here
06:43
obviously with off-grid type scenarios
06:46
you know when you look at potentially
06:48
utilizing things like a-frames and
06:49
different kind of
06:50
you know off-grid devices are you guys
06:52
doing any kind of solar integration or
06:54
off-road
06:55
package programs to where i could order
06:57
one of these
06:58
drop it in a remote spot and it be fully
07:00
self-sufficient
07:03

yeah that that is really interesting to
07:05
us however
07:06
at the moment we're planning to just
07:08
provide these room modules
07:09
ready to be connected to utilities so
07:11
then our customer who would be a builder
07:13
a developer
07:14
can plug them into either the site
07:16
utilities or the off-grid utilities
07:18
we do plan in the future to do an
07:20
off-grid model where we supply that from
07:23
the factory
07:24
with you know water tank waste tank
07:26
solar panels
07:27
whatever else is appropriate so that's
07:30
definitely a
07:31
a big possibility in the future and i
07:33
think it's going to make sense
07:34
more and more in a lot of use cases how
07:37
okay so shipping one of these
07:39
uh this goes on like a flatback semi
07:41
truck
07:43
fairly easy to move across country
07:45

what's cost for one of these if i had to
07:47
ship it from
07:48
say las vegas to texas
07:52
yeah the uh shipping is incredibly
07:55
important
07:55
what we've done is we've engineered the
07:58
room modules so they fold up to eight
07:59
and a half feet wide
08:00
eight and a half feet is the magic
08:03
number the moment you go an inch over
08:04
that you incur
08:06
all kind of extra charges so if you've
08:08
ever seen a traditional
08:09
factory built house being shipped you'll
08:11
notice they have the truck
08:13
with the house on it and then they also
08:14
have a follow car with flags
08:17
and sometimes two follow cars sometimes
08:19
police escorts
08:20
they have restricted routes in certain
08:22
states restricted
08:24
travel times uh a whole mess of
08:26
different permits being required
08:28

so shipping our units is uh you know a
08:31
fraction of the cost of shipping those
08:33
traditional
08:34
modulars so um you know it still costs
08:36
money to to ship them
08:38
but ours is the um definitely the lowest
08:42
cost
08:42
out there yeah so you guys have the
08:45
federal government on your customer list
08:48
what kind of scenarios would you receive
08:50
for this could this be military use or
08:51
is this mostly for
08:53
you know temporary applications for
08:56
you know maybe expanding facilities a
08:58
lot like schools are doing now with a
09:00
lot of these kind of
09:01
you know pop-ups what what's what's the
09:04
government using these things for
09:06
yeah so we have a couple big orders from
09:08
the government to provide
09:10
uh casitas that's featured on our
09:12
website for military base housing

09:15
the uh pretty cool that they're
09:18
interested in
09:19
in this at this early stage of the
09:21
company and i think it shows
09:23
you know how good the product is and we
09:25
have also been talking to many other
09:28
potential government customers in
09:30
different areas of government
09:31
everything from low-income housing to
09:34
disaster relief
09:35
there's just so many use cases for this
09:37
and i think the government is going to
09:39
be a really big customer
09:40
of ours going forward how many of these
09:43
can you make
09:44
in a in a facility say over a month
09:46
period
09:47
yeah this first factory is
09:50
uh projected to produce about 300
09:53
casitas
09:54
per month and you know we we really
09:57
think of this first factory more of just
09:59
a proof of concept
10:00

and once it's up and running and proven
10:02
we're going to be looking to scale that
10:04
and take it to the next level
10:05
and the model we look at is automobile
10:08
manufacturing
10:09
for example uh i i if you look on
10:12
youtube
10:12
at ford f-150 factory they advertise
10:15
that they produce
10:16
one truck every 53 seconds so
10:19
we need to do that with housing you know
10:20
why has no one done that yet with
10:22
housing so that's what we're gonna go
10:23
for
10:24
um it's it's quite a big undertaking to
10:27
get a factory of that scale
10:28
but it's it's needed because there's
10:30
housing shortages and housing issues
10:32
all around the country and all around
10:34
the world
10:36
yeah this is definitely going to be one
10:37
of those scenarios and i've and we've
10:38
looked at

10:39
you know some of these off-grid homes
10:41
and some of the new
10:42
tech that's being done in the 3d printed
10:44
version of of things
10:46
like this where it can really expand use
10:48
cases out for sure
10:50
when you look at the future for you guys
10:53
what what is the next major step that
10:56
you have to overcome other than
10:58
maybe the production scenario
11:01
well there's definitely going to be a
11:03
big leap
11:04
from this first factory to a fully
11:07
automated factory
11:08
this first factory has a huge amount of
11:11
innovations and
11:12
tech in it and it's set up to be
11:14
compatible that
11:15
you know automobile style automation and
11:17
mass production
11:19
but uh the scale we're at now we do not
11:22
have that full
11:22
custom automation so that's going to be
11:25
a really big leap

11:27
yeah in communities and we've seen
11:30
some i got a chance to see one of the
11:33
communities a video done on one in
11:35
austin that uh they were using tiny
11:38
homes and it was basically
11:39
um in the un you know the unhoused
11:42
uh scenario for austin because they have
11:45
a big homeless community there and
11:46
they've they've gone to this potential
11:48
model
11:49
do you see this potentially being used
11:51
in those kind of applications for doing
11:53
kind of these pseudo community pop-ups
11:57
where this potentially could to attach
12:00
to a grid
12:01
and create you know a whole new small
12:03
community of
12:04
people that might want to just live in
12:06
these things yeah it would be
12:08
amazing there's uh certainly way
12:11
different than a traditional
12:13

build with our units they're gonna have
12:16
be able to have a community up
12:18
you know maybe in a few weeks versus
12:20
months and months or years
12:21
our units just take a couple hours on
12:24
site to
12:25
you know unfold and set up and they're
12:27
ready to go so that's
12:28
uh way different than what's being done
12:31
currently in building construction
12:33
yeah for sure all right so i got to ask
12:35
you the question elon musk has been
12:37
on uh assuming
12:40
that he has put one of these to work uh
12:44
down near boko chica and there's been
12:46
some reports some drone flyovers things
12:48
of that nature
12:49
of people out there how do you see that
12:52
because that's a perfect spot
12:53
for building a small community
12:55
especially around you know a star base
12:57
there in texas because you've got such a
12:59

remote location
13:01
is that i think that use case is perfect
13:04
for you guys
13:05
is that is that the scenario yeah uh
13:09
you know we would love to be involved in
13:10
something like that uh
13:12
unfortunately i can't really comment on
13:14
any of the details but
13:15
i think there's some you know publicly
13:18
available information
13:19
kind of out there now as you mentioned
13:21
there's some footage uh
13:23
but it's all kind of um something that
13:26
we can't really talk about
13:27
at the moment so sorry about that i ca i
13:30
can't wait to see this community down
13:32
there boxables
13:33
in boca chica i'm going to go down there
13:35
i'm going to check it all out one day
13:36
we're going to
13:36
take a visit down to check out one of
13:39
the starships
13:40
and and i'm going to be there can i call
13:42

you and get a reservation or an airbnb
13:44
with one of these uh yeah hopefully
13:48
uh we'll we'll be uh once we're up and
13:51
running and selling these things uh
13:53
we'll have people doing airbnbs
13:56
that'll be fun to see if if this becomes
13:57
an airbnb you know there's been some
13:59
interesting airbnbs i think this would
14:01
be one of those for sure
14:03
all right so scale-wise what's your
14:05
trajectory as a company
14:07
how how big do you guys think you need
14:09
to get to before you
14:11
are going to raise some additional
14:12
capital or maybe you're looking at maybe
14:14
an ipo
14:14
early startup where are you guys in your
14:17
in your funding plans
14:19
yeah so you know this first factory
14:20
should produce 3600 or so
14:23
houses per year it's a lot of houses
14:26
it's a big undertaking it's a big
14:27

factory
14:28
but in the grand scheme of
housing
14:30
demands this is nothing
14:31
uh there's millions of unit
housing unit
14:35
shortages
14:36
uh here in the us and and all
over the
14:38
place so
14:39
we really need to scale to to
make a big
14:41
difference here
14:42
we certainly do intend on
doing some
14:45
type of
14:45
public offering or public listing
at
14:47
some point once it makes
sense
14:49
and uh we'll be looking to
scale as soon
14:52
as possible
14:53
uh we've raised uh some
money now to get
14:56
us
14:57
up and running and going and
we're
14:59
definitely going to need more
15:00
as things progress and i will be
pushing
15:03
as
15:03
as fast as i can as hard as i
can to
15:06
scale this to massive
proportions
15:09

hopefully we go from this first
factory
15:11
that's
15:12
you know 170 000 feet to
something uh 10
15:15
times bigger in the next few
years
15:17
and additionally we do have a
plan to
15:19
bring on partners around the
world to
15:21
use our system to turn on
boxable
15:23
factories
15:24
around the world and hopefully
we can
15:26
have a really big impact
15:27
on housing affordability and
really
15:30
change quality of life for
people by
15:32
reducing their housing costs
because
15:34
right now people most people
spend a
15:36
large percentage of their
income
15:37
on housing so it's not a great
uh
15:40
situation
15:42
yeah so capacity-wise i think
you guys
15:44
would be a perfect target for a
spac
15:46
uh rolling up into this
especially as
15:48
you start to you really need
capital
15:50

when when you look at where
you are now
15:54
and where you are going in the
future
15:56
what do you think the capacity
is for
15:58
one of your plants
15:59
one of your facilities much like
the one
16:01
you have right now in terms of
annual
16:04
capacity
16:04
once you're you're ramped up
things are
16:07
going great you've got the
capital
16:09
where do you think this could
be per
16:11
factory
16:13
well you know i would like to
yeah i
16:15
would like to go
16:16
from this factory uh once it's
proven
16:19
successful
16:20
onto something that's you
know 10 times
16:22
bigger
16:23
and i think that's totally
possible and
16:26
doable
16:27
and once we get that
automation dialed
16:29
in things are going to get
16:31
a lot faster but what we're
trying to do
16:34

here is mass-produce housing on a scale
16:37
that's never been done before
16:38
at a cost that's below market rate for
16:40
construction costs so
16:42
if we can in fact produce that
16:45
everyone's going to want this no one's
16:47
going to want to build the traditional
16:48
way no one's going to want to wait seven
16:50
months average
16:51
to to build a residential home and pay
16:53
the money they're paying so
16:55
i believe that our principles put us uh
16:58
ahead of all the competition
17:00
so you know the competition is is a guy
17:03
uh out out in the sun or the rain with a
17:05
nail gun
17:06
you know nailing together pieces of wood
17:08
and i don't think that can ever compete
17:10
with
17:11
an efficient assembly line where we have
17:13
an amazing
17:14
we have the best shipping solution out
17:16
there we're going to have
17:17

standardization repeatability
17:19
automation both purchasing we've
17:21
dramatically simplified the building
17:24
and the components within the building
17:25
and reduced them so
17:27
i believe that we're going to end up way
17:29
ahead and
17:30
you know no one's close right now if you
17:32
look at all the other factory-built
17:33
housing
17:34
they are in there with with hand tools
17:36
they're shipping extremely expensive
17:38
wide loads
17:39
there's a reason that factory-built
17:41
housing is only
17:42
about 10 of of buildings out there
17:44
they've kind of failed to gain
17:46
market share everything else is built in
17:49
the factory every other modern product
17:50
is built in the factory it's about time
17:52
that
17:52
housing is too yeah for sure what's your
17:56

what's your background did you come from
17:58
the building industry was this something
18:00
that
18:01
you kind of worked with some other
18:03
people in your startup how did this come
18:05
about
18:06
yeah i have no uh experience prior to
18:10
this
18:10
in building construction at all really
18:13
um
18:14
i've done a bunch of different kind of
18:15
business startups that have been
18:17
uh pretty successful one of the better
18:19
ones was uh related to bitcoin years ago
18:22
but um back in 2017 uh myself
18:26
my father paulo and another guy kyle
18:29
started working on
18:30
uh boxable back then it was just an idea
18:33
to fold the house up to fix
18:34
shipping and we jumped in and we started
18:37
doing research and
18:38
and testing and engineering and the
18:40
product just got

18:42
better and better and better and we
18:43
devoted more and more resources to it
18:45
and then we all you know came together
18:47
in vegas to chase it down
18:49
full time and now we're here and you
18:52
know just receiving an extraordinary
18:53
amount of
18:54
of traction and interest and inquiries
18:57
it's
18:57
really been amazing those other two guys
19:00
on the team
19:01
paulo is a engineer with a background
19:05
uh in intellectual property licensing
19:07
where he had a business
19:08
essentially inventing things and
19:10
licensing and
19:12
licensing or selling those patents to
19:14
other companies and
19:15
the other guy kyle is also an engineer
19:18
expert
19:19
on 3d solid modeling on the computer and
19:22
he
19:22

does have a background in uh residential
19:25
building construction and
19:26
right now we're rapidly building the
19:28
team we've been hiring people
19:30
every week um and um you know we're
19:33
going to be scaling really quickly
19:35
once we get the keys to this new factory
19:38
which should be hopefully any day now
19:41
i like it i like it a lot last question
19:43
when you guys went out to
19:45
to the capital markets were you looking
19:46
at crowdfunding operations or are you
19:48
looking at angel and seed what was kind
19:50
of the
19:50
because we have a lot of entrepreneurs
19:52
here they're either looking at startups
19:53
they're trying to get
19:54
you know kind of get an insight from
19:56
founders like you how did you guys go
19:58
about raising capital
20:00
we've raised all of the money directly
20:03
through
20:03

individual investors through our website
20:05
it's been
20:07
extremely uh powerful and and and
20:10
valuable
20:10
for us to use this strategy we've
20:13
uh drummed up interest through social
20:16
media
20:16
driven traffic to our website and that's
20:19
converted
20:20
into investors and we really love that
20:23
uh versus going straight to you know
20:25
institutional
20:26
capital because you know we are we
20:29
remain in full control
20:30
we're calling all the shots we now have
20:33
an army of
20:34
uh supporters behind us so it's really a
20:37
great way to do it
20:39
i like it galliano it's great having you
20:41
on the show today
20:42
good luck to you and the boxable team
20:44
there i can't wait to see one of these
20:45
things in person
20:46

anytime soon you're going to have one of
20:47
these in florida
20:50
thank you i will work on sending you one
20:53
asap
20:54
[Laughter]
20:55
let's get it here you know we could use
20:57
one of these for a sound room here in
20:58
our studio it'd be perfect right out
21:00
right outside our studio we could sound
21:02
proof it
21:02
be perfect sound room for all of you it
21:04
was trying to build a studio
21:07
it's very well insulated for sound so it
21:09
would do great
21:11

yeah excellent thanks galliano we
21:12
appreciate you stopping in today
21:14
great thanks for having me all right so
21:16
you guys listening over on the podcast
21:18
right now make sure
21:19
and give us some stars we love those
21:21
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21:23
you have an idea for a show you can
21:24
shoot that to us
21:25
uh which is just producer
21:26
reverendnetworks.com you can also hit me
21:28
up on twitter at paul barron that's
21:30
easy if you're here on youtube you got
21:32

to subscribe this is the number one
21:33
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21:35
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21:38
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21:40
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21:49
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21:54
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22:05

Factory Tour at BOXABL...Building ADU's and Prefab Tiny Homes for Billionaires?

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Boxabl: Is this Prefab tiny home that unfolds the answer to our housing needs? Can Boxabl work on a massive scale? Can homes built on an assembly line adapt to local building codes? Elon Musk may have purchased one, but what happens if Boxabl ends up with a backlog of inventory no one wants? Is scalable factory mass production of housing possible? Boxabl's new factory is building homes like cars. Flat packed and easily shippable, factory manufactured, and engineered for endless custom configurations, Boxabl says it has over 20,000 reservations for the product with the US federal government issuing their first initial customer order of ~$9.2 million. Ask these questions and more as Dave Cooper LIVE hosts a conversation with Founder Galiano Tiramani as they tour the brand new 170,000 square foot factory with the capacity to produce thousands of easily shippable homes and drive millions in revenue. Boxabl is protected by 17+ patent filings and growing. Poised to disrupt the massive and outdated trillion dollar building construction market, is their ADU scalable? Will they get into single family and multi-family residential housing? Can they solve the affordable housing crisis nationally if not globally? Join Dave as he asks these questions and more in this behind the scenes look at this offsite construction manufacturing facility in Las Vegas, Nevada. Head on over to our main website: https://davecooper.live Check out more DaveCooper.Live social content here: https://compiled.social/davecooperlive #Tinyhouse #ADU #AccessoryDwellingUnit #GrannyFlats #Manufacturing #Housing #Engineering #Architecture #BuildingSystems #Offsite #OffsiteConstruction #constructionInnovation2021 #boxabl #innovation #mansion #homeforsale #homesforsale #cncmachining #instamachinist #housegoals #steel #newhomes #metalworking #realty #houses #engineers #fabrication #metalwork #machines #househunting #machining #realestatelife #cnc #homebuyers #elonmusk

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:00
hey everybody this is dave cooper and we
00:02
are live in las vegas at boxable and
00:04
standing with me is galiana taramani
00:07
who is a founder of boxable along with
00:09
your father
00:10
we are standing in the casita model and
00:13
today
00:14
not only we're going to give you a
00:14
little bit of a tour of the casita we're
00:16
also going to give you a tour of the
00:18
factory
00:18
and it is being set up there's people
00:20
working all over the place so it might
00:22
get a little noisy on occasion
00:24
and there's product everywhere here so
00:26
and after
00:27
today's show we're going to release a
00:29
complete review
00:30
on this model a complete walkthrough
00:33
with jennifer and myself
00:34
galliano who wakes up and says i'm going
00:37
to build a folding house
00:39
yeah dave well thanks for coming to
00:41
vegas and it's it's good to be on your
00:42
show
00:43
um you know sometime several years ago
00:46
we we woke up and we thought
00:47
just that and really it was a way to

00:50
kind of
00:50
try to make housing compatible with mass
00:53
production
00:54
something that hasn't really worked very
00:55
well to date and hopefully we can have a
00:57
really big
00:58
impact on housing affordability so yeah
01:01
this is the the casita our our flagship
01:03
product
01:04
yeah and it's beautiful i mean it's
01:06
built like a you know
01:07
like a brick whatever you know house or
01:09
what have you i mean it's solid like a
01:11
tank
01:11
and speaking of tanks there's tanks
01:12
right outside the back door here you're
01:14
next to the military installation
01:16
let's talk about this model in
01:18
particular what is it exactly
01:20
so uh we plan a building system this is
01:23
the smallest room module
01:24
in our building system so it's just
01:26
fitted out as a little studio apartment

01:28
it's got a kitchen bathroom bed and
01:30
couch you know every everything you need
01:32
and this is the initial product that
01:34
we'll be going out with
01:36
so you know it's a really nice feeling
01:38
to it it's got high
01:40
uh nine and a half foot ceilings which
01:42
you don't always get from the from the
01:43
video but it's very different when you
01:45
when you stand inside of it so
01:47
really nice and people seem to love it
01:48
online sure and does it come with all
01:50
the appliances you got refrigerator in
01:52
here we got the stove i mean you got
01:53
lights in the cabinets
01:55
and these are actually really nice
01:56
cabinets yeah so
01:58
basically everything we can cram into it
02:01
uh when we ship it
02:02
will ship with it right the unit so what
02:04
happens is
02:05
the whole room folds up and kind of all

02:08
the empty space folds up so
02:10
imagine there's no furniture in here
02:12
there's no better couch you just have
02:13
this empty room
02:14
that's all going to fold up and it's
02:16
going to fold down to about here
02:18
and that way we can finish all this
02:19
stuff in the factory so like five feet
02:21
by the length of the unit
02:23
we can finish anything in the factory in
02:24
this one it's kitchen and bathroom
02:26
and this one's kitchen and bathroom you
02:28
can't see it behind the camera guy but
02:29
we're gonna show you
02:30
uh i mean there's a bed there's a
02:32
fireplace in here you got a couch in
02:34
here you got beautiful windows
02:35
and the bathroom is gorgeous i mean is
02:37
that that's like a five foot shower
02:39
yeah yeah it's really nice it's really
02:41
uh spacious um
02:42

we worked really hard to get the the max
02:45
possible
02:46
dimensions and not compromise on the
02:48
space and still make it
02:50
shippable so that's so important and we
02:52
think that's the reason that
02:53
factory-built housing has never really
02:54
taken off or taken market share
02:56
uh it's just so expensive to ship the
02:58
buildings so you know our initial
03:00
innovation was
03:01
make them shippable and and so now they
03:03
are sure and and the cost on something
03:05
like this right now is going for what
03:07
uh so we're planning to retail this for
03:09
uh fifty thousand dollars
03:11
and um we'll be opening to the public uh
03:13
hopefully sometime early next year after
03:15
we deliver on our initial orders
03:17
sure and and the delivery process on
03:20
this is the truck rolls out
03:21
you take it off the truck it unfolds
03:24

site work still needs to be put in place
03:26
correct
03:26
yeah so you'll need to prepare in most
03:28
cases a foundation and utilities to
03:30
connect to and then you'll
03:32
this will be dropped off and you'll
03:34
unfold it on the foundation it should
03:35
only take a few hours to
03:37
come together and plug into utilities
03:39
and
03:40
then you're good to go we've really
03:41
gotten everything we possibly could done
03:43
in the factory right the interesting
03:47
part about this journey for you and we
03:49
spoke a little bit yesterday
03:51
was how surprised you were from the
03:53
support that you had
03:54
from people all around the world social
03:56
media
03:58
in in the money you've been raising to
04:00
do this
04:01
tell us a little bit about that and tell
04:02

us you know why does it surprise you i
04:04
mean this is awesome
04:05
yeah well i mean it's certainly a very
04:07
big undertaking
04:08
and it's gotten bigger and bigger uh
04:10
really quickly
04:11
we were really excited to realize
04:15
how much people cared about this because
04:16
we didn't expect them to at first
04:18
and now the amount of inquiries that we
04:20
get on a daily basis is
04:22
absolutely massive so it's just resulted
04:25
in resources kind of rolling in
04:27
from from every angle you know customers
04:29
investors
04:30
uh partners uh installers people in
04:33
different countries like
04:35
thousands and thousands of people
04:36
interested in doing this
04:38
and uh it's great and and it's kind of
04:40
all thanks to you know social media
04:42
and you know getting the word out there
04:44

well in the tiny home movement
04:46
housing affordability there is nothing
04:48
at this level that i have seen and we've
04:50
been traveling the country
04:51
that compares at this price point for
04:54
this level of a structure it's highly
04:56
energy efficient
04:57
um and and you literally can place this
05:00
anywhere and like california for
05:01
instance we just came to california
05:03
adus are a big deal because there's no
05:05
more space where do you put aging in
05:06
place where do you put college kids
05:08
that aren't in college because of covin
05:10
and all these different things
05:11
this is a perfect scenario for that yeah
05:14
so you know a lot of different
05:15
market forces kind of you know going in
05:17
our direction
05:18
uh whether it's the adu laws in
05:20
california or or other
05:22
housing affordability issues and this
05:24

product just really makes sense so
05:26
it's pretty cool they did pass a lot of
05:27
laws encouraging those
05:29
little backyard units so that was our
05:30
original idea for this product
05:32
we would target it towards backyard
05:34
housing in california
05:35
but you know we've ended up getting
05:37
people inquiring about
05:38
every other use case you can possibly
05:40
imagine for a small room
05:42
and and just recently they did some kind
05:44
of tiny house laws in
05:45
nevada as well and those rules are
05:47
spreading around the country everywhere
05:48
so i think it's going to be a rapidly
05:50
growing market for us to kind of deploy
05:52
this product into yeah
05:53
it really is going to be so everybody if
05:55
you're just tuning in we are in las
05:57
vegas nevada
05:58
at boxable we are live on linkedin
06:01
youtube facebook

06:02
and twitch galliano why don't we go to
06:04
twitch
06:06
it's it's where the action is it is
06:07
where the action is it's where the young
06:09
people are it's where the gamers are
06:10
it's where the virtual world
06:12
uh and digital twin all started before
06:14
we brought it into this industry they're
06:15
not coming to us so we're going to them
06:18
so what is next after the casita model
06:21
for
06:21
for you guys so uh we plan a
06:25
building system where we'll mass produce
06:26
different size room modules in different
06:28
interior configurations they're all
06:30
kind of standardized and they'll stack
06:32
and connect and the range and endless
06:34
configurations to build
06:35
hopefully every you know most every
06:37
building type on the planet
06:40
as soon as we prove things in this
06:41
factory i'll be making the case for the

06:43
next step
06:44
which will be an even bigger factory
06:46
where we can really hit all the
06:47
economies of scale and efficiency
06:50
that we need to to make this into a
06:52
modern
06:53
manufactured assembly line product and
06:55
just build it the same way we're
06:56
building all the other
06:57
modern products sure you know this is a
06:59
big factory you know and there's
07:01
been so much back and forth when's it
07:03
opening when's it not opening right is
07:05
the
07:05
machines in here well i can tell you
07:07
we're going to show you the machines are
07:09
in the product is lined up all the way
07:11
down the factory
07:12
and we're going to take a walk in this
07:14
factory here in just a moment
07:15
if somebody wanted to get one of these
07:18
or or
07:19

to you know donate or what have you what
07:20
do they have to do there
07:22
uh go to the website boxable.com go to
07:25
the reserve page get your name on the
07:26
wait list
07:27
as soon as uh you know we're ready we're
07:29
going to reach out to everyone on that
07:30
list and and start you know rolling out
07:32
product to people
07:33
there's lots of info on there lots of
07:35
info on on youtube on our social medias
07:37
and we'll continue to kind of update
07:38
uh everyone with our progress as we move
07:40
forward absolutely
07:42
hey if you like what you're watching
07:43
please hit that like and share button
07:44
right now and if you are not following
07:46
galliano you need to follow galliano but
07:48
do it after the show we don't want you
07:49
to leave
07:49
all right now it's time i think we need
07:52

to show people the inside of boxable
07:54
the factory floor so why don't we go and
07:56
take a walk down the line
07:58
and let's get into the details on how
08:00
this is built
08:01
the structure of the engineering we'll
08:02
go through all that stuff so why don't
08:04
we do that
08:04
perfect perfect
08:08
all right so
08:11
if you're tuning in we're at one end of
08:13
the factory right now
08:15
and on the other end of the factory is
08:17
where the line starts
08:19
and we're gonna walk down here uh and
08:21
and we're gonna be set up on this side
08:23
because this
08:23
is the beginning of the line i should
08:25
have said you know hey why didn't you
08:26
put this down there so we didn't have to
08:28
walk you know
08:29
a couple football field lengths you're
08:31
right and it was there before and

08:32
we moved it out of the way because we
08:34
needed the space right but it's it's
08:36
just sitting on
08:37
uh caster wheels so we can actually roll
08:39
it around anywhere
08:41
oh well let's go grab it yeah we'll tow
08:43
it over we'll bring it down we'll bring
08:45
it down
08:45
well i love it so you know tell us a
08:48
little bit about the process and coming
08:51
up with the design of the factory floor
08:53
and and
08:54
all of those things and then uh then
08:56
then we'll walk through it
08:57
well it was a tremendous amount of you
08:59
know research um
09:01
you know testing engineering on
09:03
everything
09:04
because we're not really using the
09:06
common building materials so there was
09:08
many many considerations and
09:09
we had to figure out you know what we
09:11

would use and how we would efficiently
09:13
manufacture that
09:14
and we ended up settling on this you
09:16
know laminated panel
09:18
composite panel process which has many
09:20
many benefits and we ended up finding
09:22
some really amazing
09:23
equipment that made that a very
09:25
streamlined for this first stage of the
09:27
factory
09:28
perfect perfect and in the factory i
09:30
mean we're looking at all the product
09:31
we're walking by right now i mean
09:33
that was all just windows ready for
09:35
orders you have all your uh your sit
09:37
panels their styrofoam
09:39
insulation here to the right all lined
09:42
up
09:42
all the metal sheathing i mean you got
09:44
paint booths here you have everything
09:46
set up here
09:47
yeah we are you know focused on
09:50

producing this first order that we have
09:51
which is 150 houses
09:53
for the government um you know it's it's
09:56
really good for us we just get to focus
09:57
on the manufacturing and figure things
09:59
out
09:59
so everything you see here is for that
10:01
order and we're you know
10:03
very close to turning on this whole
10:05
assembly line we actually just moved
10:06
into the building
10:07
last week we got our final you know
10:09
certificate of occupancy right from the
10:10
city and now we're going to get going uh
10:13
starting to crank out houses ah the
10:15
government regulations slow things down
10:17
all the time
10:17
all right everybody let's get to the
10:19
factory tour
10:20
all right hey everybody we are live at
10:23
boxable you were catching some of the
10:25
beginning intro
10:26

we were doing at the casita i was
10:28
hanging out with galiano
10:30
uh i mean behind us is the start of
10:34
a pretty big production facility
10:36
happening at the moment
10:37
which i think is amazing we did a little
10:39
pre-recording of the casita uh prior to
10:42
coming here for whatever reason
10:44
um that's still sitting where it's set
10:46
but we're going to really get into this
10:48
now and let's start talking about what's
10:50
happening here at the factory
10:52
uh and really what problem are you
10:54
solving
10:55
yeah so the goal of the company is
10:58
housing affordability we want to make
11:01
you know building construction
11:02
dramatically more affordable all around
11:05
the world
11:06
uh it's a really a big plan and big
11:08
vision
11:09
and this is just the start uh we're kind
11:11
of starting
11:12
pretty big here in the in this big
11:14
building
11:16
but compared to where we want to be it's
11:17
it's very small
11:19
we think that by making buildings
11:22
work in the factory making production of
11:24
buildings
11:25
work on the assembly line we are going
11:27
to be able to change everything
11:29
this is really the last big uh modern
11:31
product that's not
11:32
built on a in a factory everything else
11:35
we use you know cars sneakers television
11:37
all of it it's built on an assembly line
11:39
so we enjoy the benefits
11:41
of those principles and that just hasn't
11:43
translated into housing
11:44
they're still building by hand 90
11:46
percent of buildings are built by hand
11:47
it's incredibly
11:48
slow and inefficient and one of the uh
11:51
kind of examples i like to use is
11:53
imagine that you ordered a car and some
11:56
guys
11:56
arrive in your driveway with a bunch of
11:58
pieces of metal and welding torches and
12:00
hammers
12:01
and they start building that thing in
12:02
your driveway that seems
12:04
crazy it would take forever it was
12:06
incredibly expensive
12:08
and probably poor quality uh but that's
12:10
how housing is done
12:11
everyone's used to it we think nothing
12:13
of it so if we can just make this work
12:16
in the factory it's gonna lead to uh
12:18
incredible
12:19
you know mass production of buildings
12:21
that's never been done before incredible
12:23
cost savings incredible
12:24
uh quality increases different ratings
12:27
increases
12:28
there's just so much we can do and we
12:30
think we've kind of solved all the
12:31

problems that have stopped it from
12:32
working in the factory
12:33
and are you know hopefully leading up to
12:35
to a really big scale yeah for sure so
12:38
listen if you are just joining us we are
12:41
live in las vegas at boxable and
12:43
standing with me is one of the founders
12:45
galiano tremani who is a mastermind
12:48
behind a lot of the equipment you're
12:50
going to see behind us today
12:52
we also have done a full live review
12:54
jennifer and i
12:55
of the casita model which we started off
12:57
in the beginning of the video
12:58
we're going to put that video up as well
13:00
so you're going to get the full vision
13:02
of everything that we are seeing here
13:04
not only that we're going to give you
13:06
our honest opinion and our honest review
13:09
of the casita model and you might be
13:11
surprised what we have to say
13:13
so galliano we were talking about it

13:16
earlier at the casita you wake up
13:18
you know you have this idea you and your
13:20
dad all this together and your dad's
13:22
going to join us uh
13:23
pialo is going to join us here uh in not
13:25
too long
13:27
where did it begin tell us on the
13:29
journey like how did you
13:31
take it from an idea to paper to now a
13:34
couple hundred thousand square feet of
13:35
manufacturing facility
13:37
yeah sorry there's a little fly there
13:38
flying around so
13:40
um yeah we we uh you know we started
13:42
working on this kind of 2017
13:44
uh really uh getting in there and
13:47
figuring things out
13:48
uh what wasn't obvious at the beginning
13:49
was all the problems
13:51
uh so it took a while to figure out what
13:53
that was what the issues are where the
13:54
friction points are
13:56

why things aren't done the way that
13:58
maybe they should be done
14:00
and you know as we kind of went through
14:03
it
14:03
and started uh figuring that out it it
14:06
directed the
14:06
the development of the product and you
14:08
know of course everyone sees
14:10
online the shipping solution which is
14:13
kind of clear and obvious and
14:14
and really a game changer to make it
14:17
possible to
14:18
produce in the factory uh but beyond
14:20
that under the hood there's a whole lot
14:22
more
14:22
a whole lot more innovation here
14:25
basically
14:26
nothing left uh for the most part from
14:28
traditional construction in our
14:29
buildings
14:30
right and so when you say that
14:32
traditional construction nothing about
14:34
the process here
14:35
i mean some of the lamination and

14:36
materials you're using is traditional
14:38
but the thought process on how it all
14:40
goes together is not
14:42
you still have a lot of manual you know
14:44
uh things happening
14:46
on your production line but you're also
14:48
at a price point of 50
14:49
000 for that casita is that part of the
14:52
whole
14:52
let's grow into this and build up to it
14:55
so we can keep our price point down so
14:56
we can keep it affordable
14:58
so we can put a good product out the
15:00
door if not great products
15:01
yeah so uh this kind of starter factory
15:04
that we're doing here it has a lot of
15:06
manual processes in it and that's
15:08
because we have to figure things out on
15:10
a basic level
15:10
before we start adding in that
15:12
automation we have to make sure that the
15:13
product and the process is going to stay
15:16

the way it is and then we'll start
15:17
adding in that automation as soon as it
15:19
makes sense
15:20
but we do get the advantage of using a
15:22
lot of
15:23
off-the-shelf automation for example all
15:25
of the sub components we have are pretty
15:27
much all processed by
15:29
cnc computer cutting forming equipment
15:32
into very accurate tolerance components
15:34
that can then kind of
15:35
assemble together rapidly and then you
15:38
know beyond that there's a whole bunch
15:39
of custom automation that will
15:41
integrate in later and uh you know
15:44
the big picture there is this is 170 000
15:47
foot factory
15:48
what you need to do a full automated
15:51
automobile style mass production
15:52
is a multi-million square foot factory a
15:55
billion dollar factory
15:56
and we think we'll get there as soon as
15:58

we prove things out
16:00
here and most importantly the product is
16:02
engineered to be compatible with all
16:04
that
16:04
whereas the the lumber stick framing
16:06
that's traditional
16:07
construction and traditional modular
16:09
construction it doesn't it doesn't
16:11
really work that well with the
16:12
automation and that's kind of why it
16:13
hasn't been done yet
16:14
right so customers where's your shipping
16:17
radius where are you going with what's
16:19
here right now
16:20
so uh really huge interest on the on the
16:23
customer front
16:24
uh first order is is for the federal
16:27
government
16:27
uh and then beyond that we'll see you
16:30
know kind of who's first
16:31
as far as the the rest of the customers
16:33
the products you know it can ship
16:35
anywhere
16:36

you know the most important thing is
16:37
that we got it down to just a highway
16:39
legal
16:39
standard load so it can be compatible
16:42
with all the shipping infrastructure
16:43
that exists
16:43
for everything else and we don't have
16:45
these costs associated with
16:47
the oversized buildings um
16:50
how far we ship i think you know
16:52
everything we build in this factory
16:53
which is thousands of units
16:54
it'll probably all get eaten up right
16:56
right next door here
16:58
um and then you know shipping does cost
17:00
money uh we we have the best case for
17:02
shipping but it still costs money
17:04
so sending it you know to the other side
17:05
of the country uh may or may not make
17:07
sense depending on like the local market
17:09
the cost the need of the customer the
17:11
speed
17:11

they want so we'll see how that all
17:13
plays out but um
17:14
you know it's it's definitely um you
17:17
know shipping
17:18
super important and the situation we
17:20
have here where not only is it
17:22
a legal load eight and a half feet wide
17:24
uh it's also fully finished so kitchen
17:26
bathroom everything is done in the
17:27
building
17:27
and on top of that we're actually
17:29
shipping 20 feet of
17:30
of a footprint uh 20 feet of of
17:34
um you know wide of building on that
17:36
eight and a half footprint so it's a
17:37
pretty amazing situation
17:39
to get into and as people were saying in
17:41
the intro when we were standing in the
17:42
in the beginning of the show
17:44
inside there i mean that's pretty much
17:45
how it comes you know minus you know
17:46
where the mate walls and where it folds
17:48

but all of that products still off to
17:50
the side as well
17:51
were you surprised on how the tiny home
17:54
movement kind of picked up on what you
17:56
guys were doing
17:57
yeah and you know when we got started uh
18:00
with boxable we didn't start with a
18:02
small house or a tiny home
18:04
we actually started with bigger units
18:06
our first units were
18:07
about 800 square feet each the first
18:10
prototype we built
18:11
was like a 1600 square foot house and
18:13
then we started thinking about it and
18:15
said what's a smart place to start
18:17
you know where where are there lower
18:18
barriers to entry where is there a
18:20
growing market demands
18:22
and the tiny house thing just made so
18:24
much sense and
18:25
once we announced this product and got
18:27
in front of some of those
18:28

you know tiny house fans they went crazy
18:31
for it uh that that was how things got
18:33
started
18:33
on social media early on someone shared
18:36
our video on a channel that was devoted
18:38
to tiny houses
18:39
and that was like our target audience
18:41
right there so all of a sudden you know
18:42
web traffic and inquiries
18:44
picked up and then it just kind of
18:45
snowballed from there with every new
18:48
startup you know and new idea
18:51
there's always issues problems what what
18:54
were some of the issues problems maybe
18:56
surprises that you had along the way
18:59
that you weren't expecting outside of
19:01
building officials yeah i mean
19:03
yeah a whole whole lot of stuff you know
19:05
everything you can imagine you know goes
19:07
wrong whenever you're
19:08
doing a business and the most important
19:10
thing is just to be persistent and

19:12
and keep going and keep going and never
19:13
stop so you know every everything you
19:16
can imagine
19:17
has basically happened um you know i'll
19:19
tell
19:20
uh one funny story uh our uh
19:23
one of our earlier trade shows that we
19:25
did where we had those bigger prototypes
19:27
was in las vegas and you know las vegas
19:29
is in the desert
19:31
and you know we didn't expect uh any bad
19:33
weather so
19:34
yeah so so this prototype we had um it
19:37
didn't have a roof
19:38
on it and and there was just a big gap
19:39
in the ceiling because we were
19:40
showcasing everything else right
19:42
so you know the morning of the show it
19:44
snowed in las vegas which doesn't happen
19:46
a lot
19:47
so then we ended up with snow on the
19:50
roof the sun came up it melted
19:52

it started uh flooding the whole unit
19:54
and it was horrifying i was up there
19:57
with like a broom at like six in the
19:58
morning trying to broom all the all the
20:00
the snow off but we ended up getting it
20:03
dried off and cleaned up and the show
20:05
opened
20:06
and no one noticed so that was that was
20:08
pretty cool
20:09
um you know many other things of course
20:12
lately
20:13
um supply chain disruptions have been
20:15
really difficult
20:16
but we've we've navigated them all
20:19
everything
20:19
from you know the the equipment being
20:22
delayed because the supplier couldn't
20:23
source steel or whatever else
20:25
to us having to pay premiums on raw
20:26
materials uh shipping delays where you
20:29
have shipping container delays
20:30
some things just not being available
20:32

like for example um
20:34
electrical wiring we we had to buy you
20:36
know a significant amount of electrical
20:37
wiring
20:38
for the first order that we have and it
20:40
just wasn't available anywhere from any
20:43
suppliers so we ended up going to home
20:45
depot and buying out the whole store
20:47
because
20:47
that was all we could do um so that
20:50
stuff will is is getting a little better
20:52
now
20:52
and and as we gear up um you know we'll
20:54
be more prepared for that
20:56
in the future but getting started you
20:58
know it's been a challenge to navigate
21:00
all that
21:00
yeah well i'm sure you know with supply
21:02
chain with covid all the different
21:04
aspects that have hit
21:05
you know any startup at this point
21:07
coming through
21:08

going back to the snow on the roof right
21:10
let's talk about snow loads for a second
21:12
i don't really mean that in the sense of
21:14
las vegas but
21:15
the materials you're using are actually
21:19
if anything had to get wet at least it
21:21
was a casita
21:22
right material versus any others like
21:24
you said you cleaned it off and
21:26
we talked a little bit about this on how
21:27
it stands up to weather and humidity and
21:29
water
21:30
better than most other structures yeah
21:33
very water resistant
21:34
we're not using sheet rock we're not
21:36
using common lumber that would
21:37
traditionally
21:38
rot or mold so uh really really nice and
21:41
we were able to just
21:43
wipe it off and and it was good to go
21:45
and and no one knew
21:46
i think we're planning actually to do
21:48

kind of a funny promotional video
21:50
pretty soon where we put a big
21:51
inflatable pool inside the house and
21:53
just
21:53
splash and make a mess everywhere but
21:56
yeah the the building um
21:58
you know has a lot a lot of things that
22:00
are better than traditional buildings
22:02
and that's the result of you know years
22:04
of of research and r d
22:06
and testing where we had all these
22:08
different requirements
22:09
and all these different requirements uh
22:11
for building code for strength for
22:13
safety for water for fire
22:15
wind energy all those different things
22:18
they don't always
22:19
align so you know you might try to make
22:21
the building stronger but then it
22:22
becomes much
22:23
heavier and that's a problem or you know
22:26
maybe you want to make it cheaper but
22:27

but then it's not as energy efficient
22:29
uh so you know it was a big bouncing act
22:31
and what we've come up with now
22:33
is really amazing and it it fills all
22:35
those needs it exceeds
22:37
uh all the the standard requirements of
22:39
traditional buildings
22:40
we'll be publishing third-party data on
22:42
that to prove all those claims and it's
22:44
going to be
22:45
really great for our our marketing soon
22:47
so so we're really excited about that but
22:50
uh it's been a great journey and one of
22:52
the reasons we wanted to make the
22:53
building
22:54
so much better and stronger in all these
22:56
uh different areas was
22:58
so that we could have one solution one
23:00
building type that works everywhere and
23:02
scales everywhere
23:03
versus right now different areas they
23:05
use different building materials and

23:06
there's different requirements so if
23:08
you're building a building in florida
23:09
it might be built for high winds if it's
23:11
san francisco it might be built for
23:12
earthquakes we wanted one product that
23:14
works everywhere
23:15
and you know what we've come up with it
23:17
hits it hits them all
23:18
and that means you know first and
23:20
foremost it's it's very low cost and
23:22
rapid to manufacture
23:24
and then beyond that we've kind of been
23:25
able to to tweak all the engineering
23:27
and outperform on everything else so
23:29
we're really excited to kind of
23:31
shake up the the market when we release
23:34
this product
23:34
yeah and so let's let's touch on a
23:37
couple things here you said you know
23:38
third party
23:39
with any new product any new type of
23:41
build coming to market

23:42
third party approvals local building
23:44
official approvals
23:46
getting those inspections is part of i
23:48
guess the struggle so to speak
23:50
how are you doing with that are you
23:52
finding any pushback
23:54
yeah so tremendous amount of regulations
23:56
surrounding
23:57
building construction and it's at every
23:59
level you know federal state
24:01
and local because the local governments
24:03
use this as a
24:05
major source of tax revenue they're
24:06
meddling in it you know every chance
24:08
they get so it's very uh difficult to
24:11
navigate
24:12
and you know it kind of makes sense that
24:14
it's like that because right now you
24:16
have all these independent actors all
24:17
these
24:18
different builders all doing different
24:19
stuff so no one's really necessarily
24:21

accountable
24:22
and you know there's you know high
24:25
likelihood of a bad
24:26
craftsmanship that can result in in
24:28
problems so there's a lot of stuff
24:30
around it hopefully if we create you
24:32
know a national brand where we're well
24:33
known for
24:34
high quality etc uh those restrictions
24:37
can can be reduced a little bit but
24:39
uh immediately will be part of the
24:41
state's modular housing programs
24:43
which are are very nice and something
24:45
that is
24:46
is far less burdensome than i would have
24:48
expected um it really consists of
24:51
two main components one is testing so
24:54
every test you can imagine
24:55
we're doing on the house so that's like
24:58
building panels breaking them lighting
25:00
them on fire
25:01
uh water intrusion everything you can

25:03
imagine we test it
25:04
so that then we can say yes this meets
25:06
or exceeds the requirements for building
25:08
code to create a safe
25:10
building beyond that what uh traditional
25:13
buildings are are inspected you know at
25:15
multiple times during the process on
25:16
on the site like walls are kept open and
25:19
then the inspector comes and looked
25:20
at electric for example so because we're
25:22
building them all in the factory
25:24
they're not able to be inspected on site
25:26
so therefore we need a third-party
25:27
inspector
25:28
in the factory so all of our buildings
25:30
will be inspected by the third-party
25:33
inspector and that satisfies the the
25:35
building department regulations
25:37
and it's really a great situation for
25:39
everyone especially our customer
25:40
because now they're going to have way

25:42
less interactions with that building
25:43
department
25:44
they're going to maybe have one final
25:45
inspection and that's it they're not
25:47
going to have multiple inspections
25:48
they're going to have plans that are
25:49
pre-approved at the state level
25:50
and just a lot of benefits to these
25:52
modular programs well there is a lot of
25:54
benefits to it because the third party
25:55
inspections are all happening mainly
25:57
here in the facility and you have a
25:58
third party agency that is looking at
26:00
all that
26:00
but for the consumer it's a really great
26:02
thing because not only are they looking
26:03
at it typically the building
26:04
departments are looking at it as well
26:06
and you are getting some final
26:07
walkthrough inspections on site but you
26:09
still have your site work with these
26:10

that one still has to put in place uh
26:13
foundation plumbing sewer water so that
26:15
that still has to happen and those
26:17
inspections happen
26:18
regularly but you're right it cuts
26:20
probably three quarters of the
26:21
inspections out
26:22
yeah it's very nice situation super nice
26:24
so we're going to take a walk on the
26:25
factory floor
26:26
down through this area here and as we're
26:28
doing it let's talk about some of the
26:30
efficiencies you were you were
26:31
speaking of as far as how this goes
26:34
together and why it can go together so
26:36
i don't know if easily is the way to put
26:38
it but you're using a lot of precision
26:40
cnc
26:41
parts that you have outsourced and
26:43
bringing in house as you grow
26:44
but you're outsourcing so all this stuff
26:46
really is an assembly line
26:49
not a not a not a manufacturing one yeah

26:51
a good way of saying it yeah absolutely
26:53
everything is standardized and
26:55
repeatable so we will get more and more
26:57
efficient as we go we'll get faster and
26:59
better at things and we'll dial it in
27:00
and refine that
27:01
assembly line on an ongoing basis and i
27:03
think once we walk through the line
27:05
we'll come back
27:06
your dad will be with us then so when we
27:07
come back here he can join us
27:09
i have a feeling like you know he he's a
27:11
lot of brains behind this operator oh
27:13
yeah
27:13
right does he know that we're going to
27:15
jump the pickup truck off the loading
27:17
dock yet
27:18
you know uh usually usually usually you
27:21
would hide that from your dad but i
27:23
think he might be driving
27:24
yeah driving the truck off the jump if
27:26
you if you like this
27:27

jump a pickup truck off the loading dock
27:30
please make about a 50 000
27:32
donation i'll give him the link and
27:34
we'll go we'll go drive it up
27:35
i think he's serious it's making me a
27:37
little nervous yeah we're doing it all
27:38
right so hey everybody we are live right
27:40
now linkedin
27:41
youtube facebook and twitch if you are
27:43
not subscribed to our youtube channel
27:45
we have been traveling the country coast
27:47
to coast in a motorhome
27:49
going to only the places showcasing
27:51
people that are doing it better
27:53
we have been to 3d printed homes we have
27:55
been to modular manufacturers we have
27:56
been to fully automated home building
27:58
manufacturing facilities
28:00
and now we are in las vegas at boxable
28:03
with gileano talking about how we're
28:05
going to make affordable housing
28:07
fifty thousand dollars right fifty
28:09

thousand and wait until you see the

28:10
review jennifer and i do on this home

28:13
delivered to your doorstep and up in one

28:16
day so

28:17
with that said why don't we hop and go

28:18
through uh the factory tour here real

28:20
quick and just kind of show a little bit

28:21
of the lamination process

28:23
there's a good portion of the factory

28:24
we're still working on some ips so

28:26
we'll beat it out of it and then and

28:28
then you might as well think about now

28:30
i'm going to ask you about elon musk

28:31
everyone wants to know about elon musk

28:33
i'm going to he's going to spill the

28:35
beans by the end of this show so

28:37
why don't we go this way we'll switch

28:38
cameras here and we'll walk over

28:40
so as we're walking josh why don't you

28:43
show some of the

28:44
the stuff that we have here uh what what

28:46
are we looking at right now

28:48
yeah so what we're doing is a laminated

28:50
panel process so it's a composite panel

28:53
where we

28:54
basically glue different substrates

28:55
together and by doing it that way

28:58
we were not only able to increase the

29:00
the ratings on various things as i

29:01
mentioned before

29:02
but also dramatically simplify so now we

29:05
have much bigger pieces that kind of

29:07
uh assemble together rapidly so we've

29:10
gone from you know

29:11
hundreds of little pieces of wood and

29:12
thousands of nails down to just these

29:14
big blocks that

29:15
are precision caught in the cnc and then

29:17
rapidly laminate together so these

29:19
machines right here and i don't know if

29:21
you can see some of this but

29:23
basically what's happening there's some

29:24

panels down there will show the panel's

29:26
laying down

29:27
you're going to this is going to come

29:28
across it's going to lay the glue down

29:30
and then you're going to put another

29:31
panel and then another panel sandwiches

29:33
it to get another set of glue

29:35
and then a panel sandwiching it together

29:37
is that accurate

29:38
yeah so we will you know rapidly

29:40
assemble these substrates on this

29:42
conveyor and then we get to a really you

29:44
know high level of finished panel as

29:46
soon as it comes off this line

29:48
and that's all um you know

29:51
one one single big wall panel is all

29:54
laminated in one piece so we're not

29:55
making smaller little panels and kind of

29:57
splining them together later

29:58
for example the the front wall of the

30:00
casita let's say that's 10 feet by 20

30:02
feet

30:02

that will all be in one big piece on
30:04
this and assembled at one time
30:06
and what these do here is is let's say
30:09
we lay down the outer
30:10
uh board for the outer wall and then
30:14
this passes over and extrudes
30:15
polyurethane adhesive
30:17
and the polyurethane adhesive is really
30:19
amazing because
30:20
what happens is it's a chemical reaction
30:22
right that results in an irreversible
30:25
uh securing of the glue so once it
30:28
cures it it never goes back you know you
30:31
can heat it up it's not going to melt
30:33
anything like that and and basically um
30:36
you know you're you're going to end up
30:38
with this mechanical bond throughout the
30:40
whole thing so you can you can imagine
30:43
um you know when the glue goes in there
30:45
it eventually goes into a press and the
30:47
glue kind of expands and it seeps into
30:49

all the micro
30:50
cracks in the substrate and then it
30:51
grabs into them and then it hardens
30:53
and that's kind of equivalent to you
30:55
know a nail or a screw
30:56
but like thousands of them everywhere so
30:59
it becomes
31:00
uh incredibly strong and we love the
31:02
laminated panel technology
31:04
you know our core innovation is shipping
31:07
and
31:07
then uh beyond that we have a lot of
31:09
other innovations the shipping thing
31:11
that's always going to be there we can
31:13
change everything else about the
31:14
building anytime we want
31:15
and we'll probably continue to do that
31:17
as we go forward and have next
31:18
generations of the product
31:20
just like any other uh uh you know
31:22
product like an iphone or a car that has
31:24
a different version every couple years
31:27

right and everything's gonna go through
31:28
iteration and it should
31:30
we should always be moving forward our
31:32
industry doesn't think that way
31:33
typically everyone usually we're stuck
31:35
150 years behind
31:36
but we're not anymore we are moving
31:38
forward we are going to take it to the
31:40
next level
31:41
we are going to figure out this housing
31:42
affordability issue
31:44
and we are going to hopefully figure out
31:46
this supply chain issue so
31:47
if we go up here a little further we can
31:49
see some of these panels but before we
31:51
show the panels
31:52
every piece that you bring in that's
31:54
going to run down this line
31:57
is already precision manufactured right
32:00
and you have the big i see you got the
32:01
big vacuum picks that
32:02
so there's no manual lifting the stuff
32:05
up and slapping it down
32:06

you have the machines to do it this all
32:08
just goes together like a crossword
32:09
puzzle
32:10
yeah really nice so all the materials
32:12
that go into it
32:13
are auto fed into cnc machines cut and
32:16
then spit out the other end
32:18
uh then they're brought over here where
32:20
they kind of rapidly assemble together
32:21
in a precision manner
32:23
right now we do have these vacuum
32:25
lifting systems
32:26
but as soon as it makes sense we're
32:27
going to be swapping those out for the
32:29
robot arms
32:30
and then this process should be
32:32
incredibly fast where wall panels are
32:33
just churning out
32:34
sure and so what is this material that
32:36
i'm looking at right here
32:38
so this is what we've chosen for the
32:40
interior wall
32:41
uh in place of sheetrock it's uh really

32:44
amazing stuff
32:45
you know as you just lifted it it's it's
32:47
just really strong and flexible
32:49
um g-rock would have snapped maybe right
32:51
there huh yeah yeah definitely would and
32:53
then uh
32:55
we picked this uh because it it has a
32:57
lot of benefits
32:59
over sheet rock and that is you know not
33:01
only the strength
33:02
uh the strength means that you can throw
33:04
a screw in
33:05
anywhere on the wall you don't have to
33:06
find a stud because that can hold
33:08
a few hundred pounds per per screw so
33:11
that's that's really nice
33:12
uh then the the combustibility on it um
33:15
sheetrock is
33:16
rated non-combustible but it is
33:17
technically combustible this stuff is
33:19
not this stuff will not
33:20
burn uh will not you know ignite uh then
33:23
beyond
33:24

that it it it's very water resistant so
33:26
that was the real reason why we loved it
33:28
because
33:29
uh water damage and mold growth in
33:31
houses is a big
33:32
health problem and it's and it's nasty
33:34
so uh
33:35
these things you know this is going to
33:37
make that house so if it gets wet if it
33:39
floods the water drains out
33:40
and it's it's good to go it's not as
33:42
damaged as a traditional house might be
33:44
yeah for sure
33:45
let's keep walking is it airtight i mean
33:47
it might be going to mars right
33:50
i cannot i can't talk about mars or
33:52
anything like that
33:53
are you crazy all right so let's we'll
33:55
walk down a little bit further
33:56
now look i mean we're surrounded by by
33:59
metal here so hopefully we got the
34:00
signal up high enough
34:01
uh and we're not getting stuck what are

34:04
these
34:05
machines they look like they move right
34:07
up and down yeah so
34:08
uh as we were exploring the equipment to
34:10
do the laminated panel process
34:12
we looked at many many different things
34:15
uh many different ways to do the process
34:17
and actually bought and tested out
34:20
different equipment as we went forward
34:22
and we ended up settling on this piece
34:24
it's really amazing
34:25
uh we absolutely love it it's going to
34:27
allow us to crank out panels
34:29
so fast uh what this is is a multi-story
34:32
vacuum press so as part of that glue
34:34
curing process
34:35
you have to put a lot of pressure on the
34:37
panel to lock it in place because the
34:38
glue expands
34:39
and you don't want it moving around okay
34:41
so different ways to achieve that
34:43

pressure the psi that you need one way
34:45
is with vacuum
34:46
so pretty cool uh basically you know
34:48
this lines up with the conveyor it opens
34:50
up
34:51
a panel slides in it closes and the
34:53
vacuum is put on it
34:55
and then it's secured uh yeah i got it
34:58
all right so just
34:58
here stay right there so basically
35:00
everything comes down this line
35:02
here right this is moving up it takes a
35:05
panel
35:06
that line keeps moving it doesn't stop
35:08
because it's only one panel
35:09
and you keep feeding the panels like
35:11
pancakes this is vacuum
35:13
suction everything so if it seals tight
35:16
like when you vacuum your clothes to put
35:17
them in a closet those bags
35:19
so it's similar to what that is and then
35:21
they come out the bottom and the process
35:23
just keeps going

35:25
and going and it moves on to the next
35:26
stage is that that accurate
35:28
yeah so we can fit uh two of our biggest
35:30
wall panels on each of these systems
35:32
each uh two of those should be about ten
35:34
minutes process time
35:35
then it gets fed into this um three
35:39
are curing and one is being loaded
35:40
unloaded so then we have a continuous
35:42
output and this thing will crank out
35:43
panels
35:44
really fast wow okay very cool very cool
35:47
what's the length of these
35:49
i believe it's uh 50 feet so you know
35:51
our biggest panel is is
35:52
in this version is 20 feet but you know
35:55
we do we have set up this factory to do
35:57
larger units
35:58
although i suspect we'll end up just
36:00
with our hands full with the casi the
36:01
smaller units in this factory
36:03
can you do two units uh on one and one

36:06
vacuum like two walls two 20-foot walls
36:08
yeah exactly so so every time the the
36:10
press is loaded there'll be two two big
36:12
panels in there or even if there's some
36:14
smaller ones maybe let's say we do like
36:16
like interior division walls there'll be
36:19
even more
36:19
you know you can actually see on the
36:21
bottom there uh we'll show that when we
36:23
come back around but
36:25
where those panels will sit inside there
36:27
what what do we have going on here
36:28
keliano
36:29
so this is a uh paint and sanding booth
36:33
uh basically the only purpose it serves
36:35
is to get rid of the seams on the
36:37
interior wall in the building uh i'm not
36:39
a big fan of this i think we're going to
36:41
end up with some solutions
36:42
to get around this because this is just
36:44
traditional paint and spackle and

36:46
the way you would treat a regular um you
36:49
know seam in in a sheet rock
36:51
okay got it got it so the boots will get
36:53
filled here that one has doors is one
36:55
different than the other
36:57
yeah so one is uh sanding uh to put the
37:00
um
37:00
the mud on the spackle to get rid of the
37:02
seam and then the other just just paints
37:04
the panel
37:04
they'll come out of this machine onto
37:07
carts they'll
37:08
be fed into um you know these stations
37:10
and just keep going through
37:11
right so when they come out of here down
37:13
the line here that's where a lot of the
37:15
manual
37:16
process is put into play is that
37:18
accurate so what's what's after the
37:20
paint and sanding booth
37:21
yeah so at that point you know you have
37:23
a wall panel that has a pretty
37:25
significant level of finish and you know

37:26
compare that to traditional
37:28
wall assembly it's just many steps are
37:30
kind of gone from the process
37:32
then it'll go through windows and
37:35
electrical
37:36
uh while it's just still a panel um so
37:39
the the windows are easy
37:40
uh electrical we have kind of a cool uh
37:42
innovation there where
37:43
there's uh like kind of tunnels or
37:46
chases
37:47
throughout all the walls floor and
37:48
ceiling so there's no like drilling
37:50
through studs or anything in a
37:51
traditional electrical
37:52
and we'll just be sending in these kind
37:54
of uh electrical
37:56
wiring harnesses then those panels are
37:59
pretty much finished and then they'll go
38:00
and get assembled and put together
38:02
into the final home and then you know
38:04
fold it up and fold it up
38:06
and i mean so what's interesting about

38:07
this this is really
38:09
the most automated part that we're going
38:11
to see because everything else
38:13
is really do i say it plug and play yeah
38:16
it's everything is you know pretty
38:18
simple and
38:19
uh right now we're trying to keep it uh
38:21
very basic we're not trying to go crazy
38:23
with automation
38:24
we need to make uh smart decisions as we
38:26
move forward
38:27
we need to spend our our money wisely so
38:30
what we want to do is figure out the
38:32
whole process uh with the most basic
38:34
equipment we possibly can
38:36
and then as we see fit we'll add in that
38:38
automation
38:39
this factory will get to a certain level
38:41
of automation where it's kind of maxed
38:42
out
38:43
because it's only so big and then
38:45
hopefully at that point we'll be
38:46

move on to a much bigger facility where
38:49
we can break up all the all the
38:50
processes
38:51
into even more stations to make uh the
38:54
whole
38:54
flow happen even faster when are you
38:57
looking at
38:58
opening up the lines here now and i and
39:00
i say that we've had a lot of
39:01
conversation yesterday when we were here
39:03
and you know the the the approval
39:06
process
39:07
the safety inspections all of the things
39:10
that had to happen even just to be in
39:12
this building
39:13
uh especially during cobin and what's
39:14
been going on you know has slowed it up
39:17
a little bit yes
39:18
yeah it was a little frustrating because
39:20
um as we were doing the the fit out on
39:22
the building
39:23
we weren't actually allowed to come in
39:25
and do anything except
39:26

fit out we weren't even allowed to to
39:28
sit in the in the office
39:30
so we had to wait until all that process
39:31
was done uh
39:33
all the city inspections were done
39:34
before we were even allowed to move in
39:36
uh and and we ended up uh getting a
39:39
little bit of a jump start
39:40
because what we have right now is a
39:42
temporary occupancy
39:44
there's still some some stuff with
39:45
inspections for uh fire suppression
39:48
uh but we're allowed to use everything
39:50
except for those few items that still
39:52
have outstanding inspections on them
39:54
so you know we just got in here last
39:55
week and we are starting to turn on the
39:58
equipment
39:58
uh learn the ropes and then hopefully in
40:00
a month or two the first house comes out
40:02
right in a month or two perfect yeah and
40:04
that's that's the government

40:05
that you're doing or is that something
40:07
different yeah so uh the first order uh
40:09
we're fortunate enough to have
40:11
a big order from the government so it
40:13
really allows us to focus on the
40:14
manufacturing
40:16
um as we you know scale up the plant so
40:18
it's an order for 150
40:20
casitas and we just figure out
40:22
manufacturing
40:23
it's a great position because i don't
40:24
have to worry too much about dealing
40:26
with customers dealing with financing
40:28
dealing with contractors
40:29
any of the other stuff we can kind of
40:31
put that on hold for a little bit until
40:33
the manufacturing's dialed in
40:34
sure from from a consumer's perspective
40:38
you've been getting a ton of feedback on
40:39
the social media
40:41
what is the feedback that you've been
40:42
hearing from the consumers
40:44
in regards to i want one is there a lot

40:47
of that happening
40:48
yeah the the amount of of interest is is
40:51
off the charts
40:52
um we've had tens of thousands of emails
40:55
um
40:55
massive amount of social media comments
40:58
and messages as well
41:00
basically it's people coming up with
41:03
every single use case you could
41:04
ever imagine for a little room module
41:06
right you know everyone has a different
41:08
thing that they want to do with it
41:09
and you know it's everything from a
41:11
backyard
41:13
adu to workforce housing to you know
41:16
many many
41:17
other crazy and wacky things that you
41:18
could do with a room module as well so
41:20
people it's really caught people's kind
41:22
of imagination i think
41:24
yeah i want i'm you're delivering one
41:26
for my new studio right when i live in a

41:27
house again oh you'll be
41:28
you'll be the first one after the after
41:30
the government no problem what i think
41:32
is really cool is we'll put it on the
41:33
boxable truck on the back of the bed
41:35
and i can just use that as our home as
41:37
we travel just open it up we'll set it
41:39
up that i can just
41:40
hit the plumbing and heating we just
41:41
travel the country in it so
41:43
i know i know your dad's getting ready
41:45
to join us we're gonna head back here
41:46
but
41:46
as we're walking uh these are the vacuum
41:49
machines right that are going to be
41:51
picking up the panels
41:52
and i know uh you know maybe just pan a
41:55
little bit
41:56
on this over here so they can see this
41:58
but what a lot of people
42:00
are not seeing on the back end and one
42:02
it's just a lot of space to walk but two

42:04
is
42:04
i mean you have hundreds of windows
42:08
doors refrigerators i mean this place is
42:10
just
42:11
packed full full of product
42:14
ready to really get this line going yeah
42:16
we've got everything we need for this
42:18
first order
42:19
and you know i expect it's going to take
42:20
us you know months to get this first
42:22
156 out you know you know into
42:25
early next year so we have materials for
42:28
that but once we get up to speed it
42:30
should be hopefully about 300 houses a
42:31
month
42:32
so at that point we're gonna have even
42:33
more stuff in here even more
42:35
shelving to keep it on and uh houses a
42:37
month yeah that's that's the plan
42:39
max 175 175 000 square foot facility
42:43
just one
42:44
yep on two shifts that's what our

42:45
projections are so we'll see what we hit
42:47
on two shifts so we have two lines going
42:50
right so you're looking at two lines two
42:52
shafts you know
42:53
16 20 hour days somewhere in there yep
42:56
exactly what we're looking at doing
42:57
yeah perfect perfect so if you if you
42:59
want this is the boxable truck maybe
43:01
showing the box that's what we're gonna
43:02
jump off the uh
43:05
off the cargo ramp and the loading ramp
43:08
and you know what if you pan on those
43:09
windows i know we're not showing it but
43:10
we're gonna we have some b-roll
43:12
there is a ton of people inside the
43:14
building uh on that right side over
43:16
there
43:16
that uh are working in a big way so
43:20
why don't we go over here i know your
43:21
dad's gonna join us here in a second so
43:24

we're gonna switch back to this camera
43:26
here and uh
43:27
you got to make room for your dad come
43:29
on over here juliana we'll put your dad
43:31
in the center when he comes
43:32
so how important and how uh
43:36
how your dad in this process is it
43:38
working out between you or you
43:40
guys go fist the cup everywhere uh whoa
43:43
james there we go where could you
43:46
almost hit me i got it i got that on
43:48
video wow you know
43:50
live live wow that is awesome so
43:53
paulo palo germany is
43:56
the other founder and the father of this
43:58
being right here at the same time
44:00
i was just asking how do you guys get
44:01
along do you go fish to cuff everyone i
44:03
wouldn't go look at the alarms on this
44:04
guy
44:06
i don't even stand next to you you're
44:07
making me look small but
44:10

so we just did a walkthrough this has
44:13
been a this has been a process for
44:15
for all of you trying to get this from
44:17
where it started and where it is
44:18
now what palette talking to your son a
44:22
lot
44:23
what has been your primary role here at
44:25
boxable
44:26
right so yeah great so uh great question
44:29
and you asked
44:29
another question about how we get along
44:31
yeah that sort of feeds into our roles
44:33
and it's very interesting because uh
44:35
we have very different skill sets uh and
44:38
uh
44:38
we uh all right just talk i'm holding
44:41
you go ahead and so we just we just work
44:43
things out
44:43
uh we we don't have too many conflicts
44:46
actually
44:46
um we're very respectful of each other
44:48
and i think that's uh
44:51

just a great way to to work with a
44:53
family
44:54
um a number of very successful
44:56
businesses
44:57
prior very different skill sets to mine
44:59
with a good overlap
45:01
but very different he's much more on the
45:03
business and growth and then i'm much
45:05
more on the
45:06
on the ip intellectual property
45:09
uh patent and the innovation side really
45:12
he does everything very well sure
45:13
and let me ask what what what was uh
45:15
what did you do before you decided
45:17
you're going to build folding houses
45:18
yeah absolutely so for a couple of
45:20
decades i had a company that was
45:22
fairly successful it was an ip company
45:24
which for your viewers is an
45:25
intellectual property
45:26
licensing company it's just a fancy way
45:28
of saying that we
45:30

sat around invented things uh ip sounds
45:32
better than inventors yeah
45:34
sounds like really crazy and uh we would
45:36
just come up with products
45:37
all the products have to have patent
45:39
protection okay and then we would
45:40
license it to industry
45:41
in the similar way that somebody would
45:43
would take uh
45:45
like a musician or a songwriter or
45:47
somebody that writes books
45:49
and they get paid a royalty and we did
45:50
that with inventions and over a period
45:52
of time we said okay
45:54
what's the biggest idea we can we can
45:56
come up with
45:57
as ip guys and fix a problem sure and
46:00
that's this guy behind us
46:02
and it is fixing it so yeah all right
46:04
everybody we're live linkedin youtube
46:06
facebook and twitch please hit that like
46:08
and share
46:09
button right now and if you are not

46:10
subscribed to our youtube
channel dave
46:12
cooper live or to
46:14
boxable's youtube channel
you're wrong
46:16
you should be let's not wait
any longer
46:18
hit that subscribe
46:19
and that like button so all right
let's
46:21
let's get into the nuts and bolts
in
46:23
this so
46:24
it's time to produce affordable
housing
46:26
right we've waited long enough
the
46:28
traditional way of how we've
been
46:30
building
46:31
hasn't worked the people
before you have
46:34
not got it right we're just not
there
46:36
we're falling behind we're
falling
46:37
behind on technology you guys
have
46:40
a very viable solution from
everything
46:42
that i have seen so far and
we've been
46:44
traveling the country
46:45
to really make a big dent in
this how
46:48
are you seeing it personally
46:50

in terms of the technology in
terms of
46:53
the technology and the
marketplace and
46:55
really being able to deliver
46:56
an affordable housing yep so i
mean sort
46:59
of so top line view
47:00
the marketplace is what in
what we call
47:02
a pre-industrial condition
everything
47:04
else is built in a factory
47:05
kaliana's probably mentioned
some of
47:07
this and the reason
47:08
uh building buildings are not
building a
47:10
factory is because they're big
47:12
right and so the first thing we
had to
47:13
fix was the size we fixed the
size
47:15
they packed down to eight and
a half
47:16
foot wide down back to 20 foot
47:19
these are basically building
modules
47:20
building boxes like big legos
47:22
to build anything and that's
one of the
47:25
key breakthroughs
47:26
and then we've just dived dived
into
47:28
that into further and further
levels of
47:30

refinement you know if you're
out in the
47:31
factory
47:32
if you're out in the field rather
and
47:34
you have to climb up uh
47:35
four stories and you're nailing
things
47:37
in in the snow
47:38
in the in the sun you know it's
not
47:40
efficient you can only
47:41
move around small materials
that's why
47:43
two by fours are two by fours
and might
47:45
be small
47:46
we don't have that restriction
47:47
whatsoever we can build
panels here up
47:49
to
47:50
40 foot long in one big piece
and
47:53
believe me when we press that
down
47:54
with a quarter of a million tons
uh yeah
47:57
according to 250
47:58
000 pounds worth of pressure
it really
48:01
makes for a unit to remember
that's
48:03
never ever going to come apart
48:04
ever can i come apart so why
don't we
48:06
take a moment if you're joining
us i

48:08
want to get to the audience we want to
48:09
do some comments and questions i mean
48:11
it's lit up in red and
48:12
i'm seeing it all over the place um
48:14
jenna we ready for some questions maybe
48:16
we can go through and some comments then
48:18
we're going to come back to third-party
48:19
inspections some more we're going to
48:20
come back to
48:21
the precision and the assembly process
48:24
of this you know
48:25
what you mentioned about how many units
48:26
a month you can put out i mean that
48:28
that's a really significant number out
48:30
of a manufacturing facility
48:32
of this size so these are all really uh
48:35
key things and then we're going to talk
48:36
about elon musk because the world wants
48:38
to know it and
48:39
he keeps saying listen as long as his
48:42
dad doesn't tackle me i'll beat it out
48:43

of him
48:44
and i think his dad's going to protect
48:45
him all right let's go to some comments
48:47
and questions here real quick
48:48
krista price exciting to get a sneak
48:50
peek of the new boxable manufacturing
48:53
space
48:53
looking forward to following the journey
48:55
once production starts
48:57
thanks krista awesome we're definitely
48:59
going to
49:00
let people follow the journey because
49:01
we're going to be posting constant
49:03
updates on on youtube
49:05
uh instagram all kind of stuff because
49:08
we're trying to get as much
49:09
engagement and interest from people as
49:10
we can so that's
49:12
very important to us if you're producing
49:13
that many units you got to get them out
49:15
to everybody
49:16
i love it yeah go for it gilbert meyer
49:18
great vision
49:19

we need to replace stick built gilbert
49:22
myers thanks for joining us today from
49:24
linkedin
49:25
perfect ah question gilbert always
49:28
follows the rules he's got the queue
49:29
there
49:30
we are looking for automated glue
49:32
application can you share the
49:33
manufacturer
49:35
of your equipment so gilbert tires is
49:37
mmc 3
49:38
out of honduras and they're doing a
49:40
panel system a little similar to what
49:42
you're doing but not
49:43
not the same after we order 10 more i'll
49:46
uh
49:46
i'll let you know just kidding you can
49:48
email me yeah
49:50
you can reach out to me and i can put
49:52
you in contact alison d
49:54
here in the midwest we need basements
49:56
for storm shelters
49:58
can the cassista be placed on top of a
50:00

basement great question
50:02
yeah alison absolutely you can think of
50:04
the casita products and our building
50:06
shells
50:07
as you would any traditional stick built
50:09
or modular
50:10
so you can put them down on slabs on on
50:13
posts
50:13
and full basements uh for your
50:15
particular use application you can also
50:18
uh we believe once we're done we'll be
50:19
able to register those as hud homes
50:21
as trailers as rv homes and in fact
50:24
we think that the standards are so low
50:26
in the industry we plan to have
50:28
a boxable standard code and we'll work
50:30
our way through up through
50:32
hopefully to the federal government and
50:33
get an actual possible standard
50:36
and so that the public can have the
50:38
quality of product that they deserve and
50:40
they expect
50:41
from everything else in their life a
50:43
botchable standard irc
50:45
code across the country if not across
50:48
the globe
50:49
nah he doesn't think big i would love to
50:51
see that
50:52
okay next one
50:57
all right joel hodgins what's happening
50:59
joel plug and play
51:01
the a in dfma designed for manufacturer
51:04
assembly
51:05
and you guys really are an assembly line
51:07
here i mean you have a little bit of
51:08
manufacturing
51:09
but the majority of this is going to be
51:10
just a big assembly line where you can
51:12
put
51:13
skilled people to work non-skilled
51:14
people to work and get the same quality
51:17
and same consistency out the door is
51:19
that accurate
51:21
yeah absolutely uh dave it's completely
51:24
uh
51:25
got your name wrong but uh the plug and
51:26
play aspect is very very important
51:28
we've basically devolved building
51:30
construction down to
51:31
the the the dna the cellular level and
51:34
then we've built it up as simply
51:36
as we can and it takes a very very long
51:38
time to make complicated things
51:40
uh simple but the payoffs just keep
51:42
paying off forever so we have plug and
51:44
play in the factory
51:45
we've had porsche come in porsche
51:47
consulting they have 700 consulting
51:49
engineers
51:49
to help us set up a production line
51:51
because there are numero uno
51:53
in terms of production line know-how
51:55
automatic production line i mean
51:56
and then the product itself is plug and
51:59
play the factory is plug and play
52:01
this is our manufacturing cell it's
52:02

manufacturing cell number
one
52:04
and the product themselves
are very very
52:06
much stack and connect
52:08
perfect all right thank you joel
52:09
hutchins for that question
52:12
john soderberg i'm connecting
from
52:15
arizona
52:16
excited about the product all
right
52:18
thanks john from youtube
52:20
i'm ready awesome concept
and what a
52:22
great product to assist with
the housing
52:24
needs
52:25
i would love to connect to
discuss
52:27
options well there you go
52:28
you got to reach out to them j
lo flicks
52:32
what's happening j lo flicks
52:33
i love the old uh uh you see it
52:37
he has arms like you actually
hey ben
52:40
benvenuti
52:42
i'm saying it wrong then you
know how to
52:44
say it i come back
52:46
with hell i want to work for you
guys
52:48
that's all what
52:50
benevoluti thank you jen hell i
want to

52:53
work for you guys
52:58
all right google i'm gonna need
you to
53:00
translate that for me
53:01
david antosiak and if i get
people's
53:04
names wrong
53:05
i apologize i'm not intentionally
doing
53:07
it incredible product guys
congrats on
53:10
being so
53:10
innovative linkedin love it
53:14
steven hellstrom can you tell
again how
53:17
you deal with electrical
53:18
and plumbing
53:22
yeah the electrical plumbing is
very
53:24
interesting part of the
technology we
53:26
have
53:26
patented technology is our
walls are
53:29
smart i actually hate the
expression
53:30
smart but they really are smart
53:32
they are every about 30 inches
or so
53:34
there is a chase
53:36
on every panel the floor the
ceiling the
53:37
walls everything a chase is
simply a
53:40
hole
53:41

that runs through the middle of
the
53:42
panel it doesn't uh doesn't
have any
53:44
thermal bridging
53:45
it's all very well insulated and
what
53:47
that grid does it's like a
subway system
53:49
we have a main trunk line in
the ceiling
53:51
and we can in the factory after
the
53:54
factory in the field we can add
electric
53:56
we have kinetics
53:57
for sprinklers uh so it's a very
very
54:00
flexible
54:01
uh building shell system with
this first
54:03
baby this uh
54:04
casita we've configured and
then
54:06
generally water
54:08
waste uh electric all ports to
one
54:11
corner of
54:12
the casita for backslash
russian
54:16
plug-and-play
54:16
well and it is here listen if we
54:19
simplify the process of what
we're
54:21
building
54:22
and we stick to that process
you can get

54:24
the efficiencies you can get the
54:26
benefits
54:27
each and every home that is coming off
54:29
the line for the casita
54:30
you know where the wiring where the
54:32
plugs where the lighting
54:33
needs to be down to the millimeter
54:36
there's no guessing which makes
54:37
efficiency super easy and why you hired
54:39
porsche
54:40
because they do it every day is that
54:42
accurate absolutely
54:43
perfect all right chad crosby
54:47
been very interesting following boxable
54:49
for over a year
54:50
getting so close to production it's not
54:53
just getting close i mean
54:54
these guys are here i know you guys
54:56
probably told them to quiet down but
54:57
i mean they're working all around here
54:59
to get this thing ready to go
55:01
yeah absolutely we are we are working 24
55:04
7.

55:04
uh we could work 25 seven if we had an
55:07
extra hour in the day
55:08
to get the product our customers are the
55:11
number one
55:12
uh the number one thing here the
55:13
customer is absolutely number one that's
55:16
how we start and end our day
55:18
and uh we're working very hard to get to
55:20
production
55:21
all right thank you for that question
55:24
all right gilbert meyer are your
55:26
internal panels
55:27
are at frp
55:31
tire resistant panels i'm assuming is
55:33
what he's going for
55:34
uh no i think it's uh fiber reinforced
55:37
polymer yeah so that's that's a plastic
55:41
um system it's like kind of like
55:43
fiberglass i believe
55:44
uh we have looked at that um we didn't
55:46
end up going with it
55:48
we may circle back in the future they do
55:50
make some pretty cool
55:51

frp i-beam um our floor and ceiling
55:54
both have a steel i-beam in them so that
55:56
is a candidate to swap out for for an
55:58
frp
55:59
i-beam in the future there you go great
56:02
question gilbert thank you so much
56:07
david barajas looking at local building
56:09
code heights how tall
56:11
outside height for one unit and how
56:14
outside height for two units
56:16
okay so i'm assuming stackable what are
56:18
the what are the top dimension height
56:19
wise
56:19
super easy uh ten and a half for one
56:22
twenty one
56:23
for two if my math is correct ten and a
56:26
half one twenty one for two
56:27
yeah so listen i mean that's great i
56:29
mean across the country i mean building
56:30
codes vary
56:31
yeah place to place so that would work
56:33
from what i understand in most building
56:35

codes for sure
56:36
yeah it's uh it's a nine and a half
56:37
interior ceiling height yeah and then
56:39
the thickness of the panel on the floor
56:40
and ceiling is another six inches on
56:42
floor
56:42
and ceiling that's going to get to 10
56:44
and a half all right listen everybody if
56:45
you have a question try and put a cue in
56:47
front of it jennifer is working hard
56:49
behind the scenes to keep up with
56:50
everything out there and put the
56:51
questions up
56:52
we have about 10 minutes left on the
56:54
show here we will try and get to as many
56:55
as we can
56:56
so if you have some great questions put
56:58
them in there okay john
57:01
bydor chandra thank you for joining us
57:03
what is the material used for making the
57:06
wall panels are the external and
57:07

internal panels different i kind of we
57:09
just kind of touched on that i think
57:10
right
57:11
in some aspects yeah so the internal and
57:13
external panels are the same they're
57:15
basically
57:16
layers of concrete board steel
57:19
insulation
57:20
and a version of non-flammable uh
57:22
ceramic
57:23
board called ngo magnesium oxide so it's
57:27
it's a lamina
57:28
of cocktail really of different
57:30
materials that provide us with all the
57:32
elements we need
57:33
at the highest stiffness the highest
57:34
performance quality and the lowest cost
57:37
thank you for the questions that are
57:39
hopefully i said that right
57:41
all right next question from youtube
57:44
blair bames
57:45
do you have a factory fabricated base
57:48
foundation system
57:50

we do not actually we think some of the
57:52
printed product out there could
57:54
could do that in the future rather well
57:56
what we will be providing
57:58
on our website is a full supplement of
58:02
additional
58:03
uh downloads for example because we're
58:05
systemized back to that dna level
58:07
discussion
58:08
out our basement drawings for either a
58:11
slab or posts or a full basement
58:13
can be completely systemized uh very
58:16
very simple
58:17
and we can put this and roof trusses and
58:19
all sorts
58:20
online as we grow we can do the work
58:22
once
58:23
and then tens of thousands of customers
58:25
can download them
58:26
that sounds like a good deal for
58:27
everybody to me yeah
58:30
one thing that worth mentioning on that
58:32
is that the floor on our units is
58:34

incredibly strong and rigid so that
58:36
means the foundation requirements are
58:38
much less
58:39
we're not you know building with stick
58:41
framing on a foundation
58:42
we're simply using the foundation to
58:44
anchor this thing into the ground so
58:46
that
58:46
opens up the option for people to use
58:48
the lowest cost
58:49
foundation solution and and so that's
58:51
you know one of the many
58:53
other smaller you know friction points
58:55
that we've tried to reduce with our
58:57
system throughout the process
58:59
great all right thank you for that
59:00
question
59:02
alexandre cagnet hey alexandra
59:05
great concept you guys need to team up
59:08
with prefab of
59:09
all in one hvac d unit manufacturer
59:13
minute air huh wonder who is the founder
59:19

his name might be alessandra it might it
59:21
might be in alexandria he's been on our
59:23
show
59:24
building science uh quite often he
59:26
really does have a cool product and you
59:27
know he has a point it might be
59:28
something to take a look at yeah please
59:30
send us info
59:30
below at boxable we'll take a look give
59:33
us a call there you go there you go
59:35
thank you jlo flicks is back no pharaoh
59:38
did i say that right
59:40
uh it might be from another hemisphere
59:41
but yes i apologize might be from
59:43
another hemisphere
59:44
all right gilbert myers back man gilbert
59:46
you're loading up the questions
59:47
what is your total factory time to
59:49
finish a small house
59:51
take that self cool uh yeah so the
59:54
uh basically the final output is going
59:56
to be
59:57

one house every 90 minutes we just have
60:00
to ensure that none of the stations take
60:02
more than 90 minutes so the house can
60:04
keep moving through there hopefully
60:05
we'll be able to do
60:06
even better than that but we'll see how
60:09
it goes right now we're projecting
60:11
uh you know about 3 600 houses for the
60:13
year on two shifts
60:15
and a house coming out every 90 minutes
60:16
that's great for me just to give you an
60:18
idea of the scale and our ambitions
60:20
uh a ford f-150 comes off the line every
60:23
58 seconds
60:25
much more complicated than what we're
60:26
doing so let's see how low we can go if
60:29
we take the ford f-150
60:31
as uh as our race competition yeah and
60:33
you should if you keep
60:34
if you don't make a lot of changes on it
60:36
we're going to get into how much
60:37
customization

60:38
and we're also going to get into showing
60:40
you the casita there will be some videos
60:42
after this where we do full reviews of
60:44
this product jennifer and i
60:45
so make sure you keep an eye out for
60:47
that and subscribe to the channel to
60:48
check it out
60:49
john sutterberg do you have projections
60:51
of how long your completion offline date
60:54
would be
60:54
if ordering a home today also when you
60:57
are ramped up
60:58
at full capacity how many homes will you
61:01
be building a month and i know we talked
61:03
about that but let's
61:03
answer one more time well right now we
61:06
just have an absolutely
61:08
massive uh waiting list so um
61:11
not really sure how it's how it's all
61:13
gonna work out we're gonna try to
61:15
approach the list uh tactfully
61:17
and uh the most important thing here is
61:20

that we're gonna be looking to the to
61:22
the next step
61:23
as soon as we possibly can and that next
61:25
step
61:26
is not uh this factory that will produce
61:28
3 600 houses a year
61:30
obviously demand for housing is much
61:31
larger than that so
61:33
if we're successful here i'll be making
61:35
the case to go to that next level
61:37
which hopefully won't be a 50 million
61:39
dollar factory
61:40
like we're now it'll be a several
61:42
billion dollar factory which is where we
61:44
need to go
61:45
to take advantage of the you know uh
61:47
mass production automation
61:49
and also to satisfy the demand both here
61:52
in the us and everywhere else in the
61:54
world
61:55
great question thank you for that
61:58
big mesh online durasami hopefully i got
62:01
that right what
62:02

is exactly sandwiched between the
62:04
exterior and anterior cladding
62:06
of the wall panel so what are you
62:07
putting between the cladding is what
62:09
he's asking
62:10
steel insulation wiring packs if it
62:13
needs sprinklers
62:14
uh plumbing all the usual things you
62:17
find in a home
62:18
except they're all organized in one
62:19
space we have it thank you for your
62:21
question
62:22
david barajas very energy efficient how
62:25
about air quality all right so this was
62:27
part of my list
62:28
let's let's talk a little bit about
62:29
energy efficiency
62:31
uh reducing carbon footprint all the hot
62:33
topics that are out there right now
62:36
where are we on the energy efficiency of
62:37
these products
62:39
yeah so the the situation we have is
62:42
really
62:43

absolutely amazing um we've done some
62:45
preliminary
62:46
energy calculations on this thing and
62:48
it's it's off the charts
62:50
if you look at existing structurally
62:52
insulated panel products
62:54
which is what our principles are based
62:55
off of you'll see how well they perform
62:57
in energy
62:58
our system kind of goes a step further
63:01
than those ones
63:02
and we think that you know every house
63:05
that we make by default
63:07
is going to have absolutely incredible
63:09
energy efficiency
63:10
and that's due to the fact that the
63:13
walls have
63:14
uninterrupted eps foam insulation
63:16
throughout them
63:17
so that means very limited thermal
63:18
bridging where in a traditional house
63:20
you would lose energy
63:21
through studs additionally the envelope
63:24

is very tight so the airwork
63:26
conditioning
63:26
we're keeping inside it's not leaking or
63:28
gaps in the walls or an open wall cavity
63:30
or anything like that and then the
63:32
quality of the air is handled by
63:34
mechanical such solutions and mechanical
63:38
ventilation so we use
63:39
a mini split system that heats or cools
63:42
the air inside
63:43
and for this small unit i don't think
63:46
it's necessary but in bigger ones
63:48
we could add heat recovery ventilators
63:51
as well
63:52
to get in that that fresh air but
63:54
certainly it's a better situation than
63:56
traditional uh
63:58
ducting where you have kind of you know
64:00
unsanitary
64:01
and less energy efficient uh ducting
64:03
running running through the houses
64:05
yeah yeah well who needs air and ducting
64:07
in your house i mean it's gonna be so

64:09
built so insulated and so tight right
64:11
maybe in vegas it was 122 degrees when i
64:13
got my car yesterday
64:14
yeah it's not here we live in the desert
64:17
you do live in the desert
64:18
and we will be doing the review on this
64:20
we're going to look at it we'll look at
64:21
the hinges we'll talk to
64:22
we'll talk about the product with both
64:24
of you and we'll be putting that video
64:25
up as well
64:26
so everybody can really see the fit and
64:28
finish of the product okay
64:30
blair baines from youtube what are the
64:32
hvac
64:33
options hydronic how tight is the
64:35
envelope and what type of air exchange
64:37
are you seeing in a finished unit so
64:39
there's only two things i think we
64:40
should answer one here
64:42
how customizable is it because that's
64:44
part of the customizable side of this

64:46
and you know obviously the unit on the
64:48
mechanicals and the hvac question
64:50
who wants to take it uh i don't know
64:52
that the numbers on
64:53
air exchange or anything like that we've
64:55
done the blower door tests on our kind
64:57
of prototype units and then we'll do
64:59
the blower door test on our production
65:01
units as well
65:02
uh and i have not heard of hydronic do
65:04
you know what that is
65:06
it's water heat right you're looking at
65:08
hydronic flooring water-based heating
65:10
okay
65:10
or even water-based furnaces or heating
65:13
systems is what
65:14
what they're asking so this is like
65:15
subterranean tanks where the where the
65:17
water's
65:17
temperature is controlled by there you'd
65:19
have to run the water through pipes yeah
65:20

yeah cool yeah yeah well i mean i think
65:24
all those are an option here's
65:25
here's the deal everybody if you're out
65:27
there if you're a consumer watching i
65:28
know we got a lot of consumers right now
65:30
is you know to make it efficient you got
65:33
to find the most efficient products that
65:35
work on the prod
65:36
on the production line but to find the
65:37
most efficient products on the
65:39
production line
65:40
you also have to find the products that
65:42
are going to keep the consumer happy
65:43
when they're in their house so right
65:45
there's two sides to this it's
65:47
it's not just what's the most efficient
65:49
it's what's going to give my customer
65:50
the best experience
65:51
yeah absolutely that's a really great
65:52
question actually um
65:54
so factories want to do one thing
65:56
repeatability they want repeatability
65:58

repeatability
65:59
so that's what if it's a nut and a bolt
66:01
that's what they want to make forever
66:02
and a day
66:03
however our customer who is ultimately
66:05
more important than the factory
66:06
needs uh diversity and customization
66:09
just like everything else when you order
66:10
your car
66:11
you order your iphone you order your
66:12
shirts uh color size and everything else
66:15
and so what we've done is is we thread
66:17
the needle
66:18
between giving the factory what it needs
66:21
to raise the quality
66:22
and lower the price but we've given the
66:25
customers
66:26
as we grow beyond the casita really
66:29
ultimate customization there's very
66:30
little you can't build
66:32
with the boxable tech with the boxable
66:34
technology and we've taken care of the
66:36

heavy lifting
66:37
we take quite literally the heavy
66:38
lifting uh in terms of providing
66:41
these these building shelves as we can
66:43
see with the casita
66:44
that's just pre everything so when it
66:47
gets on site
66:48
and you know one of the interesting
66:49
things is with architects uh
66:52
architects obviously create very
66:53
beautiful buildings and we thought to
66:54
ourselves
66:55
early on how is an architect going to
66:57
react are they going to hate us
66:59
basically and uh it was 180 degrees they
67:02
love us for the same reasons
67:03
we take care of the heavy lifting and it
67:06
allows creative folks
67:07
to be creative i i i believe that
67:10
wholeheartedly it does take creative
67:12
hopes and
67:12
architects typically are creative so
67:14
looking at things differently in my mind
67:16

should be part of what they do every day
67:18
all right let's go on question steve
67:21
alicott
67:22
how many contractors do you currently
67:24
have in your network
67:25
there's a great question yeah uh well
67:29
uh right now since we're at early stages
67:32
we don't
67:33
officially have everyone however we do
67:35
have a massive list of inquiries from
67:38
interested contractors so we're gonna
67:40
have quite a large network once we're
67:42
ready to turn that online we're going to
67:43
create a little program for them
67:45
and then we're going to go out to all of
67:46
them and say hey you guys want to sign
67:48
up for this and
67:49
we think they're going to absolutely
67:50
love it because this is going to change
67:52
their process
67:53
from you know six months average build
67:55
time to create a building and

67:57
headaches with multiple subcontractors
67:59
and and over
68:00
over cost overruns and all kind of
68:02
issues and
68:03
just simplify that down you know 90 of
68:06
the heavy lifting is done here in the
68:07
factory and hopefully they'll be able to
68:09
do more jobs per year and a lower cost
68:12
and offer a higher
68:13
level of quality to the customers
68:16
i will have we'll have boxable certified
68:19
contractors we will be putting together
68:21
a boxable you a possible university it
68:24
will be online
68:25
we prefer you to come in person and
68:27
there will be different grades of
68:28
installer
68:29
everybody's happy it means the homeowner
68:31
gets what they need
68:32
they need they get someone to install
68:34
the product they know it's certified
68:36

the the certified installer gets to turn
68:38
more projects get sales leads from us
68:40
and everybody is keeping an eye on
68:42
everybody else
68:43
i love that you hear that universities
68:45
if you're out there we've been live
68:46
streaming into universities across this
68:48
country with our show
68:49
uh so there you go there's gonna be some
68:51
training maybe some training for the
68:52
universities too just food for fun
68:55
let's bring the kids that are coming out
68:56
up to speed so across this great country
68:58
of ours
68:59
they can do it but guess what
69:02
it's only united states there's europe
69:04
there's that you know there's there's
69:06
there's south america there's all these
69:07
other countries that want a boxable
69:10
can i put a box bowl on a shipping
69:12
container boat and go
69:14

yeah so there's a couple of levels to
69:15
that the box full packs down
69:17
and it becomes a shipping container and
69:18
it has something on iso corners on the
69:21
four corners that's what
69:22
the cranes and the uh the the cranes
69:24
from uh
69:25
for the train yards and the boat yards
69:27
used to pick these things up
69:28
so it's very standardized it has two
69:30
pockets as well
69:31
to move it around so it is built to be
69:33
very very movable
69:35
all around all around the world
69:36
ultimately however even though we're
69:38
very
69:38
efficient to ship we need factories
69:40
around the world and
69:41
uh different countries have different
69:43
local tastes different flavors different
69:45
architectural styles
69:46
different rules different laws and so
69:49
we'll be having a partner factories
69:51

we're having those discussions now it is
69:53
a very big world to fill
69:54
and we can do it with partner factories
69:56
that can provide a local flavor product
69:58
i love it local flavor for your housing
70:01
only by boxable
70:03
all right next comment please gary
70:05
fleischer the mod coach in the house
70:07
gary
70:07
always a pleasure to see you uh one of
70:10
my one of my biggest friends and
70:12
colleagues and i'm a huge fan of gary
70:13
the mod coach so me too
70:15
love that guy yeah gary gary's awesome
70:17
we've been in this industry a long time
70:18
together there's very few of us that
70:20
really are so excited to see it changing
70:22
gary is one of them so all right gary i
70:24
hope you and pegg are doing well i
70:25
wanted to read what gary had there if i
70:27
could
70:27

put that back up on there i get to talk
70:30
and you know jen gets excited and then i
70:31
bounce around
70:32
the factory process looks great great
70:34
job and the best of everything for you
70:37
and the boxable family from the mod
70:38
coach thank you thank you so much thank
70:40
you very nice very nice
70:42
very good all right next comment please
70:45
all right
70:45
stephen hillstrom what does box will
70:48
feel is the biggest innovation
70:50
they have developed so that's actually a
70:53
very interesting question
70:54
it takes a long time to figure out what
70:56
questions to ask actually
70:57
and what the problems really are and
70:59
what the problems really aren't
71:00
i would say the way we approach r d
71:03
always in product development
71:04
is we look at what we call the problem
71:06
pie pizza pie your favorite type of pie
71:08

and then we slice it up and we attack
71:10
all of those elements with equal weight
71:12
and intensity uh but obviously you know
71:15
shipping
71:16
is huge systemization is huge factory
71:19
production is huge
71:20
and then getting to the granular level
71:22
inside the wall so i would
71:23
i would say we probably have about seven
71:25
or eight
71:26
really really core inventions and that's
71:29
exactly what's needed
71:31
to change the industry on a global scale
71:34
and to be able to manage it so yeah well
71:36
listen everybody we are out of time
71:38
however we're not going to leave without
71:40
asking the question
71:42
when are we going to find out is elon
71:44
musk actually living in this did he
71:46
really buy one from you
71:47
well i got a couple questions so don't
71:49
say no yet is this going to mars are you
71:52

working on an airtight prototype that
71:53
you can pump
71:54
oxygen in or make your own oxygen we
71:56
want to know all the above because
71:58
there's a world out there
71:59
waiting to hear this please don't tell
72:01
me you have a uh
72:02
a silent nda not a lot of talk compete
72:06
i will answer okay so i'll give you some
72:09
breaking news actually
72:10
breaking news on the mars boxable we're
72:13
just having a bit of fun
72:15
and uh we just had a bit of fun our guys
72:16
did a very very cute video
72:19
and uh we had some great comments on the
72:21
videos like how is that thing going to
72:22
seal in mars
72:23
well it's not it was just a bit of fun
72:27
okay well there was more questions on
72:29
that galiano come on spill the beans
72:31
i personally had elon musk's secretary
72:33
take him out so he doesn't hear it go
72:35

ahead
72:36
i thank you for asking but we just
72:38
cannot
72:39
make any comment on anything like that
72:40
um maybe
72:42
uh you know ask him see what he says uh
72:45
about it
72:45
all right so here's what i'm gonna do
72:47
we're gonna drive this truck off of the
72:49
ramp here i'll be driving maybe he'll
72:51
spill the beans before we hit the ramp
72:52
part of it who knows

72:54
well listen everybody we are in boxable
72:55
in las vegas nevada
72:57
we are going to be releasing more videos
72:59
we're going to be doing some behind the
73:00
scenes here
73:01
and we are going to do a really in-depth
73:03
video of the casita
73:05
with our friends here at boxable and you
73:07
might just be surprised on what we have
73:08
to say
73:09
about it gentlemen thank you so much
73:12

pleasure
73:13
man yeah thank you thank you guys all
73:16
right everybody listen hit that
73:17
subscribe button one more time and if
73:18
you are not following these two
73:20
please follow them they are changing the
73:22
way we build it takes different minds
73:24
to take our industry into the next
73:26
century these guys are doing it thanks
73:28
everybody
73:29

Bringing Innovation And Affordability To The Industry with Paolo Tiramani From Boxabl

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Oct 16, 2020

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The founder of Las Vegas based company, Boxabl, joined Casey for a conversation on why modular is important, what sets Boxabl apart and their path forward. MORE FROM CASEY GREY: Personal Website: https://www.caseygrey.com/ Instagram: https://www.instagram.com/caseyagrey/... Twitter: https://twitter.com/CaseyAGrey LinkedIn: https://www.linkedin.com/in/caseygrey... MORE FRM PAOLO TIRAMANI: LinkedIn: https://www.linkedin.com/in/paolo-tir... Twitter: https://twitter.com/paolombtiramani?l... Company Website: https://www.boxabl.com/ Company Instagram: https://www.instagram.com/_boxabl/ Youtube: https://www.youtube.com/channel/UCsH5... VISIT THE CONSCIOUS BUILDER WEBSITE: www.theconsciousbuilder.com Download our free construction budget template. CONTACT: Email: info@theconsciousbuilder.com Office: 613.693.0914 DISCLAIMER: Videos produced by The Conscious Builder Inc. are provided for informational purposes only. The information contained in the videos is intended to give general guidance to simplify residential construction projects. Because tools, products, materials, equipment, techniques, building codes and local regulations are continually changing, The Conscious Builder Inc cannot and does not assume any responsibility or liability for the accuracy of the information contained therein. Further, The Conscious Builder will not accept any claim for liability related to, but not limited to, omissions, errors, injury, damage or the outcome of any project. It is the responsibility of the viewer to ensure compliance with all applicable laws, rules, codes and regulations for a project. The viewer must always take proper safety precautions and exercise caution when taking on any project. If there are any questions or doubts in regards to the element of a plan, please consult with a licensed professional.

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00:00
casey gray here and you are listening to
00:02
another episode of the conscious builder
00:04
show
00:05
and today we have paulo t romani i just
00:07
want to make sure i pronounce that right
00:09
on the show with us and he is with
00:11
boxable
00:12
he is the ceo and boxable delivers
00:14
houses to site
00:15
which can be set up in in one day i
00:18
think less than a day
00:20
uh like within hours and they start at
00:23
250
00:24
per month or 50 000 u.s and the specs
00:27

are around 375 square feet we're going
00:29
to get into all the technical
00:30
details of this uh folding house from
00:33
what i've seen
00:34
on the videos online but maybe before we
00:38
get into everything that boxable does
00:40
uh paolo i'd love to get to know you a
00:41
little bit better and show us
00:43
tell us a little bit about your
00:44
background and what ultimately brought
00:46
you
00:47
to building and being a part of boxable
00:50
yeah absolutely i'm very nice to meet
00:52
you so my background is
00:54
i have a couple of degrees in industrial
00:56
design and the mechanical engineering
00:59
and i ran a company that i started
01:02
for a couple of decades and all we did
01:05
was invent
01:06
and license that technology and we did
01:08
everything we did automatic automotive
01:10
medical house whereas
01:12

uh it was all over the place and we had
01:14
a very creative team
01:16
and we would sit around and we would
01:20
find value invent it had to be
01:22
defensible
01:24
add value to the marketplace uh and the
01:27
company did
01:27
uh fairly well i think we had uh
01:31
155 160
01:34
patent filings and they each cost you
01:37
know
01:37
several hundred thousand so i guess we
01:39
had to do well to pay those bills
01:41
and over the course of that time uh i
01:44
think that
01:45
we were looking at products that perhaps
01:48
a
01:48
product category perhaps we could get
01:50
into
01:51
that was underserved and actually do
01:54
some good
01:55
as well and um you know over the years
01:58
we developed these
01:59
products uh you know we said to

02:02
ourselves you know if you're um
02:04
if you're accountant if you're a cpa you
02:06
should be able to go into any business
02:08
and count numbers and if you are
02:11
a technology company and inventors we
02:14
should be able
02:15
to just turn our our focus
02:18
to a problem that's not being solved so
02:22
we really looked around we looked at a
02:23
couple of different market sectors
02:25
and housing just stood right up
02:29
as effectively a pre-industrial product
02:32
i mean
02:34
everything we buy and consume today is
02:36
used and built
02:37
is is built in a factory um there's no
02:40
shortage of
02:41
iphones there's no shortage of shirts
02:44
everything's done in a factory it's
02:46
incredibly efficient it's post
02:48
industrial
02:49
with the exception of building
02:51

construction for the very obvious reason
02:54
that they're big so and the factory
02:57
solutions
02:58
really weren't working very well so we
03:01
looked at that and said you know what
03:02
this
03:02
is a multi-disciplinary disciplinary
03:05
problem uh let's dig in
03:09
and see if we can slice up the problem
03:11
pi
03:12
find effective solutions for all of the
03:15
components
03:16
and actually bring something to the
03:18
marketplace
03:19
that can uh can do some good and uh
03:22
and create a new a new product category
03:26
in the consumer product space you know
03:28
we would literally
03:29
go to the store and say to ourselves you
03:32
know if we can
03:33
push apart the shelves of the existing
03:35
product and put a new product in
03:38

the actu a new product category that
03:40
doesn't exist what that would be
03:42
and um in and that's quite challenging
03:46
and in the construction space uh that
03:49
hole
03:50
was already there if you like for us to
03:52
to fill
03:53
so that's some of the background we had
03:57
always uh harvard uh ambitions to become
04:01
operators if we could find a space that
04:04
was challenging enough
04:05
rather than an ip company that would
04:08
license
04:09
uh to others uh so this this seemed like
04:12
a good segue to us
04:14
so over a period of about five or six
04:17
years
04:17
we as we um we sold the licenses
04:21
typically back to our licensees and we
04:24
moved operations and we
04:25
from new york and we brought several key
04:28
guys
04:29

out here and now we're on boarding we're
04:31
out here in las vegas and nevada
04:34
and we're on boarding staff as we
04:36
prepare to bring
04:38
possible you know if you like from from
04:41
zero to one
04:42
from a technology startup to an
04:44
operating company so that's a sort of a
04:47
fast track of the origination of the
04:50
idea
04:51
uh to to where we are you know today on
04:54
the starting blocks if you like
04:56
right so describe your house so the
04:59
product that you're developing is
05:00
boxable this
05:01
this home uh describe it to us for those
05:04
of us who
05:04
well we can do a replay for anybody
05:06
watching a video we can show some of
05:08
these
05:09
videos to people but for those who are
05:10
listening on the podcast uh
05:12

describe it in words you know what what
05:14
is it
05:16
absolutely uh so perhaps i can describe
05:18
it back from the issues that we have to
05:20
solve
05:20
and that sort of leads us by resolving
05:23
all the various issues
05:25
it it brings us to the product so
05:28
uh to to build uh buildings
05:32
in a you know in a factory uh obviously
05:35
there are factory solutions but they
05:36
ship a wide load
05:38
they're 14 foot wide or they're
05:39
compromised by being
05:41
eight and a half foot wide um so they're
05:44
not really effective modules for people
05:46
to live in
05:46
and and that's demonstrated by the fact
05:49
that
05:50
on the modular houses trailer homes
05:52
things of that nature
05:54
uh they can't really ship more than a
05:56
couple of hundred miles radius it's not
05:57
cost effective

05:59
and then the container homes which is
06:00
really not a product category
06:02
uh they're just too compromised to live
06:05
in
06:06
so the first thing we had to do was to
06:08
create something that could shift within
06:10
our national borders
06:12
and even outside our national borders
06:13
for export and that meant
06:17
being constrained by by highway
06:21
and current infrastructure dimensions so
06:24
our possibles are shipped
06:27
eight and a half foot wide and from the
06:29
tarmac to the
06:30
to the roof thirteen and a half foot
06:33
tall these were critical dimensions
06:35
um but of course a module that small
06:39
uh in the field for for an owner or a
06:41
customer
06:42
would be far too small so we have um
06:46
the possibles actually unpack if you can
06:49
imagine like
06:50

a a very large box that just quite
06:53
literally
06:53
unpacks and the the the metrics are
06:57
pretty shocking actually
06:58
we ship down the highway eight and a
07:01
half foot wide like
07:02
any other uh big rig with a tractor
07:05
trailer on the back
07:07
and from eight and a half foot wide in
07:09
the matter of about an
07:10
hour the box balls unpack
07:14
to really quite a shocking 20 foot wide
07:17
from eight and a half foot wide to 20
07:20
foot wide
07:20
and that's on the narrow dimension uh
07:24
the next challenge for us was the
07:25
ceiling height if we were to create
07:27
really
07:28
uh a new technology that could get
07:30
traction in the marketplace and selling
07:32
high volume
07:33
we couldn't have these compromised low
07:35
ceilings so
07:36

um eight and a half nine foot ceiling
07:39
and nine foot ceiling is generous
07:41
our ceilings are nine for we have nine
07:44
foot six ceilings very very tall
07:45
ceilings
07:46
uh so now some of those basic principles
07:49
are starting to drop into place
07:51
uh to have a building system that can
07:54
build most
07:55
things uh so now if you can imagine
07:58
going from eight and a half foot wide to
08:00
20 foot
08:01
wide you have a very wide room on the
08:04
short side
08:05
lovely nine and a half foot ceiling uh
08:08
and we will be building these things out
08:10
to 60 foot long
08:12
so that unpacks to 1200 square feet
08:15
uh and a 60 foot clear span
08:20
so those are some of the basic
08:21
principles and from there now we felt we
08:24
had
08:24
a basic building module a basic building
08:27

box that can
08:28
unbox in the field to create most
08:32
anything from there we filed about
08:36
18 i think 20 24 now mechanical patterns
08:40
a tremendous about amount of
08:41
intellectual property
08:43
uh that's you know my my previous core
08:45
business i guess i can't help myself
08:48
and um we said okay great this
08:52
this looks like the beginnings of a
08:53
great technology as a building material
08:56
it's very very abstract
08:58
um very difficult for that to get
09:00
traction so we came up the idea
09:02
to to take our building technology and
09:05
configure it
09:06
do a configuration into a retail product
09:09
and we looked around we're here on the
09:11
west coast we moved here for this
09:13
company
09:15
and there is a tremendous need for
09:18
affordable smaller homes and so the
09:21
casita

09:23
was born so the the casita is
09:26
20 foot by 20 foot with a nine and a
09:30
half foot ceiling
09:31
uh they're very very compact uh they're
09:34
perfect for backyard
09:36
casitas and because they especially in
09:39
california
09:41
they change the regulations where you
09:43
can have these small backyard homes
09:45
um the casita product configuration i
09:48
should say
09:49
just like all of our box balls packs
09:51
down to eight and a half foot wide so
09:52
you can bring it down a
09:54
residential driveway and set it up uh in
09:57
a backyard
09:58
uh and that gave us uh that that gives
10:00
us sort of the principle of that first
10:03
product um and then the casita itself is
10:07
a configuration
10:08
even though it's a small space about 20
10:11
by 20
10:11
about 400 square feet

10:15
if we look at some of the interior
10:18
visuals you know we are designers we are
10:20
industrial designers and architects
10:22
and it had to be beautiful and it had to
10:24
be quality living
10:27
just because it's small doesn't mean
10:29
everything should be full size
10:31
and everything shouldn't be high quality
10:34
so by that i mean our windows are eight
10:38
foot tall
10:39
they're three foot wide outdoors are
10:41
eight foot tall
10:42
and if i can take a moment to count them
10:44
we have one
10:46
two three four five
10:50
five windows that are eight foot tall
10:53
and two doors in a four
10:56
four hundred square foot space with the
10:59
nine and a half foot ceiling
11:00
so we have it's just flooded with light
11:02
so the basic
11:03
bones of the building when you walk in
11:06
are absolutely

11:08
uh fantastic and then if you can imagine
11:11
looking down
11:12
on the boxable is basically a square
11:15
lego
11:16
and if you uh divide that in two with an
11:19
x in the middle
11:20
it's bifurcated twice into
11:23
into four pieces uh a bedroom
11:27
area a living room a kitchen
11:30
and a bathroom and we left it very open
11:33
plan
11:34
so your eyes go to the back corners of
11:36
the space
11:38
and when you're in the space it's really
11:39
very comfortable very generous
11:42
uh feeling um and so that's the
11:45
principle of the
11:46
of the casita now my my mind's going to
11:50
construction like i love the idea you
11:51
basically roll this
11:52
this home up and either you lift it into
11:54
a backyard or you roll it you drop it
11:56
wherever it needs to go
11:57

but there obviously needs to be a
11:58
foundation too uh where we live it's a
12:00
little bit different than there
12:02
but what's required before the casita
12:05
in this case shows up on site right so
12:08
that's a terrific question so if i can
12:10
just
12:10
uh just take a side road just to
12:13
traditional construction
12:15
traditional construction typically needs
12:17
a slab or a foundation
12:19
or a concrete scar upon which to put
12:22
a traditional walls that stick built
12:24
with you know wooden sticks essentially
12:27
and the foundation supports the home
12:30
above it in traditional construction
12:32
with boxable uh we actually have no
12:36
functional requirement for a foundation
12:39
it's the panels themselves have such
12:42
structural integrity
12:43
it can be minimally held up in the four
12:46
corners
12:47

however that doesn't mean today's
12:49
current building
12:50
codes which we must and are happy to
12:52
comply
12:53
so it can sit down on any foundation
12:57
we recommend the least expensive uh
13:00
foundation
13:01
that your township or your state allows
13:03
so that means it can go down on the slab
13:06
it can go down on posts uh and it just
13:09
we provide
13:09
plates that permanently affix it to the
13:13
foundation so it goes down
13:15
just like any other home um on a regular
13:18
foundation
13:19
in our in our lab here we have an r d
13:22
lab
13:23
behind me with some of the possible
13:25
products
13:26
and uh we have one unpacked uh
13:29
view actually can't see it but and that
13:31
is held up
13:33
just in the four corners and if you were

13:35
to walk in that and jump up and down
13:37
uh nothing flexes there's nothing
13:39
underneath so
13:40
um so it's definitely over performing
13:43
in terms of what's needed how do you
13:46
connect the
13:47
the plumbing and the electrical
13:49
electrical could be done easier but on
13:51
orchids are like
13:52
you have your toilets and everything
13:53
where does that plumbing get connected
13:54
to into the
13:56
system whether it's a septic or to the
13:58
municipality
13:59
yeah great so we all of all of our
14:01
mechanicals
14:02
uh electric waste water all
14:05
poured out to one corner of the unit and
14:08
it would be just like a traditional home
14:10
uh that you um you just you just connect
14:13
uh
14:14
as you would to any other home wait
14:17

to any other a lot building block or any
14:20
the same way any other home would
14:22
connect and then internally
14:24
we have a gas cooker folks seem to
14:27
prefer that
14:28
and on the heating and cooling we're
14:29
using um
14:31
mini splits if uh if your viewers aren't
14:34
familiar with that
14:35
it's somewhat similar to automotive air
14:37
conditioning
14:38
uh unlike the hvac with the ducts that
14:41
can carry
14:42
mold and make people sneeze this has
14:45
none of that
14:47
and they're very easy to add and remove
14:49
midi splits to create
14:54
temperature that's required for each
14:56
room
14:57
and the rest of the plumbing is is auto
15:00
code
15:01
and you know fairly traditional you know
15:03
with good architecture you tend to
15:05

to back your or your water elements to
15:08
one side of the structure
15:10
and we've done that you know the the
15:12
kitchen is next to
15:14
the bathroom and everything ports uh to
15:17
one corner
15:18
for a traditional hookup
15:21
are you do you have anything with
15:23
regards to like a fresh air system i
15:24
don't know what the codes are there
15:26
but at least where we build here in
15:28
canada and we we deal with extreme heat
15:31
and extreme uh cold so
15:34
you know we would need things need to be
15:38
you know heated in the winter and and
15:40
cool but we also
15:41
focus a lot on air tightness so i guess
15:43
uh two questions you know
15:45
have you put any testing or done any
15:47
testing with regards to how airtight the
15:48
units are when they're set up
15:50
and if so do you also have like a fresh
15:52
air system like an erv or an hrv

15:55
yeah so um on on the
15:59
recirculation of air i know that we meet
16:02
all the colors for
16:03
for the different states uh specifically
16:06
for each individual states i i don't
16:09
have that level of
16:10
information right now
16:13
in terms of the ceiling uh ceiling c
16:16
e i l ing um
16:20
these are almost sort of vacuum pressure
16:22
chambers if you like this oh well sealed
16:25
um when our walls come together they
16:28
have
16:28
uh gaskets in them each at the end
16:32
has two gaskets similar to the gaskets
16:35
in your car when you open the door and
16:36
you see the rubber gasket
16:38
these things shut down like a vault um
16:41
they're very very thermally efficient uh
16:44
you can think of it as sort of a
16:46
sort of a thermos or an igloo cooler
16:48
depending on whether you want to stay
16:50

warm or cold
16:52
but they're very thermally efficient our
16:55
wall panels
16:56
have no thermal bridging thermal
16:58
bridging for your viewers is you know
17:01
traditional mall has two by fours along
17:04
its length
17:05
and that bridges the inside to the out
17:08
and allows
17:09
heat or cold ducts and we don't have any
17:12
of that so
17:13
our walls are very very thermally
17:16
uh efficient so yeah so one of the
17:19
things like when you make a home that
17:20
airtight
17:21
you'll definitely want to ventilate them
17:23
you know in the building science that we
17:24
do in the high end
17:25
the high performance homes that we do so
17:28
for example like if you turn on if you
17:30
have a
17:30
gas ranger i'm assuming or sorry a gas
17:33
range you typically

17:34
have a range hood to exhaust that um
17:37
but one of the concerns which might not
17:40
be a big concern where you are but when
17:41
you turn that fan on that air it gets
17:43
sucked in from somewhere
17:44
right because it's it it has to if it's
17:47
leaving the house it has to come in from
17:48
somewhere
17:49
same with the bathroom fan so we try to
17:51
eliminate some of those things if
17:52
there's a gas range we can't
17:54
eliminate that but that's where the the
17:56
fresh air system comes in like that hrv
17:58
and urbi and it's actually required by
18:00
code here in ontario
18:01
i don't know what the state building
18:02
codes are like it's a little bit
18:05
different ontario has a pretty
18:07
uh good building code but those would be
18:09
things that i know would come up
18:11
for people that were would be coming to
18:13
us for example

18:14
for building so is that something are
18:16
you planning on being able to ship
18:18
you know outside of the the us
18:21
i believe you are yeah absolutely so you
18:24
know it's a big world
18:25
with a lot of codes uh we have 50 codes
18:28
here
18:29
and we're slowly working our way through
18:31
all of our
18:32
certifications and we're dealing you
18:34
know within our national borders
18:38
for the moment but the plan is of course
18:40
the ship by globally
18:42
actually and even have franchise
18:44
factories
18:45
uh outside of the country as well as the
18:48
business grows
18:49
and have you shipped any or are you
18:50
still raising funds and doing your
18:52
uh getting the business set up so we
18:55
haven't shipped any
18:56
any we've shown the product uh uh three
19:00

years now it's evolved
19:01
from from the construction technology
19:04
and it's just this last february
19:06
two years actually just this last
19:07
february we showed because he does
19:10
uh we've taken um we've taken i think
19:14
over 2 000 orders with deposits
19:18
i think there's probably seven or eight
19:20
times that without deposits
19:22
we just received a department of defense
19:25
order
19:26
from the dod obviously and
19:30
for i think about 155 160
19:34
homes that will be delivering to a
19:36
military base on the east
19:38
coast uh in 11 months
19:41
so it's keeping us rather busy so
19:43
that'll be a
19:44
terrific first trial and we're still
19:47
we're standing up uh
19:51
twenty hundred thirty thousand square
19:52
foot uh first manufacturing
19:55
uh factory uh uh
19:58
to to produce uh to produce the homes
20:01

wow that's great so yeah i'd love to to
20:06
know how the first test goes right with
20:08
people living in them and what works and
20:09
what doesn't work right because there's
20:11
always things that that there's
20:13
there's uh i always tell people even the
20:15
homes that we do you know there's theory
20:16
and then there's reality you know
20:18
in theory it should work like this in
20:19
reality this is what happened so this is
20:20
what we had to do to fix it
20:24
or maybe it works out better sometimes
20:25
right so that's always a possibility as
20:27
well
20:28
um we've learned some of those things as
20:31
well for example
20:32
the model that we showed in february you
20:34
know we built it and then we put the bed
20:36
in
20:36
and we realized um we realized for
20:39
example
20:40
that uh you know we actually knew this

20:43
and then we said leave it in
20:44
and we saw there was a window behind the
20:46
bed you don't want the window behind the
20:48
bed
20:49
so we deleted that and we built the
20:52
sample with just one door
20:54
there was always a plan to have two
20:56
doors for example so these are some of
20:58
the tweaks i think you're referring to
21:01
our production model will have a door in
21:03
the front and a door in the back
21:04
uh so that if you have a small backyard
21:07
um
21:08
it really gives a tremendous feeling of
21:09
openness if you don't even know it's
21:11
only 400 square feet
21:13
um you can have a you know back door to
21:16
a backyard
21:17
i think that really makes it feel like a
21:19
true like a true home
21:21
and as you can imagine you know space
21:24
planning on something
21:25

uh that's 400 square feet becomes
21:28
all important yeah absolutely smarter
21:31
use of the space
21:32
are these units stackable like are you
21:35
going to be able to stack them up and do
21:36
you know two or three story homes yeah
21:39
that's
21:40
a terrific question absolutely building
21:42
technology
21:43
so um we right now
21:47
uh we're able to stack uh three high
21:50
uh we think once we're through ourselves
21:52
with throughout all of our
21:53
certifications
21:54
we will actually be able to stack these
21:56
six or seven high
21:58
which is really quite shocking
22:01
and i think it's i think it's going to
22:03
be terrific for the casita itself
22:06
um we are already working on a second
22:09
story
22:11
it's really quite beautiful actually um
22:14
customers homeowners to buy the casita
22:17

will have a choice to grow their casino
22:19
they can go sideways of course
22:21
um and and remain one story
22:25
but that they may not have the side yard
22:27
or they would have to add to their
22:28
existing pad
22:29
that is going up has a lot less
22:32
challenges
22:33
so uh we will have an upgrade kit
22:37
that allows a second story to be put on
22:40
if you can imagine that with a an
22:43
internal stair
22:44
so then the the studio space i'll call
22:48
it in the existing casita
22:51
which combines the living and the
22:53
sleeping
22:54
can turn into a full living area
22:57
and then going upstairs you will have a
23:00
very large
23:01
walk-in closet a very large bathroom and
23:04
a really nice bedroom
23:05
and it makes really a fantastic
23:08
two-story
23:09
townhouse and i'll add one more thing

23:13
that um with the 2020 footprint
23:17
um that is you know standard parking
23:20
space is 9 by 18
23:23
so that 2020 is effectively
23:26
two uh standard parking spaces
23:30
so we won't be able to go up to three
23:32
stories uh where you could have a
23:34
townhouse
23:35
um where you can park two cars go
23:38
upstairs
23:40
to your to your to your first story and
23:42
then up the stairs one more time
23:43
to your bedroom and if you can imagine
23:46
back to that
23:47
uh backyard because he does scenario
23:51
if you have parking um
23:54
you can actually straddle a casita uh
23:58
that would be a one bedroom two-story
24:00
home with two-car parking underneath
24:03
you can straddle that over your existing
24:05
driveway
24:06
and you've net zero yeah
24:10

um and so we've got a really a couple of
24:13
really nice
24:14
scalability options coming
24:17
for customers and that's to answer your
24:20
question
24:20
just going out uh vertically
24:24
yeah now what kind of warranty would you
24:27
be offering as part of this uh i know
24:30
like there's
24:31
warranties you know depends on the home
24:32
builder and where you build like there's
24:34
certain things that are required
24:36
by law like for example here in ontario
24:38
as a builder
24:39
we have to provide terrion which is a
24:41
seven year home warranty it's third
24:43
party but we have to be a registered
24:44
carry-on builder in order to build
24:46
homes is this something that would be
24:48
applicable to boxable and if not
24:49
would you be providing your own warranty
24:51
with your with your products
24:53

yeah no 100 percent uh you know the
24:55
warranty is very important that's part
24:57
of the
24:59
providing a responsible product you know
25:01
oftentimes if you
25:03
custom build a home and you get uh the
25:06
plumber and the electrician
25:08
um and the masonry guy in and then they
25:11
scan
25:12
to the to the four corners and you can't
25:14
find them and good luck with the
25:15
warranty
25:16
one of the nice things about buying a
25:17
boxable is
25:19
there's box people standing behind your
25:21
home uh so
25:23
we'll we'll have a 30-year warranty as
25:25
standard
25:27
and we're looking at some items even
25:28
being life
25:30
lifetime so it's something we're very
25:32
conscious of
25:34
um we're building these things to stand
25:37

up
25:37
effectively forever that's the goal
25:40
that's great
25:41
sounds like you're definitely just one
25:43
more thing on that
25:44
uh unlike a traditional home uh
25:47
these are you know our
25:50
these are basically steel and
25:54
uh performance ceramic concrete uh
25:57
homes with um insulation material
26:01
so those materials don't burn too well
26:03
the ceramic
26:04
concrete is rated unflammable um
26:08
there's almost no fiber in the building
26:11
there's no wood in the building
26:12
to speak up really uh so there's no
26:15
there's no wood there's no noticeable
26:18
amount of wood to
26:20
to rock or swell um there's nothing that
26:24
telemites can eat in the product
26:27
there's nothing they can feast on so
26:29
when it comes to
26:30
sort of water and termites and fire
26:34

it's all superior to what's currently
26:38
on the market and then the panels
26:40
themselves
26:42
are essentially they're one piece
26:45
so there's nothing really to flex or
26:47
warp uh
26:48
that's why we we could be you know very
26:50
bullish on our warranty
26:53
what what's the uh the r-value of the
26:56
walls
26:56
like how much insulation and what is the
26:58
material right
27:00
so i actually don't have the elephant at
27:02
my fingertips i apologize
27:04
uh for that uh and then the construction
27:06
is these
27:07
are these are laminate panels that we
27:09
make in one piece
27:11
so um for example
27:14
uh these are a wall panel would be 20
27:17
foot wide
27:18
by nine and a half foot tall 20 foot
27:20
wide by nine and a half foot tall
27:23

and that is made in one piece um

27:26
in layers the the outer layer

27:30
is uh is galvanized steel with an

27:33
exterior

27:34
so it's not going to rust with an

27:35
exterior coat of paint

27:37
uh insulation material uh the insulation

27:41
material is pre-chased

27:42
so it's placed about every 30 inches or

27:45
so

27:46
so there's a there's a network a hidden

27:48
network inside the walls

27:50
to run anything you want in terms of

27:52
electric or

27:53
electrical lines things of that nature

27:55
which allows you to put

27:57
outdoors on the floor the walls the

27:58
ceilings very very flexible

28:01
the insulation material another layer of

28:05
galvanized steel and then the interior

28:07
lining

28:08
is the non-combustible

28:12
ceramic concrete board this all gets

28:16
uh pressed together in a press with

28:19
about a quarter of a million pounds

28:21
of pressure to create one solid panel

28:24
um the panels uh it's actually a robotic

28:29
uh

28:30
assembly for the panels that we can make

28:33
very very quickly that's and that's the

28:36
general construction

28:37
and then there's a 3d printing

28:40
a perimeter vinyl perimeter

28:44
that captures everything and holds uh

28:47
the gaskets

28:48
and um in certain areas we embed

28:51
a steel uh for the some of the hinging

28:55
elements for the boxing and unboxing so

28:58
you know fairly sophisticated

29:00
but the end result actually has

29:04
you know dozens of components instead of

29:06
you know

29:07
probably a thousand components in a

29:09
traditional wall

29:10
well that's probably you know 950

29:13
components

29:14
less to go wrong right now when you're

29:17
uh when a your you know the casita gets

29:21
unfolded can you tell when it's set up

29:23
that it was

29:23
a house that was you know that came

29:26
kind of in a box that had to be expanded

29:30
is there noticeable defect or not not

29:32
defects is there noticeable things that

29:34
that tell you that or do all those

29:35
things get hidden

29:37
yeah that's great uh so these are panels

29:40
and then

29:40
uh the basically unboxing unfold and

29:44
there are

29:44
there are hinges but the hinges are

29:47
completely hidden

29:49
so when you're standing inside the

29:51
casita

29:53
it looks 100 like the traditional home

29:56
we have smooth white walls

29:59
that are very precise that meet up in

30:01
the corners

30:02
uh with no extra anything there is a

30:04

baseboard
30:07
four-inch baseboard along the perimeter
30:10
and the exterior would be this the same
30:12
as well there are corner caps
30:15
on the exterior there's nothing there's
30:17
nothing to tell you that this house can
30:20
unpack and actually back back down
30:23
that's great
30:24
well it sounds like you've definitely
30:25
thought of everything
30:28
and uh you'll probably learn more as you
30:30
start to do a lot of these test homes so
30:32
i'm looking forward to seeing the growth
30:33
and how
30:34
how this uh unfolds for you no pun
30:36
intended but
30:37
um yeah uh any uh any
30:40
requests or asks of our viewers and our
30:43
listeners
30:45
um i think uh just i think the general
30:48
message that we have
30:49
is um we're looking to change an
30:52
industry here
30:53

on a very large scale it's a very
30:55
ambitious
30:56
uh project and the goal is to
30:58
dramatically
30:59
lower the cost and speed
31:02
and and the availability uh for
31:05
regular homeowners uh we are for profit
31:09
we're not a charity but we are good
31:11
works we are good works
31:13
uh the point of of the project is to
31:16
uh have reasonable margins and bring to
31:19
market
31:20
product at a price that homeowners
31:23
really will be
31:24
very shocked at a quality that is on par
31:28
with uh with any other product out there
31:32
because it's built in the factory
31:34
we are in the process of going uh from
31:37
zero to one
31:38
is when you go from from a start-up to
31:42
operational uh we're putting up a very
31:46
significant factory it's the smallest
31:48
factory we can put up
31:49
and it's still absolutely massive we are

31:53
here
31:53
in las vegas in north las vegas and um
31:57
any of your viewers that would like to
31:59
visit come on down
32:01
check us out and of course follow us at
32:03
uh
32:05
boxable.com the news is coming thick and
32:08
fast and faster all the time so
32:10
definitely an exciting period
32:14
uh for the company well pal
32:17
thanks again and thank you for you know
32:20
putting yourself
32:21
out there and uh taking the business is
32:24
definitely
32:25
uh your experience but it's it's risky
32:27
right so there's a there's a lot at
32:28
stake
32:29
and it's not an uh it's not a small task
32:31
at hand so thank you for doing that and
32:33
leading
32:34
this uh in the industry
32:38
thanks for watching another episode of
32:41
the conscious builder show
32:42

if you haven't already please subscribe
32:44
to the channel here we have a lot of
32:45
exciting projects on the go a lot of
32:47
things happening
32:48
including our first official series of
32:50
three-day cottage
32:51
which we have started recording and you
32:53
can watch some teaser videos
32:54
right now
33:12
you

Affordable Housing with Boxabl Featuring Galiano Tiramani

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Aug 3, 2021

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Brick Work

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Co-founder of Boxabl, Galiano Tiramani, discusses the future of Boxabl as an option for affordable housing. BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:13
hey everyone welcome back
00:15
to another episode of the brickwork
00:17
podcast
00:19
uh our guest today is galiano turmani
00:22
co-founder of boxable hi gagliano
00:27
hey there thank you so much for having
00:29
me on your show
00:30
my name is galiano tiramani i'm one of
00:33
the founders of boxable
00:34
and we are working to make housing
00:37
dramatically more affordable
00:39
i love that absolutely and i'm super
00:41
excited
00:43
to have you on i think you're going to
00:44
bring a lot of value to
00:46
our user base and real estate agents out
00:49
and all over southern california and the
00:51
bay area
00:52
and we've been getting a lot of demand
00:55
for
00:55
adus and especially for
00:58
vendors that we can um uh you know
01:01
recommend
01:02
and you're at the top of my list so i'm
01:04
glad uh
01:05
i'm glad to have you on so let's start
01:08
off with
01:08
um how boxable uh uh came about
01:12
like give us kind of your uh background
01:15
and
01:15
how you guys got started here yeah so
01:18
uh boxable we are planning to
01:22
manufacture factory built rib modules
01:24
the initial product will be
01:26
adus and yes we're going to be targeting
01:28
that california market
01:30

right away myself you know i i started
01:33
working on this back in
01:35
2017 with my father
01:38
paolo and another guy named kyle and the
01:40
three of us
01:41
uh set out to do a whole lot of
01:44
research on alternative building
01:46
materials uh testing
01:47
on those materials and engineering and
01:50
what we've come up with
01:51
is pretty amazing and we think it
01:54
makes building construction compatible
01:56
with the factory
01:58
whereas to date factory-built housing
02:00
hasn't really worked it hasn't really
02:01
gained market share
02:02
we believe that's the key to
02:04
affordability let's just build these
02:06
houses the same way we build
02:07
everything else on an assembly line
02:10
awesome and you know we were introduced
02:13
by zane
02:14
and i've literally been fascinated ever
02:16
since

02:17
and i'm super happy with uh everything
02:20
that's going on over there with you guys
02:21
and uh
02:22
like i had mentioned i can't wait uh to
02:24
see a boxable
02:26
in on every uh home that is allowed
02:30
to have one right so um yeah i
02:33
and and just to uh kind of um uh segue
02:36
to that so we
02:37
uh at brickwork now started to uh
02:41
you know we started off ourselves just
02:43
doing multi-family
02:44
um development due diligence reports
02:47
partner alex is a land use consultant so
02:50
there's a lot of red tape and it's super
02:52
difficult sometimes right to navigate
02:54
here in la
02:55
so you know we've been around for two
02:58
years
02:58
had success with that all the top
03:00
commercial agents and brokers
03:02
are our users right now from cvre on

03:04
down but
03:05
uh a lot of the residential uh
03:07
brokerages when we met with them
03:09
said you know this is kind of not what
03:12
we do we'd love to see
03:13
some sort of uh reports that can help us
03:16
bring us value and so we initially did
03:18
the small lot
03:18
subdivisions but those things take up to
03:21
18 months just to get approved before
03:23
you're even permit ready right and so
03:25
that's
03:25
all that is simply is just taking a
03:27
single family and turning it
03:28
you know into a duplex and adding one
03:30
unit it'll it'll take
03:32
upwards of two years and that's uh
03:34
normal process here in
03:35
in california and uh you know
03:37
jurisdictions here but um
03:39
you know when the adus uh like you had
03:42
mentioned
03:42
uh uh california's adu laws got kind of
03:45

overlooked um

03:46

you know because it passed in january of

03:48

2020 and then we were

03:50

in the midst of the pandemic but um this

03:53

year

03:53

in in january is when we got a lot of um

03:56

requests for that for some early uh

03:59

agents that were looking uh

04:01

at uh to implement that and so we

04:03

decided to uh

04:04

launch the adu and so yeah give us a

04:07

kind of an

04:07

update um on uh what do you guys plan on

04:11

doing uh to cover even just

04:13

california i mean there's so much

04:15

there's going to be so much demand for

04:16

you guys

04:18

moving forward yeah we have a building

04:21

system where different

04:22

room modules will stack and connect to

04:24

build different custom buildings

04:27

that product is a 20 foot by 20 foot

04:30

room module that's our our initial one

04:33

and

04:34

we are uh planning to introduce that to

04:38

california

04:39

um this real module uh is uh

04:42

you know kitchen bathroom bed and a

04:45

couch

04:46

and uh really that the you know the

04:48

lowest cost option

04:50

uh we could we could create to serve

04:52

that market so

04:53

we're just uh getting set up right now

04:56

we're

04:57

turning on a very big factory here in

04:59

las vegas

05:00

it's um should produce hopefully

05:03

thousands of these

05:04

per year and hopefully the product will

05:07

be

05:08

much faster and much lower cost and much

05:11

higher quality on a

05:13

whole range of different uh you know

05:17

metrics so it's looking pretty good and

05:20

many people are very excited about it so

05:24

you know we're we're just now getting

05:26

this uh really big factory

05:28

set up we've got all our equipment

05:29

bolted in there and actually got our

05:31

certificate of occupancy

05:32

today so we'll be uh moving in

05:35

and turning on the machines and turning

05:38

on the assembly line

05:40

yeah you hit the nail on the head right

05:42

there because uh our early uh edu

05:44

reports and agents and

05:46

you know homeowners and investors uh

05:49

started to

05:50

post a report start to get quotes on

05:53

both sides they were looking at uh

05:55

you know modular options locally here

05:57

and then uh

05:58

at gcs and they were and some of them in

06:00

some neighborhoods were getting quoted

06:02

four hundred dollars per square foot

06:04

hard and soft costs included but you

06:07

know uh

06:08

it that quickly means that if
you know i
06:11
let's just say a detached
06:13
you could build up to 1200
square feet
06:15
with the lot allows for it and in
06:17
la city you could build two
stories so
06:19
getting quoted
06:20
you know even let's just say for
math a
06:22
thousand square feet
06:23
that's four hundred thousand
dollars
06:26
right for one of these in your
backyard
06:28
so
06:28
uh it quickly doesn't make
sense for
06:31
everybody else i mean
06:33
select few probably can still do
that
06:35
but
06:36
but it just you know there's no
06:38
incentive i guess uh
06:40
given even if they could earn
rental
06:42
income the break-even period
is going to
06:44
be
06:45
uh years and years down the
down the
06:46
line so yeah i mean
06:48
let's talk about um starting
price
06:50
points for you guys

06:51
is it 50 000 and goes from
there and it
06:54
just depends on
06:56
um i guess uh you know a
bigger casita
06:59
means just more or putting
07:00
them together can you talk
about a
07:02
little bit more about what you
guys
07:03
offer
07:05
yeah you know the prices that
we've seen
07:06
out there are totally crazy
07:09
especially all the other uh
factory
07:12
built you know modular
competitors
07:14
pretty much have not found
one under 150
07:17
000 just for the the module not
07:20
including
07:21
site work so incredibly
expensive
07:24
but you know that does make
sense in
07:26
some cases
07:28
for some people however uh
we have
07:30
hopefully a much better option
07:32
our uh initial product which is
the
07:35
20 by 20 room module nine
and a half
07:37
foot high ceilings
07:38

kitchen bathroom bedroom
couch we are
07:41
planning to retell that for
07:42
fifty thousand dollars so that's
just
07:44
for the room module then
you'll have to
07:46
uh add in some other uh costs
to uh
07:50
apparently fix it to a
foundation and
07:51
connect utilities and those
kind of
07:53
range depending on on the site
and the
07:55
accessibility and the
permanent keys and
07:57
all that
07:58
but i think what we have is
going to be
08:00
the lowest cost
08:01
option certainly that's our our
goal as
08:04
a
08:04
company and then additionally
we're
08:08
going to once we're ready
we're going to
08:09
roll out
08:11
other interior configurations of
that 20
08:14
by 20 room module
08:15
so we'll also have an empty
one and then
08:18
you can take the kitchen
bathroom one
08:19
connect it to the empty one
and now you

08:21
have 800 square feet
08:24
and and they'll stack and connect and
08:26
they can be customized on sites
08:28
additionally uh eventually we will try
08:31
to put out
08:32
uh larger room modules as well um that
08:35
won't be for for a little while because
08:37
we have so much interest in the
08:39
20 by 20 product but you know the goal
08:42
of our company is to have the lowest
08:44
cost
08:45
housing solution ever and uh it's a
08:48
pretty
08:49
big vision and i think all of our
08:51
principles put us in the right place
08:53
where we have this amazing low-cost
08:55
shipping solution we have a simplified
08:58
product design we have the assembly line
09:00
the automation the bulk purchasing
09:03
all of these things that uh hopefully uh
09:06
doing it one at a time by hand
09:08

those guys won't be able to compete yeah
09:11
so let's
09:12
get right into what you were talking
09:13
about in transportation costs because
09:15
uh uh you're right some of the other
09:17
competitors if you kind of
09:18
look at them uh in detail uh
09:21
you start to quickly see the price
09:23
points going up
09:24
not only based on their initial uh
09:27
quotes on what they offer
09:28
and then tack on that the cost to get
09:32
get it
09:32
everything all um you know attached and
09:34
up and running
09:36
depending on property location and
09:38
jurisdiction and then the transportation
09:40
right if if that companies in the
09:42
midwest or somewhere on the east coast
09:44
it's going to be a hefty cost to bring
09:46
it uh here into california so
09:49
um uh you know uh what
09:52
um what's kind of uh you know your cost
09:55

advantage there uh in transportation
09:57
versus say some of the uh
09:59
some of these competitors yeah i would
10:01
recommend anyone listening to
10:03
check out the website boxable.comabl.com
10:07
and they'll quickly understand what
10:09
we've done the
10:11
uh core innovation here that's most
10:13
important for us
10:15
is that our house is fold up to become a
10:18
highway legal load
10:20
so that means eight and a half foot wide
10:22
and all of a sudden you've dramatically
10:24
reduced your
10:24
shipping cost whereas other guys ship a
10:27
wide load
10:28
which is very expensive and cumbersome
10:31
and
10:32
there isn't this expensive it's because
10:34
they'll be required to have
10:35
uh follow cars sometimes more than one
10:39
police escorts there's restricted routes
10:42
there's restricted

10:43
travel times it's just a
nightmare when
10:45
you're trying to
10:46
move something down the
road that
10:47
doesn't fit on the road
10:49
so that was so important to us
and
10:52
we think that factory-built
housing in
10:54
general is a non-starter
10:55
unless you can ship it
efficiently so
10:58
pretty good situation we have
11:00
of course it still costs money
to ship
11:02
but certainly ours is the
11:04
lowest cost option and and the
best
11:07
solution for
11:08
shipping where a 20 foot wide
room
11:11
becomes eight and a half foot
wide it
11:13
ships on a highway legal load
11:15
and then it's fully finished
when it
11:17
arrives on site with just a
couple hours
11:19
of setup time
11:21
yeah absolutely um i i don't
know if
11:24
you've heard um
11:25
warren buffett recently
invested in a
11:27
company

11:28
called my tech and they have a
slightly
11:31
different take
11:32
where they're trying to build uh
and
11:35
and have you assemble on site
so kind of
11:38
like ikea
11:39
where they designed it in
pieces so that
11:42
it was meant to be
11:43
kind of shipped in pieces like
ikea
11:46
furniture
11:47
but then they would specially
train the
11:49
gc on site
11:50
to then assemble so um i you
know in
11:53
theory
11:54
that could obviously uh you
know
11:58
drive down the transportation
cost but i
11:59
don't know necessarily
12:01
it um being able to scale i'm
sure you
12:04
could still be able to do that
for one
12:05
ops but when you start to
12:07
you know approach developers
and that
12:10
that want to do these
12:11
um you know mass orders or
even attempt
12:14
to go into multifamily

12:16
i'm not really sure uh how that
could be
12:18
effective i'm not sure if you've
heard
12:19
of them
12:20
uh at all but there's a lot of
others
12:22
that are trying different things
yeah
12:24
i i heard about uh my tech um
12:27
which i think is pretty early
stage uh
12:30
well that portion of their
company is
12:32
but i wasn't sure exactly what
the
12:34
solution was
12:35
if it was uh penalized or if it
was a
12:38
fully finished
12:39
module i think that anything
12:43
that requires site work is uh
not really
12:46
gonna going to win
12:47
in the long term uh so you
know often
12:50
they'll have panelized solutions
where
12:52
they finish the panel
12:53
in the factory and then when
they get
12:55
out to site they assemble
those panels
12:57
together
12:58
but you know that doesn't
really put you
13:00

into a great place because there's just
13:01
still a tremendous amount of work you
13:02
have to do on site
13:03
where it's very very expensive so i
13:06
think you know
13:07
for in the future um to change housing
13:10
everything has to happen in the factory
13:12
the site work has to be
13:13
minimal and then we can really start to
13:15
push the cost down
13:17
i agree i agree and uh yeah let's get
13:20
right into
13:21
the uh news that um about elon musk
13:25
and uh how basically again we're
13:28
we're based out of la and i've already
13:31
you know
13:32
um saw a lot of articles come through
13:34
the real deal that uh
13:36
you know he sold off all his properties
13:38
in bel air i think they
13:40
get close to 100 million dollars and
13:42
just recently
13:44
he has a boxable um was that delivered

13:46
to
13:47
uh boca chica in in the new uh space
13:50
spacex uh launch site in texas and
13:54
i just wanted to ask you did you know
13:55
about that order going through
13:57
in advance or did the team kind of just
14:00
put one through
14:01
without you noticing or um what was the
14:04
story behind that
14:06
i'm sorry but i just cannot comment on
14:09
that
14:09
at all i can't apologize
14:13
no worries look i just i just thought
14:15
i'd throw it out there i think uh
14:17
for me i think that's uh awesome that uh
14:19
you know it did get that press coverage
14:21
because
14:22
you know ultimately i'm a big fan right
14:25
of
14:25
of obviously you guys and elon and if
14:28
there's any
14:30
connection to him coming uh bringing
14:32
more
14:33

uh eyes on uh in the space right when it
14:35
comes to
14:36
modular build and the new way of doing
14:39
things and development i'm all for it so
14:41
it was worth a shot
14:44
yeah sorry about that certainly the
14:47
press is welcome any attention and
14:50
web traffic is very welcome absolutely
14:53
so um let's go into kind of um
14:57
so what we discussed was uh you know
15:00
uh you guys obviously have back orders
15:02
and and
15:03
and i think that's gonna um uh obviously
15:07
be the case um uh just for this year
15:09
into next year but what are your
15:11
what's the bottleneck to scale is it um
15:14
looking at another
15:15
uh factory to build out do you guys have
15:18
an idea of where
15:19
you would that would be located and you
15:22
know you guys are in las vegas so i
15:24
completely understand uh targeting

15:26
california because there's going to be a

15:27
lot of demand here and this adu law

15:30
just matches up perfectly with what you

15:32
guys are doing but what's going to be

15:34
um uh kind of moving forward where do

15:36
you guys kind of want to

15:38
start to uh be as far as you know uh

15:40
your factory

15:41
if it's gonna be automated or not and

15:43
then covering what areas

15:44
in the u.s next yeah well

15:48
we're just getting started uh really

15:49
we've only built a few prototypes of

15:51
proof of concept so far

15:53
and we are uh setting up a really big

15:56
factory it's a 170 000 feet

15:59
so that's like to put in perspective you

16:01
know about

16:02
three football fields inside a building

16:05
and uh

16:06
that factory is uh filled with equipment

16:09
right now everything's bolted in

16:11

ready to go uh we're gonna be moving in

16:14
there in the next

16:15
uh few days and getting to work turning

16:18
on that assembly line

16:19
and uh we'll start uh getting things up

16:22
to speed

16:23
and then uh hopefully hit the plans

16:26
uh output of that factory which should

16:28
be 3 600

16:30
casitas per year and pretty sure we'll

16:32
be sending those all to

16:33
california for the most part no blessing

16:39
just trying to finish my son's choice

16:42
[Laughter]

16:44
all right so look i um uh

16:48
i had a couple other uh questions for

16:50
you but there's uh

16:52
we've been we've been um you know i've

16:54
been discussing a few ideas with

16:55
developers so

16:56
on the homeowner's side of things you

16:59
know it's going to be great for them to

17:00
go on to boxable.com

17:02

order a casita and just have one kind of

17:05
uh um you know delivered and attached

17:07
that's great but i know

17:09
on the development side of things

17:10
because we have a lot of um

17:12
uh developers also as users um

17:15
let's just say a developer comes to you

17:17
guys and they want to start to build

17:19
a lot of these boxables uh and on their

17:22
investment properties right and so

17:24
let's just say they do um in excess of

17:28
like

17:28
a hundred or so do they do they get

17:31
discounts from

17:33
for mass orders of of more than 100 and

17:36
is there kind of an advantage to do that

17:38
on a development side versus say the

17:40
retail buyer or the homeowner

17:43
well we'll see how it all plays out but

17:45
right now i have

17:46
a wait list with 40 000 names on it

17:49
so i think we probably won't be doing

17:53
any discounts for quite a while just
17:56
because there's so much demand and
17:57
because the price is already
17:58
significantly lower than
18:00
uh all the other competitors so um you
18:03
know we're going to be trying to
18:05
scale this thing as quickly as possible
18:06
and as soon as we prove factory one
18:09
we'll be looking to scale it even more
18:11
from there and scale it into the the
18:12
full building system where different
18:14
size room modules will
18:15
stack and connect to build all different
18:17
building types
18:18
yeah and i i guess that's my final thing
18:21
i wanted to cover with you was uh
18:23
on the multi-family front like uh so we
18:26
uh
18:26
started brickwork really to help uh with
18:28
the affordable housing
18:30
and a lot of the developers are trying
18:33
to build

18:34
and they're uh hitting red tape and
18:36
there's it's just so
18:37
you know cumbersome let's just say to
18:39
put uh you know
18:40
a project in la and they're always
18:42
looking for alternative ways to do it
18:44
and
18:45
maybe in different cities so you know
18:47
what are any plans for you guys
18:49
to for that system to launch for it to
18:53
be multifamily and have you guys
18:55
already planned out how many stories how
18:57
many units can be put together
18:59
is there is there some early plans for
19:01
for that and on the multi-family front
19:04
yeah well all of our modules do stack
19:06
and connect
19:07
so the current version can do three
19:09
stories
19:10
we have some tweaks to the engineering
19:12
that we'll do in the next gen that can
19:14

go even taller than that the big thing
19:16
with multi-family is you're gonna have
19:18
the added
19:19
uh fire ratings that are required so a
19:21
multi-hour
19:22
uh wall assembly burn test so
19:26
uh our early testing shows that
19:30
we're gonna knock it out of the park on
19:32
those tests so that our product will
19:34
work for
19:35
uh multi-story without any added you
19:38
know
19:38
firewall in there and uh yeah i think
19:41
that'll be a big
19:43
big part of our customer base is people
19:46
doing that with our product
19:48
awesome yeah um so uh i'd like to end
19:52
these
19:52
with just some final thoughts um you
19:55
know
19:55
do you guys do you have a kind of um uh
19:59
moving forward what you're looking
20:00
forward to i mean obviously like you
20:02

said you're just
20:02
at the early stages i get it you're just
20:05
uh gonna be launching back order or
20:07
forty thousand i think that's gonna
20:08
quickly go up
20:09
a lot um when more uh homeowners and
20:12
everyone in
20:13
just in california alone uh hear about
20:15
your solution and
20:17
and they're gonna order but is there
20:19
anything else um
20:20
kind of in the works for you guys on um
20:23
when you do get to that
20:24
future point where you do build out the
20:27
next factory
20:28
are you looking at um a different way
20:33
uh to deliver these or is there any sort
20:36
of like technology already
20:38
um starting to plan out for the future
20:39
or anything else you want to share
20:42
yeah well what we have is uh
20:44
tremendously different than
20:46
anything else out there of course we
20:49

have the shipping innovation that i
20:50
described
20:51
beyond that this is not a traditional
20:53
lumber frame house
20:54
as you would see in the majority of
20:56
other uh buildings
20:58
we're using all different building
20:59
materials and manufacturing methods
21:02
and this stage of factory uh has a
21:05
certain degree of automation
21:07
but it's not uh the final
21:11
stop for for automation we want to after
21:14
we prove this factory out we want to
21:17
uh continue down that path and
21:20
hopefully end up with a a really a fully
21:23
automated factory
21:25
really hardcore the way the automakers
21:27
do it because they're
21:28
they're the ones who have uh you know
21:30
the expertise in this
21:33
you know mass production assembly line
21:37
robotics what they do is amazing no one
21:40
has

21:40
applied that to housing yet so that's
21:42
what we eventually want to do
21:44
although that's a significantly bigger
21:47
undertaking
21:48
uh you know maybe maybe with a billion
21:51
dollar price tag on it
21:52
um which hopefully we'll get to one day
21:56
yeah absolutely i i think uh the car
21:59
industry is something to look forward to
22:01
but then housing would be different just
22:02
because
22:03
now you're talking about terrain and
22:05
jurisdiction and
22:06
and specifics on that house so it's hard
22:08
to sometimes
22:10
get things to conform and you might have
22:12
to do some customization
22:13
but you're right it uh if if you guys
22:16
could get
22:17
fully automated and and get these out at
22:19
scale
22:20
um you're definitely going to have an
22:22

effect uh in housing and and i can't
22:24
wait to see that i think
22:26
um uh really really a big fan of yours
22:29
galiano and boxable and so um in the
22:32
future i'm hoping to
22:33
feature as many of your casitas in our
22:36
brickwork reports
22:37
moving forward uh with agents and stuff
22:40
so i i really just feel
22:41
a lot of the the people we've spoken to
22:44
just
22:45
aren't aware of what the best options
22:46
are there so i'm i'm
22:48
more than happy to uh um let them be
22:51
aware
22:51
that that you guys are around so uh with
22:54
that
22:54
thanks so much caleno really appreciate
22:56
your time
22:57
and uh look forward to uh to working
23:00
with you here soon
23:03
yeah thank you so much for uh chatting
23:05
with me
23:06
hopefully we'll be sending a bunch of
23:08
casitas your way soon and if anybody
23:10
else is interested in learning more
23:12
about boxable check out the website
23:13
boxable.com
23:15
check out you know youtube page and the
23:16
other social media we're going to
23:18
be posting continuous updates as we
23:22
develop this first factor awesome
23:25
thanks so much appreciate it
23:36
you

Galiano Tiramani (Boxabl) Presents at The Housing Startups Boom | September 2021

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Galiano Tiramani, founder of Boxable, talks about building compact unfolding houses and the opportunities in the housing space at Inside VC Presents: The Housing Startups Boom on September 23, 2021. 📚 CHAPTERS 0:00 - Intro To Galiano 0:38 - Intro to Boxabl 1:00 - Video Presentation of Boxabl 2:46 - Boxabl and Shipping 4:19 - Boxabl's Solution 6:43 - The Result 8:44 - Boxabl's Endgame 10:06 - House Demo in Factory 10:33 - Boxabl Team and Factory Space 11:22 - Recent Opportunities 12:35 - Presentation Wrap-Up 13:20 - What are the expectations with the product? 15:45 - Boxabl Contact Info 16:11 - Outro 👩‍💻 FOLLOW THE PRESENTERS ON TWITTER Landon Campbell: https://twitter.com/blackjewdude Galiano Tiramani: https://twitter.com/GalianoTiramani 🚀 WHO IS INSIDE.COM? Inside.com is where founders and executives find their competitive advantage. We provide newsletters, events, and an online community to help you get your competitive advantage. Free Membership includes a subscription to our newsletters and access to Inside events. PRO Membership ($25/mo) includes premium event perks, access to our Slack community of 2,500+ elite executives and entrepreneurs, invitations to monthly AMAs from industry leaders, plus more. Become a member today at Inside.com ------------------------------SOCIAL------------------------------ 🌐 Website: https://Inside.com 🐦 Twitter: https://twitter.com/inside 📸 Instagram: https://instagram.com/InsideOnInsta 👥 Facebook: https://fb.com/inside 📺 Subscribe to our channel --https://www.youtube.com/channel/UCbVe... ------------------------------NOTE------------------------------ BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/da...

00:03
[Music]
00:05
so next we have a very special guest as
00:07
well we have galiano taramani who is the
00:09
founder of boxable boxful mass produces
00:13
foldable tiny homes delivered straight
00:15
to you this results in creating homes at
00:17
a notably lower price without
00:19
sacrificing the quality of living
00:21
galiano how you doing today
00:24
hey guys thank you so much for that uh
00:26
introduction and and thank you for
00:28
having me on your show i appreciate it
00:30
uh as as you said my name is galiano
00:32
tiramani and i'm one of the founders of
00:35
boxable um
00:37
we are making houses but they're kind of
00:40
a
00:40
different house
00:42
a lot of differences and actually i'm
00:44
i'm sitting in a factory right now we we
00:46
uh conference room was being used so i
00:48

figured i'd come out here be more more
00:50
interesting for you guys so i'm going to
00:52
play a quick video just so people
00:55
understand what it is i'm talking about
00:57
and then
00:59
after that we'll go and i'll give you
01:01
the more in-depth
01:03
stuff so hopefully you can see this
01:06
so
01:07
there it is a magical unfolding house
01:11
um and and i promise we're we're not
01:13
just unfolding the house because it's
01:14
cool there is there is a reason behind
01:16
it
01:17
um those are those are some of the
01:18
interior uh shots there
01:21
uh and and there it is you saw it again
01:23
so that
01:24
house was just uh pulled in in a trailer
01:27
and uh
01:28
uh unfolded
01:30
um
01:32
and yeah as i mentioned there we have

01:34
really a lot of innovations um uh better
01:38
houses so that that shot is actually the
01:42
building i'm sitting in right now but
01:44
before it was filled with
01:46
workers and
01:48
equipment and raw materials so
01:50
pretty cool
01:53
hopefully some of you guys have have
01:54
heard about us in the press we've done
01:56
done pretty well
01:57
uh with the with the press uh this video
02:00
i'll just give you a quick
02:02
kind of overview of it
02:14
see what else we got
02:20
oh and this one so that is actually a
02:23
house uh behind the tesla being being
02:25
towed by the tesla and that's the uh
02:28
that's the factory i'm in right now
02:30
um oh this slides about our first
02:33
customer which we're producing for right
02:35
now which is the
02:36
federal government so
02:39

get out of that share and i will give
02:42
you the
02:43
big picture
02:44
so um essentially we set out a few years
02:48
ago to
02:49
kind of make building construction
02:51
compatible with uh modern manufacturing
02:55
modern mass production because that's
02:57
really
02:58
where we think all the problems with
02:59
housing come from um you know there's
03:01
lots of problems with housing
03:03
affordability availability there's
03:05
there's big shortages of housing so
03:07
if you look around the world pretty much
03:09
every modern product is kind of
03:11
mass-produced on an assembly line in a
03:13
factory
03:15
whether it's a car or a sneaker or a
03:18
television
03:20
and you know there's no uh
03:22
uh sneaker affordability crisis uh uh
03:25
there's no uh television shortage but

03:28
these problems exist for for housing
03:31
and we think that's because they have
03:33
not
03:35
made it into the the factory the same
03:37
way everything else has and the reason
03:40
we think that's the case is
03:42
they're just so big
03:43
so some factory-built housing does exist
03:45
but the bulk of the market is just built
03:47
by hand
03:48
one at a time so
03:50
people have tried to build in the
03:52
factory and it hasn't really taken off
03:54
the way we think it should so houses are
03:56
very big uh therefore you can't ship
03:59
them uh therefore it doesn't make sense
04:00
to build in the factory and you need to
04:02
build them on site so that's kind of the
04:05
the the way it's done now and so when we
04:08
started looking at the problem uh we
04:10
said we thought that the first thing we
04:12

had to solve was was the shipping issue
04:14
so
04:14
that was what we set out to do and and
04:16
the the initial innovation and solution
04:18
that we came up with was uh pretty
04:22
pretty sweet um we essentially now have
04:25
a 20 foot room that folds up to eight
04:28
feet wide
04:30
then ships
04:31
highway legal down the highway just on a
04:33
traditional load not an expensive wide
04:35
load
04:36
it arrives on site and in just an hour
04:38
or two it unfolds
04:42
and it's done and when i say done i mean
04:44
everything
04:45
kitchen bathroom
04:47
electric plumbing all of that's done in
04:50
the factory before it arrives on site so
04:54
really pretty cool um pretty cool if you
04:57
want to go you know kind of check out
04:58
our youtube there's some more uh videos
05:00

of that happening on there you can get a
05:02
feel for kind of how simple
05:05
you've made it so
05:06
that's
05:07
so important
05:08
now hopefully you don't hear that not
05:10
hammering behind me too loud
05:12
but yeah that's so important so now that
05:15
the buildings are compatible with
05:16
existing shipping infrastructure uh
05:18
truck rail
05:20
uh ocean freight uh now all of a sudden
05:23
we can scale manufacturing and
05:26
you know ship these things all around
05:29
just just like everything else
05:30
so
05:31
pretty cool and then
05:33
we didn't stop there with kind of the
05:35
innovations um we actually then went
05:38
ahead and re-engineered the building
05:40
from scratch we changed almost
05:42
everything there's almost nothing left
05:44
of traditional building construction and

05:47
that
05:48
uh means uh you know most buildings in
05:50
north america are built with uh lumber
05:53
nails uh stick framing um we
05:56
that works great when you're when you're
05:58
out in the field and you have to climb
05:59
up a ladder and a guy has to pick up a
06:01
piece of wood and nail together and that
06:02
makes sense but we thought that when
06:04
you're in the factory there's just a
06:06
whole different set of possibilities so
06:08
you know we took several years we did a
06:10
lot of research and a lot of uh testing
06:13
and
06:14
figuring out uh what materials made
06:16
sense and what we came up with is just
06:19
so outstanding we're so excited about it
06:21
because it's got um
06:24
it's really it's it's outperforming on
06:26
almost everything so there's a lot of
06:28
different kind of requirements when

06:30
you're
06:31
creating a building uh your
06:32
environmental requirements energy
06:34
requirements strength safety all that
06:36
and we think we're kind of outperforming
06:38
on all of them we think we've engineered
06:39
one product that should work everywhere
06:41
around the whole world and uh the result
06:44
is uh energy efficiency that's off the
06:47
charts crazy um uh wind resistance that
06:50
can withstand hurricane category b uh
06:54
wind conditions um
06:56
uh fire resistance water resistance uh
06:59
the list goes on um uh the re the
07:01
redesign of the product also resulted in
07:05
a
07:06
um
07:07
uh dramatic simplification so so reduced
07:10
components uh bigger pieces within the
07:13
the walls on the floor so so less of
07:16
them um so so it's really amazing you
07:19

can actually see some of the raw
07:20
materials sitting around like over here
07:23
these are the foam bricks that go in the
07:25
core of the wall here some
07:27
sheets still for it
07:28
uh other stuff so
07:30
um
07:31
we
07:32
we
07:33
um and you know we think we've been able
07:35
to do all this we've been able to
07:37
uh uh create a product that's that
07:40
really doesn't compromise really really
07:41
anywhere for example you just see a
07:44
question there the um
07:47
the ceiling height is uh uh nine and a
07:50
half feet high uh uh
07:53
uh on our houses uh and we're still able
07:55
to ship it highway legal so that's uh
07:58
pretty cool
07:59
um
08:01
and uh
08:02
so you know a few years ago we started
08:04

working on this this problem uh went
08:06
through a bunch of versions of
08:07
prototyping and and testing and um uh
08:12
eventually got to the point where he
08:13
said we're ready to kind of go to our
08:15
market with this product and um we do
08:17
have a plan for a building system where
08:20
different sized room modules will you
08:22
know stack and connect to build
08:24
hopefully almost every building type on
08:26
the planet so we have um
08:29
you know started out with this little
08:30
small
08:31
casita product that is the 20 by 20 room
08:34
module that you know you can see if you
08:36
go to our website boxable.com vox abl
08:39
dot com and that's kind of where we want
08:41
it to start but the end game here is
08:44
very you know grandiose um we will
08:46
eventually manufacture bigger room
08:47
modules that still all ship highway

08:49
legal they will be hopefully will crank
08:52
out you know different uh kitchen boxes
08:54
different bathroom boxes different
08:56
bedroom boxes all in you know
08:58
standardized floor plans that then can
09:00
be stacked and connected to basically
09:02
build everything you know anything from
09:04
a thousand unit apartment building all
09:06
the way down to a little um
09:10
you know
09:11
uh
09:12
small uh casita tiny house like like you
09:15
might uh see on our website
09:17
so
09:18
um
09:19
we
09:20
we uh really exciting you know
09:23
lots of action uh lots of lots of
09:25
interest from from everywhere uh when we
09:28
announced that that product uh it's been
09:30
totally
09:31
mind-blowing actually i think i think
09:33
we've got now over 60 000 people on the
09:35

waitlist for this product we've gotten
09:37
outreach from all over the world from
09:39
many governments uh you know so much
09:42
exciting stuff is going on
09:43
and then um beginning of this year we
09:46
decided you know let's let's set up a
09:48
factory let's let's do this uh to date
09:50
we've actually only built about three
09:52
houses
09:53
um but we said let's let's go big and
09:57
let's set up a hundred and seventy
09:58
thousand foot uh manufacturing facility
10:00
uh so that's what we did and it's all
10:02
going it's all going smooth uh right now
10:05
um actually you guys are witnessing a
10:08
historic moment right now if you see
10:11
where i'm pointing right there that wall
10:14
is
10:15
the
10:16
first house on the assembly line and
10:18
it's just at the beginning of the line
10:19

there and it's getting uh the walls uh
10:22
the panels have been built and they're
10:24
being erected and and then it's gonna
10:26
start coming through the line and being
10:28
kind of uh finished so
10:31
uh really cool really exciting times we
10:33
are kind of uh
10:35
rapidly uh rapidly scaling up uh
10:38
production uh rapidly hiring people uh i
10:41
you know i don't even know all the
10:42
employees names yet because we're hiring
10:45
so many
10:46
uh so quickly uh this factory that we've
10:49
set up it's a 170 000 foot uh warehouse
10:52
building it's got um
10:56
it's got um
10:57
hopefully it can produce
10:59
about 3 600
11:01
casita models per year uh we are just
11:04
going to start with the casita model and
11:05
kind of uh take take it slowly um you
11:08
know with all the all the interest uh
11:11

oh and and the final output of the house
11:14
should be about one house every 90
11:16
minutes once we're rocking and rolling i
11:17
don't know how long it'll take to get up
11:19
to full speed but
11:21
um
11:22
uh another cool kind of opportunity
11:24
that's come our way is the fact that the
11:27
the first order we we had is from the
11:30
federal government so the department of
11:32
defense has ordered 150 houses uh all
11:35
these you know refrigerators and and
11:37
other raw materials are all here to
11:39
build that order and we're just we're
11:41
just uh getting started and it's really
11:44
exciting and hopefully we'll be uh
11:46
delivering that order and uh and then
11:48
kind of take it from there uh the idea
11:51
to start with the casita was to target
11:53
backyard accessories welding units in in
11:55

california which is like a rapidly
11:58
growing very popular uh new way to build
12:01
due to changes in laws where california
12:03
is really opening up building and zoning
12:05
um
12:06
they've made some
12:08
serious efforts to kind of push uh adus
12:11
uh
12:12
in california um by
12:15
making it so that almost every backyard
12:16
in california can take an edu uh and and
12:19
that's kind of
12:20
where you know the bulk of the interest
12:22
came from originally but then after that
12:25
there's just so many use cases for you
12:27
know these buildings and the different
12:28
uh kind of configurations of buildings
12:31
that are uh
12:33
possible
12:34
so let me see if i missed anything else
12:36
here we've got got a whole bunch of uh
12:39
you know
12:40

patents a whole bunch of intellectual
12:42
property because what we're doing is so
12:45
so new and different and there's so much
12:48
um
12:49
you know invention going on here so
12:51
that's a
12:52
cool thing we have on our side
12:54
and uh yeah yeah i think that that
12:57
pretty much covers the covers of the
12:58
bulk of it sorry for the question
13:01
thank you
13:02
awesome yeah galiano thank you so much i
13:04
really love the product you know you
13:06
mentioned that you guys have 60 000
13:09
people in the waitlist you know really
13:12
earned a lot of recognition after i
13:14
believe elon musk tweeted about you guys
13:16
spacex founder as well so that's been
13:18
really cool to see um so before you guys
13:20
you know start giving these homes are
13:22
you expecting like you know maybe any
13:24

unexpected use cases as to why someone
13:27
might want uh one of your products
13:30
yeah so we
13:32
get so many emails uh from you know so
13:35
many people telling us what they want to
13:36
do with the product and it's like it's
13:39
everything you know you could possibly
13:41
imagine the the original idea to start
13:43
with this casino product was especially
13:46
dwelling units but that's not what ended
13:48
up happening what ended up happening was
13:50
uh government military-based housing uh
13:52
and then after that i think we'll be
13:53
doing a showcase community here in in
13:56
vegas um we can also do you know uh
13:59
workforce it's also works makes sense
14:01
for uh workforce housing
14:04
um for uh temporary shelter kind of
14:07
disaster relief things that's another
14:09
place where we've seen interest is
14:11

rapidly deployable shelters uh in that
14:13
case we may add some like off-grid
14:15
utilities to the units and so that we
14:18
can deploy them quickly in the event of
14:20
a of a disaster
14:21
um but what we have is it's a kind of a
14:24
universal building box uh it's
14:26
architecturally neutral we think we can
14:28
build most things uh most of the time um
14:32
just this initial 20 by 20 box has so
14:35
many use cases and so much interest it's
14:37
crazy uh hopefully when we're successful
14:40
with that we can you know roll out a
14:42
bigger building system but this is
14:45
i think
14:46
a potential solution for almost every
14:48
building type on the planet and uh you
14:51
know it's it's uh certainly a huge
14:54
upside here
14:55
if we if we get this right so it's very
14:58
very exciting um one other thing i'll
15:00

mention is
15:01
how we've been uh raising
money that's
15:03
been uh going very well
15:05
it's been mostly you know
direct
15:07
investments uh through our
website so if
15:09
anyone's interested they can
go on there
15:10
and take a look at the offering
on that
15:13
um but you know
15:15
things are things are going
really well
15:16
here it's really exciting we've
got a
15:18
lot of kind of like uh covid
related uh
15:22
supply chain inflation logistics
issues
15:24
which is great timing for a
15:26
manufacturing startup but
where we're

15:28
handling all that well and and
moving
15:30
forward quickly and every day
here is a
15:33
you know an exciting uh
challenge to
15:35
face
15:37
of course congrats on the
growth new
15:39
team members as well you got
to learn
15:40
all their names soon so next
time we
15:42
have you on
15:43
hopefully we can meet some
of them too
15:44
and if people want to learn
more about
15:46
boxable um if you want to
share your
15:47
website that'd be super helpful
15:50
yeah yeah i'll type in the chat
it's
15:51

poxable.com
15:55
we got lots of content on uh
you know
15:57
instagram uh youtube we do a
lot of uh
16:01
update videos on our progress
and and
16:03
all that kind of stuff so there's
tons
16:04
of info out there people want
to learn
16:06
more
16:07
perfect well galiano thank you
so much
16:09
and thanks for bringing us
inside the
16:10
factory really exciting
16:13
[Music]
16:21
[Applause]
16:23
[Music]
16:31
you